

FIFTH THIRD BANCORP
2023 Annual Report

Our ambition: to be the One Bank
people most value and trust.



From our Chairman, CEO and President



DEAR SHAREHOLDERS,

At Fifth Third, we believe great banks distinguish themselves not by how they perform in benign environments, but rather by how they navigate challenging ones. In that sense, 2023 was a good year to mark our progress against our ambition to be the One Bank people most value and trust. The "people" in this statement encompass shareholders, customers, employees, and the communities where we live and work.

Financially, Fifth Third delivered the #1 total shareholder return among all large banks that did not participate in an FDIC-assisted transaction, driven by our defensive balance sheet positioning, disciplined execution, and multi-year investments. **We grew fourth quarter average deposits 5% year-over-year against a 3% decline for the industry.** Credit performance was again strong with net charge-offs remaining below historical averages. Although it would be unrealistic to expect it to repeat forever, we had zero net charge-offs in commercial real estate during a difficult time for the sector. These strong outcomes, combined with the expense discipline that is a hallmark for Fifth Third, resulted in a full year return on average assets of 1.13%, a return on average common equity of 14.2%, and an efficiency ratio* of 59.6% — all among the best of our peers.

Strategically, we continued to invest as we have for the past several years: strengthening our presence in the Southeast, differentiating our product offerings through tech-led innovation and excellent service, and modernizing our operating platform. *Fortune, Fast Company* and others recognized us for innovation, and *The Banker* named Fifth Third the "Bank of the Year — U.S." Notably, customers continued to vote with their feet. We grew consumer households at greater than three times the rate of U.S. population growth — up 3% overall and up 6% in the Southeast. In our Commercial business, we added a record number of new quality middle market relationships, up 11% over the prior year. As a result, we grew or maintained our deposit market share rank in <u>all</u> 40 of the largest metro areas where we compete.

Culturally, we are a relational company focused on developing our talent, fostering connections across our organization, and being a vested citizen in the communities where we operate. Early in 2023, Fifth Third received an "Outstanding" Community Reinvestment Act rating across lending, investment, and service from the Office of the Comptroller of the Currency. *Ethisphere* once again named Fifth Third one of the "World's Most Ethical Companies," one of only four banks in the world to make the list. In our annual engagement survey, 91% of employees indicated that Fifth Third meets or exceeds their expectations as an employer. Our employee attrition rates remain among the best measured in an annual banking industry study.

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* Non-GAAP financial measure, see the Non-GAAP financial measures section of the MD&A.

I am very pleased with how Fifth Third rose to the challenge in 2023. As we turn our focus to 2024, our operating priorities will continue to be stability, profitability, and growth — in that order. Given the industry finds itself in a period of change, I thought it might be helpful to share what is on my mind as Fifth Third responds to both challenges and opportunities.

Delivering sustainable organic growth

In the 25 years preceding the 2008-2009 financial crisis, total revenues at FDIC-insured banks grew roughly 1% faster than nominal U.S. GDP. In a reversal of that trend in the 15 years since, total revenues at FDIC-insured banks grew roughly 1% <u>slower</u> than nominal U.S. GDP. For a company like Fifth Third that is focused on shareholder value, this is a problem best addressed strategically.

We operate in a mature, highly competitive industry. Logically, it is hard for a bank to grow at several multiples of GDP year after year without taking on outsized risks that it does not fully understand, or without compromising through-the-cycle profitability. Last year, the failures of three of the fastest-growing banks were a painful reminder of the former. The struggling venture-backed fintech companies that built their models around negative unit economics are a reminder of the latter.

Fifth Third's aim is to grow organically at a rate that is a few percentage points faster than nominal GDP. To achieve this growth, there are only two options. First, find a way to differentiate our core businesses so we gain market share without sacrificing unit economics or risk appetite. Second, lean into secular trends that will provide a growth tailwind above what the U.S. economy will deliver overall.

On the point of gaining market share organically, competitive barriers are exceedingly difficult to achieve in our business and they come from doing things the hard way. You build barriers by seeing opportunities first and by investing continuously, especially when competitors are not. Our deposit growth story illustrates how this works when done well. We significantly outperformed the industry in 2023 not because of investments we made during the year, but because of the investments we made when market interest rates were at zero and investments in low-cost deposit gathering were out of vogue. From 2019 to 2023, we built roughly 100 branches concentrated in higher-growth markets, launched our non-interest-bearing Fifth Third Momentum® Banking offering and several new treasury management products, and spent tens of millions of dollars in analytically driven direct marketing to acquire hundreds of thousands of consumer checking households. Following the liquidity crunch of March madness, combined with interest rates at higher levels, the industry was reminded of the value of retail and granular operational deposits. Now we see competitors announcing similar strategies to Fifth Third's, but the cumulative impact of our multi-year investments cannot be replicated through one to two years of hiring, building a few new branches, or making small tuck-in acquisitions.

In terms of secular trends, we are investing in three areas we believe will support medium- to long-term performance. The first trend is domestic population migration to the Southeast, where the 15-20 largest metro areas are growing at four times the rate of the U.S. Over the last five years, we've built more branches in the Southeast than any bank other than J.P. Morgan Chase. Today, we employ more than 3,000 people in the region. The second trend is the U.S. industrial and energy policy, in which the federal government will invest more than $1 trillion in the coming years. Given its historical manufacturing base, the Midwest and Southeast should benefit disproportionately from these investments, and, in fact, to date, our footprint has received more investment per capita than any other U.S. region. Fifth Third also will benefit from the energy investments given our strong position in both utility-scale and distributed renewable power generation financing. The third trend is digitization, or, as Marc Andreessen memorably put it, "software is eating the world." **We are focused on differentiating our products with software. More than 2 million households now benefit from Early Pay, MyAdvance®, and other only-possible-with-digital benefits.** Additionally, more than 35% of our treasury management revenues now come from clients who use our software to automate financial operations. And, with Newline™ by Fifth Third, we're externalizing our payments infrastructure for third-party software developers.

The growth of unregulated, non-bank competitors is one trend that is not a current focus. Private credit, in many forms and by many names, has been a threat to the regulated banking system for decades, but rarely have private credit firms grown so much faster than banks as they are today. The critical question is what is the source of sustainable competitive advantage for private credit? Is their execution faster because of superior operating models or because traditional competitors are complacent, or are they faster because they are doing less due diligence or requiring fewer covenants? Are their returns higher (despite their higher funding costs) because they are better at analyzing risk, or because they use more leverage or operate outside the regulated banking system? If their model proves out through the cycle, will they have built any competitive barriers, or can traditional competitors replicate their innovations? It is too early to tell but I suspect — as in prior periods of non-bank credit growth — some private credit models will prove durable and many more will prove to be an artifact of the point in time. Either way, we are taking a wait-and-see approach.

Achieving strong profitability & operating leverage

The final rules are difficult to predict but, recently proposed regulations on capital, liquidity and consumer protection, among others, will be consequential for the banking system. Our rough estimate is that increased capital, lower loan-to-deposit ratios, lower fee income, and additional people cost associated with the proposed rules could reduce returns on tangible common equity across the industry by as much as 300 basis points. Investors can see the impact of these changes in a microcosm by comparing fourth quarter to full-year 2023 financial results across banks. Our results held up significantly better than most but the pressure on returns is real.

Some of the impact should be mitigated as higher costs of capital and higher liquidity charges get priced into new loan originations, but we believe restoring prior return levels for the industry will require more than just pricing. Banks of all sizes will need to rationalize business models and find ways to reduce expenses structurally.

On the business model front, Fifth Third took quick action proactively under the banner of our "risk-weighted asset diet." We focused on business lines that no longer made sense for us, like exiting the mortgage warehouse business, and on clients who used our services thinly. A typical client who fits this profile might be a corporation with a large unfunded (or lightly drawn) line of credit and non-operational cash on deposit, and that pays us primarily through fees associated with episodic bond issuances. This relationship would have met our return hurdle previously but, with higher capital and liquidity charges, no longer does. Our relationship teams engaged these clients, indicating we either needed to deepen our relationship or find a path to exit. Encouragingly, roughly three-quarters of clients asked to find a path to improving returns to keep Fifth Third in their bank group, and a significant share moved business to us. This was a more arduous approach to achieve higher capital and liquidity levels than simply selling a loan portfolio or executing a credit risk transfer transaction, and it delivered a more important lasting benefit: It taught our sales force what is required to achieve a fair relationship return under the new rules, putting us in a position to return to growth confidently this year.

On structural costs, Fifth Third has a strong track record with the lowest annualized expense growth over the prior five years among our regional banking investor peers. We reduced full-time equivalent employee headcount by 4% from our peak in 2023 through the end of the year without the need for a company-wide expense program, but rather through disciplined capacity planning and process automation. We need to continue to make progress on expenses this year and in the future to create investment capacity and produce operating leverage. Our investments in modernizing our technology platform, streamlining end-to-end "value streams," and continuing to build density — a specific form of scale — are critical to future progress.

> **"We will never lose sight of the fact that, as shareholders, this is your bank."**

We continue to make significant progress on our journey to replace legacy mainframe-based technologies with modern architecture and cloud-native software. In addition to improving infrastructure resiliency and product development speed to market, these investments enable us to increase process automation and lower invested capital costs by "renting" scale from third-party providers. Limiting customization is imperative to keeping our lifecycle management costs in check. In other words, Fifth Third must adopt the workflow embedded in the base software package instead of customizing it to suit how we do work today — ideally to less than 5% of overall code. While this sounds intuitive, it is an uncommon practice in the banking sector. The CEO of a major software-as-a-service provider shared banks on its platform average 25-30% customization. Low levels of customization allow us to utilize the full automation capabilities of a platform and to accept "regular" code releases, boosting productivity and optimizing the staffing required to handle routine maintenance. Too much customization results in the same maintenance and unit costs, plus the cost of new software, which is the opposite of the intended goal.

Our second expense lever is "value streams," an approach we borrowed from lean manufacturing disciplines. Following a process from "end to end" cuts through most organizational structures, resulting in hand-offs that create waste and rework. This organizational dynamic makes processes hard to manage or change. We set out to address the impact two years ago by selecting 10 of the most significant value streams as defined by cost, risk, and customer experience impact. We assigned a cross-functional team of process experts, technologists, and product owners to each, and empowered the team to drive optimization based on a data-driven analysis of opportunities. Each of my direct reports is responsible for a value stream. I meet with one team every week to "walk the walls," ideate, and evaluate progress. The results have been very impressive.

Collectively, the value streams have generated just over $100 million of annualized savings while also materially improving the customer experience.

Our "everyday servicing" value stream in Consumer and our "treasury management" value stream in Commercial are useful illustrations. The servicing value stream mapped how we support consumers in handling the small tasks they do every day with a focus on call center activity. Through boosting what could be done via our automated voice channel, rebuilding our AI-driven chat-bot Jeanie® to support 150 different needs, and refining processes and policies, the team reduced calls requiring a live agent by nearly 10% and generated over $10 million in annual savings while also improving customer satisfaction and employee retention. **Similarly, the treasury management team focused first on deposit account opening and has shortened account opening times by more than 60%.** This leap in productivity proved useful as we opened more commercial deposit accounts in the weekend after Silicon Valley Bank failed than we would in a normal month.

The last and most obvious factor is scale. There is no question that scale is helpful in providing capacity to make large investments and in attracting great talent. We also believe scale in the form of density — having a top position in the markets where we compete — is more important than absolute size. Density drives brand strength and a "network effect," which lowers customer acquisition costs and improves customer lifetime value. Density also leverages your organizational span of control and drives more volume through the same teams, reducing corporate overhead and back-office costs. Absolute size, if it does not come with large positions in the markets where you compete, helps only to spread corporate overhead, which is meaningful but not the most significant component of a bank's cost structure. Accordingly, Fifth Third is focused on achieving a top-five position in markets where we choose to compete, whether those are geographic and relationship-focused, or national and product-focused.

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On behalf of our team members at Fifth Third, thank you for your belief in our Company. We will never lose sight of the fact that, as shareholders, this is <u>your</u> bank. We are just the people fortunate enough to steward it into the future.



Tim Spence
Chairman, CEO and President

Achieving Strong Performance in a Dynamic Environment

Fifth Third delivered strong financial results in 2023 while continuing to successfully navigate the challenging environment. We generated record revenue, up 4% from 2022, maintained our multi-year expense discipline, and continued to invest in our businesses.

We have maintained **stability** through our defensive balance sheet positioning, which has proven to be resilient to changes in the credit and rate environments. This has enabled us to continue generating peer-leading results and lower overall volatility.

- We increased average deposits in the fourth quarter of 2023 by 5% compared to the same period in 2022. This **industry-leading deposit growth** reflects the strength and quality of our deposit franchise. In addition, we achieved a loan-to-core deposit ratio of 72% at year-end, the best among our regional peers.

- Our liquidity position is very strong. We were able to move quickly to adapt to proposed regulatory changes, enabling us to achieve **full Category 1 LCR compliance** on Aug. 31 and maintain it through the remainder of 2023, ending the year at 129%.

- We completed our risk-weighted asset diet in the fourth quarter, which reduced our risk-weighted assets by 3% compared to 2022 and contributed to the decline in loans in 2023. As a result of the diet and our strong earnings generation, Fifth Third delivered over **100 basis points of capital accretion in 2023**.

- We maintained our credit discipline. Credit performance throughout 2023 was well-behaved with net charge-offs remaining below historical averages and in line with our expectations. This reflected our focus on high-quality relationships and our approach to client selection. In our Commercial Real Estate (CRE) portfolio we experienced zero net charge-offs in 2023. We continue to have one of the lowest CRE loan concentrations, including Office CRE, among our regional peers.

Our strategic positioning, diversified fee income streams and expense discipline has contributed to our top-quartile **profitability**.

- We have well-diversified and strong fee businesses, which lessen our exposure to cyclical impacts. Our primary fee-generating businesses, including Treasury Management, Wealth and Asset Management and Capital Markets, all experienced growth in 2023. In Treasury Management, our 2023 acquisitions of Rize Money, Inc. and Big Data Healthcare, and the launch of Newline, our embedded payments business, continue to support peer-leading performance. Our Wealth & Asset Management business has delivered consistent growth over the past five years, with an award-winning Private Bank prioritized on offering One Bank solutions. Capital Markets fee growth was driven by strong loan syndication and institutional brokerage revenues in 2023.

- We have maintained our relentless commitment to efficiently managing our expense base, while continuing to thoughtfully invest in process automation and value stream enhancements.

Finally, our continued efforts to maintain both stability and profitability have enabled us to focus on **growth**. We are committed to consistent and strategic investments in order to sustain long-term shareholder value.

- We remain focused on organic growth by growing our customer base and deepening relationships. In 2023, we added a record number of new quality middle market relationships, up 11% from 2022. We also **grew consumer households by 3% overall**.

- We have seen tremendous growth in the Southeast as a result of our expansion efforts. In 2023, we opened 37 new branches concentrated in the Southeast, bringing us to **107 opened over the past five years**. This investment has contributed to our consumer household growth momentum across the Southeast, which is up 6% compared to 2022. Additionally, **we grew or maintained our deposit market share rank in all 40 of our largest metro areas**.

- Investments in both our products and services have further enhanced the overall customer experience and our ability to retain and grow quality relationships. Fifth Third Momentum® Banking continues to evolve Early Pay functionality with the addition of gig workers and tax refunds. Our Dividend Finance and Provide businesses hold top market share ranks in their respective industries.

- Our technology modernization journey has been focused on investments in cloud-based, scalable infrastructure to enhance the efficiency of the organization.

Fifth Third is positioned to perform well under a range of economic scenarios going forward. As we have over the past decade, we will continue to remain focused on generating strong long-term results while maintaining our expense discipline.

BANCORP OPERATING RESULTS

Stability

+5% DEPOSIT GROWTH
Q4 AVERAGE VS. 2022

72% LOAN-TO-CORE DEPOSIT RATIO

10.3% CET1 CAPITAL RATIO
+100 BASIS POINTS VS. 2022

Profitability

59.6% EFFICIENCY RATIO*

1.13% RETURN ON AVERAGE ASSETS

14.2% RETURN ON AVERAGE COMMON EQUITY
+50 BASIS POINTS VS. 2022

Growth

+3% HOUSEHOLD GROWTH
VS. 2022

+11% NEW QUALITY RELATIONSHIPS
MIDDLE MARKET VS. 2022

37 NEW FINANCIAL CENTERS
INCLUDES 34 IN SOUTHEAST MARKETS

*Non-GAAP financial measure, see the Non-GAAP financial measures section of the MD&A.

Delivering Innovations that Empower Customers

In 2023, we continued to innovate our products and services to help our customers do things they need to do better, faster, and with more control and efficiency. The strategic acquisitions of fintechs Big Data Healthcare and Rize Money, Inc. added new software-driven solutions to the suite of digital payments solutions we offer to commercial clients.

   

Big Data Healthcare, a technology solutions provider for healthcare payments and remittance, added national healthcare revenue cycle capabilities to our toolkit and positions us to address the unique, complex needs of healthcare industry clients. The industry is one of the largest and fastest growing segments of the U.S. economy, and now we can leverage additional specialized expertise to serve our clients.

The acquisition of **Rize Money, Inc.** strengthened our market-leading embedded payment capabilities, with enhanced payment infrastructure and innovative risk-management solutions. This platform gives our clients (primarily leading non-bank financial institutions) the tools they need to build, launch and scale new financial products and services through a single application programming interface.

The launch of **Newline™ by Fifth Third** represented a critical milestone in our multi-decade commitment to providing innovative payments solutions to the world's leading companies. Newline delivers modern technologies for a seamless embedding of financial services into client platforms and products, with the highest standards of performance, scalability and risk management.

We also saw our fintech platform, **Provide,** recognized by *Fast Company* as one of the "World's Most Innovative Companies" as it progressed on its journey from a monoline lending business to a comprehensive relationship banking solution for retail healthcare practices and their owners. In the nearly three years since Fifth Third acquired Provide, the company increased its loan production from $693 million in 2021 to over $899 million at the end of 2023. In the past year, Provide grew deposits over 75% and increased fee revenue from commercial payments services by over 100%. The quality of the specialized product suite and concierge service the team offers healthcare providers continues to be among the most compelling value propositions in the practice finance industry. Just as important, more than 80% of Provide's relationships span more than one area of our business. This demonstrates the value of our One Bank model and our ability to support clients end to end—from business launch, growth and expansion through to transition and even personal wealth management.

We continued to improve and enhance our flagship everyday banking offering, **Fifth Third Momentum® Banking.** One such example is the Early Pay feature, which enables customers to receive early access to their paychecks and other sources of income. Since our introduction of Early Pay in 2021, we have continuously innovated to support more payment types for our customers. We enabled gig workers and many government and retirement benefits recipients in 2022 and added tax refunds in 2023, so Fifth Third customers could receive more than $500 million in refunds up to five days earlier.

Receiving a tax refund early, automatically and for free, makes an impactful difference for our customers, and we were the first traditional bank to roll this out, just as we were for the gig worker benefit. We are proud to have surpassed 1 million households enrolled in Fifth Third Momentum Banking in 2023.



Jeanie®
How do I set a travel notice for my credit card?
Great news! Our advanced fraud detection technology means you don't need to inform us of your travel plans.
You can use your 5/3 debit and credit cards wherever you go. However, ATM-only cards can't be used internationally.

We also significantly enhanced Fifth Third's artificial intelligence-powered digital assistant, **Jeanie®.** Following a major update in October 2023, Jeanie can now understand and support more than 150 different customer needs. In 2023, we expanded Jeanie's capabilities by over 300% and the data it is trained on by approximately 1,000%.

Recognized for Innovation









THE BANKER
BANK OF THE YEAR 2023
US

FAST COMPANY
Most Innovative Companies 2023
Provide

FORTUNE
AMERICA's MOST INNOVATIVE COMPANIES
2023
statista

GLOBAL Private Banking INNOVATION AWARDS 2023

Best Private Bank for High Net Worth Clients

Highly Acclaimed as Outstanding Private Bank for Growth Strategy

Improving the Well-Being of our Communities

Strong communities need strong banks, and strong banks need strong communities. Our deliberate focus on positioning our bank to perform through the cycle enables us to better support our communities.

At Fifth Third, we all share a deep commitment to strengthening our communities and helping the individuals within them reach their full potential. We have formed deep connections in our communities and are working with them to achieve their goals. Together, we are addressing the affordable housing crisis, lifting up small businesses, creating inclusion in the traditional financial system and in the workforce, and filling the gaps in and evolving education. Our ultimate focus is creating economic mobility for all.

Our **Empowering Black Futures Neighborhood Program** exceeded the original three-year, $180 million commitment in just two years. We extended technical assistance for one more year to further accelerate revitalization in nine communities that have experienced decades of disinvestment. Our approach is one of collaboration, with a key local community organization that drives the work and utilizes Fifth Third as a partner and catalyst to execute its vision and bring in other partners and investments.



Strengthening our Culture and Employee Connections

On June 17, 2023, we celebrated our **165-year anniversary**, a milestone less than 1% of companies reach. The hallmark of Fifth Third's success lies with our passionate, diverse and talented employees, who are united around our core values. Throughout the Bank's history, our employees have delivered innovation and found ways to help improve the lives of our customers and the well-being of our communities.

Fostering an inclusive culture remains a critical priority. We want employees to feel connected to their colleagues, to leadership and to our customers and communities as we collaborate, create and innovate to make a difference in the lives of others. As of 2023, women and people of color represent 50% of our executive leadership team and nearly 44% of our Board of Directors. We also continue to make progress in other areas of our organization.

It's the hustle, heart and dedication of our employees that keep our customers at the center of everything we do. In our annual **Employee Viewpoints survey**, 91% of employees said we are meeting or exceeding expectations; 79% would recommend Fifth Third as a great place to work; and 75% intend to stay at the Bank for more than three years, noting they enjoy their work, have quality teams and co-workers and are optimistic about their growth. In the past five years, we've celebrated 536 employees who marked 25 years (and counting!) with the Bank.

Committed to being a leader and to caring for communities and each other



A Year in Review

















FIFTH THIRD BANK
Nasdaq
FITB
NasdaqListed

TIME
WORLD'S BEST COMPANIES
IN PARTNERSHIP WITH statista
2023

DEI
BEST PLACE TO WORK FOR DISABILITY INCLUSION
2023
100 DISABILITY EQUALITY INDEX

AMERICA'S MOST JUST COMPANIES
CNBC
2023

HUMAN RIGHTS CAMPAIGN FOUNDATION
EQUALITY 100
2023 2024
Leader in LGBTQ+ Workplace Inclusion

BEST EMPLOYERS FOR DIVERSITY
Forbes
2023
POWERED BY STATISTA

2023 WORLD'S MOST ETHICAL COMPANIES®
ETHISPHERE
4-TIME HONOREE

THE MOST POWERFUL WOMEN IN BANKING™
Congratulations to the 2023 Honorees

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
Commission File Number 001-33653



FIFTH THIRD BANCORP
(Exact name of Registrant specified in its charter)

Ohio **(State or other jurisdiction of incorporation or organization)**	**31-0854434** **(I.R.S. Employer Identification Number)**

38 Fountain Square Plaza
Cincinnati, Ohio 45263
(Address of principal executive offices)

Registrant's telephone number, including area code: (800) 972-3030

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, Without Par Value	FITB	The NASDAQ Stock Market LLC
Depositary Shares Representing a 1/1000th Ownership Interest in a Share of 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I	FITBI	The NASDAQ Stock Market LLC
Depositary Shares Representing a 1/40th Ownership Interest in a Share of 6.00% Non-Cumulative Perpetual Class B Preferred Stock, Series A	FITBP	The NASDAQ Stock Market LLC
Depositary Shares Representing a 1/1000th Ownership Interest in a Share of 4.95% Non-Cumulative Perpetual Preferred Stock, Series K	FITBO	The NASDAQ Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☒ No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes: ☐ No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: ☒ No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes: ☒ No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes: ☐ No: ☒

There were 681,221,886 shares of the Bancorp's Common Stock, without par value, outstanding as of January 31, 2024. The Aggregate Market Value of the Voting Stock held by non-affiliates of the Bancorp was $15,509,992,776 as of June 30, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

This report incorporates into a single document the requirements of the U.S. Securities and Exchange Commission (the "SEC") with respect to annual reports on Form 10-K and annual reports to shareholders. Sections of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

Only those sections of this 2023 Annual Report to Shareholders that are specified in this Cross Reference Index constitute part of the registrant's Form 10-K for the year ended December 31, 2023. No other information contained in this 2023 Annual Report to Shareholders shall be deemed to constitute any part of this Form 10-K nor shall any such information be incorporated into the Form 10-K and shall not be deemed "filed" as part of the registrant's Form 10-K.

10-K CROSS REFERENCE INDEX

FORWARD-LOOKING STATEMENTS

This report contains statements that we believe are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder. All statements other than statements of historical fact are forward-looking statements. These statements relate to our financial condition, results of operations, plans, objectives, future performance, capital actions or business. They usually can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "potential," "estimate," "forecast," "projected," "intends to," or may include other similar words or phrases such as "believes," "plans," "trend," "objective," "continue," "remain," or similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," or similar verbs. You should not place undue reliance on these statements, as they are subject to risks and uncertainties, including but not limited to the risk factors set forth in the Risk Factors section in Item 1A in this Annual Report on Form 10-K. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to us. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) deteriorating credit quality; (2) loan concentration by location or industry of borrowers or collateral; (3) problems encountered by other financial institutions; (4) inadequate sources of funding or liquidity; (5) unfavorable actions of rating agencies; (6) inability to maintain or grow deposits; (7) limitations on the ability to receive dividends from subsidiaries; (8) cyber-security risks; (9) Fifth Third's ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks; (10) failures by third-party service providers; (11) inability to manage strategic initiatives and/or organizational changes; (12) inability to implement technology system enhancements; (13) failure of internal controls and other risk management programs; (14) losses related to fraud, theft, misappropriation or violence; (15) inability to attract and retain skilled personnel; (16) adverse impacts of government regulation; (17) governmental or regulatory changes or other actions; (18) failures to meet applicable capital requirements; (19) regulatory objections to Fifth Third's capital plan; (20) regulation of Fifth Third's derivatives activities; (21) deposit insurance premiums; (22) assessments for the orderly liquidation fund; (23) weakness in the national or local economies; (24) global political and economic uncertainty or negative actions; (25) changes in interest rates and the effects of inflation; (26) changes and trends in capital markets; (27) fluctuation of Fifth Third's stock price; (28) volatility in mortgage banking revenue; (29) litigation, investigations, and enforcement proceedings by governmental authorities; (30) breaches of contractual covenants, representations and warranties; (31) competition and changes in the financial services industry; (32) potential impacts of the adoption of real-time payment networks; (33) changing retail distribution strategies, customer preferences and behavior; (34) difficulties in identifying, acquiring or integrating suitable strategic partnerships, investments or acquisitions; (35) potential dilution from future acquisitions; (36) loss of income and/or difficulties encountered in the sale and separation of businesses, investments or other assets; (37) results of investments or acquired entities; (38) changes in accounting standards or interpretation or declines in the value of Fifth Third's goodwill or other intangible assets; (39) inaccuracies or other failures from the use of models; (40) effects of critical accounting policies and judgments or the use of inaccurate estimates; (41) weather-related events, other natural disasters, or health emergencies (including pandemics); (42) the impact of reputational risk created by these or other developments on such matters as business generation and retention, funding and liquidity; (43) changes in law or requirements imposed by Fifth Third's regulators impacting our capital actions, including dividend payments and stock repurchases; and (44) Fifth Third's ability to meet its environmental and/or social targets, goals and commitments. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as may be required by law, and we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The information contained herein is intended to be reviewed in its totality, and any stipulations, conditions or provisos that apply to a given piece of information in one part of this report should be read as applying mutatis mutandis to every other instance of such information appearing herein.

PART I
ITEM 1. BUSINESS
General Information
Fifth Third Bancorp (the "Bancorp" or "Fifth Third"), an Ohio corporation organized in 1975, is a bank holding company ("BHC") as defined by the Bank Holding Company Act of 1956, as amended (the "BHCA"), and has elected to be treated as a financial holding company ("FHC") under the Gramm-Leach-Bliley Act of 1999 ("GLBA") and regulations of the Board of Governors of the Federal Reserve System (the "FRB").

The Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio and is the indirect holding company of Fifth Third Bank, National Association (the "Bank"). As of December 31, 2023, Fifth Third had $215 billion in assets and operates 1,088 full-service Banking Centers and 2,104 Fifth Third branded ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Georgia, North Carolina and South Carolina. The Bancorp operates three main businesses: Commercial Banking, Consumer and Small Business Banking and Wealth & Asset Management. Fifth Third is among the largest money managers in the Midwest and, as of December 31, 2023, had $574 billion in assets under care, of which it managed $59 billion for individuals, corporations and not-for-profit organizations. Investor information and press releases can be viewed on the Bancorp's Investor Relations website at ir.53.com. Information on or accessible through our website is not deemed to be incorporated into this Annual Report on Form 10-K. Website references in this Annual Report are merely textual references. Fifth Third's common stock is traded on the NASDAQ® Global Select Market under the symbol "FITB."

The Bancorp's subsidiaries provide a wide range of financial products and services to the commercial, financial, retail, governmental, educational, energy and healthcare sectors. This includes a variety of checking, savings and money market accounts, wealth management solutions, payments and commerce solutions, insurance services and credit products such as commercial loans and leases, mortgage loans, credit cards, installment loans and auto loans. These products and services are delivered through a variety of channels including the Bancorp's banking centers, other offices, telephone sales, the internet and mobile applications. The Bank has deposit insurance provided by the Federal Deposit Insurance Corporation (the "FDIC") through the Deposit Insurance Fund (the "DIF"). Refer to Exhibit 21 filed as an attachment to this Annual Report on Form 10-K for a list of subsidiaries of the Bancorp as of February 15, 2024.

Additional information regarding the Bancorp's businesses is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Availability of Financial Information
The Bancorp files reports with the SEC. Those reports include the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and annual proxy statement, as well as any amendments to those reports. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Bancorp's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, annual proxy statement and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are accessible at no cost on the Bancorp's Investor Relations website at ir.53.com on a same day basis after they are electronically filed with or furnished to the SEC.

Information about the Bancorp's Code of Business Conduct and Ethics (as amended from time to time), is available on Fifth Third's corporate website at www.53.com. In addition, any future waivers from a provision of the Fifth Third Code of Business Conduct and Ethics covering any of Fifth Third's directors or executive officers (including Fifth Third's principal executive officer, principal financial officer, and principal accounting officer or controller) will be posted at this internet address.

Competition
The Bancorp, primarily through the Bank, competes for deposits, loans and other banking services in its principal geographic markets as well as in selected national markets as opportunities arise. In addition to traditional financial institutions, the Bancorp competes with securities dealers, brokers, mortgage bankers, investment advisors, specialty finance, telecommunications, technology and insurance companies as well as large retailers. These companies compete across geographic boundaries and provide customers with meaningful alternatives to traditional banking services in nearly all significant products. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology, product delivery systems and the accelerating pace of consolidation among financial service providers. These competitive trends are likely to continue.

Human Capital Resources
The Bancorp's human capital strategy is designed to attract, develop and retain talent. This strategy ensures that Fifth Third has the talent, capabilities, and organizational structure to support business needs now and in the future. As of December 31, 2023, the Bancorp had 18,724 full-time equivalent employees, compared to 19,319 as of December 31, 2022. These employees support the organization's vision to be the One Bank people most value and trust by upholding its four Core Values: Be Respectful & Inclusive, Take Accountability, Work as One Bank and Act with Integrity.

Equality, Equity and Inclusion
Fifth Third believes that an inclusive culture is essential to living its Core Values, serving its customers, delivering financial performance and being recognized as a leader in building an engaging workplace. As of December 31, 2023, the Bancorp's employees were approximately 57% female and approximately 29% persons of color: 71% White, 13% Black/African American, 8% Hispanic/Latino, 6% Asian, and 2% Other.

The Bancorp has embedded approaches that continue to drive strategies across several key workstreams that focus on employees, customers, and the community. To support its commitment, the Bancorp has invested in the ongoing growth and expansion of its nine employee Business Resource Groups ("BRGs"). All employees regardless of background may join any BRG. Each BRG focuses on three pillars: employee development, community involvement/volunteerism and business innovation. BRGs across the footprint share best practices, embedding specific actions and activities to progress a culture of belonging and engagement.

Engagement and Development
Fifth Third believes that an engaged workforce is one of its most valuable assets in sustaining its success. The Bancorp's continuous listening strategy is an important component of its inclusive culture. The Bancorp's holistic approach to collecting, measuring and responding to employee feedback enhances the employee experience at critical points during times of change in business or work environments. Feedback is collected through a variety of methods, including the Employee Viewpoints Survey which includes questions related to culture, engagement, inclusion, employee well-being, expectations and intent to stay.

The Bancorp's learning, development and career mobility strategy delivers personalized and accessible experiences that fuel career growth and help retain talent. In 2023, employees completed over 779,000 training hours. In addition, the Bancorp requires all employees and contingent workers to complete compliance courses that support strong risk management behaviors and accountability.

Total Rewards – Compensation and Benefits
The Bancorp is committed to providing competitive compensation programs that attract and retain top talent, while driving its business strategy and effectively managing risk. Compensation programs are designed to pay for performance and consider applicable regulatory expectations, corporate values and behavioral expectations. The Bancorp's Compensation Philosophy aligns with the creation of long-term shareholder value.

The Bancorp continuously analyzes its compensation and benefits programs and practices with the objective of providing all employees with an equal opportunity to maximize their potential. Although not a nationwide requirement, Fifth Third recognizes a footprint-wide salary history ban and does not ask for a candidate's current salary to use as a factor in determining an employment offer.

The Bancorp offers a holistic suite of benefits that demonstrates its commitment to its employees' physical, financial and personal health and well-being. In addition to traditional benefit offerings, the Bancorp offers a 401(k) retirement program that pays a match up to 7% of an employee's eligible compensation, parental bonding leave, telemedicine services and tools that help find the highest quality and lowest cost treatment options. These services assist employees in maintaining a healthy work-life balance. In 2023, the Bancorp transitioned to a new paid time off structure that provides employees more control and flexibility to manage their time away, which includes paid time off for volunteering. In addition, the Bancorp enhanced its wellness offerings and resources to support employees and their families.

Recruitment and Retention
The Bancorp continues to navigate the changing talent landscape by monitoring the external environment and adapting talent strategies to meet internal needs. The Bancorp's focus on the Employee Value Proposition demonstrates a continued commitment to employees by developing great leaders, evolving the employee experience, and focusing on equality, equity and inclusion. Full year turnover significantly improved, decreasing from 21.0% in 2022 to 16.9% in 2023.

The Bancorp's focus on multicultural recruitment strengthens the organization by fostering an inclusive culture. To attract the most talented employees, the Bancorp continues to enhance relationships with universities and partner organizations to attract top talent from various backgrounds including women, minorities, individuals with disabilities, veterans and LGBTQ+ individuals. Creating and developing an inclusive workforce is important for the Bancorp's business growth, leading to enhanced innovation while focusing on the needs of our customers.

Acquisitions and Investments
The Bancorp's strategy for growth includes strengthening its presence in core markets and broadening its product offerings while taking into account the integration and other risks of growth. The Bancorp evaluates strategic acquisition and investment opportunities and conducts due diligence activities in connection with possible transactions. As a result, discussions, and in some cases, negotiations regarding acquisitions and investments may take place and future transactions involving cash, debt or equity securities may occur. These typically involve the payment of a premium over book value and current market price, and therefore, some dilution of tangible book value and net income per share may occur with any future transactions.

Regulation and Supervision

In addition to the generally applicable state and federal laws governing businesses and employers, the Bancorp and the Bank are subject to extensive regulation and supervision under federal and state laws and regulations applicable to financial institutions and their parent companies. Virtually all aspects of the business of the Bancorp and the Bank are subject to specific requirements or restrictions and general regulatory oversight. The principal objectives of state and federal banking laws and regulations and the supervision, regulation and examination of banks and their parent companies (such as the Bank and the Bancorp) by bank regulatory agencies are the maintenance of the safety and soundness of financial institutions, the maintenance of the federal deposit insurance system and the protection of consumers or classes of consumers, rather than the protection of shareholders or debtholders of a bank or the parent company of a bank. The Bancorp and its subsidiaries are subject to an extensive regulatory framework of complex and comprehensive federal and state laws and regulations addressing the provision of banking and other financial services and other aspects of the Bancorp's businesses and operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") and legislation modifying Dodd-Frank, the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 ("EGRRCPA"), will continue to impact the Bancorp and the Bank. To the extent the following material describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation.

Both the scope of the laws and regulations and the intensity of the supervision to which the Bancorp and its subsidiaries are subject increased in response to the financial crisis, as well as other factors, such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of Dodd-Frank and its implementing regulations, most of which are now in place. While the regulatory environment has recently been in a period of rebalancing the post financial crisis framework, the Bancorp expects that its business will remain subject to extensive regulation and supervision.

The EGRRCPA amended various sections of Dodd-Frank, including section 165, which was revised to raise the asset thresholds for determining the application of enhanced prudential standards for BHCs. The EGRRCPA's increased asset thresholds took effect immediately for BHCs with total consolidated assets less than $100 billion, with the exception of risk committee requirements, which now apply to publicly-traded BHCs with $50 billion or more of consolidated assets. BHCs with consolidated assets between $100 billion and $250 billion, including the Bancorp, were subject to the enhanced prudential standards that applied to them before enactment of EGRRCPA until December 31, 2019, when rules adopted by the FRB that tailor the applicability of enhanced prudential standards and capital and liquidity requirements for BHCs with $100 billion or more in total consolidated assets became effective, as described in detail below.

Subsequent to the EGRRCPA, the FRB adopted a rule that adjusts the thresholds at which certain enhanced prudential standards ("EPS") apply to BHCs with $100 billion or more in total consolidated assets (the "EPS Tailoring Rule") and the FRB, the Office of the Comptroller of the Currency (the "OCC") and FDIC adopted a rule that similarly adjusts the thresholds at which certain other capital and liquidity standards apply to BHCs and banks with $100 billion or more in total consolidated assets (the "Capital and Liquidity Tailoring Rule" and, together with the EPS Tailoring Rule, the "Tailoring Rules"). The Tailoring Rules establish four risk-based categories of institutions, and the extent to which enhanced prudential standards and certain other capital and liquidity standards apply to these BHCs and banks depends on the banking organization's category. Under the Tailoring Rules, the Bancorp and the Bank each qualify as a Category IV banking organization subject to the least restrictive of the requirements applicable to firms with $100 billion or more in total consolidated assets.

Regulators

The Bancorp and/or the Bank are subject to regulation and supervision primarily by the FRB, the Consumer Financial Protection Bureau (the "CFPB") and the OCC and additionally by certain other functional regulators and self-regulatory organizations. The Bancorp is also subject to regulation by the SEC by virtue of its status as a public company and due to the nature of some of its businesses. The Bank is also subject to regulation by the FDIC, which insures the Bank's deposits as permitted by law.

The federal and state laws and regulations that are applicable to banks and to BHCs regulate, among other matters, the scope of the Bancorp's and the Bank's businesses, their activities, their investments, their capital and liquidity levels, their ability to make capital distributions (such as share repurchases and dividends), their reserves against deposits, the timing of the availability of deposited funds, the amount of loans to individual and related borrowers and the nature, the amount of and collateral for certain loans, and the amount of interest that may be charged on loans, as applicable. Various federal and state consumer laws and regulations also affect the services provided to consumers.

The Bancorp and the Bank are required to file various reports with and are subject to examination by various regulators, including the FRB, the OCC and the CFPB. The FRB, the OCC and the CFPB have the authority to issue orders for BHCs and banks to cease and desist from certain banking practices and violations of conditions imposed by, or violations of agreements with, the FRB, the OCC and the CFPB. Some of the Bancorp's and the Bank's regulators are also empowered to assess civil money penalties against companies or individuals in certain situations, such as when there is a violation of a law or regulation. Applicable state and federal laws also grant the Bancorp's regulators the authority to impose additional requirements and restrictions on the activities of the Bancorp and the Bank and, in some situations, the imposition of such additional requirements and restrictions will not be publicly available information.

The following discussion describes certain elements of the comprehensive regulatory framework applicable to the Bancorp and its subsidiaries. This discussion is not intended to describe all laws and regulations applicable to the Bancorp, the Bank and the Bancorp's other subsidiaries.

Acquisitions
The BHCA requires the prior approval of the FRB for a BHC to acquire substantially all the assets of a bank or to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of any bank, BHC or savings association, or to merge or consolidate with any BHC.

The BHCA generally prohibits a BHC from engaging in, or acquiring a direct or indirect interest in or control of more than 5% of any class of the voting shares of a company that is not a bank or a BHC that engages directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its banking subsidiaries, except that it may engage in and may own shares of companies engaged in certain activities the FRB has determined to be so closely related to banking or managing or controlling banks as to be proper incident thereto.

Financial Holding Companies
The Bancorp is registered as a BHC with the FRB under the BHCA and qualifies for and has elected to become an FHC. An FHC is permitted to engage directly or indirectly in a broader range of activities than those permitted for a BHC under the BHCA. Permitted activities for an FHC include securities underwriting and dealing, insurance underwriting and brokerage, merchant banking and other activities that are declared by the FRB, in cooperation with the Treasury Department, to be "financial in nature or incidental thereto" or are declared by the FRB unilaterally to be "complementary" to financial activities. In addition, an FHC is allowed to conduct permissible new financial activities or acquire permissible non-bank financial companies with after-the-fact notice to the FRB. A BHC may elect to become an FHC if the BHC is well-capitalized and is well managed and each of its banking subsidiaries is well-capitalized, is well managed and has at least a "Satisfactory" rating under the Community Reinvestment Act ("CRA"). To maintain FHC status, a BHC must continue to meet these requirements. The failure to meet such requirements could result in material restrictions on the activities of the FHC and may also adversely affect the FHC's ability to enter into certain transactions (including mergers and acquisitions) or obtain necessary approvals in connection therewith, as well as loss of FHC status. If restrictions are imposed on the activities of an FHC, such information may not necessarily be available to the public.

Dividends
The Bancorp is a legal entity separate and distinct from its subsidiaries and depends in part upon dividends received from its direct and indirect subsidiaries, including the Bank, to fund its activities, including its ability to make capital distributions, such as paying dividends or repurchasing shares. Under federal law, there are various limitations on the extent to which the Bank can declare and pay dividends to the Bancorp, including those related to regulatory capital requirements, general regulatory oversight to prevent unsafe or unsound practices, and federal banking law requirements concerning the payment of dividends out of net profits, surplus, and available earnings. Certain contractual restrictions also may limit the ability of the Bank to pay dividends to the Bancorp. No assurances can be given that the Bank will, in any circumstances, pay dividends to the Bancorp.

The Bancorp's ability to declare and pay dividends is similarly limited by federal banking law and FRB regulations and policy. The FRB has authority to prohibit BHCs from making capital distributions if they would be deemed to be an unsafe or unsound practice. The FRB has indicated generally that it may be an unsafe or unsound practice for BHCs to pay dividends unless a BHC's net income is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the Bancorp's ability to make capital distributions, including paying dividends and repurchasing shares, is subject to the Bancorp complying with the automatic restrictions on capital distributions under the FRBs "Capital Rules" process discussed below (see Regulatory Capital Requirements below).

Source of Strength
A BHC, including the Bancorp, is expected to act as a source of financial and managerial strength to each of its banking subsidiaries and to commit resources to their support. This support may be required at times when the BHC may not have the resources to provide it or when doing so is not otherwise in the interests of the Bancorp or its shareholders or creditors. U.S. banking regulators may require a BHC to make capital injections into a troubled subsidiary bank and may charge the BHC with engaging in unsafe and unsound practices if the BHC fails to commit resources to such a subsidiary bank or if it undertakes actions that the FRB believes might jeopardize the BHC's ability to commit resources to such subsidiary bank.

Under these requirements, the Bancorp may in the future be required to provide financial assistance to the Bank should it experience financial distress. Capital loans by the Bancorp to the Bank would be subordinate in right of payment to deposits and certain other debts of the Bank. In the event of the Bancorp's bankruptcy, any commitment by the Bancorp to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

FDIC Assessments
The DIF provides insurance coverage for certain deposits, up to a standard maximum deposit insurance amount of $250,000 per depositor per account ownership category per bank and is funded through assessments on insured depository institutions, based on the risk each institution poses to the DIF. The Bank accepts customer deposits that are insured by the DIF and, therefore, must pay insurance premiums. The FDIC may increase the Bank's insurance premiums based on various factors, including the FDIC's assessment of its risk profile.

As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35% by September 30, 2028. The FDIC's amended restoration plan increases the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, which began with the first quarterly assessment period of 2023.

In November 2023, the FDIC issued a final rule for a special deposit insurance assessment on banking organizations with greater than $5 billion in assets to recover the costs associated with protecting uninsured depositors following the bank failures that occurred in 2023. The estimate of the Bancorp's special assessment under the provisions of the final rule was $224 million, which was recognized in earnings upon issuance of the final rule and will be paid to the FDIC over an anticipated total of eight quarterly assessment periods beginning with the first quarter of 2024. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including the Bank, if the DIF reserve ratio is not restored as projected.

Transactions with Affiliates
Federal banking laws restrict transactions between a bank and its affiliates, including a parent BHC. The Bank is subject to these restrictions, which include quantitative and qualitative limits on the amounts and types of transactions that may take place, including extensions of credit to affiliates, investments in the stock or securities of affiliates, purchases of assets from affiliates and certain other transactions with affiliates. These restrictions also require that credit transactions with affiliates be collateralized and that transactions with affiliates be on market terms or better for the bank. Generally, a bank's covered transactions with any affiliate are limited to 10% of the bank's capital stock and surplus and covered transactions with all affiliates are limited to 20% of the bank's capital stock and surplus. Dodd-Frank expanded the scope of these regulations, including by applying them to the credit exposure arising under derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Federal banking laws also place similar restrictions on loans and other extensions of credit by FDIC-insured banks, such as the Bank, and their subsidiaries to their directors, executive officers, and principal shareholders.

Community Reinvestment Act
The CRA generally requires insured depository institutions, including the Bank, to identify the communities they serve and to make loans and investments and provide services that meet the credit needs of those communities. The CRA requires the OCC to evaluate the performance of national banks (including the Bank) with respect to these CRA obligations. Depository institutions must maintain comprehensive records of their CRA activities for purposes of these examinations. The OCC must take into account the institution's record of performance in meeting the credit needs of the entire community served, including low-and moderate-income neighborhoods. For purposes of CRA examinations, the OCC rates each institution's compliance with the CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." The Bank received an "Outstanding" rating on its most recent CRA performance examination from the OCC.

The CRA requires the relevant federal bank regulatory agency to consider a bank's CRA assessment when considering the bank's application to conduct certain mergers or acquisitions or to open or relocate a branch office. The FRB also must consider the CRA record of each subsidiary bank of a BHC in connection with any acquisition or merger application filed by the BHC. An unsatisfactory CRA record could substantially delay or result in the denial of an approval or application by the Bancorp or the Bank.

On October 24, 2023, the OCC, FRB, and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities.

Regulatory Capital Requirements
The Bancorp and the Bank are subject to certain risk-based capital and leverage ratio requirements under the capital adequacy rules (the "Capital Rules") adopted by the FRB, for the Bancorp, and by the OCC, for the Bank. These quantitative calculations are minimums, and the FRB and OCC may determine that a banking organization, based on its size, complexity, or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on the Bancorp's operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on the Bancorp's or the Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications. Under the Capital Rules, the Bancorp's and the Bank's assets, exposures, and certain off-balance sheet items are subject to risk weights used to determine the institutions' risk-weighted assets pursuant to the federal banking agencies' Standardized Approach to risk-weighting of assets. These risk-weighted assets are used to calculate the following minimum capital ratios for the Bancorp and the Bank:
- Common Equity Tier 1 ("CET1") Capital Ratio, equal to the ratio of CET1 capital to risk-weighted assets. CET1 capital primarily includes common shareholders' equity subject to certain regulatory adjustments and deductions, including with respect to goodwill, intangible assets, certain deferred tax assets, and accumulated other comprehensive income ("AOCI"). The Bancorp has elected to exclude certain AOCI components, with the result that those components are not recognized in the Bancorp's CET1. The FDIC, FRB and OCC have jointly issued rules for institutions that do not apply advanced approaches to regulatory capital, including the

Bancorp and the Bank. These rules simplified the capital treatment of certain items (including mortgage servicing assets, deferred tax assets and investments in the capital of unconsolidated financial institutions) and simplified the recognition and calculation of minority interests that are includable in regulatory capital. The advanced approaches to regulatory capital are generally required for large, internationally active banking organizations including those designated as global systemically important bank holding companies and those with total assets or cross-jurisdictional activity in excess of certain thresholds.

- Tier 1 Risk-Based Capital Ratio, equal to the ratio of Tier 1 capital to risk-weighted assets. Tier 1 capital is primarily comprised of CET1 capital, perpetual preferred stock and certain qualifying capital instruments.
- Total Risk-Based Capital Ratio, equal to the ratio of total capital, including CET1 capital, Tier 1 capital, and Tier 2 capital, to risk-weighted assets. Tier 2 capital primarily includes qualifying subordinated debt and qualifying allowance for loan and lease losses ("ALLL"). Tier 2 capital also includes, among other things, certain trust preferred securities.
- Leverage Ratio, equal to the ratio of Tier 1 capital to quarterly average assets (net of goodwill, certain other intangible assets, and certain other deductions).

In August 2020, the U.S. federal banking agencies adopted a final rule altering the definition of eligible retained income in their respective capital rules. Under the new rule, eligible retained income is the greater of a firm's (i) net income for the four preceding calendar quarters, net of any distributions and associated tax effects not already reflected in net income, and (ii) average net income over the preceding four quarters. An institution's eligible retained income, when considered in conjunction with capital ratios and the stress capital buffer, provides limitations on capital distributions (including dividends and share repurchases) and certain executive compensation arrangements for the quarter following the calculation. As of December 31, 2023, the Bancorp was permitted to use 100% of its eligible retained income for these purposes in the first quarter of 2024. In addition, in December 2018, the U.S. federal banking agencies finalized rules that would permit BHCs and banks to phase-in, for regulatory capital purposes, the day-one impact of ASU 2016-13 ("CECL") on retained earnings over a period of three years. As part of their response to the COVID-19 pandemic, the U.S. federal banking agencies issued another final rule for additional transitional relief to regulatory capital related to the impact of the adoption of CECL. The final rule provides banking organizations that adopted CECL in the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital, followed by the aforementioned three-year transition period to phase out the aggregate amount of benefit during the initial two-year delay for a total five-year transition. The estimated impact of CECL on regulatory capital (modified CECL transitional amount) is calculated as the sum of the day-one impact on retained earnings upon adoption of CECL (CECL transitional amount) and the calculated change in the ACL relative to the day-one ACL upon adoption of CECL multiplied by a scaling factor of 25%. The scaling factor is used to approximate the difference in the ACL under CECL relative to the incurred loss methodology. The modified CECL transitional amount was calculated each quarter for the first two years of the five-year transition. The amount of the modified CECL transition amount was then fixed as of December 31, 2021 and that amount is subject to the three-year phase out. Refer to the Capital Management section of Management's Discussion and Analysis of Financial Condition and Results of Operations for more information.

The Capital Rules also require banking organizations to maintain a stress capital buffer to avoid becoming subject to certain limitations on capital distributions and discretionary bonuses to executive officers (see Stress Buffer Requirements below). For more information related to the stress capital buffer, refer to Note 29 of the Notes to Consolidated Financial Statements.

The total minimum regulatory capital ratios and well-capitalized minimum ratios are reflected in the table below. The FRB has not yet revised the well-capitalized standard for BHCs to reflect the higher capital requirements imposed under the Capital Rules. For purposes of the FRB's Regulation Y, including determining whether a BHC meets the requirements to be an FHC, BHCs, such as the Bancorp, must maintain a Tier 1 Risk-Based Capital Ratio of 6.0% or greater and a Total Risk-Based Capital Ratio of 10.0% or greater. If the FRB were to apply the same or a very similar well-capitalized standard to BHCs as that applicable to the Bank, the Bancorp's capital ratios as of December 31, 2023, would exceed such revised well-capitalized standard. The FRB may require BHCs, including the Bancorp, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a BHC's particular condition, risk profile, and growth plans.

The following table presents the minimum regulatory capital ratios, minimum ratio plus stress capital buffer, and well-capitalized minimums compared with the Bancorp's and the Bank's regulatory capital ratios as of December 31, 2023, calculated using the regulatory capital methodology applicable during 2023:

Regulatory Capital Ratios:

	Minimum Regulatory Capital Ratio	Minimum Ratio + Stress Capital Buffer[a]	Well-Capitalized Minimums[b]	Actual at December 31, 2023
CET1 risk-based capital ratio:				
Fifth Third Bancorp	4.50 %	7.00	N/A	10.29
Fifth Third Bank, National Association	4.50	7.00	6.50	12.42
Tier 1 risk-based capital ratio:				
Fifth Third Bancorp	6.00	8.50	6.00	11.59
Fifth Third Bank, National Association	6.00	8.50	8.00	12.42
Total risk-based capital ratio:				
Fifth Third Bancorp	8.00	10.50	10.00	13.72
Fifth Third Bank, National Association	8.00	10.50	10.00	13.85
Leverage ratio:				
Fifth Third Bancorp	4.00	N/A	N/A	8.73
Fifth Third Bank, National Association	4.00	N/A	5.00	9.38

(a) Reflects the stress capital buffer of 2.5% applicable during 2023.
(b) Reflects the well-capitalized standard applicable to the Bancorp under FRB Regulation Y and the well-capitalized standard applicable to the Bank.

Proposed Updates to Regulatory Requirements for Capital
On July 27, 2023, the U.S. banking agencies released a notice of proposed rulemaking to revise the Basel III Capital Rules, which would modify its existing risk-based capital framework for large banks and introduce a new framework that implements international capital standards. The proposed rulemaking would increase capital requirements applicable to banking organizations with total assets of $100 billion or more, including Fifth Third, and would align the calculation of regulatory capital and the calculation of risk-weighted assets across large banking organizations. As proposed, the rules would be effective for the Bancorp on July 1, 2025 and phased in over a three-year transition period. The Bancorp is in the process of evaluating this proposed rulemaking and assessing its potential impact.

Liquidity Regulation
As a result of the Tailoring Rules, the Bancorp, as a Category IV banking organization, is exempt from the liquidity coverage ratio requirement but remains subject to internal liquidity stress tests and standards.

Capital Planning and Stress Testing
BHCs with $100 billion or more in consolidated assets, including the Bancorp, generally must submit capital plans to the FRB on an annual basis. In March 2020, the FRB adopted a final rule to integrate the annual capital planning and stress testing requirements with certain ongoing regulatory capital requirements for large BHCs. As a result, the FRB's annual CCAR process is now used to calibrate the Bancorp's stress capital buffer requirement. Among other changes, the revised capital plan rule also eliminated the assumption that the Bancorp's balance sheet assets would increase over the planning horizon. In addition, provided that the Bancorp is otherwise in compliance with automatic restrictions on distributions under the Capital Rules, the Bancorp is no longer required to seek prior approval to make capital distributions in excess of those included in its capital plan. The Bancorp is required to provide the FRB notice within 15 days after making any capital distributions in excess of those included in its capital plan.

Under its CCAR process, the FRB annually evaluates capital adequacy, internal capital adequacy assessment processes and capital distribution plans of BHCs with $100 billion or more in total consolidated assets. The CCAR process is intended to help ensure that those BHCs have robust, forward-looking capital planning processes that account for each company's unique risks and that permit continued operations during times of economic and financial stress. The mandatory elements of the capital plan are an assessment of the expected uses and sources of capital over a nine-quarter planning horizon, a description of all planned capital actions over the planning horizon, a discussion of any expected changes to the BHC's business plan that are likely to have a material impact on its capital adequacy or liquidity, a detailed description of the BHC's process for assessing capital adequacy and the BHC's capital policy.

As a result of the EPS Tailoring Rule, the Bancorp is subject to a quantitative assessment of capital through supervisory stress tests every two years, with the next required assessment in 2024. These supervisory stress tests are forward-looking quantitative evaluations of the impact of stressful economic and financial market conditions on the Bancorp's capital. Additionally, under the EPS Tailoring Rule, the Bancorp is no longer required to file semi-annual, company-run stress tests with the FRB and publicly disclose the results.

Stress Buffer Requirements
In March 2020, the FRB issued a final rule amending regulatory capital rules, capital plan rules and stress test rules. Under the final rule, the capital conservation buffer was replaced with a stress capital buffer requirement. During each supervisory stress testing cycle, the FRB will use the Bancorp's supervisory stress test to determine its stress capital buffer, subject to a floor of 2.5%. Similar to the capital conservation

buffer, the Bancorp must maintain capital ratios above the sum of its minimum risk-based capital ratios and the stress capital buffer to avoid certain limitations on capital distributions and discretionary bonuses to executive officers. The final rule is applicable to BHCs with $100 billion or more in total consolidated assets and was effective on October 1, 2020. The FRB uses the supervisory stress test to determine the Bancorp's stress capital buffer, subject to a floor of 2.5%. The Bancorp's stress capital buffer requirement has been 2.5% since the introduction of this framework and was most recently affirmed as part of Fifth Third's 2023 Capital Plan submission with an effective date of October 1, 2023. The Bancorp's capital ratios have exceeded the stress capital buffer requirement for all periods presented.

Enhanced Prudential Standards
Pursuant to Title I of Dodd-Frank, certain U.S. BHCs are subject to enhanced prudential standards and early remediation requirements. As a result, the Bancorp is subject to more stringent standards, including liquidity and capital requirements, leverage limits, stress testing, resolution planning, and risk management standards, than those applicable to smaller institutions. Certain larger banking organizations are subject to additional enhanced prudential standards.

As discussed above, under the EPS Tailoring Rule, the Bancorp, as a Category IV banking organization, is subject to the least restrictive enhanced prudential standards applicable to firms with $100 billion or more in total consolidated assets. As compared to enhanced prudential standards that were applicable to the Bancorp, under the EPS Tailoring Rule, the Bancorp is no longer subject to company-run stress testing requirements and is subject to less frequent supervisory stress tests, less frequent internal liquidity stress tests, and reduced liquidity risk management requirements.

On August 29, 2023, the U.S. banking agencies issued a notice of proposed rulemaking to require that certain banking organizations with $100 billion or more in consolidated assets, including Fifth Third, comply with certain long-term debt requirements at the holding company and insured depository institution levels. These proposed requirements are intended to absorb losses and recapitalize the insured depository institution in the event of the failure of a banking organization. As proposed, the rules would be phased in over a three-year period after their effective date. The Bancorp is in the process of evaluating this proposed rulemaking and assessing its potential impact.

Heightened Governance and Risk Management Standards
The OCC has published guidelines documenting expectations for the governance and risk management practices of certain large financial institutions, including the Bank. The guidelines require covered institutions to establish and adhere to a written governance framework in order to manage and control their risk-taking activities. In addition, the guidelines provide standards for the institutions' boards of directors to oversee the risk governance framework. The Bank currently has a written governance framework and associated controls.

Privacy and Data Security
The OCC, FRB, FDIC and other bank regulatory agencies have adopted guidelines for safeguarding confidential, personal customer information. The guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. In addition, various U.S. regulators, including the OCC, FRB and the SEC, have increased their focus on cybersecurity through guidance, examinations and regulations. The Bancorp has adopted a customer information security program that has been approved by the Bancorp's Board of Directors.

The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers. In general, the statute requires explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information and, except as otherwise required by law, prohibits disclosing such information except as provided in the banking subsidiary's policies and procedures. The Bancorp's banking subsidiary has implemented a privacy policy.

States are also increasingly proposing or enacting legislation that relates to data privacy and data protection such as the California Consumer Privacy Act. The Bancorp continues to assess the requirements of such laws and proposed legislation and their applicability to the Bancorp. Moreover, these laws, and proposed legislation, are still subject to revision or formal guidance and they may be interpreted or applied in a manner inconsistent with our understanding.

Like other lenders, the Bank and other of the Bancorp's subsidiaries use credit bureau data in their underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act ("FCRA"), and the FCRA also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates, and using affiliate data for marketing purposes. Similar state laws may impose additional requirements on the Bancorp and its subsidiaries.

Anti-Money Laundering and Economic Sanctions
The Bancorp is subject to federal laws that are designed to counter money laundering and terrorist financing, and transactions with certain persons, companies or foreign governments sanctioned by the United States. These include the Bank Secrecy Act, the Money Laundering Control Act, the USA PATRIOT Act and regulations for the International Emergency Economic Powers Act and the Trading with the Enemy Act, as administered by the United States Treasury Department's Office of Foreign Assets Control. These laws obligate depository

institutions and broker-dealers to verify their customers' identity, conduct customer due diligence, report on suspicious activity, file reports of transactions in currency and conduct enhanced due diligence on certain accounts. They also prohibit U.S. persons from engaging in transactions with certain designated restricted countries and persons. Depository institutions and broker-dealers are required by their federal regulators to maintain robust policies and procedures in order to ensure compliance with these obligations.

Failure to comply with these laws or maintain an adequate compliance program can lead to significant monetary penalties and reputational damage and federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. There have been a number of significant enforcement actions by regulators, as well as state attorneys general and the Department of Justice, against banks, broker-dealers and non-bank financial institutions with respect to these laws and some have resulted in substantial penalties, including criminal pleas. The Bancorp's Board has approved policies and procedures that the Bancorp believes comply with these laws.

Executive Compensation
Pursuant to Dodd-Frank, each public company must give its shareholders the opportunity to vote on the compensation of its executives at least once every three years. The SEC also adopted rules on disclosure and voting requirements for golden parachute compensation that is payable to named executive officers in connection with sale transactions. The rules implementing the pay ratio provisions of Dodd-Frank require companies to disclose the ratio of the compensation of its chief executive officer to the median compensation of its employees.

The SEC's rules also direct the stock exchanges to prohibit listing classes of equity securities of a company if a company's compensation committee members are not independent. The rules also provide that a company's compensation committee may only select a compensation consultant, legal counsel or other advisor after taking into consideration factors to be identified by the SEC that affect the independence of a compensation consultant, legal counsel or other advisor.

Dodd-Frank required the SEC to issue rules directing the stock exchanges to prohibit listing any security of a company unless the company develops and implements a policy providing for disclosure of the policy of the company on incentive-based compensation that is based on financial information required to be reported under the securities laws. These rules became effective for the Bancorp on December 1, 2023. In the event the company is required to prepare an accounting restatement due to the material noncompliance of the company with any financial reporting requirement under the securities laws, the company will recover from any current or former executive officer of the company who received incentive-based compensation during the three-year period preceding the date on which the company is required to prepare the restatement based on the erroneous data, any exceptional compensation above what would have been paid under the restatement.

On August 25, 2022, the SEC finalized rules implementing the pay versus performance disclosure requirement mandated by Dodd–Frank. Under the new rules, reporting companies are required to include a tabular and narrative disclosure of specified executive compensation and financial performance measures for the five most recently completed fiscal years in proxy statements for fiscal years ending on or after December 16, 2022. Additionally, companies are required to use the company information in the table to give a clear description of the relationships between compensation actually paid to specified executive officers to the cumulative total shareholder return, net income, and company-selected financial measures.

The SEC has issued rules (as required by Dodd-Frank) requiring that each company disclose in the proxy materials for its annual meetings whether an employee or board member is permitted to purchase financial instruments designed to hedge or offset decreases in the market value of equity securities granted as compensation or otherwise held by the employee or board member.

The Bancorp's compensation practices are also subject to oversight by the FRB. The scope and content of compensation regulation in the financial industry are continuing to develop, and the regulations and resulting market practices are expected to continue to evolve over a number of years. In June 2016, the SEC and the federal banking agencies issued a proposed rule to implement the incentive-based compensation provisions of section 956 of Dodd-Frank. The proposal would establish new requirements for incentive-based compensation at institutions with assets of at least $1 billion. No final rule has been issued, but the Biden Administration may revisit this proposal.

Debit Card Interchange Fees
Dodd-Frank includes a set of rules requiring that interchange transaction fees for electronic debit transactions be reasonable and proportional to certain costs associated with processing the transactions. Interchange fees for electronic debit transactions are limited to 21 cents plus 0.05% of the transaction, plus an additional one cent per transaction fraud adjustment. These rules impose requirements regarding routing and exclusivity of electronic debit transactions, and generally require that debit cards be usable in at least two unaffiliated networks. On October 25, 2023, the FRB proposed to lower the maximum interchange fee that a large debit card issuer can receive for a debit card transaction. The proposal would also establish a regular process for updating the maximum amount every other year going forward. Fifth Third continues to monitor the development of these proposed rule revisions.

Resolution Planning

In past years, the Bancorp was required to submit annually to the FRB and the FDIC a resolution plan for the orderly resolution of the Bancorp and its significant legal entities under the U.S. Bankruptcy Code or other applicable insolvency laws in a rapid and orderly fashion in the event of future material financial distress or failure. In October 2019, the FRB and the FDIC adopted amendments to their resolution planning rule to adjust the thresholds at which certain resolution planning requirements apply to BHCs with $100 billion or more in total consolidated assets, including the Bancorp. As a result of these amendments, the Bancorp is no longer required to submit an annual resolution plan to the FRB and the FDIC.

In addition, the Bank is required to periodically file a separate resolution plan with the FDIC. EGRRCPA did not change the FDIC's rules that require the Bank to periodically file a separate resolution plan. In April 2019, the FDIC released an advanced notice of proposed rulemaking with respect to the FDIC's bank resolution plan requirements that requested comments on how to better tailor bank resolution plans to a firm's size, complexity, and risk profile. Until the FDIC's revisions to its bank resolution plan requirement are finalized, no bank resolution plans will be required to be filed.

In June 2021, the FDIC issued a public policy statement describing how the FDIC will implement certain aspects of the FDIC's resolution plan rule with respect to banks with $100 billion or more in total assets. Further, in August 2021, the FDIC informed the Bank of certain requirements applicable to the resolution plan submission required under the FDIC's rule with a submission due date of on or before December 1, 2022. The Bank submitted the resolution plan as required.

On August 29, 2023, the FDIC issued a proposed rule to modify its resolution planning requirements for institutions with at least $50 billion in total assets. The proposal would establish two tiers of covered institutions based on asset size with different content and submission requirements. For institutions with at least $100 billion in total assets, such as the Bank, the proposal enhances content requirements and requires full resolution plan submissions every two years and interim supplement submissions in the intervening years. Fifth Third continues to monitor the development of the resolution planning rules and the implications to the Bank.

Proprietary Trading and Investing in Certain Funds

Dodd-Frank sets forth restrictions on banking organizations' ability to engage in proprietary trading and to have certain ownership interests in and relationships with certain covered funds, such as private equity and hedge funds (the "Volcker Rule"). The Volcker Rule generally prohibits any banking entity from engaging in short-term proprietary trading for its own account, but permits transactions in certain securities (such as securities of the U.S. government), transactions on behalf of customers and activities such as market making, underwriting and risk-mitigating hedging. In addition, the Volcker Rule limits the sponsorship of or investment in a covered fund by any banking entity. The Volcker Rule also prohibits certain types of transactions between a banking entity and any covered fund that is sponsored by the banking entity or for which it serves as investment manager or investment advisor, similar to those transactions between banks and their affiliates that are limited as described above. The FRB granted extensions to banking entities, including the Bancorp, to conform to the requirements of the Volcker Rule with respect to "illiquid funds," as defined in the Volcker Rule. The Bancorp is also required to maintain a satisfactory Volcker Rule compliance program.

As of October 2019, the FRB, OCC, FDIC, Commodity Futures Trading Commission ("CFTC") and SEC finalized amendments to the Volcker Rule. These amendments tailor the Volcker Rule's compliance requirements to the amount of a firm's trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide to federal agencies. These amendments to the Volcker Rule are not material to our investing and trading activities.

In June 2020, the five federal agencies finalized amendments to the Volcker Rule's restrictions on ownership interests in and relationships with covered funds. Among other things, these amendments permit banking entities to have relationships with and offer additional financial services to additional types of funds and investment vehicles. These requirements do not currently have a material impact and are not expected to have a future material impact on the Bancorp's investing and trading activities.

Regulatory Regime for Derivatives

Title VII of Dodd-Frank imposes a registration regime and regulatory structure on the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital margin, segregation trade reporting, position limits, business conduct standards, and recordkeeping. Title VII also requires certain persons to register as a swap dealer or a security-based swap dealer. The Bank is registered with the CFTC as a swap dealer. With the finalization of the position limits and capital requirements, CFTC and U.S. banking regulators have finalized the rules implementing Title VII applicable to the over-the-counter derivatives markets and swap dealers, and the SEC has finalized most of its rules related to security-based swaps. As a registered swap dealer, the Bank is subject to the requirements of Title VII, including rules related to internal and external business conduct standards, reporting, recordkeeping, mandatory clearing for certain swaps, and trade documentation and confirmation requirements. In addition, the U.S. banking regulators have finalized regulations applicable to the Bank regarding mandatory posting, collection, and segregation of margin by certain swap counterparties, and capital requirements. The Bank is not registered as a security-based swap dealer.

Broker-Dealer and Investment Adviser Regulation
Fifth Third's broker-dealer and investment adviser subsidiaries are subject to regulation by the SEC. Financial Industry Regulation Authority ("FINRA") is the primary self-regulatory organization for Fifth Third's registered broker-dealer subsidiaries. Fifth Third's broker-dealer and investment adviser subsidiaries also are subject to additional regulation by states or local jurisdictions. The SEC and FINRA have active enforcement functions that oversee broker-dealers and investment advisers and can bring actions that result in fines, restitution, limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. In addition, certain changes in the activities of a broker-dealer require approval from FINRA, and FINRA considers a variety of factors in acting upon applications for such approval, including internal controls, capital levels, management experience and quality, prior enforcement and disciplinary history, and supervisory concerns.

Consumer Protection Regulation and Supervision
The Bancorp is subject to supervision and regulation by the CFPB with respect to federal consumer protection laws. The Bancorp is also subject to certain state consumer protection laws, and under Dodd-Frank, state attorneys general and other state officials are empowered to enforce certain federal consumer protection laws and regulations. State authorities have increased their focus on and enforcement of consumer protection rules. These federal and state consumer protection laws apply to a broad range of our activities and to various aspects of our business and include laws relating to interest rates, fair lending, disclosures of credit terms and estimated transaction costs to consumer borrowers, debt collection practices, the use of and the provision of information to consumer reporting agencies, and the prohibition of unfair, deceptive, or abusive acts or practices in connection with the offer, sale, or provision of consumer financial products and services.

The CFPB has promulgated many mortgage-related final rules since it was established under Dodd-Frank, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, Home Mortgage Disclosure Act requirements, and appraisal and escrow standards for higher priced mortgages. The mortgage-related final rules issued by the CFPB have materially restructured the origination, servicing, and securitization of residential mortgages in the United States. These rules have impacted, and will continue to impact, the business practices of mortgage lenders, including the Bancorp.

Future Legislative and Regulatory Initiatives
Federal and state legislators as well as regulatory agencies may introduce or enact new laws and rules, or amend existing laws and rules, that may affect the regulation of financial institutions and their holding companies. The regulatory agencies may seek to apply higher standards to the Bancorp and the Bank than as required by law, through supervision. The impact of any future legislative or regulatory changes, or supervisory direction, cannot be predicted. However, such changes could affect the Bancorp's business, financial condition and results of operations.

ITEM 1A. RISK FACTORS

The risks and uncertainties listed below present risks that could have a material impact on the Bancorp's financial condition, the results of its operations or its business. Some of these risks and uncertainties are interrelated and the occurrence of one or more of them may exacerbate the effect of others. The risks and uncertainties described below are not the only ones Fifth Third faces. Additional risks and uncertainties not presently known to Fifth Third or that Fifth Third currently believes to be immaterial may also adversely affect its business. See "Cautionary Note Regarding Forward-Looking Statements" elsewhere in this Annual Report on Form 10-K for more information.

CREDIT RISKS

Deteriorating credit quality has adversely impacted Fifth Third in the past and may adversely impact Fifth Third in the future.

When Fifth Third lends money or commits to lend money, the Bancorp incurs credit risk or the risk of loss if borrowers do not repay their loans, leases, credit cards, derivative obligations, or other credit obligations. The performance of these credit portfolios significantly affects the Bancorp's financial results and condition. If the current economic environment were to deteriorate, more customers may have difficulty in repaying their credit obligations which could result in a higher level of credit losses and reserves for credit losses. Fifth Third reserves for credit losses by establishing reserves through a charge to earnings. The amount of these reserves is based on Fifth Third's assessment of credit losses expected to be incurred in the credit portfolios including unfunded credit commitments. The process for determining the amount of the ALLL and the reserve for unfunded commitments is critical to Fifth Third's financial results and condition. Such determination requires difficult, subjective and complex judgments about the environment, including analysis of economic or market conditions that may impair the ability of borrowers to repay their loans.

Fifth Third may underestimate the credit losses expected to be incurred in its portfolios and have credit losses in excess of the amount reserved. Fifth Third may increase the reserve because of changing economic or market conditions, including falling home prices or higher unemployment, or other factors such as changes in borrower's behavior or changing protections in credit agreements. As an example, borrowers may "strategically default," or discontinue making payments on their real estate-secured loans if the value of the real estate is less than what they owe, even if they are still financially able to make the payments.

Fifth Third believes that both the ALLL and the reserve for unfunded commitments are adequate to cover expected losses at December 31, 2023; however, there is no assurance that they will be sufficient to cover future credit losses associated with exposures existing at December 31, 2023, especially if economic conditions decline, including but not limited to housing and employment conditions. In the event of significant deterioration in economic or market conditions, Fifth Third may be required to increase reserves in future periods, which would reduce earnings.

For more information, refer to the Credit Risk Management subsection of the Risk Management section and the ALLL and Reserve for Unfunded Commitments subsections of the Critical Accounting Policies section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Fifth Third may have more credit risk and higher credit losses to the extent loans are concentrated by exposure to individual borrowers, location or industry of the borrowers or collateral.

Fifth Third's credit risk and credit losses can increase if its loans are concentrated among individual borrowers, borrowers engaged in the same or similar activities, industries or geographies or to borrowers who as a group may be uniquely or disproportionately affected by economic or market conditions. Deterioration in economic conditions, including housing conditions or commodity and real estate values in certain states or locations could result in materially higher credit losses if loans are concentrated in those locations or by other factors. Fifth Third has significant exposure to businesses in certain economic sectors such as manufacturing, real estate, financial services, insurance and healthcare, and weaknesses in those businesses may adversely impact Fifth Third's business, results of operations or financial condition. Additionally, Fifth Third has a substantial portfolio of commercial and residential real estate loans and weaknesses in residential or commercial real estate markets may adversely impact Fifth Third's business, results of operations or financial condition.

Problems encountered by other financial institutions could adversely affect financial markets generally and have direct and indirect adverse effects on Fifth Third.

Fifth Third has exposure to counterparties in the financial services industry and other industries and routinely executes transactions with such counterparties, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Many of Fifth Third's transactions with other financial institutions expose Fifth Third to credit risk in the event of default of a counterparty or client. In addition, Fifth Third's credit risk may be affected when the collateral it holds cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Bancorp interacts on a daily basis, and therefore could adversely affect Fifth Third.

Inability to refinance in capital markets could cause a default that impacts Fifth Third borrowers.
Some Fifth Third customers rely on additional sources of capital from outside the Bancorp. If capital markets are disrupted or unavailable to these borrowers such that they cannot obtain funds for refinancing, those borrowers may experience a shortfall that would leave them unable to honor short-term and/or long-term obligations to the Bancorp.

LIQUIDITY RISKS

Fifth Third must maintain adequate sources of funding and liquidity.
Fifth Third must maintain adequate funding sources in the normal course of business to support its operations and fund outstanding liabilities, as well as meet regulatory expectations. Fifth Third primarily relies on bank deposits to be a low cost and stable source of funding for the loans it makes and the operation of its business. Core deposits, which include transaction deposits and certificates of deposit $250,000 or less, have historically provided Fifth Third with a sizeable source of relatively stable and low-cost funds (average core deposits funded 76% of average total assets for the year ending December 31, 2023). In addition to customer deposits, sources of liquidity include investments in the securities portfolio, Fifth Third's sale or securitization of loans in secondary markets, the pledging of loans and investment securities to access secured borrowing facilities through the FHLB and the FRB, and Fifth Third's ability to raise funds in money and capital markets.

Fifth Third's liquidity and ability to fund and operate its business could be materially adversely affected by a variety of conditions and factors, including financial and credit market disruptions and volatility or a lack of market or customer confidence in financial markets in general similar to what occurred during the financial crisis in 2008 and early 2009, which may result in a loss of customer deposits or outflows of cash or collateral and/or ability to access capital markets on favorable terms.

Other conditions and factors that could materially adversely affect Fifth Third's liquidity and funding include:
- a lack of market or customer confidence in Fifth Third or negative news about Fifth Third, regional banks or the financial services industry generally, which also may result in a loss of customer deposits and/or negatively affect Fifth Third's ability to access the capital markets;
- the loss of customer deposits due to competition from other banks or due to alternative investments;
- inability to sell or securitize loans or other assets;
- increased collateral requirements;
- increased regulatory requirements;
- reductions in one or more of Fifth Third's credit ratings;
- increased utilization of revolving lines of credit by customers; and
- systematic failure of financial market utilities relied upon by Fifth Third to settle intrabank payment activity.

A reduction in Fifth Third's credit rating could adversely affect its ability to retain deposits, borrow funds (including by raising the cost of borrowings substantially) and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect Fifth Third's ability to raise liquidity or capital. Many of the above conditions and factors may be caused by events over which Fifth Third has little or no control such as what occurred during the financial crisis. There can be no assurance that significant disruption and volatility in the financial markets will not occur again in the future.

Regulatory changes relating to liquidity and risk management may also negatively impact Fifth Third's results of operations and competitive position. Various regulations have been adopted to impose more stringent liquidity requirements for large financial institutions, including Fifth Third. These regulations address, among other matters, liquidity stress testing and minimum liquidity requirements. The application of certain of these regulations to banking organizations, such as Fifth Third, have been modified, including in connection with the implementation of the Tailoring Rules in the EGRRCPA.

If Fifth Third is unable to continue to fund assets through customer bank deposits or access capital markets on favorable terms or if Fifth Third suffers an increase in borrowing costs or otherwise fails to manage liquidity effectively, Fifth Third's liquidity, operating margins and financial results and condition may be materially adversely affected. Fifth Third may also need to raise additional capital and liquidity through the issuance of stock, which could dilute the ownership of existing stockholders, or reduce or even eliminate common stock dividends or share repurchases to preserve capital and liquidity.

Fifth Third and/or the holders of its securities could be adversely affected by unfavorable ratings from rating agencies.
Fifth Third's ability to access the capital markets is important to its overall funding profile. This access is affected by the ratings assigned by rating agencies to Fifth Third, certain of its subsidiaries and particular classes of securities they issue. The interest rates that Fifth Third pays on its securities are also influenced by, among other things, the credit ratings that it, its subsidiaries and/or its securities receive from recognized rating agencies. A downgrade to Fifth Third or its subsidiaries' credit rating could affect its ability to access the capital markets, increase its borrowing costs and negatively impact its profitability. A ratings downgrade to Fifth Third, its subsidiaries or their securities could also create obligations or liabilities of Fifth Third under the terms of its outstanding securities that could increase Fifth Third's costs or otherwise have a negative effect on its results of operations or financial condition.

Additionally, a downgrade of the credit rating of any particular security issued by Fifth Third or its subsidiaries could negatively affect the ability of the holders of that security to sell the securities and the prices at which any such securities may be sold.

Other rating agencies may also take actions to downgrade their ratings of the securities issued by Fifth Third or its subsidiaries. There can be no assurances that Fifth Third or its subsidiaries will retain any specific rating from any specific rating agency.

If Fifth Third is unable to maintain or grow its deposits, it may be subject to paying higher funding costs.
The total amount that Fifth Third pays for funding costs is dependent, in part, on Fifth Third's ability to maintain or grow its deposits. If Fifth Third is unable to sufficiently maintain or grow its deposits to meet liquidity objectives, it may be subject to paying higher funding costs. Fifth Third competes with banks and other financial services companies for deposits. If competitors raise the rates they pay on deposits, Fifth Third's funding costs may increase, either because Fifth Third raises rates to avoid losing deposits or because Fifth Third loses deposits and must rely on more expensive sources of funding. Also, customers typically move money from bank deposits to alternative investments during rising interest rate environments. Customers may also move noninterest-bearing deposits to interest-bearing accounts increasing the cost of those deposits. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return trade-off. Fifth Third's bank customers could take their money out of the Bank and put it in alternative investments, causing Fifth Third to lose a lower-cost source of funding. Higher funding costs reduce Fifth Third's net interest margin and net interest income.

The Bancorp's ability to receive dividends from its subsidiaries accounts for most of its revenue and could affect its liquidity and ability to pay dividends.
Fifth Third Bancorp is a separate and distinct legal entity from its subsidiaries. Fifth Third Bancorp typically receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Fifth Third Bancorp's stock and interest and principal on its debt. The ability of Fifth Third Bancorp's subsidiaries to pay dividends or make other payments or distributions depends on their respective operating results and may be restricted by, among other things, regulatory constraints, prevailing economic conditions (including interest rates), and financial, business and other factors, many of which are beyond the control of Fifth Third Bancorp. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that the Bancorp's banking subsidiary and certain nonbank subsidiaries may pay to the Bancorp. Regulatory scrutiny of liquidity and capital levels at bank holding companies and insured depository institutions has resulted in increased regulatory focus on all aspects of capital planning, including dividends and other distributions to shareholders of banks such as the parent bank holding companies. In addition, Fifth Third Bancorp's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of that subsidiary's creditors.

Regulatory limitations on the Bancorp's ability to receive dividends from its subsidiaries, economic conditions and other financial or business factors could have a material adverse effect on its liquidity and ability to pay dividends on stock or interest and principal on its debt and to engage in share repurchases. For further information, refer to Regulation and Supervision in Item 1 of this Annual Report on Form 10-K and Note 3 of the Notes to Consolidated Financial Statements.

OPERATIONAL RISKS

Fifth Third is exposed to cybersecurity risks that create both operational and reputational risk for the Bank and its customers across all lines of business.
In today's digital world, more and more of Fifth Third's business is conducted primarily via digital and mobile technology and information management systems. This includes the use of cloud computing, digital applications and third-party providers that host and store sensitive employee and customer information. Failures, interruptions of service or breaches in the security of these environments occur across the financial services industry with some frequency, including at Fifth Third and its third-party providers. If an event of this nature occurred at Fifth Third or one of its third-party providers and such event proved to be material, this could result in disruptions to Fifth Third's accounting, deposit, lending and other systems, and adversely affect its customer relationships. While Fifth Third heavily invests in information security, technical resiliency, business continuity and disaster recovery planning, and has policies and procedures designed to detect, limit, and prevent the impact of these possible events, there can be no assurance that any such failure, interruption or security breach will not occur or, if any does occur, that it can be remediated in such a way to eliminate the risk.

There will always be efforts on the part of threat actors to breach information security at financial institutions or with respect to financial transactions. There have been several recent instances involving financial services, credit bureaus and consumer-based companies reporting the unauthorized disclosure of client or customer information or the destruction or theft of corporate data, by both private individuals and foreign governments. In addition, because the techniques used to cause such security breaches change frequently, often are not recognized until launched against a target and may originate from remote and less regulated areas around the world, Fifth Third may be unable to proactively address these techniques or to implement adequate preventative measures. Despite Fifth Third's efforts to prevent a cyber-attack, a successful cyber-attack could persist for an extended period of time before being detected, and, following detection, it could take considerable time for Fifth Third to obtain full and reliable information about the cybersecurity incident and the extent, amount and type of information compromised. During the course of an investigation, Fifth Third may not necessarily know the full effects of the incident or how to remediate it, and actions and decisions that are taken or made in an effort to mitigate risk may further increase the costs and other negative consequences of the incident. Furthermore, financial services companies are regularly the target of cyber-attacks such as distributed denial of service, social engineering and ransomware attacks. The unintentional or willful acts or omissions of employees also remains the primary avenue through which threat actors attempt to gain access to company networks, information systems, data and credentials.

An additional risk is the use of third- and fourth-party providers to host critical data and platforms for Fifth Third, or in some cases provide IT services to Fifth Third domestically and internationally. Fifth Third must make investments in its ability to oversee third- and fourth-party providers and its failure to do so could result in customer losses, operational issues, litigation, regulatory actions and reputational loss. Industry trends are moving more to cloud providers, Software as a Service partners and hosted platforms that traditionally resided inside Fifth Third's firewall and data centers. These additional risks are further heightened through the increasing use of near real-time money movement solutions such as Zelle, and increase the difficulty to detect, prevent and recover fraudulent transactions. These additional risks are increasing the costs of Fifth Third's investment in technology and cybersecurity and require further investment in cyber-related and data loss event insurance which Fifth Third has in place. Though Fifth Third has insurance against some cybersecurity risks and attacks, it may not be sufficient to offset the impact of a material loss event. Future investment in these areas could have higher than expected costs and/or result in operating inefficiencies, which could increase the costs associated with the implementation as well as ongoing operations.

If personal, confidential or proprietary information of customers or clients in the Bancorp's or such vendors' or other third-parties' possession were to be mishandled or misused, the Bancorp could suffer significant regulatory consequences, reputational damage and financial loss.

Fifth Third relies on its systems and certain third-party service providers and certain failures (including those related to cybersecurity or weather events exacerbated by climate change) could materially adversely affect operations.
Fifth Third's operations, including its financial and accounting systems, use computer systems and telecommunications networks operated by both Fifth Third and third-party service providers. Fifth Third may not be sufficiently resilient and may not recover from significant operational events in a timely manner which could create operational and reputational risks. Additionally, Fifth Third collects, processes and stores sensitive consumer data by utilizing those and other systems and networks. Fifth Third has security, backup and recovery systems in place, as well as a business continuity plan to ensure the systems will not be inoperable. Fifth Third also has security to prevent unauthorized access to the systems. In addition, Fifth Third requires its third-party service providers to maintain similar controls. However, Fifth Third cannot be certain that the measures will be successful.

A security breach in these systems or the loss or corruption of confidential information such as business results, transaction records and related information could adversely impact Fifth Third's ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could result in sanctions from regulatory authorities, significant reputational harm and the loss of customer confidence in Fifth Third. Additionally, security breaches or the loss, theft or corruption of customer information such as social security numbers, credit card numbers, account balances or other information could result in losses by Fifth Third's customers, litigation, regulatory sanctions, lost customers and revenue, increased costs and significant reputational harm.

Fifth Third's necessary dependence upon automated systems to record and process its transaction volume poses the risk that technical system flaws or employee errors, tampering or manipulation of those systems will result in losses and may be difficult to detect. Fifth Third may also be subject to disruptions of its operating systems arising from events that are beyond its control (for example, computer viruses or electrical or telecommunications outages).

Third-party service providers with which the Bancorp does business both domestically and offshore, as well as vendors and other third parties with which the Bancorp's customers do business, can also be sources of operational risk to the Bancorp, particularly where processes are highly concentrated or activities of customers are beyond the Bancorp's security and control systems, such as through the use of the internet, personal computers, tablets, smart phones and other mobile services. Security breaches affecting the Bancorp's customers, or systems breakdowns or failures, security breaches or employee misconduct affecting such other third-party service providers, may require the Bancorp to take steps to protect the integrity of its own operational systems or to safeguard confidential information of the Bancorp or its customers, thereby increasing the Bancorp's operational costs and potentially diminishing customer satisfaction. If personal, confidential or proprietary information of customers or clients in the Bancorp's or such vendors' or other third parties' possession were to be mishandled or misused, the Bancorp could suffer significant regulatory consequences, reputational damage and financial loss. Such mishandling or misuse could include circumstances where, for example, such information was erroneously provided to parties who are not permitted to have the information, either through the fault of the Bancorp's systems, employees or counterparties, or where such information was intercepted or otherwise compromised by threat actors. The Bancorp may be subject to disruptions of its operating systems arising from events that are wholly or partially beyond the Bancorp's control, which may include, for example, security breaches; electrical or telecommunications outages; failures of computer components or servers or other damage to the Bancorp's property or assets; natural disasters or severe weather conditions; health emergencies; or events arising from local or larger-scale political events, including outbreaks of hostilities or terrorist acts. While the Bancorp believes that its current business continuity plans are both sufficient and adequate, there can be no assurance that such plans will fully mitigate all potential business continuity risks to the Bancorp or its customers and clients.

Any failures or disruptions of the Bancorp's systems or operations could give rise to losses in service to customers and clients, adversely affect the Bancorp's business and results of operations by subjecting the Bancorp to losses or liability, or require the Bancorp to expend significant resources to correct the failure or disruption, as well as by exposing the Bancorp to reputational harm, litigation, regulatory fines or penalties or losses not covered by insurance. The Bancorp could also be adversely affected if it loses access to information or services from a third-party service provider as a result of a security breach or system or operational failure, or disruption affecting the third-party service provider. Fifth Third's insurance may be inadequate to compensate for failures by, or affecting, third-party service providers upon which Fifth Third relies.

Fifth Third may not be able to effectively manage organizational changes and implement key initiatives in a timely fashion, or at all, due to competing priorities which could adversely affect its business, results of operations, financial condition and reputation.
Fifth Third is subject to rapid changes in technology, regulation and product innovation, and faces intense competition for customers, sources of revenue, capital, services, qualified employees and other essential business resources. In order to meet these challenges, Fifth Third is or may be engaged in numerous critical strategic initiatives at the same time. Accomplishing these initiatives may be complex, time intensive and require significant financial, technological, management and other resources. These initiatives may consume management's attention and may compete for limited resources. In addition, organizational changes may need to be implemented throughout Fifth Third as a result of the new products, services, partnerships and processes that arise from the execution of these various strategic initiatives. Fifth Third may have difficulty managing these organizational changes and executing these initiatives effectively in a timely fashion, or at all. Fifth Third's failure to do so could expose it to litigation or regulatory action and may damage Fifth Third's business, results of operations, financial condition and reputation.

Fifth Third may not be able to successfully implement future information technology system enhancements, which could adversely affect Fifth Third's business operations and profitability.
Fifth Third invests significant resources in information technology system enhancements in order to provide functionality and security at an appropriate level for ongoing product development and process re-engineering. Fifth Third may not be able to successfully implement and integrate future system enhancements, which could adversely impact the ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could result in sanctions from regulatory authorities. Such sanctions could include fines and result in reputational harm and have other negative effects. Failure to properly utilize system enhancements that are implemented in the future could result in impairment charges that adversely impact Fifth Third's financial condition and results of operations and could result in significant costs to remediate or replace the defective components. In addition, Fifth Third may incur significant training, licensing, maintenance, consulting and amortization expenses during and after systems implementations, and any such costs may continue for an extended period of time. A failure to maintain or enhance Fifth Third's competitive position with respect to technology, whether because of a failure to anticipate client expectations or other necessary changes, a failure in the performance of technological developments or an untimely roll out of developments, may cause Fifth Third to lose market share or incur additional expense.

Fifth Third may experience losses related to fraud, theft or violence.
Fifth Third has experienced, and may experience again in the future, losses incurred due to customer or employee fraud, theft or physical violence. Additionally, physical violence may negatively affect Fifth Third's key personnel, facilities or systems. These losses may be material and negatively affect Fifth Third's results of operations, financial condition or prospects. These losses could also lead to significant reputational risks and other effects. The industry fraud threat continues to evolve, including but not limited to, card fraud, check fraud, electronic fraud, wire fraud, social engineering and phishing attacks for identity theft and account takeover. Nationally, reported incidents of fraud and other financial crimes have increased. Increased use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and operations, coupled with the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others increases Fifth Third's security risks. Fifth Third continues to invest in fraud prevention in the forms of people and systems designed to prevent, detect and mitigate the customer and financial impacts.

Fifth Third could suffer if it fails to attract and retain skilled personnel.
Fifth Third's success depends, in large part, on its ability to attract and retain key individuals. Competition for qualified candidates in the activities and markets that Fifth Third serves is intense, which may increase Fifth Third's expenses and may result in Fifth Third not being able to hire candidates or retain them. If Fifth Third is not able to hire qualified candidates or retain its key personnel, Fifth Third may be unable to execute its business strategies and may suffer adverse consequences to its business, operations and financial condition.

Compensation paid by financial institutions such as Fifth Third is heavily regulated, particularly under Dodd-Frank, which affects the amount and form of compensation Fifth Third pays to hire and retain talented employees. If Fifth Third is unable to attract and retain qualified employees, or do so at rates necessary to maintain its competitive position, or if compensation costs required to attract and retain employees become more expensive, Fifth Third's performance, including its competitive position, could be materially adversely affected.

Fifth Third may experience operational disruption from the effects of climate change.
Fifth Third faces operational risk from the effects of climate change as an increase in severe weather may cause closures, damage to infrastructure, or damage to Fifth Third's physical locations that may disrupt the physical operation of the Bancorp. These interruptions may impair Fifth Third's ability to operate and may interfere with its ability to carry out business and serve clients and customers.

LEGAL AND REGULATORY COMPLIANCE RISKS

Fifth Third and/or its affiliates are or may become involved from time to time in information-gathering requests, investigations and litigation, regulatory or other enforcement proceedings by various governmental regulatory agencies and law enforcement authorities, as well as self-regulatory agencies which may lead to adverse consequences.

Fifth Third and/or its affiliates are or may become involved from time to time in information-gathering requests, reviews, investigations and proceedings (both formal and informal) by governmental regulatory agencies and law enforcement authorities, including but not limited to the FRB, OCC, CFPB, SEC, FINRA, U.S. Department of Justice, etc., as well as state and other governmental authorities and self-regulatory bodies, regarding their respective customers and businesses. Also, a violation of law or regulation by another financial institution may give rise to an inquiry or investigation by regulators or other authorities of the same or similar practices by Fifth Third. In addition, the complexity of the federal and state regulatory and enforcement regimes in the U.S. means that a single event or topic may give rise to numerous and overlapping investigations and regulatory proceedings. Furthermore, Fifth Third and certain of its directors and officers have been named from time to time as defendants in various class actions and other litigation relating to Fifth Third's business and activities, as well as regulatory or other enforcement proceedings. Past, present and future litigation have included or could include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Investigations by regulatory authorities may from time to time result in civil or criminal referrals to law enforcement. Enforcement authorities may seek admissions of wrongdoing and, in some cases, criminal pleas as part of the resolutions of matters and any such resolution of a matter involving Fifth Third which could lead to increased exposure to private litigation, could adversely affect Fifth Third's reputation and could result in limitations on Fifth Third's ability to do business in certain jurisdictions. Additionally, in some cases, regulatory authorities may take supervisory actions that are considered to be confidential supervisory information which may not be publicly disclosed.

Each of the matters described above may result in material adverse consequences, including without limitation, adverse judgments, settlements, fines, penalties, injunctions or other actions, amendments and/or restatements of Fifth Third's SEC filings and/or financial statements, as applicable, and/or determinations of material weaknesses in its disclosure controls and procedures. In addition, responding to information-gathering requests, reviews, investigations and proceedings, regardless of the ultimate outcome of the matter, could be time-consuming and expensive.

Like other large financial institutions and companies, Fifth Third is also subject to risk from potential employee misconduct, including non-compliance with policies and improper use or disclosure of confidential information. Substantial legal liability or significant regulatory or other enforcement action against Fifth Third could materially adversely affect its business, financial condition or results of operations and/or cause significant reputational harm to its business. The outcome of lawsuits and regulatory proceedings may be difficult to predict or estimate. Although Fifth Third establishes accruals for legal proceedings when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated, Fifth Third does not have accruals for all legal proceedings where it faces a risk of loss. In addition, due to the inherent subjectivity of the assessments and unpredictability of the outcome of legal proceedings, amounts accrued may not represent the ultimate loss to Fifth Third from the legal proceedings in question. Thus, Fifth Third's ultimate losses may be higher, and possibly significantly so, than the amounts accrued for legal loss contingencies, which could adversely affect Fifth Third's results of operations.

In addition, there has been a trend of public settlements with governmental agencies that may adversely affect other financial institutions, to the extent such settlements are used as a template for future settlements. The uncertain regulatory enforcement environment makes it difficult to estimate probable losses, which can lead to substantial disparities between legal reserves and actual settlements or penalties.

For further information on specific legal and regulatory proceedings, refer to Note 19 of the Notes to Consolidated Financial Statements.

Fifth Third may be required to repurchase residential mortgage loans or reimburse investors and others as a result of breaches in contractual representations and warranties.

Fifth Third sells residential mortgage loans to various parties, including government-sponsored enterprises ("GSE") and other financial institutions that purchase residential mortgage loans for investment or private label securitization. Fifth Third may be required to repurchase residential mortgage loans, indemnify the securitization trust, investor or insurer, or reimburse the securitization trust, investor or insurer, for credit losses incurred on loans in the event of a breach of contractual representations or warranties that is not remedied within a specified period (usually 60 days or less) after Fifth Third receives notice of the breach. Contracts for residential mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied to inadequate responses to repurchase requests. As a result, Fifth Third has established reserves in its consolidated financial statements for probable losses related to the residential mortgage loans it has sold. If economic conditions or the housing market deteriorate or future investor repurchase demand and Fifth Third's success at appealing such repurchase requests differ from expectations, Fifth Third could have increased repurchase obligations and increased loss severity on repurchases, requiring material additions to the repurchase reserve. Due to uncertainties relating to these factors, there can be no assurance that the reserves Fifth Third establishes will be adequate or that the total amount of losses incurred will not have a material adverse effect on Fifth Third's financial condition or results of operations.

Fifth Third is subject to extensive governmental regulation which could adversely impact Fifth Third or the businesses in which Fifth Third is engaged.
Government regulation and legislation subject Fifth Third and other financial institutions to restrictions, oversight and/or costs that may have an impact on Fifth Third's business, financial condition, results of operations or the price of its common stock.

Fifth Third is subject to extensive federal and state regulation, supervision and legislation that govern almost all aspects of its operations and limit the businesses in which Fifth Third may engage. These laws and regulations may change from time to time and are primarily intended for the protection of consumers, borrowers and depositors and are not designed to protect security-holders. In the past decade, the scope of the laws and regulations and the intensity of the supervision to which Fifth Third is subject increased in response to the 2008-2009 financial crisis as well as other factors such as technological and market changes. Compliance with these laws and regulations has resulted in and will continue to result in additional costs, which could be significant, and may have a material and adverse effect on Fifth Third's results of operations. In addition, if Fifth Third does not appropriately comply with current or future legislation and regulations, especially those that apply to its consumer operations, which has been an area of heightened focus, Fifth Third may be subject to fines, penalties or judgments, or material regulatory restrictions on its businesses, which could adversely affect operations and, in turn, financial results. Additionally, actions by regulatory agencies or significant litigation against Fifth Third could cause it to devote significant time and resources to defending itself and may lead to penalties that materially affect Fifth Third and its shareholders. Future changes in laws or regulations (including tax laws and regulations such as the Inflation Reduction Act) or their interpretations or enforcement may also be materially adverse to Fifth Third and its shareholders or may require Fifth Third to expend significant time and resources to comply with such requirements. In addition, as climate change issues become more prevalent, the U.S. and foreign governments are beginning to respond to these issues. The increasing government focus on climate change may result in new environmental regulations, including disclosure required by the SEC, that could result in additional compliance costs. Similarly, the impact of domestic and international events related to financial crime such as fraud, money laundering, and economic sanctions will continue to be an area of constant change, risk, and regulatory focus which pose ongoing regulatory, compliance, operational and financial risks.

The Biden Administration has sought to implement a regulatory agenda that has included, or could include, a heightened focus on the risks arising from climate change, fair lending, consumer protection, Bank Secrecy Act and anti-money laundering requirements, topics related to social equity, executive compensation, and increased capital and liquidity, as well as limits on share buybacks and dividends. In addition, mergers and acquisitions may be hindered by increased antitrust and other regulatory scrutiny. Reform proposals are also expected for the short-term wholesale markets. It is uncertain if the implementation of any of these policies would impact Fifth Third, and if so, what the impact would be.

Fifth Third cannot predict whether any pending or future legislation will be adopted or the substance and impact of any such new legislation on Fifth Third. Changes in regulation and supervisory and enforcement focus could affect Fifth Third in a substantial way and could have an adverse effect on its business, financial condition and results of operations. Additionally, legislation or regulatory reform could affect the behaviors of third parties that Fifth Third deals within the course of business, such as rating agencies, insurance companies and investors.

In addition, changes in laws or regulations that affect Fifth Third's customers and business partners could negatively affect Fifth Third's revenues and expenses. Certain changes in laws such as tax law reforms that impose limitations on the deductibility of interest may decrease the demand for Fifth Third's products or services and could negatively affect its revenues and results of operations. Other changes in laws or regulations could cause Fifth Third's third-party service providers and other vendors to increase the prices they charge to Fifth Third and negatively affect Fifth Third's expenses and financial results.

Fifth Third could suffer from unauthorized use of intellectual property.
Fifth Third develops for itself, and licenses from others, intellectual property for use in conducting its business. This intellectual property has been, and may be, subject to misappropriation or infringement by third parties as well as claims that Fifth Third's use of certain technology or other intellectual property infringes on rights owned by others. Fifth Third has been, and may be, subject to disputes and/or litigation concerning these claims and could be held responsible for significant damages covering past activities and substantial fees to continue to engage in these activities in the future. Fifth Third may also be unable to acquire rights to use certain intellectual property that is important for its business and may be unable to effectively engage in critical business activities. If Fifth Third is unable to protect or acquire rights to use intellectual property it owns or licenses, it may lose certain competitive advantages, incur expenses and/or lose revenue and may suffer harm to its business results and financial condition.

Fifth Third is subject to various regulatory requirements that may limit its operations and potential growth.
Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions and their holding companies, the FRB, the FDIC, the CFPB and the OCC have the authority to compel or restrict certain actions by the Bancorp and the Bank. The Bancorp and the Bank are subject to such supervisory authority and, more generally, must, in certain instances, obtain prior regulatory approval before engaging in certain activities or corporate decisions. There can be no assurance that such approvals, if required, would be forthcoming or that such approvals would be granted in a timely manner. Failure to receive any such approval, if required, could limit or impair the Bancorp's operations, restrict its growth, ability to compete, innovate or participate in industry consolidation and/or affect its dividend policy. Such actions and activities that may be subject to prior approval include, but are not limited to, increasing dividends or other

capital distributions by the Bancorp or the Bank, entering into a merger or acquisition transaction, acquiring or establishing new branches, and entering into certain new businesses.

Failure by the Bancorp or the Bank to meet the applicable eligibility requirements for FHC status (including capital and management requirements and that the Bank maintain at least a "Satisfactory" CRA rating) may result in restrictions on certain activities of the Bancorp, including the commencement of new activities and mergers with or acquisitions of other financial institutions and could ultimately result in the loss of FHC status.

Fifth Third and other financial institutions are highly regulated and subject to extensive oversight, supervision and examination by regulators, including the FRB, OCC, FDIC, CFPB, SEC, CFTC, FINRA, the National Futures Association and other state, federal and self-regulatory entities. Fifth Third is also subject to certain regulatory requirements as a result of its banking activity including with respect to stress testing, liquidity and capital levels, asset quality, provisioning, AML/BSA, fair lending, consumer compliance and other prudential matters and efforts to ensure that financial institutions take steps to improve their risk management and prevent future crises. For more information, refer to Regulation and Supervision—Regulatory Regime for Derivatives in Item 1 of this Annual Report on Form 10-K.

In this regard, government authorities, including the bank regulatory agencies and law enforcement, are also pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures and may also adversely affect Fifth Third's ability to enter into certain transactions or engage in certain activities, or obtain necessary regulatory approvals in connection therewith. The government enforcement authority includes, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. These enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.

In some cases, regulatory agencies may take supervisory actions that may not be publicly disclosed, which restrict or limit a financial institution. Finally, as part of Fifth Third's regular examination process, the Bancorp and the Bank's respective regulators may advise it and its banking subsidiary to operate under various restrictions as a prudential matter. Such supervisory actions or restrictions, if and in whatever manner imposed, could negatively affect Fifth Third's ability to engage in new activities and certain transactions, as well as have a material adverse effect on Fifth Third's business and results of operations and may not be publicly disclosed.

Fifth Third could face serious negative consequences if its third-party service providers, business partners or investments fail to comply with applicable laws, rules or regulations.
Fifth Third is expected to oversee the legal and regulatory compliance of its business endeavors, including those performed by third-party service providers, business partners, other vendors and certain companies in which Fifth Third has invested. Legal authorities and regulators could hold Fifth Third responsible for failures by these parties to comply with applicable laws, rules or regulations. These failures could expose Fifth Third to significant litigation or regulatory action that could limit its activities or impose significant fines or other financial losses. Additionally, Fifth Third could be subject to significant litigation from consumers or other parties harmed by these failures and could suffer significant losses of business and revenue, as well as reputational harm as a result of these failures.

As a regulated entity, the Bancorp is subject to certain capital requirements that may limit its operations, potential growth and ability to pay or increase dividends on its common stock or to repurchase its capital stock.
As a BHC and an FHC, the Bancorp is subject to the comprehensive, consolidated supervision and regulation of the FRB, including risk-based and leverage capital requirements, investment practices, dividend policy and growth. The Bancorp must maintain certain risk-based and leverage capital ratios as required by the FRB which can change depending upon general economic conditions and the Bancorp's particular condition, risk profile and growth plans. Compliance with the capital requirements, including leverage ratios, may limit operations that require the intensive use of capital and could adversely affect the Bancorp's ability to expand or maintain present business levels.

Failure by the Bank to meet applicable capital requirements could subject it to a variety of enforcement actions available to the federal regulatory authorities. These include limitations on the ability of the Bancorp to pay dividends and/or repurchase shares, the issuance by the regulatory authority of a capital directive to increase capital, loss of FHC status and the termination of deposit insurance by the FDIC.

The Bancorp is subject to the stress capital buffer requirement and must maintain capital ratios above its buffered minimum (regulatory minimum plus stress capital buffer) in order to avoid certain limitations on capital distributions and discretionary bonuses to executive officers. The FRB uses the supervisory stress test to determine the Bancorp's stress capital buffer, subject to a floor of 2.5%. The Bancorp's stress capital buffer requirement has been 2.5% since the introduction of this framework and was most recently affirmed as part of Fifth Third's 2023 Capital Plan submission with an effective date of October 1, 2023. Further changes to applicable capital and liquidity requirements could result in unexpected or new limitations on the Bancorp's ability to pay dividends and engage in share repurchases.

Deposit insurance premiums levied against the Bank could increase further if the number of bank failures increase or the cost of resolving failed banks increases.

The FDIC maintains a Deposit Insurance Fund ("DIF") to protect insured depositors in the event of bank failures. The DIF is funded by fees assessed on insured depository institutions including the Bank. Future deposit premiums paid by the Bank depend on FDIC rules, which are subject to change, the level of the DIF and the magnitude and cost of future bank failures. As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. In order to restore the DIF to its statutorily mandated minimums, the FDIC significantly increased deposit insurance premium rates, including the Bank's, resulting in increased expenses. The revised assessment rate schedules became effective January 1, 2023, and are applicable to the first quarterly assessment period of 2023. Additionally, on November 16, 2023, the FDIC finalized a special assessment to recover the loss to the DIF caused by the bank failures that occurred in 2023 to be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods, beginning the first quarterly assessment period of 2024. The FDIC may further increase the assessment rates or impose additional special assessments in the future, which may require the Bank to pay significantly higher FDIC premiums.

If an orderly liquidation of a systemically important BHC or non-bank financial company were triggered, Fifth Third could face assessments for the Orderly Liquidation Fund.

Dodd-Frank created authority for the orderly liquidation of systemically important BHCs and non-bank financial companies and is based on the FDIC's bank resolution model. The Secretary of the U.S. Treasury may trigger liquidation under this authority only after consultation with the President of the United States and after receiving a recommendation from the board of the FDIC and the FRB upon a two-thirds vote. Liquidation proceedings will be funded by the Orderly Liquidation Fund established under Dodd-Frank, which will borrow from the U.S. Treasury and impose risk-based assessments on covered financial companies. Risk-based assessments would be made, first, on entities that received more in the resolution than they would have received in the liquidation to the extent of such excess and second, if necessary, on, among others, bank holding companies with total consolidated assets of $50 billion or more, such as Fifth Third. Any such assessments may adversely affect Fifth Third's business, financial condition or results of operations.

MARKET RISKS: INTEREST RATE RISKS AND PRICE RISKS

Weakness in the U.S. economy, including within Fifth Third's geographic footprint, has adversely affected Fifth Third in the past and may adversely affect Fifth Third in the future.

Fifth Third has been, and will continue to be, impacted by general business and economic conditions in the United States. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, unemployment and the strength of the U.S. economy and the local economies in which Fifth Third operates, all of which are beyond Fifth Third's control. Deterioration or continued weakness in any of these conditions could result in a decrease in demand for Fifth Third's products and services.

Worldwide financial markets have recently experienced periods of extraordinary disruption and volatility, which have been driven by factors such as the COVID-19 pandemic, the Russia/Ukraine conflict and the evolving conflict in Israel and Gaza, resulting in heightened credit risk, reduced valuation of investments, decreased economic activity, heightened risk of cyber-attacks, and inflation. Moreover, many companies have experienced reduced liquidity and uncertainty as to their ability to raise capital during such periods of market disruption and volatility. In the event that these conditions recur or result in a prolonged economic downturn, Fifth Third's results of operations, financial position and/or liquidity could be materially and adversely affected. These market conditions may affect the Bancorp's ability to access debt and equity capital markets. In addition, as a result of recent financial and political events, Fifth Third may face increased regulation. Many of the other risk factors discussed in this Risk Factors section identify risks that result from, or are impacted by, a financial economic downturn. These include risks related to Fifth Third's investments portfolio, the competitive environment and regulatory developments.

Global and domestic political, social and economic uncertainties and changes may adversely affect Fifth Third.

Global financial markets, including the United States, face political and economic uncertainties (such as recent budget deficit concerns and political conflict over legislation to raise the U.S. government's debt limit) that may delay investment and hamper economic activity. International events such as trade disputes, separatist movements, leadership changes and political and military conflicts (such as the ongoing military tension between Russia and Ukraine and the evolving conflict in Israel and Gaza) could adversely affect global financial activity and markets and could negatively affect the U.S. economy. The United States is also facing a potentially contentious Presidential election as well as elections to determine the control of Congress and State governments. Additionally, the FRB and other major central banks have removed or reduced monetary accommodation and raised interest rates, increasing the risk of recession and may also negatively impact asset values and credit spreads that were impacted by extraordinary monetary stimulus. These potential negative effects on financial markets and economic activity could lead to reduced revenues, increased costs, increased credit risks and volatile markets, could adversely impact Fifth Third's ability to raise liquidity via money and capital markets, and could negatively impact Fifth Third's businesses, results of operations and financial condition.

Changes in interest rates could affect Fifth Third's income and cash flows.

Fifth Third's income and cash flows depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors that are beyond Fifth Third's control, including general economic conditions in the U.S. or abroad and the policies of various governmental and regulatory agencies (in particular, the FRB). Changes in monetary policy, including changes in interest rates and inflation, could influence the origination of loans, the prepayment speed of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits or other sources of funding as well as customers' ability to repay loans. For example, a tightening of the money supply by the FRB could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay a loan, which could have a material adverse effect on Fifth Third's financial condition and results of operations. The impact of these changes may be magnified if Fifth Third does not effectively manage the relative sensitivity of its assets and liabilities to changes in market interest rates. Fluctuations in these areas may adversely affect Fifth Third, its customers and its shareholders. Throughout 2022 and 2023, the Federal Reserve raised the federal funds rate to its current targeted rate between 5.25% and 5.5% in an effort to curb inflation. As inflation increases and market interest rates rise, the value of Fifth Third's investment securities, particularly those that have fixed rates or longer maturities, could decrease. Increasing rates would also increase debt service requirements for some of Fifth Third's borrowers and may adversely affect those borrowers' ability to pay as contractually obligated and could result in additional delinquencies or charge-offs. Further, the increase in market interest rates is likely to reduce Fifth Third's loan origination volume, particularly refinance volume, and/or reduce its interest rate spread, which could have an adverse effect on Fifth Third's profitability and results of operations. Fifth Third cannot predict the nature or timing of future changes in monetary policies or the precise effects that they may have on Fifth Third's activities and financial results.

Changes and trends in the capital markets may affect Fifth Third's income and cash flows.
Fifth Third enters into and maintains trading and investment positions in the capital markets on its own behalf and manages investment positions on behalf of its customers. These investment positions include derivative financial instruments. The revenues and profits Fifth Third derives from managing proprietary and customer trading and investment positions are dependent on market prices. Market changes and trends may result in a decline in wealth and asset management revenue or investment or trading losses that may impact Fifth Third. Losses on behalf of its customers could expose Fifth Third to reputational issues, litigation, credit risks or loss of revenue from those clients and customers. Additionally, losses in Fifth Third's trading and investment positions could lead to a loss with respect to those investments and may adversely affect Fifth Third's income, cash flows and funding costs.

Fifth Third's stock price is volatile.
Fifth Third's stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include, without limitation:
- actual or anticipated variations in earnings;
- changes in analysts' recommendations or projections;
- Fifth Third's announcements of developments related to its businesses;
- operating and stock performance of other companies deemed to be peers;
- actions by government regulators and changes in the regulatory regime;
- new technology used or services offered by traditional and non-traditional competitors;
- news reports of trends, concerns and other issues related to the financial services industry;
- U.S. and global economic conditions;
- natural disasters;
- geopolitical conditions such as acts or threats of terrorism, military conflicts and withdrawal from the EU by EU member countries.

The price for shares of Fifth Third's common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to Fifth Third's performance. General market price declines or market volatility in the future could adversely affect the price for shares of Fifth Third's common stock and the current market price of such shares may not be indicative of future market prices.

Fifth Third's mortgage banking net revenue can be volatile from quarter to quarter.
Fifth Third earns revenue from the fees it receives for originating mortgage loans and for servicing mortgage loans. When rates rise, the demand for mortgage loans tends to fall, reducing the revenue Fifth Third receives from loan originations. At the same time, revenue from mortgage servicing rights ("MSR") can increase through increases in fair value. When rates fall, mortgage originations tend to increase and the value of MSRs tends to decline, also with some offsetting revenue effect. Even though the origination of mortgage loans can act as a "natural hedge," the hedge is not perfect, either in amount or timing. For example, the negative effect on revenue from a decrease in the fair value of residential MSRs is immediate, but any offsetting revenue benefit from more originations and the MSRs relating to the new loans would accrue over time. It is also possible that even if interest rates were to fall, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs value caused by the lower rates.

Fifth Third typically uses derivatives and other instruments to hedge its mortgage banking interest rate and price risks. Fifth Third generally does not hedge all of its risks and the fact that Fifth Third attempts to hedge any of the risks does not mean Fifth Third will be successful. Hedging is a complex process, requiring sophisticated models and constant monitoring. Fifth Third may use hedging instruments tied to U.S. Treasury rates, SOFR or other benchmarks that may not perfectly correlate with the value or income being hedged. Fifth Third could incur significant losses from its hedging activities. There may be periods where Fifth Third elects not to use derivatives and other instruments to hedge mortgage banking interest rate and price risks.

STRATEGIC RISKS

If Fifth Third does not respond to intense competition and rapid changes in the financial services industry or otherwise adapt to changing customer preferences, its financial performance may suffer.

Fifth Third's ability to deliver strong financial performance and returns on investment to shareholders will depend in part on its ability to expand the scope of available financial services to meet the needs and demands of its customers. In addition to the challenge of competing against other banks in attracting and retaining customers for traditional banking services, Fifth Third's competitors also include securities dealers, brokers, mortgage bankers, investment advisors and specialty finance, telecommunications, technology and insurance companies as well as large retailers who seek to offer one-stop financial services in addition to other products and services desired by consumers that may include services that banks have not been able or allowed to offer to their customers in the past or may not be currently able or allowed to offer. Many of these other firms may be significantly larger than Fifth Third and may have access to customers and financial resources that are beyond Fifth Third's capability. Fifth Third competes with these firms with respect to capital, access to capital, revenue generation, products, services, transaction execution, innovation, reputation, talent and price.

This increasingly competitive environment is primarily a result of changes in customer preferences, regulation, changes in technology and product delivery systems, as well as the accelerating pace of consolidation among financial service providers. Rapidly changing technology and consumer preferences may require Fifth Third to effectively implement new technology-driven products and services in order to compete and meet customer demands. Fifth Third may not be able to do so or be successful in marketing these products and services to its customers. As a result, Fifth Third's ability to effectively compete to retain or acquire new business may be impaired, and its business, financial condition or results of operations, may be adversely affected.

Fifth Third may make strategic investments and may expand an existing line of business or enter into new lines of business to remain competitive. If Fifth Third's chosen strategies are not appropriate to allow Fifth Third to effectively compete or Fifth Third does not execute them in an appropriate or timely manner, Fifth Third's business and results may suffer. Additionally, these strategies, products and lines of business may bring with them unforeseeable or unforeseen risks and may not generate the expected results or returns, which could adversely affect Fifth Third's results of operations or future growth prospects and cause Fifth Third to fail to meet its stated goals and expectations.

Industry adoption of real-time payments networks could negatively impact financial performance through reductions in product profitability, increased liquidity reserves and the potential for increased fraud losses, among other risks.

With the launch of real-time payments networks, such as RTP® from The Clearing House and FedNow® from the Federal Reserve, instantaneous cash settlement capabilities are available 24 hours a day and 7 days a week. The implications of the new settlement capabilities are far reaching and have not yet significantly affected the banking industry. As market adoption increases, Fifth Third may be required to hold more liquidity reserves in cash to facilitate cash settlement activity outside of traditional business hours. Additionally, instantaneous settlement will likely reduce float benefits associated with providing deposit and banking services, as well as pose incremental fraud risk due to a reduced ability to reverse fraudulent transactions due to the speed of money movement.

Changes in retail distribution strategies and consumer behavior may adversely impact Fifth Third's investments in its bank premises and equipment and other assets and may lead to increased expenditures to change its retail distribution channel.

Fifth Third has significant investments in bank premises and equipment for its branch network including its 1,088 full-service banking centers, 5 parcels of land held for the development of future banking centers and 49 properties that are developed or in the process of being developed as branches, as well as its retail work force and other branch banking assets. Advances in technology such as e-commerce, telephone, internet and mobile banking, and in-branch self-service technologies including automatic teller machines and other equipment, as well as changing work arrangements and customer preferences for these other methods of accessing Fifth Third's products and services, could affect the value of Fifth Third's branch network or other retail distribution assets and may cause it to change its retail distribution strategy, close and/or sell certain branches or parcels of land held for development and restructure or reduce its remaining branches and work force. Further advances in technology and/or changes in customer preferences could have additional changes in Fifth Third's retail distribution strategy and/or branch network. These actions could lead to losses on these assets or could adversely impact the carrying value of other long-lived assets and may lead to increased expenditures to renovate and reconfigure remaining branches or to otherwise reform its retail distribution channel.

Difficulties in identifying suitable opportunities or combining the operations of acquired entities or assets with Fifth Third's own operations or assessing the effectiveness of businesses in which Fifth Third makes strategic investments or with which Fifth Third enters into strategic contractual relationships may prevent Fifth Third from achieving the expected benefits from these acquisitions, investments or relationships.

Inherent uncertainties exist when assessing, acquiring or integrating the operations of another business or investment or relationship opportunity. Fifth Third may not be able to fully achieve its strategic objectives and planned operating efficiencies relevant to an acquisition or strategic relationship. In addition, the markets and industries in which Fifth Third and its potential acquisition and investment targets operate are highly competitive. Acquisition or investment targets may lose customers or otherwise perform poorly or unprofitably, or in the case of an acquired business or strategic relationship, cause Fifth Third to lose customers or perform poorly or unprofitably. Future acquisition and investment activities and efforts to monitor newly acquired businesses or reap the benefits of a new strategic relationship may require Fifth Third to devote substantial time and resources and may cause these acquisitions, investments and relationships to be unprofitable or cause Fifth Third to be unable to pursue other business opportunities.

After completing an acquisition, Fifth Third may find that certain material information was not adequately disclosed during the due diligence process or that certain items were not accounted for properly in accordance with financial accounting and reporting standards. Fifth Third may also not realize the expected benefits of the acquisition due to lower financial results pertaining to the acquired entity or assets. For example, Fifth Third could experience higher charge-offs than originally anticipated related to the acquired loan portfolio. Additionally, acquired companies or businesses may increase Fifth Third's risk of regulatory action or restrictions related to the operations of the acquired business.

Future acquisitions may dilute current shareholders' ownership of Fifth Third and may cause Fifth Third to become more susceptible to adverse economic events.
Future business acquisitions could be material to Fifth Third and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders' ownership interests. Acquisitions also could require Fifth Third to use substantial cash or other liquid assets or to incur debt. In those events, Fifth Third could become more susceptible to economic downturns, dislocations in capital markets and competitive pressures.

Fifth Third may sell or consider selling one or more of its businesses or investments. Should it determine to sell such a business or investment, it may not be able to generate gains on sale or related increases in shareholders' equity commensurate with desirable levels. Moreover, if Fifth Third sold such businesses or investments, the loss of income could have an adverse effect on its earnings and future growth.
Fifth Third owns, or owns a minority stake in, as applicable, several non-strategic businesses, investments and other assets that are not significantly synergistic with its core financial services businesses or, in the future, may no longer be aligned with Fifth Third's strategic plans or regulatory expectations. If Fifth Third were to sell one or more of its businesses or investments, it would be subject to market forces that may affect the timing or pricing of such sale or result in an unsuccessful sale. If Fifth Third were to complete the sale of any of its businesses, investments and/or interests in third parties, it would lose the income from the sold businesses and/or interests, including those accounted for under the equity method of accounting, and such loss of income could have an adverse effect on its future earnings and growth. Additionally, Fifth Third may encounter difficulties in separating the operations of any businesses it sells, which may affect its business or results of operations.

Fifth Third has businesses other than banking that are subject to a variety of risks.
Fifth Third is a diversified financial services company. As a result, the Bancorp is subject to additional risks and uncertainties. Other businesses that the Bancorp operates include investment banking, securities underwriting and market making, investment management, and retail and institutional brokerage services offered through the Bancorp's subsidiaries. These business activities are subject to rigorous regulatory oversight by federal, state and self-regulatory entities, and may incur substantial market, operational, credit, regulatory, legal and other risks that could adversely impact the Bancorp's results of operations. For more information, refer to Regulation and Supervision—Regulatory Regime for Derivatives in Item 1 of this Annual Report on Form 10-K.

REPUTATION RISKS

Damage to Fifth Third's reputation could harm its business.
Fifth Third's actual or alleged conduct in activities, such as certain sales and lending practices, data security, operational resiliency, corporate governance and acquisitions, inappropriate behavior or misconduct of employees, failure to deliver minimum or required standards of service or quality, association with particular customers, business partners, investments or vendors, as well as developments from any of the other risks described above, may result in negative public opinion at large (or with certain segments of the public) and may damage Fifth Third's reputation. Because Fifth Third conducts most of its businesses under the "Fifth Third" brand, negative public opinion about one business could affect its other businesses. Actions taken by government regulators, shareholder activists and community organizations may also damage Fifth Third's reputation. Additionally, whereas negative public opinion once was primarily driven by adverse news coverage in traditional media, the advent and expansion of social media facilitates the rapid dissemination of information or misinformation. Though Fifth Third monitors social media channels, the potential remains for rapid and widespread dissemination of inaccurate, misleading or false information or other negative information that could damage Fifth Third's reputation. Negative public opinion can adversely affect Fifth Third's ability to attract and keep customers and can increase the risk that it will be a target of litigation and regulatory action.

Fifth Third is subject to environmental, social and governance ("ESG") risks that could adversely affect its reputation, the trading price of its common stock and/or its business, operations, and earnings.
Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed scores and ratings to evaluate companies based upon ESG metrics. Currently, there are no universal standards for such scores or ratings, but ESG evaluations are becoming more important to the reputation and success of many businesses, including financial institutions. Views about ESG-related issues are diverse, dynamic and rapidly changing, and if Fifth Third were to fail to maintain appropriate ESG practices and disclosures or be subject to certain ESG scores or ratings, Fifth Third could face potential negative ESG-related publicity in traditional and social media, including based on the identity of those Fifth Third chooses to do business with and the public's view of those customers. If

Fifth Third or its relationships with customers, vendors and suppliers were to become the subject of such negative publicity, Fifth Third's ability to attract and retain customers and employees may be negatively impacted and its stock price may also be impacted.

Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders related to their ESG practices and disclosures. For Fifth Third and others in the financial services industry, this focus extends to the practices and disclosures of the customers, counterparties and service providers with whom Fifth Third chooses to do business. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights, and certain investors are beginning to incorporate the business risks and opportunities of climate change and the adequacy of companies' responses to climate change and other ESG matters as part of their investment theses. New government regulations could also result in new or more stringent forms of ESG oversight and expand mandatory and voluntary reporting, diligence and disclosure. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact Fifth Third's reputation, ability to do business with certain partners, access to capital and its stock price. While Fifth Third has sustainability and corporate responsibility initiatives, there can be no assurance that regulators, customers, investors and employees will determine that these programs are sufficiently robust. In addition, there can be no assurance that Fifth Third will be able to attain its announced goals related to its sustainability and corporate responsibility programs, as statements regarding its goals reflect Fifth Third's current plans and aspirations and are not guarantees that it will be able to achieve them within the timelines it announces or at all. Actual or perceived shortcomings with respect to these ESG initiatives and reporting can impact Fifth Third's ability to hire and retain employees, increase its customer base or attract and retain certain types of investors. In addition, certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed scores and ratings to evaluate companies based upon ESG metrics. Collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact, including on Fifth Third's reputation and stock price. Inadequate processes to collect and review this information prior to disclosure could be subject to potential liability related to such information.

Activists are increasingly targeting financial firms with public criticism for their relationships with clients that are engaged in certain industries (such as those which are carbon intensive), including businesses whose products are or are perceived to be harmful to health, the environment, the global climate, or the social good. Activist criticism of Fifth Third's relationships with clients in sensitive industries could potentially engender dissatisfaction among stakeholders with how Fifth Third addresses environmental or social concerns through business activities which could negatively affect its business or reputation.

Conversely, states throughout the Bank's footprint have taken actions or proposed measures to limit the state's ability to do business with financial institutions or other businesses identified as discriminating against certain industries (such as those which are carbon intensive) or practices based on environmental or social criteria. Additionally, other activist groups have begun to target firms with public criticism for engaging in ESG practices or adhering to certain ESG principles. Although Fifth Third has a defined risk management approach for client selection, Fifth Third could be inherently exposed to reputational, financial and legal risk, and its ability to retain and attract customers and employees may be negatively impacted as a result of these contrasting arguments in how a financial institution should address these issues.

GENERAL BUSINESS RISKS

Changes in accounting standards or interpretations could impact Fifth Third's reported earnings and financial condition.
The accounting standard setters, including the FASB, the SEC and other regulatory agencies, periodically change the financial accounting and reporting standards that govern the preparation of Fifth Third's consolidated financial statements. These changes can be hard to predict and can materially impact how Fifth Third records and reports its financial condition and results of operations. In some cases, Fifth Third could be required to apply a new or revised standard retroactively, which would result in the recasting of Fifth Third's prior period financial statements.

Fifth Third uses models for business planning purposes that may not adequately predict future results.
Fifth Third uses financial models to aid in its planning for various purposes including its capital and liquidity needs and other purposes. The models used may not accurately account for all variables, may fail to predict outcomes accurately, and/or may overstate or understate certain effects. As a result of these potential failures, Fifth Third may not adequately prepare for future events and may suffer losses or other setbacks due to these failures.

Also, information Fifth Third provides to the public or to its regulators based on models could be inaccurate or misleading due to inadequate design or implementation, for example. Decisions that its regulators make, including those related to capital distributions to its shareholders, could be affected adversely due to the perception that the models used to generate the relevant information are unreliable or inadequate.

Fifth Third's framework for managing risks may not be effective in mitigating its risk and loss.
Fifth Third's risk management framework seeks to mitigate risk and loss. Fifth Third has established processes and procedures intended to identify, measure, monitor, report and manage the types of risk to which it is exposed, including liquidity risk, credit risk, interest rate risk, price risk, legal and regulatory compliance risk, strategic risk, reputational risk and operational risk related to its employees, systems and vendors, among others. Fifth Third also considers the physical and transition risks arising from climate change to be transverse risk drivers

that impact all of these material risks and has therefore integrated climate change considerations into its risk management framework. Any system of control and any system to reduce risk exposure, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. A failure in Fifth Third's internal controls could have a significant negative impact not only on its earnings, but also on the perception that customers, regulators and investors may have of Fifth Third. Fifth Third continues to devote a significant amount of effort, time and resources to improving its controls and ensuring compliance with complex regulations, and overall safety and soundness.

Additionally, instruments, systems and strategies used to hedge or otherwise manage exposure to various types of interest rate, price, legal and regulatory compliance, credit, liquidity, operational and business risks and enterprise-wide risk could be less effective than anticipated. As a result, Fifth Third may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk. If Fifth Third's risk management framework proves ineffective, Fifth Third could incur litigation costs, negative regulatory consequences, reputational damages among other adverse consequences and Fifth Third could suffer unexpected losses that may affect its financial condition or results of operations.

The preparation of financial statements requires Fifth Third to make subjective determinations and use estimates that may vary from actual results and materially impact its results of operations or financial position.
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make significant estimates that affect the financial statements. If new information arises that results in a material change to a reserve amount, such a change could result in a change to previously announced financial results. Refer to the Critical Accounting Policies section of Management's Discussion and Analysis of Financial Condition and Results of Operations for more information regarding management's significant estimates.

The effects of global climate change, natural disasters or health emergencies may have an effect on the performance of Fifth Third's loan portfolios, thereby adversely impacting its results of operations.
Fifth Third's footprint stretches from the upper Midwestern to lower Southeastern regions of the United States and it has offices in many other areas of the country. Some of these regions have experienced weather events including hurricanes, tornadoes, fires and other natural disasters. The nature and level of these events and the impact of global climate change upon their frequency and severity cannot be predicted. If large scale events occur, they may significantly impact Fifth Third's loan portfolios by damaging properties pledged as collateral as well as impairing its borrowers' ability to repay their loans.

Additionally, the impact of widespread health emergencies may adversely impact Fifth Third's results of operations, such as the impacts previously experienced from the COVID-19 pandemic. If its borrowers are adversely affected due to a widespread health emergency that impacts Fifth Third employees, vendors or economic growth generally, Fifth Third's financial condition and results of operations could be adversely affected.

Societal responses to climate change could adversely affect Fifth Third's business and performance, including indirectly through impacts on Fifth Third's customers.
Concerns over the long-term impacts of climate change have led and may continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. Fifth Third and its customers will need to respond to new laws and regulations, as well as consumer and business preferences resulting from climate change concerns. Fifth Third and its customers may face cost increases, asset value reductions, operating process changes, and the like. The impact on Fifth Third's customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities that may be negatively affected by economic transition towards a lower-carbon economy. Fifth Third could experience a drop in demand for its products and services, particularly in certain sectors. In addition, Fifth Third could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Fifth Third's efforts to take these risks into account in making lending and other decisions, including by increasing business relationships with climate-resilient companies, may not be effective in protecting Fifth Third from the negative impact of new laws and regulations or changes in consumer or business behavior.

Potential noncompliance with evolving federal and state laws governing cannabis-related businesses ("CRBs") could subject Fifth Third to liabilities.
While a significant majority of states have legalized some form of marijuana, it remains a Schedule I controlled substance under federal law. Hemp is no longer classified as a Schedule I controlled substance under federal law; however, the regulatory scheme governing hemp has not been fully developed. Further, the "naked eye" cannot distinguish between legal hemp and illegal marijuana under federal law. There are a number of states where Fifth Third operates with laws permitting medicinal or recreational marijuana, which increases the probability of individuals or entities using bank products or services to sell, distribute, cultivate, manufacture or profit from marijuana. This, and the divergence and continued changes in laws governing CRBs results in challenges to Fifth Third to maintain compliance with them, particularly in connection with Fifth Third's commercial and consumer lending and capital markets businesses. While Fifth Third monitors regulatory developments in this area to avoid noncompliance, Fifth Third cannot assure that it will be at all times fully compliant with CRB-related laws, which could result in significant fines, penalties or other losses.

Recent bank failures have created significant market volatility and regulatory uncertainty which could have a material adverse effect on Fifth Third's business and financial condition.

In response to bank failures in the first half of 2023, the United States government, particularly the U.S. Treasury, FRB, OCC, FDIC and/or U.S. Congress, is expected to adopt a variety of measures and new regulations designed to strengthen capital and liquidity standards and otherwise restore confidence in financial institutions. These reforms are expected to modify liquidity, long-term debt and capital requirements and enhance existing stress testing frameworks and may include additional special assessments to recover losses to the Deposit Insurance Fund. While depositors of affected banks were largely protected, there can be no guarantee that the United States government, particularly the U.S. Treasury, FRB, OCC, FDIC and/or U.S. Congress, will respond to any future bank failures in the same manner.

Even without revisions to the regulatory framework, the financial services industry has faced an enhanced level of scrutiny and escalation from its regulators, which could negatively impact Fifth Third's business activities as its regulators perform reviews of, among other things, its liquidity, capital, stress testing and risk management programs and may require Fifth Third to enhance its liquidity position and take other steps regarding risk management. Under applicable banking laws, such regulatory actions may not be disclosed to the public.

These actions could limit Fifth Third's business activities (including lending) and its ability to expand organically or through acquisitions. They could also result in Fifth Third taking steps to increase its capital that may be dilutive to shareholders or limit its ability to pay dividends or otherwise return capital to shareholders.

In the current environment, Fifth Third may also experience deposit volatility as customers react to adverse events impacting the banking industry in general or other specific institutions. As deposits remain Fifth Third's primary source of funding, it may be unable to maintain sufficient liquidity to meet its commitments, including commitments to depositors withdrawing funds, or be required to raise deposit interest rates which would adversely impact its net interest margin. Fifth Third's failure to effectively manage and maintain adequate liquidity to satisfy its commitments could have a material adverse effect on its business, results of operations or financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS
There are no SEC staff comments regarding the Bancorp's periodic or current reports under the Exchange Act that are pending resolution.

ITEM 1C. CYBERSECURITY
The Bancorp recognizes the importance of maintaining a cybersecurity risk management system designed to reduce the risks that cybersecurity threats pose to financial institutions. As such, the Bancorp has adopted proactive and defensive safeguards intended to better protect the Bancorp's information assets and supporting infrastructures from technology-related attacks. The Bancorp's Board of Directors and management oversee its information security and cybersecurity risk management programs. As further discussed below, the Bancorp has established various programs, policies and procedures which are designed to proactively protect information assets. However, not all incidents can be prevented. As a result, the Bancorp has also established various policies and procedures governing how to respond to security incidents, with the objective of minimizing any potential impacts. As of December 31, 2023, the Bancorp is not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect Fifth Third, including its business strategies, results of operations or financial condition.

Risk Assessment and Management
The Bancorp maintains a variety of programs and policies to support the management of cybersecurity risk within the organization with a focus on prevention, detection and recovery processes. These programs and policies leverage frameworks and controls from the National Institute of Standards and Technology as well as various other regulatory requirements and industry-specific standards. The Bancorp also participates in the federally recognized Financial Services Information Sharing and Analysis Center and requires its employees and contractors to complete various education and training programs related to information security.

The Bancorp's Information Technology (IT) and Information Security (IS) teams have the primary responsibility for establishing appropriate policies and procedures that are responsive to cybersecurity threats and other information security risks. The Bancorp's Information Technology and Cybersecurity Risk Management (IT CSRM) team, as part of the Bancorp's Risk Management division, provides independent risk management oversight to those IT and IS teams. In addition to the Board oversight discussed below, the Bancorp's Internal Audit function independently oversees, reviews and validates these activities and reports to the Board of Directors on the effectiveness of governance, risk management and internal controls.

The Bancorp has established an Enterprise Risk Management Framework which informs the Bancorp's risk management programs. As part of this framework, the IT CSRM team maintains the Bancorp's IT CSRM Program, which is designed to identify, assess, manage, monitor, and report cybersecurity risks as part of the Bancorp's independent risk management function. The IT CSRM team is responsible for defining the risk management practices set forth in the IT CSRM Program. Refer to the Risk Management – Overview section of Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of this Annual Report for additional information on the Bancorp's Enterprise Risk Management Framework and related risk management processes.

In light of the complexity and evolving nature of the cybersecurity landscape, the Bancorp periodically re-assesses the maturity of its cybersecurity programs, policies and procedures, including in some instances by engaging the assistance of external experts. The Bancorp also conducts exercises to test its incident response plans and threat assessments, some of which also involve assistance from external consultants.

The Bancorp also maintains a Third Party Risk Management Program to perform similar functions related to risks associated with the Bancorp's relationships with third parties. This assists the Bancorp in its management of its relationships with third parties, which includes considerations for identifying, analyzing and monitoring the cybersecurity risks that third parties may present to Fifth Third. The Bancorp also maintains a third-party incident response program to govern its response in the event of third-party cybersecurity events.

Board of Directors Oversight
The Technology Committee of the Bancorp's Board of Directors takes primary responsibility for overseeing the Bancorp's information security programs at the Board level. The Technology Committee's primary purpose is to assist the Board of Directors in its oversight of plans and operations related to information technology, cybersecurity, data privacy and third-party technology strategy.

The Bancorp's Risk and Compliance Committee of the Board of Directors oversees the Bancorp's Enterprise Risk Management Framework and policies, including oversight of risks related to information security. The Risk and Compliance Committee receives periodic reports from the Technology Committee and these committees meet jointly at least once per year to discuss the Company's programs and risks.

The full Board of Directors receives reports from the Technology Committee and the Risk and Compliance Committee about the Bancorp's cybersecurity programs as a result of the above-described oversight. In the event of a material cybersecurity incident, the Bancorp's incident response procedures include notifications to the Technology Committee, Risk and Compliance Committee and full Board of Directors, when appropriate and necessary.

Management Oversight

The Bancorp's Information Security Governance Committee (ISGC) is a management committee that reviews and discusses critical information security risks that impact the Bancorp, identifies solutions to address these risks and has oversight of the Bancorp's information technology and information security policies. The ISGC provides cybersecurity reports periodically to the Risk and Compliance Committee and is comprised of the Bancorp's senior information security, information technology and enterprise risk management leaders, including the Chief Information Security Officer (CISO), Chief Information Officer, Chief Technology Officer, Chief Data Officer and Chief Operational Risk Officer.

The Bancorp's CISO is responsible for information security policies and the coordination of information security efforts across the organization. The CISO has over 35 years of diverse experience in information technology management and cybersecurity leadership at Fifth Third and at other large, complex organizations. This prior experience includes leadership of functions for cybersecurity threat management, intelligence, risk mitigation and incident response. The CISO has a Bachelor of Science degree in Computer and Information Science and is a certified Six Sigma Black Belt. The Bancorp's CISO reports to the Chief Information Officer. The CISO also reports directly to the Technology Committee and participates in various management councils and committees. The Bancorp's IT CSRM team monitors that the CISO has appropriate authority to carry out the duties and responsibilities necessary of that position.

The CISO remains informed about developments in cybersecurity, including potential threats and emerging risk management techniques, reporting such information to the Chief Information Officer and Technology Committee periodically. The CISO implements and oversees processes for the regular monitoring of information systems. This includes the deployment of advanced security measures and system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the CISO is equipped with a well-defined incident response plan. This plan includes immediate actions designed to mitigate the impact of any incident, and long-term strategies for remediation and prevention of future incidents.

ITEM 2. PROPERTIES

The Bancorp's executive offices and the main office of the Bank are located on Fountain Square Plaza in downtown Cincinnati, Ohio in a 32-story office tower and a five-story office building with an attached parking garage known as the Fifth Third Center and the William S. Rowe Building, respectively. The Bancorp's main operations campus is located in Cincinnati, Ohio, and is comprised of a three-story building with an attached parking garage known as the George A. Schaefer, Jr. Operations Center, and a two-story building with surface parking known as the Madisonville Office Building. The Bank owns 100% of these buildings.

At December 31, 2023, the Bancorp, through its banking and non-banking subsidiaries, operated 1,088 banking centers, of which 727 were owned, 192 were leased and 169 were in owned buildings but on leased land. The banking centers are located in the states of Ohio, Florida, Michigan, Illinois, Indiana, North Carolina, Kentucky, Tennessee, Georgia, South Carolina and West Virginia. The Bancorp's significant owned properties are owned free from mortgages and major encumbrances.

ITEM 3. LEGAL PROCEEDINGS

Refer to Note 19 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for information regarding legal proceedings, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Officers are appointed annually by the Board of Directors at the meeting of Directors immediately following the Annual Meeting of Shareholders. The names, ages and positions of the Executive Officers of the Bancorp as of February 27, 2024 are listed below along with their business experience during the past five years:

Timothy N. Spence, 45. Chairman, Chief Executive Officer and President. Mr. Spence has been Chairman since January 2024, Chief Executive Officer since July 2022 and President since October 2020. Previously, Mr. Spence was Executive Vice President and Head of Consumer Bank, Payments, and Strategy of the Bancorp from August 2018 to October 2020, Head of Payments, Strategy and Digital Solutions from 2017 to 2020, and Chief Strategy Officer of the Bancorp from September 2015 to October 2020. He also previously served as a senior partner in the Financial Services practice at Oliver Wyman, a global strategy and risk management consulting firm, from 2006 to 2015.

Kristine R. Garrett, 65. Executive Vice President, Group Regional President and Head of Wealth & Asset Management since July 2022. Ms. Garrett has been Executive Vice President and Head of Wealth & Asset Management since November 2020. Previously, she was Senior Vice President and Head of Wealth & Asset Management from July 2019 to November 2020 and Head of Fifth Third Private Bank from October 2017 until July 2019. Previously, she was President of Private Wealth in Chicago at CIBC U.S. from 2009 to 2017.

Kala J. Gibson, 52. Executive Vice President and Chief Corporate Responsibility Officer since February 2022. Mr. Gibson has been an Executive Vice President of the Bancorp since June 2019. Previously, Mr. Gibson served as Head of Business Banking and Chief Enterprise Corporate Responsibility Officer from December 2020 to February 2022, Head of Business Banking from September 2013 to December 2020, Senior Vice President from September 2011 to June 2019, and Business Banking Executive for Fifth Third's East Michigan Region from July 2011 to September 2013.

Mark D. Hazel, 58. Executive Vice President and Controller of the Bancorp since February 2010. Mr. Hazel has been an Executive Vice President of the Bancorp since September 2021. Previously, Mr. Hazel was the Assistant Bancorp Controller from 2006 to 2010 and was the Controller of Nonbank entities from 2003 to 2006.

Kevin P. Lavender, 62. Executive Vice President and Head of Commercial Bank of the Bancorp since January 2020. Mr. Lavender has been Executive Vice President of the Bank since 2016 and was the Head of Corporate Banking from 2016 to January 2020. Previously, Mr. Lavender was Senior Vice President and Managing Director of Large Corporate and Specialized Lending from January 2009 to 2016 and the Senior Vice President and Head of National Healthcare Lending from December 2005 to January 2009.

James C. Leonard, 54. Executive Vice President and Chief Operating Officer since January 2024. Mr. Leonard has been an Executive Vice President of the Bancorp since September 2015. Previously, Mr. Leonard was Chief Financial Officer from November 2020 to December 2023, Chief Risk Officer from February 2020 to November 2020, Treasurer of the Bancorp from October 2013 to January 2020, Senior Vice President from October 2013 to September 2015, the Director of Business Planning and Analysis from 2006 to 2013 and the Chief Financial Officer of the Commercial Banking Division from 2001 to 2006.

Nancy C. Pinckney, 60. Executive Vice President and Chief Human Resources Officer since September 2021. Previously, Ms. Pinckney was Senior Vice President and Director of Human Capital Business Consulting from February 2012 through September 2021 and Director of Employee Relations from March 2010 to February 2012. Prior to that, she held various positions within Fifth Third's human resources division.

Bryan D. Preston, 47. Executive Vice President and Chief Financial Officer since January 2024. Mr. Preston has been an Executive Vice President of the Bancorp since October 2022. Previously, Mr. Preston served as the Treasurer of the Bancorp from February 2020 to January 2024, Consumer Line of Business Chief Financial Officer from September 2017 to February 2020, Assistant Treasurer from March 2014 to September 2017 and in various other roles in finance and accounting within Fifth Third from 2008 to 2014.

Jude A. Schramm, 51. Executive Vice President and Chief Information Officer since March 2018. Previously, Mr. Schramm served as Chief Information Officer for GE Aviation and held various positions at GE beginning in 2001.

Robert P. Shaffer, 54. Executive Vice President and Chief Risk Officer since November 2020. Previously, Mr. Shaffer was Chief Human Resource Officer from February 2017 to November 2020 and Chief Auditor from August 2007 to February 2017. He was named Executive Vice President in 2010 and Senior Vice President in 2004. Prior to that, he held various positions within Fifth Third's audit division.

Melissa S. Stevens, 49. Executive Vice President and Chief Marketing Officer since February 2023. Previously, Ms. Stevens was Chief Digital Officer and Head of Digital, Marketing, Design and Innovation from November 2020 to February 2023. She also served as Senior Vice President, Chief Digital Officer and Head of Omnichannel Banking Experiences, Design, and Innovation from May 2016 through November 2020. Prior to joining Fifth Third, she served in several senior management positions at Citigroup, including Chief Operating Officer and Managing Director of Citi FinTech from November 2015 through April 2016.

Susan B. Zaunbrecher, 64. Executive Vice President, Chief Legal Officer and Corporate Secretary. Ms. Zaunbrecher has been Executive Vice President and Chief Legal Officer since May 2018. Ms. Zaunbrecher has been Corporate Secretary since March 2023 and was previously Corporate Secretary from May 2018 to November 2020. Prior to Fifth Third, Ms. Zaunbrecher was a partner at the law firm Dinsmore and Shohl LLP, where she practiced for 28 years and served as the Chair of the Corporate Department and a member of the firm's board of directors and executive committee.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Bancorp's common stock is traded in the over-the-counter market and is listed under the symbol "FITB" on the NASDAQ® Global Select Market System.

See a discussion of dividend limitations that the subsidiaries can pay to the Bancorp discussed in Note 3 of the Notes to Consolidated Financial Statements, which is incorporated herein by reference. Additionally, as of December 31, 2023, the Bancorp had 32,995 common shareholders of record.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs[b]
October 1 - October 31, 2023	75,992	$ 24.48	—	32,115,811
November 1 - November 30, 2023	17,203	25.78	—	32,115,811
December 1 - December 31, 2023	37,496	33.77	—	32,115,811
Total	130,691	$ 27.32	—	32,115,811

(a) Shares repurchased during the periods presented were in connection with various employee compensation plans. These purchases do not count against the maximum number of shares that may yet be purchased under the Board of Directors' authorization.

(b) On June 18, 2019, the Bancorp announced that its Board of Directors had authorized management to purchase 100 million shares of the Bancorp's common stock through the open market or in any private party transactions. This authorization did not include specific targets or an expiration date.

See further discussion on share repurchase transactions and stock-based compensation in Note 24 and Note 25 of the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

The following performance graphs do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Bancorp specifically incorporates the performance graphs by reference therein.

Total Return Analysis

The graphs below summarize the cumulative return experienced by the Bancorp's shareholders over the five and ten year periods ended December 31, 2023, respectively, compared to the S&P 500 Stock, the S&P Banks and the KBW Banks indices.

FIFTH THIRD BANCORP VS. MARKET INDICES


5 Year Return
Total Return Index
140%
120%
100%
80%
60%
40%
20%
0%
(20)%
2018
2019
2020
2021
2022
2023
FITB
S&P 500 (SPX)
S&P Banks Index (BIX)
KBW Banks Index (BKX)


10 Year Return
Total Return Index
400%
350%
300%
250%
200%
150%
100%
50%
0%
(50)%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
FITB
S&P 500 (SPX)
S&P Banks Index (BIX)
KBW Bank Index (BKX)



FIFTH THIRD BANCORP

2023 ANNUAL REPORT
FINANCIAL CONTENTS

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

Fifth Third Bancorp provides the following list of abbreviations and acronyms as a tool for the reader that are used in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

ACL: Allowance for Credit Losses	**GSE**: United States Government Sponsored Enterprise
AFS: Available-For-Sale	**HTM**: Held-To-Maturity
ALCO: Asset Liability Management Committee	**IPO**: Initial Public Offering
ALLL: Allowance for Loan and Lease Losses	**IRC**: Internal Revenue Code
AOCI: Accumulated Other Comprehensive Income (Loss)	**IRLC**: Interest Rate Lock Commitment
APR: Annual Percentage Rate	**ISDA**: International Swaps and Derivatives Association, Inc.
ARM: Adjustable Rate Mortgage	**LCR**: Liquidity Coverage Ratio
ASC: Accounting Standards Codification	**LIBOR**: London Interbank Offered Rate
ASU: Accounting Standards Update	**LIHTC**: Low-Income Housing Tax Credit
ATM: Automated Teller Machine	**LLC**: Limited Liability Company
BHC: Bank Holding Company	**LTV**: Loan-to-Value Ratio
BOLI: Bank Owned Life Insurance	**MD&A**: Management's Discussion and Analysis of Financial
bps: Basis Points	Condition and Results of Operations
CCAR: Comprehensive Capital Analysis and Review	**MSR**: Mortgage Servicing Right
CD: Certificate of Deposit	**N/A**: Not Applicable
CDC: Fifth Third Community Development Corporation and Fifth Third	**NII**: Net Interest Income
Community Development Company, LLC	**NM**: Not Meaningful
CECL: Current Expected Credit Loss	**OAS**: Option-Adjusted Spread
CET1: Common Equity Tier 1	**OCC**: Office of the Comptroller of the Currency
CFPB: United States Consumer Financial Protection Bureau	**OCI**: Other Comprehensive Income (Loss)
CME: Chicago Mercantile Exchange	**OREO**: Other Real Estate Owned
C&I: Commercial and Industrial	**PPP**: Paycheck Protection Program
DCF: Discounted Cash Flow	**PSA**: Performance Share Award
DTCC: Depository Trust & Clearing Corporation	**RCC**: Risk and Compliance Committee
DTI: Debt-to-Income Ratio	**ROU**: Right-of-Use
ERM: Enterprise Risk Management	**RSA**: Restricted Stock Award
ERMC: Enterprise Risk Management Committee	**RSU**: Restricted Stock Unit
EVE: Economic Value of Equity	**SAR**: Stock Appreciation Right
FASB: Financial Accounting Standards Board	**SBA**: Small Business Administration
FDIC: Federal Deposit Insurance Corporation	**SEC**: United States Securities and Exchange Commission
FHA: Federal Housing Administration	**SOFR**: Secured Overnight Financing Rate
FHLB: Federal Home Loan Bank	**TBA**: To Be Announced
FHLMC: Federal Home Loan Mortgage Corporation	**TDR**: Troubled Debt Restructuring
FICO: Fair Isaac Corporation (credit rating)	**TILA**: Truth in Lending Act
FINRA: Financial Industry Regulatory Authority	**TRA**: Tax Receivable Agreement
FNMA: Federal National Mortgage Association	**TruPS**: Trust Preferred Securities
FOMC: Federal Open Market Committee	**U.S.**: United States of America
FRB: Federal Reserve Bank	**U.S. GAAP**: United States Generally Accepted Accounting
FTE: Fully Taxable Equivalent	Principles
FTP: Funds Transfer Pricing	**VA**: United States Department of Veterans Affairs
FTS: Fifth Third Securities, Inc.	**VIE**: Variable Interest Entity
GDP: Gross Domestic Product	**VRDN**: Variable Rate Demand Note
GNMA: Government National Mortgage Association	

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is Management's Discussion and Analysis of Financial Condition and Results of Operations of certain significant factors that have affected Fifth Third Bancorp's (the "Bancorp" or "Fifth Third") financial condition and results of operations during the periods included in the Consolidated Financial Statements, which are a part of this filing. Reference to the Bancorp incorporates the parent holding company and all consolidated subsidiaries. The Bancorp's banking subsidiary is referred to as the Bank.

OVERVIEW
This overview of MD&A highlights selected information in the financial results of the Bancorp and may not contain all of the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources and critical accounting policies and estimates, you should carefully read this entire document. Each of these items could have an impact on the Bancorp's financial condition, results of operations and cash flows. In addition, refer to the Glossary of Abbreviations and Acronyms in this report for a list of terms included as a tool for the reader of this Annual Report on Form 10-K. The abbreviations and acronyms identified therein are used throughout this MD&A, as well as the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Net interest income, net interest margin, net interest rate spread and the efficiency ratio are presented in MD&A on an FTE basis. The FTE basis adjusts for the tax-favored status of income from certain loans and leases and securities held by the Bancorp that are not taxable for federal income tax purposes. The Bancorp believes this presentation to be the preferred industry measurement of net interest income as it provides a relevant comparison between taxable and non-taxable amounts. The FTE basis for presenting net interest income is a non-GAAP measure. For further information, refer to the Non-GAAP Financial Measures section of MD&A.

The Bancorp's revenues are dependent on both net interest income and noninterest income. For the year ended December 31, 2023, net interest income on an FTE basis and noninterest income provided 67% and 33% of total revenue, respectively. The Bancorp derives the majority of its revenues within the U.S. from customers domiciled in the U.S. Revenue from foreign countries and external customers domiciled in foreign countries was immaterial to the Consolidated Financial Statements for the year ended December 31, 2023. Changes in interest rates, credit quality, economic trends and the capital markets are primary factors that drive the performance of the Bancorp. As discussed later in the Risk Management section of MD&A, risk identification, measurement, monitoring, control and reporting are important to the management of risk and to the financial performance and capital strength of the Bancorp.

Net interest income is the difference between interest income earned on assets such as loans, leases and securities, and interest expense incurred on liabilities such as deposits, other short-term borrowings and long-term debt. Net interest income is affected by the general level of interest rates, the relative level of short-term and long-term interest rates, changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Generally, the rates of interest the Bancorp earns on its assets and pays on its liabilities are established for a period of time. The change in market interest rates over time exposes the Bancorp to interest rate risk through potential adverse changes to net interest income and financial position. The Bancorp manages this risk by continually analyzing and adjusting the composition of its assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to changes in market interest rates. Additionally, in the ordinary course of business, the Bancorp enters into certain derivative transactions as part of its overall strategy to manage its interest rate and prepayment risks. The Bancorp is also exposed to the risk of loss on its loan and lease portfolio as a result of changing expected cash flows caused by borrower credit events, such as loan defaults and inadequate collateral.

Noninterest income is derived from commercial banking revenue, wealth and asset management revenue, service charges on deposits, card and processing revenue, mortgage banking net revenue, leasing business revenue, other noninterest income and net securities gains or losses. Noninterest expense includes compensation and benefits, technology and communications, net occupancy expense, equipment expense, marketing expense, leasing business expense, card and processing expense and other noninterest expense.

Current Economic Conditions
Economic growth was resilient in 2023 but managing inflation remained a top priority for FRB officials. In response to inflationary pressures, FRB officials raised benchmark interest rates aggressively during 2022 and 2023 and have signaled that they will continue to monitor the cumulative economic effects of their policy actions, including tighter credit conditions for households and businesses, when determining future monetary actions. Amidst the rapid pace of interest rate increases, several financial markets have experienced heightened volatility. While interest rates may remain elevated for a sustained period of time, the FRB moved to a more balanced monetary policy stance in the later months of 2023 in response to easing inflationary pressures.

Changes in interest rates can affect numerous aspects of the Bancorp's business and may impact the Bancorp's future performance. If financial markets remain volatile, this may impact the future performance of various segments of the Bancorp's business, in addition to the value of the Bancorp's investment securities portfolio. The Bancorp continues to closely monitor the pace of inflation and the impacts of inflation on the broader market.

The bank failures that have occurred since March 2023 generated significant market volatility and increased regulatory and market focus on the liquidity, asset-liability management and unrealized securities losses of banks. In response to these failures, the U.S. banking agencies have proposed a number of regulatory amendments to improve the stability of U.S. banking institutions. Among these amendments, in November 2023, the FDIC issued a final rule for a special deposit insurance assessment on banking organizations with greater than $5 billion in assets to recover the costs associated with protecting uninsured depositors following these closures. The Bancorp's estimate of its allocated share of the special assessment under the provisions of the final rule was $224 million, which was recognized in earnings upon issuance of the final rule in November 2023 and will be paid to the FDIC over an anticipated total of eight quarterly assessment periods beginning with the first quarter of 2024. The estimate of the cost associated with protecting the uninsured depositors will continue to be subject to periodic adjustment until the final loss is determined upon the termination of the receiverships by the FDIC.

For more information on current economic conditions, refer to the Credit Risk Management subsection of the Risk Management section of MD&A. Additionally, refer to the Interest Rate and Price Risk Management and Liquidity Risk Management subsections of the Risk Management section of MD&A for additional information about the Bancorp's interest rate risk management and liquidity risk management activities.

Proposed Updates to Regulatory Requirements for Capital and Long-Term Debt
On July 27, 2023, the U.S. banking agencies released a notice of proposed rulemaking to revise the Basel III Capital Rules, which would modify its existing risk-based capital framework for large banks and introduce a new framework that implements international capital standards. The proposed rulemaking would increase capital requirements applicable to banking organizations with total assets of $100 billion or more, including Fifth Third, and would align the calculation of regulatory capital and the calculation of risk-weighted assets across large banking organizations. As proposed, the rules would be effective for the Bancorp on July 1, 2025 and phased in over a three-year transition period. The Bancorp is in the process of evaluating this proposed rulemaking and assessing its potential impact.

On August 29, 2023, the U.S. banking agencies issued a notice of proposed rulemaking to require that certain banking organizations with $100 billion or more in consolidated assets, including Fifth Third, comply with certain long-term debt requirements at the holding company and insured depository institution levels. These proposed requirements are intended to absorb losses and recapitalize the insured depository institution in the event of the failure of a banking organization. As proposed, the rules would be phased in over a three-year period after their effective date. The Bancorp is in the process of evaluating this proposed rulemaking and assessing its potential impact.

LIBOR Transition
In July 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (the "FCA"), which regulates LIBOR, announced that the FCA would stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021.

In the United States, SOFR was identified as the preferred alternative rate. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. As a secured borrowing rate, SOFR may not exhibit similar behavior in response to market and economic volatility as LIBOR, which was an unsecured rate.

As of December 31, 2023, substantially all contracts have transitioned to alternative reference rates. Refer to Note 17 and Note 24 of the Notes to Consolidated Financial Statements for additional information about certain exposures which were transitioned to an alternative reference rate.

Senior Notes Offering
On July 27, 2023, the Bancorp issued and sold $1.25 billion of fixed-rate/floating-rate senior notes which will mature on July 27, 2029. The senior notes bear interest at a rate of 6.339% per annum to, but excluding, July 27, 2028. From, and including, July 27, 2028 until, but excluding, July 27, 2029, the senior notes will bear interest at a rate of compounded SOFR plus 2.340%. The senior notes are redeemable in whole at par plus accrued and unpaid interest one year prior to their maturity date, or may be wholly or partially redeemed on or after 30 days prior to maturity. Additionally, the senior notes are redeemable at the Bancorp's option, in whole or in part, beginning 180 days after the issue date and prior to July 27, 2028, at the greater of: (a) the aggregate principal amount of the senior notes being redeemed, or (b) the discounted present value of the remaining scheduled payments of principal and interest that would be due if the senior notes being redeemed matured on July 27, 2028. Refer to Note 32 of the Notes to Consolidated Statements for information on a subsequent event related to long-term debt.

Automobile Loan Securitization
In a securitization transaction that occurred in August of 2023, the Bancorp transferred $1.74 billion in aggregate automobile loans to a bankruptcy remote trust which subsequently issued approximately $1.58 billion of asset-backed notes, of which approximately $79 million were retained by the Bancorp, resulting in approximately $1.5 billion of outstanding notes included in long-term debt in the Consolidated Balance Sheets. As discussed in Note 12, the bankruptcy remote trust was deemed to be a VIE and the Bancorp, as the primary beneficiary, consolidated the VIE. The third-party holders of the asset-backed notes do not have recourse to the general assets of the Bancorp.

Accelerated Share Repurchase Transaction
During the first quarter of 2023, the Bancorp entered into and settled an accelerated share repurchase transaction. As part of the transaction, the Bancorp entered into a forward contract in which the final number of shares delivered at settlement was based generally on a discount to

the average daily volume-weighted average price of the Bancorp's common stock during the term of the repurchase agreement. Refer to Note 24 of the Notes to Consolidated Financial Statements for additional information on share repurchase activity.

Key Performance Indicators

The Bancorp, as a banking institution, utilizes various key indicators of financial condition and operating results in managing and monitoring the performance of the business. In addition to traditional financial metrics, such as revenue and expense trends, the Bancorp monitors other financial measures that assist in evaluating growth trends, capital strength and operational efficiencies. The Bancorp analyzes these key performance indicators against its past performance, its forecasted performance and with the performance of its peer banking institutions. These indicators may change from time to time as the operating environment and businesses change.

The following are some of the key indicators used by management to assess the Bancorp's business performance, including those which are considered in the Bancorp's compensation programs:

- CET1 Capital Ratio: CET1 capital divided by risk-weighted assets as defined by the Basel III standardized approach to risk-weighting of assets
- Return on Average Tangible Common Equity (non-GAAP): Tangible net income available to common shareholders divided by average tangible common equity
- Return on Average Common Equity, Excluding AOCI (non-GAAP): Net income available to common shareholders divided by total equity, excluding AOCI and preferred stock
- Net Interest Margin (non-GAAP): Net interest income on an FTE basis divided by average interest-earning assets
- Efficiency Ratio (non-GAAP): Noninterest expense divided by the sum of net interest income on an FTE basis and noninterest income
- Earnings Per Share, Diluted: Net income allocated to common shareholders divided by average common shares outstanding after the effect of dilutive stock-based awards
- Nonperforming Portfolio Assets Ratio: Nonperforming portfolio assets divided by portfolio loans and leases and OREO
- Net Charge-off Ratio: Net losses charged-off divided by average portfolio loans and leases
- Return on Average Assets: Net income divided by average assets
- Loan-to-Deposit Ratio: Total loans divided by total deposits
- Household Growth: Change in the number of consumer households with retail relationship-based checking accounts

The list of indicators above is intended to summarize some of the most important metrics utilized by management in evaluating the Bancorp's performance and does not represent an all-inclusive list of all performance measures that may be considered relevant or important to management or investors.

TABLE 1: Earnings Summary

For the years ended December 31 ($ in millions, except per share data)		**2023**	2022	2021
Income Statement Data				
Net interest income (U.S. GAAP)	$	**5,827**	5,609	4,770
Net interest income (FTE)[a][b]		**5,852**	5,625	4,782
Noninterest income		**2,881**	2,766	3,118
Total revenue (FTE)[a][b]		**8,733**	8,391	7,900
Provision for (benefit from) credit losses		**515**	563	(377)
Noninterest expense		**5,205**	4,719	4,748
Net income		**2,349**	2,446	2,770
Net income available to common shareholders		**2,212**	2,330	2,659
Common Share Data				
Earnings per share - basic	$	**3.23**	3.38	3.78
Earnings per share - diluted		**3.22**	3.35	3.73
Cash dividends declared per common share		**1.36**	1.26	1.14
Book value per share		**25.04**	22.26	29.43
Market value per share		**34.49**	32.81	43.55
Financial Ratios				
Return on average assets		**1.13 %**	1.18	1.34
Return on average common equity		**14.2**	13.7	12.8
Return on average tangible common equity[b]		**21.3**	19.7	16.6
Dividend payout		**42.1**	37.3	30.2

(a) Amounts presented on an FTE basis. The FTE adjustments were $25, $16 and $12 for the years ended December 31, 2023, 2022 and 2021, respectively.
(b) These are non-GAAP measures. For further information, refer to the Non-GAAP Financial Measures section of MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings Summary

The Bancorp's net income available to common shareholders for the year ended December 31, 2023 was $2.2 billion, or $3.22 per diluted share, which was net of $137 million in preferred stock dividends. The Bancorp's net income available to common shareholders for the year ended December 31, 2022 was $2.3 billion, or $3.35 per diluted share, which was net of $116 million in preferred stock dividends.

Net interest income on an FTE basis (non-GAAP) was $5.9 billion for the year ended December 31, 2023, an increase of $227 million compared to the prior year. Net interest income benefited from increases in market interest rates, resulting in increases in yields on average loans and leases, average other short-term investments and average taxable securities for the year ended December 31, 2023 compared to the prior year. Net interest income also benefited from increases in average other consumer loans and average taxable securities for the year ended December 31, 2023 compared to the prior year. These positive impacts were partially offset by increases in rates paid on average interest-bearing core deposits, average long-term debt and average FHLB advances for the year ended December 31, 2023 compared to the prior year. Net interest income was also negatively impacted by deposit balance migration into higher yielding products, resulting in a decrease in the average balances of demand deposits and an increase in the average balances of interest-bearing core deposits for the year ended December 31, 2023 compared to the prior year. Additionally, net interest income was negatively impacted by increases in the average balances of CDs over $250,000 and long-term debt for the year ended December 31, 2023 compared to the prior year. Net interest margin on an FTE basis (non-GAAP) was 3.05% for the year ended December 31, 2023 compared to 3.02% for the year ended December 31, 2022.

The provision for credit losses was $515 million for the year ended December 31, 2023 compared to $563 million in the prior year. The provision for credit losses for the year ended December 31, 2023 was primarily driven by factors which resulted in an increase to the ACL during the year, including changes in product mix, the impacts of qualitative factors and increases in reserves for individually evaluated loans, partially offset by the impact of a decrease in the end-of-period loan and lease balances. The provision for credit losses for the year ended December 31, 2022 was primarily driven by factors which resulted in an increase to the ACL during the year, including growth in loan and lease balances and deterioration in the macroeconomic forecast, partially offset by the impacts of qualitative factors. The provision for credit losses for the year ended December 31, 2022 also included the initial recognition of provision for credit losses on loans acquired as part of a business acquisition completed in the second quarter of 2022. Net losses charged-off as a percent of average portfolio loans and leases were 0.32% and 0.19% for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, nonperforming portfolio assets as a percent of portfolio loans and leases and OREO increased to 0.59% compared to 0.44% at December 31, 2022. For further discussion on credit quality, refer to the Credit Risk Management subsection of the Risk Management section of MD&A as well as Note 6 of the Notes to Consolidated Financial Statements.

Noninterest income increased $115 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to the recognition of net securities gains in the current year compared to net securities losses in the prior year, as well as increases in commercial banking revenue and mortgage banking net revenue, partially offset by decreases in other noninterest income and leasing business revenue.

Noninterest expense increased $486 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to increases in other noninterest expense, compensation and benefits expense, technology and communications expense, net occupancy expense and marketing expense, partially offset by a decrease in leasing business expense.

For more information on net interest income, provision for credit losses, noninterest income and noninterest expense, refer to the Statements of Income Analysis section of MD&A.

Capital Summary

The Bancorp calculated its regulatory capital ratios under the Basel III standardized approach to risk-weighting of assets and pursuant to the five-year transition provision option to phase in the effects of CECL on regulatory capital as of December 31, 2023. As of December 31, 2023, the Bancorp's capital ratios, as defined by the U.S. banking agencies, were:

- CET1 capital ratio: 10.29%;
- Tier 1 risk-based capital ratio: 11.59%;
- Total risk-based capital ratio: 13.72%;
- Leverage ratio: 8.73%

NON-GAAP FINANCIAL MEASURES

The following are non-GAAP financial measures which provide useful insight to the reader of the Consolidated Financial Statements but should be supplemental to primary U.S. GAAP measures and should not be read in isolation or relied upon as a substitute for the primary U.S. GAAP measures. The Bancorp encourages readers to consider its Consolidated Financial Statements in their entirety and not to rely on any single financial measure.

The FTE basis adjusts for the tax-favored status of income from certain loans and leases and securities held by the Bancorp that are not taxable for federal income tax purposes. The Bancorp believes this presentation to be the preferred industry measurement of net interest income as it provides a relevant comparison between taxable and non-taxable amounts.

The following table reconciles the non-GAAP financial measures of net interest income on an FTE basis, interest income on an FTE basis, net interest margin, net interest rate spread and the efficiency ratio to U.S. GAAP:

TABLE 2: Non-GAAP Financial Measures - Financial Measures and Ratios on an FTE basis

For the years ended December 31 ($ in millions)		2023	2022	2021
Net interest income (U.S. GAAP)	$	5,827	5,609	4,770
Add: FTE adjustment		25	16	12
Net interest income on an FTE basis (1)	$	5,852	5,625	4,782
Interest income (U.S. GAAP)	$	9,760	6,587	5,211
Add: FTE adjustment		25	16	12
Interest income on an FTE basis (2)	$	9,785	6,603	5,223
Interest expense (3)	$	3,933	978	441
Noninterest income (4)		2,881	2,766	3,118
Noninterest expense (5)		5,205	4,719	4,748
Average interest-earning assets (6)		191,743	186,326	184,378
Average interest-bearing liabilities (7)		137,592	119,624	115,469
Ratios:				
Net interest margin on an FTE basis (1) / (6)		3.05 %	3.02	2.59
Net interest rate spread on an FTE basis ((2) / (6)) - ((3) / (7))		2.24	2.72	2.45
Efficiency ratio on an FTE basis (5) / ((1) + (4))		59.6	56.2	60.1

The Bancorp believes return on average tangible common equity is an important measure for comparative purposes with other financial institutions, but is not defined under U.S. GAAP, and therefore is considered a non-GAAP financial measure. This measure is useful for evaluating the performance of a business as it calculates the return available to common shareholders without the impact of intangible assets and their related amortization.

The following table reconciles the non-GAAP financial measure of return on average tangible common equity to U.S. GAAP:

TABLE 3: Non-GAAP Financial Measures - Return on Average Tangible Common Equity

For the years ended December 31 ($ in millions)		2023	2022	2021
Net income available to common shareholders (U.S. GAAP)	$	2,212	2,330	2,659
Add: Intangible amortization, net of tax		34	37	34
Tangible net income available to common shareholders (1)	$	2,246	2,367	2,693
Average Bancorp shareholders' equity (U.S. GAAP)	$	17,704	19,080	22,812
Less: Average preferred stock		2,116	2,116	2,116
Average goodwill		4,918	4,779	4,366
Average intangible assets		146	168	142
Average tangible common equity (2)	$	10,524	12,017	16,188
Return on average tangible common equity (1) / (2)		21.3 %	19.7	16.6

The Bancorp considers various measures when evaluating capital utilization and adequacy, including the tangible equity ratio and tangible common equity ratio, in addition to capital ratios defined by the U.S. banking agencies. These calculations are intended to complement the capital ratios defined by the U.S. banking agencies for both absolute and comparative purposes. As U.S. GAAP does not include capital ratio measures, the Bancorp believes there are no comparable U.S. GAAP financial measures to these ratios. These ratios are not formally defined by U.S. GAAP or codified in the federal banking regulations and, therefore, are considered to be non-GAAP financial measures.

The following table reconciles non-GAAP capital ratios to U.S. GAAP:

TABLE 4: Non-GAAP Financial Measures - Capital Ratios

As of December 31 ($ in millions)		**2023**	2022
Total Bancorp Shareholders' Equity (U.S. GAAP)	$	**19,172**	17,327
Less: Preferred stock		**2,116**	2,116
Goodwill		**4,919**	4,915
Intangible assets		**125**	169
AOCI		**(4,487)**	(5,110)
Tangible common equity, excluding AOCI (1)		**16,499**	15,237
Add: Preferred stock		**2,116**	2,116
Tangible equity (2)	$	**18,615**	17,353
Total Assets (U.S. GAAP)	$	**214,574**	207,452
Less: Goodwill		**4,919**	4,915
Intangible assets		**125**	169
AOCI, before tax		**(5,680)**	(6,468)
Tangible assets, excluding AOCI (3)	$	**215,210**	208,836
Ratios:			
Tangible equity as a percentage of tangible assets (2) / (3)		**8.65 %**	8.31
Tangible common equity as a percentage of tangible assets (1) / (3)		**7.67**	7.30

RECENT ACCOUNTING STANDARDS

Note 1 of the Notes to Consolidated Financial Statements provides a discussion of the significant new accounting standards applicable to the Bancorp during 2023 and the expected impact of significant accounting standards issued, but not yet required to be adopted.

CRITICAL ACCOUNTING POLICIES

The Bancorp's Consolidated Financial Statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to exercise judgment in determining methodologies, economic assumptions and estimates that may materially affect the Bancorp's financial position, results of operations and cash flows. The Bancorp's critical accounting policies include the accounting for the ALLL, reserve for unfunded commitments, valuation of servicing rights, fair value measurements, goodwill and legal contingencies.

As further discussed in Note 1 of the Notes to Consolidated Financial Statements, on January 1, 2023, the Bancorp adopted ASU 2022-02 ("Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures"). In conjunction with the adoption of this amended guidance, the Bancorp has revised its Critical Accounting Policies for the ALLL as described below. The accounting policy for the ALLL for periods prior to January 1, 2023 is provided in the Critical Accounting Policies Applicable Prior to January 1, 2023 section below. There have been no other material changes to the valuation techniques or models described below during the year ended December 31, 2023.

ALLL

The Bancorp disaggregates its portfolio loans and leases into portfolio segments for purposes of determining the ALLL. The Bancorp's portfolio segments include commercial, residential mortgage and consumer. The Bancorp further disaggregates its portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. For an analysis of the Bancorp's ALLL by portfolio segment and credit quality information by class, refer to Note 6 of the Notes to Consolidated Financial Statements.

The Bancorp maintains the ALLL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans and leases. Contractual terms are adjusted for expected prepayments but are not extended for expected extensions, renewals or modifications except in circumstances where extension or renewal options are embedded in the original contract and not unconditionally cancellable by the Bancorp. Accrued interest receivable on loans is presented in the Consolidated Financial Statements as a component of other assets. When accrued interest is deemed to be uncollectible (typically when a loan is placed on nonaccrual status), interest income is reversed. The Bancorp follows established policies for placing loans on nonaccrual status, so uncollectible accrued interest receivable is reversed in a timely manner. As a result, the Bancorp has elected not to measure a reserve for accrued interest receivable as part of its ALLL. However, the Bancorp does record a reserve for the portion of accrued interest receivable that it expects to be uncollectible. For additional information on the Bancorp's accounting policies related to nonaccrual loans and leases, refer to Note 1 of the Notes to Consolidated Financial Statements.

Credit losses are charged and recoveries are credited to the ALLL. The ALLL is maintained at a level the Bancorp considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectability of loans and leases, including historical credit loss experience, current and forecasted market and economic conditions and consideration of various qualitative factors that, in management's judgment, deserve consideration in estimating expected credit losses. Provisions for credit losses are recorded for the amounts necessary to adjust the ALLL to the Bancorp's current estimate of expected credit losses on portfolio loans and leases. The Bancorp's strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits and conservative underwriting, documentation and collections standards. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality. Refer to the Credit Risk Management subsection of the Risk Management section of MD&A for additional information.

The Bancorp's methodology for determining the ALLL requires significant management judgment and includes an estimate of expected credit losses on a collective basis for groups of loans and leases with similar risk characteristics and specific allowances for loans and leases which are individually evaluated.

Larger commercial loans and leases included within aggregate borrower relationship balances exceeding $1 million on nonaccrual status are individually evaluated for an ALLL. The Bancorp considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan or lease structure (including modifications, if any) and other factors when determining the amount of the ALLL. Other factors may include the borrower's susceptibility to risks presented by the forecasted macroeconomic environment, the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower and the Bancorp's evaluation of the borrower's management. Significant management judgment is required when evaluating which of these factors are most relevant in individual circumstances, and when estimating the amount of expected credit losses based on those factors. When loans and leases are individually evaluated, allowances are determined based on management's estimate of the borrower's ability to repay the loan or lease given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to the Bancorp. Allowances for individually evaluated loans and leases that are collateral-dependent are measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. Allowances for individually evaluated loans and leases that are not collateral-dependent are typically measured based on the present value of expected cash flows of the loan or lease, discounted at its effective interest rate. Specific allowances on individually evaluated commercial loans and leases are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Bancorp considers loans to be collateral-dependent when it becomes probable that repayment of the loan will be provided through the sale or operation of the collateral instead of from payments made by the borrower. The expected credit losses for these loans are typically estimated based on the fair value of the underlying collateral, less expected costs to sell where applicable. Specific allowances on individually evaluated consumer and residential mortgage loans are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Expected credit losses are estimated on a collective basis for loans and leases that are not individually evaluated. For collectively evaluated loans and leases, the Bancorp uses models to forecast expected credit losses based on the probability of a loan or lease defaulting, the expected balance at the estimated date of default and the expected loss percentage given a default. The estimate of the expected balance at the time of default considers prepayments and, for loans with available credit, expected utilization rates. The Bancorp's expected credit loss models were developed based on historical credit loss experience and observations of migration patterns for various credit risk characteristics (such as internal credit risk ratings, external credit ratings or scores, delinquency status, loan-to-value trends, etc.) over time, with those observations evaluated in the context of concurrent macroeconomic conditions. The Bancorp developed its models from historical observations capturing a full economic cycle when possible.

The Bancorp's expected credit loss models consider historical credit loss experience, current market and economic conditions, and forecasted changes in market and economic conditions if such forecasts are considered reasonable and supportable. Generally, the Bancorp considers its forecasts to be reasonable and supportable for a period of up to three years from the estimation date. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information without adjustment for changes in economic conditions. This reversion is phased in over a two-year period. The Bancorp evaluates the length of its reasonable and supportable forecast period, its reversion period and reversion methodology at least annually, or more often if warranted by economic conditions or other circumstances.

The Bancorp also considers qualitative factors in determining the ALLL. These considerations inherently require significant management judgment to determine the appropriate factors to be considered and the extent of their impact on the ALLL estimate. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but that are not fully captured within the Bancorp's expected credit loss models. These include adjustments for changes in policies or procedures in underwriting, monitoring or collections, lending and risk management personnel and results of internal audit and quality control reviews. These may also include adjustments, when deemed necessary, for specific idiosyncratic risks such as geopolitical events, natural disasters and their effects on regional borrowers and changes in product structures. Qualitative factors may also be used to address the impacts of unforeseen events on key inputs and assumptions within the Bancorp's expected credit loss models, such as the reasonable and supportable forecast period, changes to historical loss information or changes to the reversion period or methodology. When evaluating the adequacy of allowances, consideration is also given to regional geographic concentrations and the closely associated effect that changing economic conditions may have on the Bancorp's customers.

Overall, the collective evaluation process requires significant management judgment when determining the estimation methodology and inputs into the models, as well as in evaluating the reasonableness of the modeled results and the appropriateness of qualitative adjustments. The Bancorp's forecasts of market and economic conditions and the internal risk ratings assigned to loans and leases in the commercial portfolio segment are examples of inputs to the expected credit loss models that require significant management judgment. These inputs have the potential to drive significant variability in the resulting ALLL.

Refer to the Allowance for Credit Losses subsection of the Risk Management section of MD&A for a discussion on the Bancorp's ALLL sensitivity analysis.

Reserve for Unfunded Commitments
The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated expected credit losses related to unfunded credit facilities and is included in other liabilities in the Consolidated Balance Sheets. The determination of the adequacy of the reserve is based upon expected credit losses over the remaining contractual life of the commitments, taking into consideration the current funded balance and estimated exposure over the reasonable and supportable forecast period. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of the Bancorp's ALLL, as previously discussed. Net adjustments to the reserve for unfunded commitments are included in the provision for credit losses in the Consolidated Statements of Income.

Valuation of Servicing Rights
When the Bancorp sells loans through either securitizations or individual loan sales in accordance with its investment policies, it often obtains servicing rights. The Bancorp may also purchase servicing rights. The Bancorp has elected to measure all existing classes of its residential mortgage servicing rights at fair value at each reporting date with changes in the fair value of servicing rights reported in earnings in the period in which the changes occur. Servicing rights are valued using internal OAS models. Significant management judgment is necessary to identify key economic assumptions used in estimating the fair value of the servicing rights including the prepayment speeds of the underlying

loans, the weighted-average life, the OAS and the weighted-average coupon rate, as applicable. The primary risk of material changes to the value of the servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speeds. In order to assist in the assessment of the fair value of servicing rights, the Bancorp obtains external valuations of the servicing rights portfolio from third parties and participates in peer surveys that provide additional confirmation of the reasonableness of the key assumptions utilized in the internal OAS model. For additional information on servicing rights, refer to Note 13 of the Notes to Consolidated Financial Statements.

Fair Value Measurements

The Bancorp measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Bancorp employs various valuation approaches to measure fair value including the market, income and cost approaches. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves discounting future amounts to a single present amount and is based on current market expectations about those future amounts. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset.

U.S. GAAP establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. For additional information on the fair value hierarchy and fair value measurements, refer to Note 1 of the Notes to Consolidated Financial Statements.

The Bancorp's fair value measurements involve various valuation techniques and models, which involve inputs that are observable, when available. Valuation techniques and parameters used for measuring assets and liabilities are reviewed and validated by the Bancorp on a quarterly basis. Additionally, the Bancorp monitors the fair values of significant assets and liabilities using a variety of methods including the evaluation of pricing runs and exception reports based on certain analytical criteria, comparison to previous trades and overall review and assessments for reasonableness. The level of management judgment necessary to determine fair value varies based upon the methods used in the determination of fair value. Financial instruments that are measured at fair value using quoted prices in active markets (Level 1) require minimal judgment. The valuation of financial instruments when quoted market prices are not available (Levels 2 and 3) may require significant management judgment to assess whether quoted prices for similar instruments exist, the impact of changing market conditions including reducing liquidity in the capital markets and the use of estimates surrounding significant unobservable inputs. Table 5 provides a summary of the fair value of financial instruments carried at fair value on a recurring basis and the amounts of financial instruments valued using Level 3 inputs.

TABLE 5: Fair Value Summary

As of ($ in millions)	December 31, 2023		December 31, 2022	
	Balance	Level 3	Balance	Level 3
Assets carried at fair value	$ 56,073	1,859	57,002	1,876
As a percent of total assets	26 %	1	27	1
Liabilities carried at fair value	$ 3,106	174	4,130	203
As a percent of total liabilities	2 %	—	2	—

Refer to Note 28 of the Notes to Consolidated Financial Statements for further information on fair value measurements including a description of the valuation methodologies used for significant financial instruments.

Goodwill

Business combinations entered into by the Bancorp typically include the recognition of goodwill. U.S. GAAP requires goodwill to be tested for impairment at the reporting unit level on an annual basis, which the Bancorp performs as of September 30 each year, and more frequently if events or circumstances indicate that there may be impairment.

Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. In testing goodwill for impairment, U.S. GAAP permits the Bancorp to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Bancorp evaluates events and circumstances which may include, but are not limited to, the general economic environment, banking industry and market conditions, the overall financial performance of the Bancorp, the performance of the Bancorp's common stock, the key financial performance metrics of the Bancorp's reporting units and events affecting the reporting units to determine if it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Bancorp performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

The fair value of a reporting unit is the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. As none of the Bancorp's reporting units are publicly traded, individual reporting unit fair value determinations cannot be directly correlated to the Bancorp's stock price. The determination of the fair value of a reporting unit is a subjective process that involves the use of estimates and judgments, particularly related to cash flows, the appropriate discount rates and an applicable control premium. The determination of the fair value of the Bancorp's reporting units includes both an income-based approach and a market-based approach. The income-based approach utilizes the reporting unit's forecasted cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) and the reporting unit's estimated cost of equity as the discount rate. Significant management judgment is necessary in the preparation of each reporting unit's forecasted cash flows surrounding expectations for earnings projections, growth and credit loss expectations and actual results may differ from forecasted results. Additionally, the Bancorp determines its market capitalization based on the average of the closing price of the Bancorp's stock during the month including the measurement date, incorporating an additional control premium, and compares this market-based fair value measurement to the aggregate fair value of the Bancorp's reporting units in order to corroborate the results of the income approach. Refer to Note 10 of the Notes to Consolidated Financial Statements for further information regarding the Bancorp's goodwill.

Legal Contingencies
The Bancorp and its subsidiaries are parties to numerous claims and lawsuits as well as threatened or potential actions or claims concerning matters arising from the conduct of its business activities. The outcome of claims or litigation and the timing of ultimate resolution are inherently difficult to predict and significant judgment may be required in the determination of both the probability of loss and whether the amount of the loss is reasonably estimable. The Bancorp's estimates are subjective and are based on the status of legal and regulatory proceedings, the merit of the Bancorp's defenses and consultation with internal and external legal counsel. An accrual for a potential litigation loss is established when information related to the loss contingency indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Refer to Note 19 of the Notes to Consolidated Financial Statements for further information regarding the Bancorp's legal proceedings.

Critical Accounting Policies Applicable Prior to January 1, 2023
The following paragraphs describe the portions of the Bancorp's critical accounting policies that were applicable prior to January 1, 2023 but were updated in conjunction with the adoption of ASU 2022-02 on January 1, 2023. The following paragraphs do not include the portions of the respective policies that were not affected by the adoption of this new accounting standard. Refer to Note 1 of the Notes to Consolidated Financial Statements for additional information.

ALLL
The Bancorp maintains the ALLL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans and leases. Contractual terms are adjusted for expected prepayments but are not extended for expected extensions, renewals or modifications except in circumstances where the Bancorp reasonably expects to execute a TDR with the borrower or where certain extension or renewal options are embedded in the original contract and not unconditionally cancellable by the Bancorp. Accrued interest receivable on loans is presented in the Consolidated Financial Statements as a component of other assets. When accrued interest is deemed to be uncollectible (typically when a loan is placed on nonaccrual status), interest income is reversed. The Bancorp follows established policies for placing loans on nonaccrual status, so uncollectible accrued interest receivable is reversed in a timely manner. As a result, the Bancorp has elected not to measure a reserve for accrued interest receivable as part of its ALLL. However, the Bancorp does record a reserve for the portion of accrued interest receivable that it expects to be uncollectible.

Larger commercial loans and leases included within aggregate borrower relationship balances exceeding $1 million that exhibit probable or observed credit weaknesses, as well as loans that have been modified in a TDR, are individually evaluated for an ALLL. The Bancorp considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan or lease structure and other factors when determining the amount of the ALLL. Other factors may include the borrower's susceptibility to risks presented by the forecasted macroeconomic environment, the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower and the Bancorp's evaluation of the borrower's management. Significant management judgment is required when evaluating which of these factors are most relevant in individual circumstances, and when estimating the amount of expected credit losses based on those factors. When loans and leases are individually evaluated, allowances are determined based on management's estimate of the borrower's ability to repay the loan or lease given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to the Bancorp. Allowances for individually evaluated loans and leases that are collateral-dependent are measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. Individually evaluated loans and leases that are not collateral-dependent are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. The Bancorp evaluates the collectability of both principal and interest when assessing the need for a loss accrual. Specific allowances on individually evaluated commercial loans and leases, including TDRs, are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Consumer and residential mortgage loans that have been modified in a TDR are individually evaluated for an ALLL. Allowances for individually evaluated loans that are collateral-dependent are typically measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. Individually evaluated loans that are not collateral-dependent are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate and a modeled expected credit loss amount. The Bancorp evaluates the collectability of both principal and interest when assessing the need for a loss accrual. Specific allowances on individually evaluated consumer and residential mortgage loans are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Expected credit losses are estimated on a collective basis for loans and leases that are not individually evaluated. These include commercial loans and leases that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. For collectively evaluated loans and leases, the Bancorp uses models to forecast expected credit losses based on the probability of a loan or lease defaulting, the expected balance at the estimated date of default and the expected loss percentage given a default. The estimate of the expected balance at the time of default considers prepayments and, for loans with available credit, expected utilization rates. The Bancorp's expected credit loss models were developed based on historical credit loss experience and observations of migration patterns for various credit risk characteristics (such as internal credit risk grades, external credit ratings or scores, delinquency status, loan-to-value trends, etc.) over time, with those observations evaluated in the context of concurrent macroeconomic conditions. The Bancorp developed its models from historical observations capturing a full economic cycle when possible.

Overall, the collective evaluation process requires significant management judgment when determining the estimation methodology and inputs into the models, as well as in evaluating the reasonableness of the modeled results and the appropriateness of qualitative adjustments. The Bancorp's forecasts of market and economic conditions and the internal risk grades assigned to loans and leases in the commercial portfolio segment are examples of inputs to the expected credit loss models that require significant management judgment. These inputs have the potential to drive significant variability in the resulting ALLL.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENTS OF INCOME ANALYSIS

Net Interest Income

Net interest income is the interest earned on loans and leases (including yield-related fees), securities and other short-term investments less the interest incurred on core deposits and wholesale funding (including CDs over $250,000, federal funds purchased, other short-term borrowings and long-term debt). The net interest margin is calculated by dividing net interest income by average interest-earning assets. Net interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is typically greater than net interest rate spread due to the interest income earned on those assets that are funded by noninterest-bearing liabilities, or free funding, such as demand deposits or shareholders' equity.

Tables 6 and 7 present the components of net interest income, net interest margin and net interest rate spread for the years ended December 31, 2023, 2022 and 2021, as well as the relative impact of changes in the average balance sheet and changes in interest rates on net interest income. Nonaccrual loans and leases and loans and leases held for sale have been included in the average loan and lease balances. Average outstanding securities balances are based on amortized cost with any unrealized gains or losses included in average other assets.

Net interest income on an FTE basis (non-GAAP) was $5.9 billion for the year ended December 31, 2023, an increase of $227 million compared to the prior year. Net interest income benefited from increases in market interest rates, resulting in increases in yields of 189 bps on average loans and leases, 456 bps on average other short-term investments and 23 bps on average taxable securities for the year ended December 31, 2023 compared to the prior year. Net interest income also benefited from increases in average other consumer loans and average taxable securities of $2.5 billion and $3.8 billion, respectively, for the year ended December 31, 2023 compared to the prior year. These positive impacts were partially offset by increases in rates paid on average interest-bearing core deposits of 198 bps, average long-term debt of 170 bps and average FHLB advances of 248 bps for the year ended December 31, 2023 compared to the prior year. Net interest income was also negatively impacted by deposit balance migration into higher yielding products, resulting in a decrease in the average balances of demand deposits of $14.0 billion and an increase in the average balances of interest-bearing core deposits of $11.5 billion for the year ended December 31, 2023 compared to the prior year. Additionally, net interest income was negatively impacted by increases in the average balances of CDs over $250,000 of $3.6 billion and long-term debt of $2.4 billion for the year ended December 31, 2023 compared to the prior year. Interest income recognized from PPP loans decreased to $3 million for the year ended December 31, 2023 compared to $43 million for the prior year.

Net interest rate spread on an FTE basis (non-GAAP) was 2.24% during the year ended December 31, 2023 compared to 2.72% during the year ended December 31, 2022. Rates paid on average interest-bearing liabilities increased 204 bps, partially offset by a 156 bps increase in yields on average interest-earning assets for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net interest margin on an FTE basis (non-GAAP) was 3.05% for the year ended December 31, 2023 compared to 3.02% for the year ended December 31, 2022. Net interest margin for the year ended December 31, 2023 was positively impacted by the benefit of higher market interest rates on interest-earning assets, growth in average balances of loans and leases and average investment portfolio balances, partially offset by the migration of average balances of deposits from demand deposits to interest-bearing deposits and increases in rates paid on and balances of average wholesale funding. Net interest margin results are expected to modestly decrease over the next quarter driven by increasing levels of cash and continued liability repricing, partially offset by the impact of rising rates on the repricing of the Bancorp's asset portfolios.

Interest income on an FTE basis (non-GAAP) from loans and leases increased $2.4 billion from the year ended December 31, 2022 primarily driven by the previously mentioned increases in market interest rates and average balances of other consumer loans. For more information on the Bancorp's loan and lease portfolio, refer to the Loans and Leases subsection of the Balance Sheet Analysis section of MD&A. Interest income on an FTE basis (non-GAAP) from investment securities and other short-term investments increased $796 million from the year ended December 31, 2022 primarily due to the previously mentioned increases in yields on average other short-term investments and average taxable securities as well as an increase in the average balances of taxable securities.

Interest expense on average core deposits increased $2.3 billion from the year ended December 31, 2022 primarily due to the previously mentioned increase in the cost of average interest-bearing core deposits to 238 bps for the year ended December 31, 2023 from 40 bps for the year ended December 31, 2022, as a result of increasing short-term interest rates. Refer to the Deposits subsection of the Balance Sheet Analysis section of MD&A for additional information on the Bancorp's deposits.

Interest expense on average wholesale funding increased $685 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to the previously mentioned increases in rates paid on average long-term debt and FHLB advances as well as increases in the average balances of CDs over $250,000 and long-term debt. Refer to the Borrowings subsection of the Balance Sheet Analysis section of MD&A for additional information on the Bancorp's borrowings. During the year ended December 31, 2023, average wholesale funding represented 18% of average interest-bearing liabilities compared to 15% for the year ended December 31, 2022. For more information on the Bancorp's interest rate risk management, including estimated earnings sensitivity to changes in market interest rates, refer to the Interest Rate and Price Risk Management subsection of the Risk Management section of MD&A.

TABLE 6: Consolidated Average Balance Sheets and Analysis of Net Interest Income on an FTE Basis

For the years ended December 31	2023			2022			2021		
($ in millions)	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
Assets:									
Interest-earning assets:									
Loans and leases:[a]									
Commercial and industrial loans	$57,005	3,887	6.82 %	$55,618	2,401	4.32 %	$48,966	1,735	3.54 %
Commercial mortgage loans	11,262	672	5.97	10,723	415	3.87	10,396	313	3.01
Commercial construction loans	5,582	380	6.80	5,458	239	4.38	5,783	181	3.13
Commercial leases	2,629	95	3.63	2,828	85	3.02	3,130	92	2.94
Total commercial loans and leases	76,478	5,034	6.58	74,627	3,140	4.21	68,275	2,321	3.40
Residential mortgage loans	18,002	621	3.45	19,731	645	3.27	21,359	695	3.26
Home equity	3,936	298	7.58	3,971	177	4.46	4,565	164	3.59
Indirect secured consumer loans	15,944	687	4.31	16,914	560	3.31	15,156	508	3.35
Credit card	1,800	252	14.00	1,737	221	12.73	1,783	219	12.28
Other consumer loans	6,122	457	7.46	3,581	220	6.16	2,979	180	6.03
Total consumer loans	45,804	2,315	5.05	45,934	1,823	3.97	45,842	1,766	3.85
Total loans and leases	$122,282	7,349	6.01 %	$120,561	4,963	4.12 %	$114,117	4,087	3.58 %
Securities:									
Taxable	$56,066	1,733	3.09 %	$52,218	1,493	2.86 %	$36,164	1,074	2.97 %
Exempt from income taxes[a]	1,461	47	3.20	1,128	31	2.72	854	20	2.33
Other short-term investments	11,934	656	5.50	12,419	116	0.94	33,243	42	0.13
Total interest-earning assets	$191,743	9,785	5.10 %	$186,326	6,603	3.54 %	$184,378	5,223	2.83 %
Cash and due from banks	2,772			3,093			3,055		
Other assets	16,169			19,490			21,050		
Allowance for loan and lease losses	(2,258)			(1,980)			(2,159)		
Total assets	$208,426			$206,929			$206,324		
Liabilities and Equity:									
Interest-bearing liabilities:									
Interest checking deposits	$52,378	1,552	2.96 %	$45,835	297	0.65 %	$45,850	26	0.06 %
Savings deposits	20,872	147	0.71	23,445	32	0.14	20,531	4	0.02
Money market deposits	30,943	666	2.15	29,326	67	0.23	30,631	12	0.04
Foreign office deposits	158	3	1.82	170	1	0.74	164	—	0.04
CDs $250,000 or less	8,298	308	3.71	2,342	9	0.40	3,214	10	0.31
Total interest-bearing core deposits	112,649	2,676	2.38	101,118	406	0.40	100,390	52	0.05
CDs over $250,000	5,332	253	4.74	1,688	41	2.45	530	7	1.30
Federal funds purchased	307	15	4.96	381	6	1.69	333	—	0.12
Securities sold under repurchase agreements	348	4	1.22	482	1	0.17	594	—	0.02
FHLB advances	4,596	235	5.11	3,733	98	2.63	—	—	—
Derivative collateral and other borrowed money	100	8	8.24	329	9	2.94	513	2	0.30
Long-term debt	14,260	742	5.20	11,893	417	3.50	13,109	380	2.89
Total interest-bearing liabilities	$137,592	3,933	2.86 %	$119,624	978	0.82 %	$115,469	441	0.38 %
Demand deposits	46,195			60,185			62,028		
Other liabilities	6,935			8,040			6,015		
Total liabilities	$190,722			$187,849			$183,512		
Total equity	$17,704			$19,080			$22,812		
Total liabilities and equity	$208,426			$206,929			$206,324		
Net interest income (FTE)[b]		$ 5,852			$ 5,625			$ 4,782	
Net interest margin (FTE)[b]			3.05 %			3.02 %			2.59 %
Net interest rate spread (FTE)[b]			2.24			2.72			2.45
Interest-bearing liabilities to interest-earning assets			71.76			64.20			62.63

(a) The FTE adjustments included in the above table were $25, $16 and $12 for the years ended December 31, 2023, 2022 and 2021, respectively.

(b) Net interest income (FTE), net interest margin (FTE) and net interest rate spread (FTE) are non-GAAP measures. For further information, refer to the Non-GAAP Financial Measures section of MD&A.

TABLE 7: Changes in Net Interest Income Attributable to Volume and Yield/Rate on an FTE Basis[(a)]

For the years ended December 31		2023 Compared to 2022			2022 Compared to 2021		
($ in millions)		Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Assets:							
Interest-earning assets:							
Loans and leases:							
Commercial and industrial loans	$	61	1,425	1,486	255	411	666
Commercial mortgage loans		22	235	257	10	92	102
Commercial construction loans		6	135	141	(11)	69	58
Commercial leases		(6)	16	10	(9)	2	(7)
Total commercial loans and leases		83	1,811	1,894	245	574	819
Residential mortgage loans		(58)	34	(24)	(53)	3	(50)
Home equity		(2)	123	121	(23)	36	13
Indirect secured consumer loans		(34)	161	127	58	(6)	52
Credit card		8	23	31	(6)	8	2
Other consumer loans		182	55	237	37	3	40
Total consumer loans		96	396	492	13	44	57
Total loans and leases	$	179	2,207	2,386	258	618	876
Securities:							
Taxable	$	114	126	240	461	(42)	419
Exempt from income taxes		10	6	16	7	4	11
Other short-term investments		(5)	545	540	(42)	116	74
Total change in interest income	$	298	2,884	3,182	684	696	1,380
Liabilities:							
Interest-bearing liabilities:							
Interest checking deposits	$	48	1,207	1,255	—	271	271
Savings deposits		(4)	119	115	1	27	28
Money market deposits		4	595	599	(1)	56	55
Foreign office deposits		—	2	2	—	1	1
CDs $250,000 or less		71	228	299	(3)	2	(1)
Total interest-bearing core deposits		119	2,151	2,270	(3)	357	354
CDs over $250,000		148	64	212	24	10	34
Federal funds purchased		(1)	10	9	—	6	6
Securities sold under repurchase agreements		—	3	3	—	1	1
FHLB advances		27	110	137	98	—	98
Derivative collateral and other borrowed money		(10)	9	(1)	(1)	8	7
Long-term debt		94	231	325	(37)	74	37
Total change in interest expense	$	377	2,578	2,955	81	456	537
Total change in net interest income	$	(79)	306	227	603	240	843

(a) Changes in interest not solely due to volume or yield/rate are allocated in proportion to the absolute dollar amount of change in volume and yield/rate.

Provision for Credit Losses

The Bancorp provides, as an expense, an amount for expected credit losses within the loan and lease portfolio and the portfolio of unfunded commitments and letters of credit that is based on factors previously discussed in the Critical Accounting Policies section of MD&A. The provision is recorded to bring the ALLL and reserve for unfunded commitments to a level deemed appropriate by the Bancorp to cover losses expected in the portfolios. Actual credit losses on loans and leases are charged against the ALLL. The amount of loans and leases actually removed from the Consolidated Balance Sheets are referred to as charge-offs. Net charge-offs include current period charge-offs less recoveries on previously charged-off loans and leases.

The provision for credit losses was $515 million for the year ended December 31, 2023 compared to $563 million in the prior year. The provision for credit losses for the year ended December 31, 2023 was primarily driven by factors which resulted in an increase to the ACL during the year, including changes in product mix, the impacts of qualitative factors and increases in reserves for individually evaluated loans, partially offset by the impact of a decrease in end-of-period loan and lease balances. The provision for credit losses for the year ended December 31, 2022 was primarily driven by factors which resulted in an increase to the ACL during the year, including growth in loan and lease balances and deterioration in the macroeconomic forecast, partially offset by the impacts of qualitative factors. The provision for credit losses for the year ended December 31, 2022 also included the initial recognition of provision for credit losses on loans acquired as part of a business acquisition completed in the second quarter of 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The ALLL increased $128 million from December 31, 2022 to $2.3 billion at December 31, 2023 inclusive of a $49 million reduction from the impact of the adoption of ASU 2022-02 on January 1, 2023, as further discussed in Note 1 of the Notes to Consolidated Financial Statements. At December 31, 2023, the ALLL as a percent of portfolio loans and leases increased to 1.98%, compared to 1.81% at December 31, 2022. The reserve for unfunded commitments decreased $50 million from December 31, 2022 to $166 million at December 31, 2023. At December 31, 2023, the ACL as a percent of portfolio loans and leases increased to 2.12%, compared to 1.98% at December 31, 2022.

Refer to the Credit Risk Management subsection of the Risk Management section of MD&A as well as Note 6 of the Notes to Consolidated Financial Statements for more information on the provision for credit losses, including an analysis of loan and lease portfolio composition, nonperforming assets, net charge-offs and other factors considered by the Bancorp in assessing the credit quality of the loan and lease portfolio and determining the level of the ACL.

Noninterest Income

Noninterest income increased $115 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The following table presents the components of noninterest income:

TABLE 8: Components of Noninterest Income

For the years ended December 31 ($ in millions)		2023	2022	2021
Commercial banking revenue	$	624	565	637
Wealth and asset management revenue		581	570	586
Service charges on deposits		577	589	600
Card and processing revenue		416	409	402
Mortgage banking net revenue		250	215	270
Leasing business revenue		208	237	300
Other noninterest income		207	265	332
Securities gains (losses), net		18	(82)	(7)
Securities losses, net - non-qualifying hedges on mortgage servicing rights		—	(2)	(2)
Total noninterest income	$	2,881	2,766	3,118

Commercial banking revenue

Commercial banking revenue increased $59 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by increases in loan syndication fees, institutional brokerage revenue and foreign exchange fees, partially offset by decreases in revenue from commercial customer interest rate derivatives and merger and acquisition fees.

Wealth and asset management revenue

Wealth and asset management revenue increased $11 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to increases in broker income and private client service fees. The Bancorp's trust and registered investment advisory businesses had approximately $574 billion and $510 billion in total assets under care as of December 31, 2023 and 2022, respectively, and managed $59 billion and $55 billion in assets for individuals, corporations and not-for-profit organizations as of December 31, 2023 and 2022, respectively.

Service charges on deposits

Service charges on deposits decreased $12 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 due to a decrease in service charges on both commercial and consumer deposits. Service charges on commercial deposits were $424 million for the year ended December 31, 2023, a decrease of $10 million from the prior year primarily due to higher treasury management earnings credits driven by market interest rates, partially offset by an increase in commercial treasury management fees. Service charges on consumer deposits were $153 million for the year ended December 31, 2023, a decrease of $2 million from the prior year primarily due to a decrease in consumer checking fees driven by the elimination of non-sufficient funds fees during the third quarter of 2022.

Card and processing revenue

Card and processing revenue increased $7 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to increases in credit and debit card interchange and electronic funds transfer income, partially offset by increased reward costs.

Mortgage banking net revenue

Mortgage banking net revenue increased $35 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

The following table presents the components of mortgage banking net revenue:

TABLE 9: Components of Mortgage Banking Net Revenue

For the years ended December 31 ($ in millions)		2023	2022	2021
Origination fees and gains on loan sales	$	79	91	285
Net mortgage servicing revenue:				
Gross mortgage servicing fees		319	310	247
Net valuation adjustments on MSRs and free-standing derivatives purchased to economically hedge MSRs		(148)	(186)	(262)
Net mortgage servicing revenue		171	124	(15)
Total mortgage banking net revenue	$	250	215	270

Origination fees and gains on loan sales decreased $12 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by lower volumes of residential mortgage loan originations as well as a decrease in gains from sales of government-guaranteed loans that were previously in forbearance programs. Residential mortgage loan originations decreased to $5.6 billion for the year ended December 31, 2023 from $14.0 billion for the year ended December 31, 2022 primarily due to the impact of higher market interest rates on originations.

The following table presents the components of net valuation adjustments on the MSR portfolio and the impact of the Bancorp's non-qualifying hedging strategy.

TABLE 10: Components of Net Valuation Adjustments on MSRs

For the years ended December 31 ($ in millions)		2023	2022	2021
Changes in fair value and settlement of free-standing derivatives purchased to economically hedge the MSR portfolio	$	(43)	(363)	(123)
Changes in fair value:				
Due to changes in inputs or assumptions[a]		43	355	142
Other changes in fair value[b]		(148)	(178)	(281)
Net valuation adjustments on MSRs and free-standing derivatives purchased to economically hedge MSRs	$	(148)	(186)	(262)

(a) *Primarily reflects changes in prepayment speed and OAS assumptions which are updated based on market interest rates.*
(b) *Primarily reflects changes due to realized cash flows and the passage of time.*

For the years ended December 31, 2023 and 2022, the Bancorp recognized losses of $105 million and income of $177 million, respectively, in mortgage banking net revenue for valuation adjustments on the MSR portfolio. The valuation adjustments on the MSR portfolio included increases of $43 million and $355 million for the years ended December 31, 2023 and 2022, respectively, due to changes in market rates and other inputs in the valuation model, including future prepayment speeds and OAS assumptions. Mortgage rates increased slightly during the year ended December 31, 2023, which caused a decrease in prepayment speeds. The fair value of the MSR portfolio also decreased $148 million and $178 million for the years ended December 31, 2023 and 2022, respectively, as a result of contractual principal payments and actual prepayment activity.

Further detail on the valuation of MSRs can be found in Note 13 of the Notes to Consolidated Financial Statements. The Bancorp maintains a non-qualifying hedging strategy to manage a portion of the risk associated with changes in the valuation of the MSR portfolio. Refer to Note 14 of the Notes to Consolidated Financial Statements for more information on the free-standing derivatives used to economically hedge the MSR portfolio.

In addition to the derivative positions used to economically hedge the MSR portfolio, the Bancorp acquires various securities as a component of its non-qualifying hedging strategy. Gains and losses on these securities are recorded in securities losses, net - non-qualifying hedges on mortgage servicing rights in the Bancorp's Consolidated Statements of Income.

The Bancorp's total residential mortgage loans serviced at December 31, 2023 and 2022 were $117.0 billion and $120.2 billion, respectively, with $100.8 billion and $103.2 billion, respectively, of residential mortgage loans serviced for others.

Leasing business revenue
Leasing business revenue decreased $29 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by decreases in operating lease income, lease remarketing fees and leasing business solutions revenue. The decrease in leasing business solutions revenue was related to the disposition of LaSalle Solutions during the second quarter of 2022.

Other noninterest income
The following table presents the components of other noninterest income:

TABLE 11: Components of Other Noninterest Income

For the years ended December 31 ($ in millions)		2023	2022	2021
BOLI income	$	61	64	61
Cardholder fees		56	54	50
Equity method investment income		52	22	30
Private equity investment income		44	70	81
Banking center income		25	24	23
Income from the TRA associated with Worldpay, Inc.		22	46	46
Consumer loan fees		20	19	17
Gains on contract sales		2	3	62
Loss on swap associated with the sale of Visa, Inc. Class B Shares		(94)	(84)	(86)
Other, net		19	47	48
Total other noninterest income	$	207	265	332

Other noninterest income decreased $58 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to decreases in private equity investment income and income from the TRA associated with Worldpay, Inc., partially offset by an increase in equity method investment income.

Private equity investment income decreased $26 million for the year ended December 31, 2023 compared to the prior year primarily driven by gains realized on certain private equity investments during the prior year. Income from the TRA associated with Worldpay, Inc. was $22 million for the year ended December 31, 2023 compared to $46 million for the year ended December 31, 2022. For more information, refer to Note 15 of the Notes to Consolidated Financial Statements. Equity method investment income increased $30 million for the year ended December 31, 2023 compared to the prior year primarily due to a gain on the partial disposition of an equity method investment during the second quarter of 2023.

Securities gains (losses), net
Net securities gains were $18 million for the year ended December 31, 2023 compared with losses of $82 million for the year ended December 31, 2022. For more information, refer to Note 4 of the Notes to Consolidated Financial Statements.

Noninterest Expense
Noninterest expense increased $486 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. The following table presents the components of noninterest expense:

TABLE 12: Components of Noninterest Expense

For the years ended December 31 ($ in millions)		2023	2022	2021
Compensation and benefits	$	2,694	2,554	2,626
Technology and communications		464	416	388
Net occupancy expense		331	307	312
Equipment expense		148	145	138
Marketing expense		126	118	107
Leasing business expense		121	131	137
Card and processing expense		84	80	89
Other noninterest expense		1,237	968	951
Total noninterest expense	$	5,205	4,719	4,748
Efficiency ratio on an FTE basis[a]		59.6 %	56.2	60.1

(a)   This is a non-GAAP measure. For further information, refer to the Non-GAAP Financial Measures section of MD&A.

Compensation and benefits expense increased $140 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by an increase in base compensation, which includes the impact of merit increases, the additional personnel costs of an acquired business, the impact of raising the Bancorp's minimum wage in the third quarter of 2022 and an increase in severance expense. The increase for the year ended December 31, 2023 compared to the year ended December 31, 2022 also included an increase in non-qualified deferred compensation expense. These increases were partially offset by a decrease in performance-based compensation. Full-time equivalent employees totaled 18,724 at December 31, 2023 compared to 19,319 at December 31, 2022.

Technology and communications expense increased $48 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by increased investments in strategic initiatives and technology modernization.

Net occupancy expense increased $24 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by fluctuations in energy prices, higher expenses associated with the maintenance and renovation of banking centers and the impacts of exiting mortgage warehouse lending.

Marketing expense increased $8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in deposit campaigns.

Leasing business expense decreased $10 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by a decrease in depreciation expense associated with operating lease equipment.

The following table presents the components of other noninterest expense:

TABLE 13: Components of Other Noninterest Expense

For the years ended December 31 ($ in millions)		2023	2022	2021
FDIC insurance and other taxes	$	385	132	114
Loan and lease		133	167	217
Losses and adjustments		91	91	69
Data processing		87	82	79
Dues and subscriptions		61	58	55
Travel		56	60	34
Professional service fees		53	54	63
Securities recordkeeping		50	48	52
Cash and coin processing		48	44	39
Postal and courier		46	40	37
Intangible amortization		43	47	44
Other, net		184	145	148
Total other noninterest expense	$	1,237	968	951

Other noninterest expense increased $269 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in FDIC insurance and other taxes, partially offset by a decrease in loan and lease expense.

FDIC insurance and other taxes increased $253 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily as a result of a $224 million FDIC special assessment, as further discussed in the Overview section of MD&A, as well as an increase in the FDIC insurance initial base deposit insurance assessment rate.

Loan and lease expense decreased $34 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily driven by a decrease in loan servicing expenses related to the Bancorp's sales of certain government-guaranteed residential mortgage loans that were previously in forbearance programs and serviced by a third party. The decrease for the year ended December 31, 2023 compared to the year ended December 31, 2022 also included a decrease in loan closing expense related to lower origination volumes for residential mortgage loans.

Applicable Income Taxes

Applicable income tax expense for all periods presented includes the benefits from tax-exempt income, tax-advantaged investments and tax credits (and other related tax benefits), partially offset by the effect of proportional amortization of qualifying LIHTC investments and certain nondeductible expenses. The tax credits are primarily associated with the Low-Income Housing Tax Credit program established under Section 42 of the IRC, the New Markets Tax Credit program established under Section 45D of the IRC, the Rehabilitation Investment Tax Credit program established under Section 47 of the IRC, the Credit for Increasing Research Activities program established under Section 41 of the IRC and the Qualified Zone Academy Bond program established under Section 1397E of the IRC.

The effective tax rates for the years ended December 31, 2023 and 2022 were primarily impacted by $230 million and $219 million, respectively, of low-income housing tax credits and other tax benefits and $25 million and $26 million, respectively, of tax benefits from tax-exempt income, which were partially offset by $200 million and $189 million, respectively, of proportional amortization related to qualifying LIHTC investments.

The Bancorp's income before income taxes, applicable income tax expense and effective tax rate are as follows:

TABLE 14: Applicable Income Taxes

For the years ended December 31 ($ in millions)		2023	2022	2021
Income before income taxes	$	2,988	3,093	3,517
Applicable income tax expense		639	647	747
Effective tax rate		21.4 %	21.0	21.2

BUSINESS SEGMENT REVIEW

The Bancorp reports on three business segments: Commercial Banking, Consumer and Small Business Banking and Wealth and Asset Management. Additional information on each business segment is included in Note 31 of the Notes to Consolidated Financial Statements. Results of the Bancorp's business segments are presented based on its management structure and management accounting practices. The structure and accounting practices are specific to the Bancorp; therefore, the financial results of the Bancorp's business segments are not necessarily comparable with similar information for other financial institutions. The Bancorp refines its methodologies from time to time as management's accounting practices and businesses change.

The Bancorp manages interest rate risk centrally at the corporate level. By employing an FTP methodology, the business segments are insulated from most benchmark interest rate volatility, enabling them to focus on serving customers through the origination of loans and acceptance of deposits. The FTP methodology assigns charge and credit rates to classes of assets and liabilities, respectively, based on the estimated amount and timing of cash flows for each transaction. Assigning the FTP rate based on matching the duration of cash flows allocates interest income and interest expense to each business segment so its resulting net interest income is insulated from future changes in benchmark interest rates. The Bancorp's FTP methodology also allocates the contribution to net interest income of the asset-generating and deposit-providing businesses on a duration-adjusted basis to better attribute the driver of the performance. As the asset and liability durations are not perfectly matched, the residual impact of the FTP methodology is captured in General Corporate and Other. The charge and credit rates are determined using the FTP rate curve, which is based on an estimate of Fifth Third's marginal borrowing cost in the wholesale funding markets. The FTP curve is constructed using the U.S. swap curve, brokered CD pricing and unsecured debt pricing. The Bancorp's FTP methodology was not adjusted during the years ended December 31, 2023, 2022 and 2021.

The Bancorp adjusts the FTP charge and credit rates as dictated by changes in interest rates for various interest-earning assets and interest-bearing liabilities and by the review of behavioral assumptions, such as prepayment rates on interest-earning assets and the estimated durations for indeterminate-lived deposits. Key assumptions, including the credit rates provided for deposit accounts, are reviewed annually. Credit rates for deposit products and charge rates for loan products may be reset more frequently in response to changes in market conditions. In general, the charge rates on assets increased since December 31, 2022 as they were affected by the prevailing level of interest rates and by the duration and repricing characteristics of the portfolio. The credit rates for deposit products also increased since December 31, 2022 due to higher interest rates and modified assumptions. Thus, net interest income for asset-generating business segments was negatively impacted by the rates charged on assets while deposit-providing business segments were positively impacted during the year ended December 31, 2023.

The Bancorp's methodology for allocating provision for credit losses to the business segments includes charges or benefits associated with changes in criticized commercial loan levels in addition to actual net charge-offs experienced by the loans and leases owned by each business segment. Provision for credit losses attributable to loan and lease growth and changes in ALLL factors is captured in General Corporate and Other. The financial results of the business segments include allocations for shared services and headquarters expenses. Additionally, the business segments form synergies by taking advantage of relationship depth opportunities and funding operations by accessing the capital markets as a collective unit.

The following table summarizes net income (loss) by business segment:

TABLE 15: Net Income (Loss by Business Segment

For the years ended December 31 ($ in millions)		2023	2022	2021
Income Statement Data				
Commercial Banking	$	2,559	1,649	1,554
Consumer and Small Business Banking		2,761	1,309	220
Wealth and Asset Management		279	198	94
General Corporate and Other		(3,250)	(710)	902
Net income	$	2,349	2,446	2,770

Commercial Banking

Commercial Banking offers credit intermediation, cash management and financial services to large and middle-market businesses and government and professional customers. In addition to the traditional lending and depository offerings, Commercial Banking products and services include global cash management, foreign exchange and international trade finance, derivatives and capital markets services, asset-based lending, real estate finance, public finance, commercial leasing and syndicated finance.

The following table contains selected financial data for the Commercial Banking segment:

TABLE 16: Commercial Banking

For the years ended December 31 ($ in millions)		2023	2022	2021
Income Statement Data				
Net interest income (FTE)[a]	$	3,828	2,552	1,604
Provision for (benefit from) credit losses		12	33	(597)
Noninterest income:				
Commercial banking revenue		619	563	633
Service charges on deposits		371	372	385
Leasing business revenue		208	237	300
Other noninterest income		158	168	179
Noninterest expense:				
Compensation and benefits		654	639	644
Leasing business expense		121	131	137
Other noninterest expense		1,228	1,053	992
Income before income taxes (FTE)		3,169	2,036	1,925
Applicable income tax expense[a][b]		610	387	371
Net income	$	2,559	1,649	1,554
Average Balance Sheet Data				
Commercial loans and leases, including held for sale	$	72,293	70,904	62,571
Demand deposits		23,170	35,147	38,220
Interest checking deposits		32,319	21,341	22,452
Savings and money market deposits		5,246	6,019	7,825
Certificates of deposit		62	108	117
Foreign office deposits		158	170	164

(a) Includes FTE adjustments of $16, $10 and $8 for the years ended December 31, 2023, 2022 and 2021, respectively.
(b) Applicable income tax expense for all periods includes the tax benefit from tax-exempt income, tax-advantaged investments and tax credits partially offset by the effect of certain nondeductible expenses. Refer to the Applicable Income Taxes subsection of the Statements of Income Analysis section of MD&A for additional information.

Net income was $2.6 billion for the year ended December 31, 2023 compared to $1.6 billion for the year ended December 31, 2022. The increase in net income was primarily driven by an increase in net interest income on an FTE basis, a decrease in provision for credit losses and an increase in noninterest income, partially offset by an increase in noninterest expense.

Net interest income on an FTE basis increased $1.3 billion from the year ended December 31, 2022 primarily driven by increases in yields on average commercial loans and leases as well as increases in FTP credit rates on deposits. These positive impacts were partially offset by increases in FTP charge rates on commercial loans and leases as well as increases in rates paid on and average balances of interest checking deposits and increases in rates paid on average savings and money market deposits.

Provision for credit losses decreased $21 million from the year ended December 31, 2022 primarily driven by an increase in the allocated benefit from credit losses related to commercial criticized assets as well as a decrease in net charge-offs related to commercial leases. Net charge-offs as a percent of average portfolio loans and leases were 12 bps for both the years ended December 31, 2023 and 2022.

Noninterest income increased $16 million from the year ended December 31, 2022 driven by an increase in commercial banking revenue, partially offset by decreases in leasing business revenue and other noninterest income. Commercial banking revenue increased $56 million from the year ended December 31, 2022 primarily driven by increases in loan syndication fees, institutional brokerage revenue and foreign exchange fees, partially offset by decreases in contract revenue from commercial customer derivatives and merger and acquisition fees. Leasing business revenue decreased $29 million from the year ended December 31, 2022 primarily driven by decreases in operating lease income, lease remarketing fees and leasing business solutions revenue. The decrease in leasing business solutions revenue was related to the disposition of LaSalle Solutions during the second quarter of 2022. Other noninterest income decreased $10 million from the year ended December 31, 2022 primarily due to a decrease in private equity investment income, partially offset by a decrease in net securities losses.

Noninterest expense increased $180 million from the year ended December 31, 2022 driven by increases in other noninterest expense and compensation and benefits, partially offset by a decrease in leasing business expense. Other noninterest expense increased $175 million from the year ended December 31, 2022 primarily driven by increases in allocated expenses and FDIC insurance and other taxes. The increase in allocated expenses was primarily related to cash management services and information technology support services. Compensation and benefits increased $15 million from the year ended December 31, 2022 primarily driven by an increase in base compensation, partially offset by a decrease in performance-based compensation. Leasing business expense decreased $10 million from the year ended December 31, 2022 primarily driven by a decrease in depreciation expense associated with operating lease equipment.

Average commercial loans and leases increased $1.4 billion from the year ended December 31, 2022 primarily due to increases in average commercial and industrial loans, average commercial mortgage loans and average commercial construction loans, partially offset by a decrease in average commercial leases. Average commercial and industrial loans increased from the year ended December 31, 2022 primarily as a result of higher loan balances in the first half of 2023 driven by production exceeding paydowns, partially offset by a planned reduction in balances in the second half of 2023. Average commercial mortgage loans increased from the year ended December 31, 2022 as loan originations exceeded payoffs. Average commercial construction loans increased from the year ended December 31, 2022 as loan originations exceeded payoffs. Average commercial leases decreased from the year ended December 31, 2022 primarily as a result of a planned reduction in indirect non-relationship-based lease originations.

Average deposits decreased $1.8 billion from the year ended December 31, 2022 primarily due to decreases in average demand deposits and average savings and money market deposits, partially offset by an increase in average interest checking deposits. Average demand deposits decreased $12.0 billion from the year ended December 31, 2022 primarily as a result of balance migration into interest checking deposits and lower average balances per customer account. Average savings and money market deposits decreased $773 million from the year ended December 31, 2022 primarily due to lower average balances per customer account and balance migration into interest checking deposits. Average interest checking deposits increased $11.0 billion from the year ended December 31, 2022 primarily as a result of balance migration from demand deposits and savings and money market deposits as well as average balance growth.

Consumer and Small Business Banking

Consumer and Small Business Banking provides a full range of deposit and loan products to individuals and small businesses through a network of full-service banking centers and relationships with indirect and correspondent loan originators in addition to providing products designed to meet the specific needs of small businesses, including cash management services. Consumer and Small Business Banking includes the Bancorp's residential mortgage, home equity loans and lines of credit, credit cards, automobile and other indirect lending and other consumer lending activities. Residential mortgage activities include the origination, retention and servicing of residential mortgage loans, sales and securitizations of those loans and all associated hedging activities. Indirect lending activities include extending loans to consumers through automobile dealers, motorcycle dealers, powersport dealers, recreational vehicle dealers and marine dealers. Other consumer lending activities include home improvement and solar energy installation loans originated through a network of contractors and installers.

The following table contains selected financial data for the Consumer and Small Business Banking segment:

TABLE 17: Consumer and Small Business Banking

For the years ended December 31 ($ in millions)		**2023**	2022	2021
Income Statement Data				
Net interest income	$	**5,207**	3,131	1,685
Provision for credit losses		**303**	139	120
Noninterest income:				
Card and processing revenue		**312**	308	312
Mortgage banking net revenue		**250**	214	267
Wealth and asset management revenue		**216**	204	206
Service charges on deposits		**208**	216	214
Other noninterest income		**119**	111	108
Noninterest expense:				
Compensation and benefits		**878**	828	833
Net occupancy and equipment expense		**253**	234	235
Card and processing expense		**76**	72	85
Other noninterest expense		**1,308**	1,255	1,242
Income before income taxes		**3,494**	1,656	277
Applicable income tax expense		**733**	347	57
Net income	$	**2,761**	1,309	220
Average Balance Sheet Data				
Consumer loans, including held for sale	$	**42,933**	43,049	43,072
Commercial loans		**2,829**	1,727	928
Demand deposits		**21,891**	23,600	22,932
Interest checking deposits		**12,325**	15,191	14,633
Savings and money market deposits		**42,305**	43,054	40,647
Certificates of deposit		**8,809**	2,543	3,292

Net income was $2.8 billion for the year ended December 31, 2023 compared to $1.3 billion for the year ended December 31, 2022. The increase was primarily driven by increases in net interest income and noninterest income, partially offset by increases in provision for credit losses and noninterest expense.

Net interest income increased $2.1 billion from the year ended December 31, 2022 primarily due to increases in FTP credit rates on deposits as well as increases in yields on and average balances of loans. These positive impacts were partially offset by increases in rates paid on deposits as well as FTP charge rates on loans.

Provision for credit losses increased $164 million from the year ended December 31, 2022 primarily due to increases in net charge-offs on other consumer loans, commercial and industrial loans, indirect secured consumer loans and credit card. Net charge-offs as a percent of average portfolio loans and leases increased to 68 bps for the year ended December 31, 2023 compared to 33 bps for the year ended December 31, 2022.

Noninterest income increased $52 million from the year ended December 31, 2022 primarily driven by increases in mortgage banking net revenue and wealth and asset management revenue. Refer to the Noninterest Income subsection of the Statements of Income Analysis section of MD&A for additional information on the fluctuation in mortgage banking net revenue. Wealth and asset management revenue increased $12 million from the year ended December 31, 2022 primarily driven by an increase in broker income.

Noninterest expense increased $126 million from the year ended December 31, 2022 primarily due to increases in other noninterest expense, compensation and benefits and net occupancy and equipment expense. Other noninterest expense increased $53 million from the year ended December 31, 2022 primarily due to increases in allocated expenses, FDIC insurance and other taxes and marketing expense. The increase in allocated expenses was primarily related to information technology support services. These increases were partially offset by a decrease in loan servicing expenses related to the Bancorp's sales of certain government-guaranteed residential mortgage loans that were previously in forbearance programs and serviced by a third party. Compensation and benefits increased $50 million from the year ended December 31, 2022 primarily driven by an increase in base compensation, which includes the incremental impact of a business acquired in the second quarter of 2022 and the impact of raising the Bancorp's minimum wage in the third quarter of 2022. Net occupancy and equipment expense increased $19 million from the year ended December 31, 2022 primarily due to an increase in allocated occupancy costs.

Average consumer loans decreased $116 million from the year ended December 31, 2022 primarily driven by decreases in average residential mortgage loans and average indirect secured consumer loans, partially offset by increases in average other consumer loans and average credit card. Average residential mortgage loans decreased from the year ended December 31, 2022 primarily due to decreases in average residential mortgage loans held for sale as the Bancorp sold government-guaranteed loans that were previously in forbearance programs and also had lower origination volumes. Average indirect secured consumer loans decreased from the year ended December 31, 2022 primarily driven by paydowns exceeding loan originations and a planned reduction in balances. Average other consumer loans increased from the year ended December 31, 2022 primarily driven by originations of point-of-sale solar energy installation loans. Average credit card increased from the year ended December 31, 2022 primarily due to increases in balance-active customers and average balances per balance-active account. Average commercial loans increased $1.1 billion from the year ended December 31, 2022 primarily driven by increases in average commercial and industrial loans and average commercial mortgage loans as loan originations exceeded payoffs.

Average deposits increased $942 million from the year ended December 31, 2022 primarily driven by an increase in average certificates of deposit, partially offset by decreases in average interest checking deposits, average demand deposits and average savings and money market deposits. Average certificates of deposit increased $6.3 billion from the year ended December 31, 2022 primarily due to higher offering rates. Average interest checking deposits decreased $2.9 billion, average demand deposits decreased $1.7 billion and average savings and money market deposits decreased $749 million from the year ended December 31, 2022 primarily as a result of lower average balances per customer account due to increased consumer spending and balance migration into certificates of deposit. In response to the higher interest rate environment, deposit balances have migrated from noninterest-bearing products to higher interest-bearing products.

Wealth and Asset Management

Wealth and Asset Management provides a full range of wealth management solutions for individuals, companies and not-for-profit organizations, including wealth planning, investment management, banking, insurance, trust and estate services. These offerings include retail brokerage services for individual clients, advisory services for institutional clients including middle market businesses, non-profits, states and municipalities, and wealth management strategies and products for high net worth and ultra-high net worth clients.

The following table contains selected financial data for the Wealth and Asset Management segment:

TABLE 18: Wealth and Asset Management

For the years ended December 31 ($ in millions)		2023	2022	2021
Income Statement Data				
Net interest income	$	360	262	88
Provision for (benefit from) credit losses		1	—	(1)
Noninterest income:				
Wealth and asset management revenue		549	540	558
Other noninterest income		6	5	12
Noninterest expense:				
Compensation and benefits		220	218	205
Other noninterest expense		341	338	335
Income before income taxes		353	251	119
Applicable income tax expense		74	53	25
Net income	$	279	198	94
Average Balance Sheet Data				
Loans and leases, including held for sale	$	4,386	4,413	3,852
Deposits		11,122	12,725	11,480

Net income was $279 million for the year ended December 31, 2023 compared to $198 million for the year ended December 31, 2022. The increase in net income was primarily driven by increases in net interest income and noninterest income, partially offset by an increase in noninterest expense.

Net interest income increased $98 million from the year ended December 31, 2022 primarily driven by an increase in FTP credit rates on deposits as well as increases in yields on average loans and leases. These positive impacts were partially offset by increases in rates paid on average deposits as well as an increase in FTP charge rates on loans and leases for the year ended December 31, 2023 compared to the prior year.

Noninterest income increased $10 million from the year ended December 31, 2022 primarily due to an increase in wealth and asset management revenue driven by increases in broker income and private client service fees.

Noninterest expense increased $5 million from the year ended December 31, 2022 due to increases in other noninterest expense and compensation and benefits. Other noninterest expense increased $3 million from the year ended December 31, 2022 primarily as a result of an increase in allocated expenses related to operational support and settlement services. Compensation and benefits increased $2 million from the year ended December 31, 2022 primarily as a result of an increase in base compensation.

Average loans and leases decreased $27 million from the year ended December 31, 2022 primarily driven by decreases in average commercial and industrial loans and average home equity loans as payoffs exceeded loan production, partially offset by an increase in average commercial mortgage loans as a result of higher loan production.

Average deposits decreased $1.6 billion from the year ended December 31, 2022 primarily driven by decreases in average interest checking deposits and average demand deposits as a result of lower average balances per customer account, partially offset by an increase in average savings and money market deposits.

General Corporate and Other
General Corporate and Other includes the unallocated portion of the investment securities portfolio, securities gains and losses, certain non-core deposit funding, unassigned equity, unallocated provision for credit losses or a benefit from the reduction of the ACL, the payment of preferred stock dividends and certain support activities and other items not attributed to the business segments.

Net interest income on an FTE basis decreased $3.2 billion from the year ended December 31, 2022 primarily driven by increases in FTP credits on deposits allocated to the business segments, increases in interest expense on long-term debt and deposits and decreases in interest income on loans and leases. These negative impacts were partially offset by increases in FTP charges to the business segments on loans and leases as well as increases in interest income on investment securities and other short-term investments. The increases in both FTP credits and FTP charges allocated to the business segments were driven by increases in market interest rates. Under the Bancorp's internal reporting methodology, the Bancorp insulates the business segments from interest rate risk associated with fixed-rate lending by transferring this risk to General Corporate and Other through the FTP methodology. As a result, the amount of FTP credits on deposits earned by the business segments has increased at a faster pace than the amount of allocated FTP charges on loans and leases. If market interest rates remain at current levels, the FTP charges to the business segments for loans and leases will increase over time as fixed-rate loans mature and are replaced with new originations.

Provision for credit losses decreased $192 million from the year ended December 31, 2022 primarily driven by the impact of allocations to the business segments.

Noninterest income increased $46 million from the year ended December 31, 2022 primarily driven by the recognition of net securities gains compared to net securities losses during the prior year, partially offset by a decrease in income from the TRA associated with Worldpay, Inc.

Noninterest expense increased $184 million from the year ended December 31, 2022 primarily driven by increases in FDIC insurance and other taxes due to the FDIC special assessment, compensation and benefits due to higher non-qualified deferred compensation expense and severance expense and an increase in technology and communications expense, partially offset by the impact of increases in corporate overhead allocations from General Corporate and Other to the other business segments. Refer to the Overview section of MD&A for additional information on the special deposit insurance assessment.

BALANCE SHEET ANALYSIS

Loans and Leases
The Bancorp classifies its commercial loans and leases based upon primary purpose and consumer loans based upon product or collateral. Table 19 summarizes end of period loans and leases, including loans and leases held for sale, and Table 20 summarizes average total loans and leases, including average loans and leases held for sale.

TABLE 19: Components of Total Loans and Leases (including loans and leases held for sale

As of December 31 ($ in millions)		2023	2022
Commercial loans and leases:			
Commercial and industrial loans	$	53,311	57,305
Commercial mortgage loans		11,276	11,020
Commercial construction loans		5,621	5,433
Commercial leases		2,582	2,704
Total commercial loans and leases	$	72,790	76,462
Consumer loans:			
Residential mortgage loans		17,360	18,562
Home equity		3,916	4,039
Indirect secured consumer loans		14,965	16,552
Credit card		1,865	1,874
Other consumer loans		6,716	4,998
Total consumer loans	$	44,822	46,025
Total loans and leases	$	117,612	122,487
Total portfolio loans and leases (excluding loans and leases held for sale)	$	117,234	121,480

Total loans and leases, including loans and leases held for sale, decreased $4.9 billion, or 4%, from December 31, 2022 driven by decreases in both commercial loans and leases and consumer loans.

Commercial loans and leases decreased $3.7 billion, or 5%, from December 31, 2022 due to decreases in commercial and industrial loans and commercial leases, partially offset by increases in commercial mortgage loans and commercial construction loans. Commercial and industrial loans decreased $4.0 billion, or 7%, from December 31, 2022 primarily as a result of payoffs, decreased revolving line of credit utilization and a planned reduction in balances in the second half of 2023. Commercial leases decreased $122 million, or 5%, from December 31, 2022 primarily as a result of a planned reduction in indirect non-relationship-based lease originations. Commercial mortgage loans increased $256 million, or 2%, from December 31, 2022 as loan originations exceeded payoffs. Commercial construction loans increased $188 million, or 3%, from December 31, 2022 as draws on existing commitments and loan originations exceeded payoffs.

Consumer loans decreased $1.2 billion, or 3%, from December 31, 2022 primarily due to decreases in indirect secured consumer loans, residential mortgage loans and home equity, partially offset by an increase in other consumer loans. Indirect secured consumer loans decreased $1.6 billion, or 10%, from December 31, 2022 primarily driven by paydowns exceeding loan originations and a planned reduction in balances. Residential mortgage loans decreased $1.2 billion, or 6%, from December 31, 2022 primarily due to decreases in residential mortgage loans related to lower origination volumes as well as a decrease in residential mortgage loans held for sale as the Bancorp sold government-guaranteed loans that were previously in forbearance programs. Home equity decreased $123 million, or 3%, as payoffs exceeded loan originations and new advances. Other consumer loans increased $1.7 billion, or 34%, from December 31, 2022 primarily driven by originations of point-of-sale solar energy installation loans.

TABLE 20: Components of Average Loans and Leases (including average loans and leases held for sale)

For the years ended December 31 ($ in millions)		2023	2022
Commercial loans and leases:			
Commercial and industrial loans	$	57,005	55,618
Commercial mortgage loans		11,262	10,723
Commercial construction loans		5,582	5,458
Commercial leases		2,629	2,828
Total commercial loans and leases	$	76,478	74,627
Consumer loans:			
Residential mortgage loans		18,002	19,731
Home equity		3,936	3,971
Indirect secured consumer loans		15,944	16,914
Credit card		1,800	1,737
Other consumer loans		6,122	3,581
Total consumer loans	$	45,804	45,934
Total average loans and leases	$	122,282	120,561
Total average portfolio loans and leases (excluding loans and leases held for sale)	$	121,645	118,069

Average loans and leases, including average loans and leases held for sale, increased $1.7 billion, or 1%, from December 31, 2022 driven by an increase in average commercial loans and leases, partially offset by a decrease in average consumer loans.

Average commercial loans and leases increased $1.9 billion, or 2%, from December 31, 2022 due to increases in average commercial and industrial loans, average commercial mortgage loans and average commercial construction loans, partially offset by a decrease in average commercial leases. Average commercial and industrial loans increased $1.4 billion, or 2%, from December 31, 2022 primarily as a result of higher loan balances in the first half of 2023 driven by production exceeding paydowns, partially offset by a planned reduction in balances in the second half of 2023. Average commercial mortgage loans increased $539 million, or 5%, from December 31, 2022 as loan originations exceeded payoffs. Average commercial construction loans increased $124 million, or 2%, from December 31, 2022 as loan originations exceeded payoffs. Average commercial leases decreased $199 million, or 7%, from December 31, 2022 primarily as a result of a planned reduction in indirect non-relationship-based lease originations.

Average consumer loans decreased $130 million from December 31, 2022 primarily due to decreases in average residential mortgage loans and average indirect secured consumer loans, partially offset by increases in average other consumer loans and average credit card. Average residential mortgage loans decreased $1.7 billion, or 9%, from December 31, 2022 primarily due to a decrease in residential mortgage loans held for sale as the Bancorp sold government-guaranteed loans that were previously in forbearance programs and also had lower origination volumes. Average indirect secured consumer loans decreased $970 million, or 6%, from December 31, 2022 primarily driven by paydowns exceeding loan originations and a planned reduction in balances. Average other consumer loans increased $2.5 billion, or 71%, from December 31, 2022 primarily driven by originations of point-of-sale solar energy installation loans. Average credit card increased $63 million, or 4%, from December 31, 2022 primarily due to increases in balance-active customers and average balances per balance-active account.

Investment Securities

The Bancorp uses investment securities as a means of managing interest rate risk, providing collateral for pledging purposes and for liquidity risk management. Total investment securities were $51.9 billion and $52.2 billion at December 31, 2023 and 2022, respectively. The taxable available-for-sale debt and other investment securities portfolio had an effective duration of 4.8 at December 31, 2023 compared to 5.4 at December 31, 2022.

Debt securities are classified as available-for-sale when, in management's judgment, they may be sold in response to, or in anticipation of, changes in market conditions. Securities that management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt securities are classified as trading typically when bought and held principally for the purpose of selling them in the near term. At December 31, 2023, the Bancorp's investment portfolio consisted primarily of AAA-rated available-for-sale debt and other securities. The Bancorp held an immaterial amount of below-investment grade available-for-sale debt and other securities at both December 31, 2023 and 2022.

During the years ended December 31, 2023, 2022 and 2021, the Bancorp recognized $5 million, $1 million and $19 million, respectively, of impairment losses on available-for-sale debt and other securities, included in securities gains (losses), net, in the Consolidated Statements of Income. These losses related to certain securities in unrealized loss positions where the Bancorp has determined that it no longer intends to hold the securities until the recovery of their amortized cost bases.

At both December 31, 2023 and 2022, the Bancorp completed its evaluation of the available-for-sale debt and other securities in an unrealized loss position and did not recognize an allowance for credit losses. The Bancorp did not recognize provision expense during the years ended December 31, 2023, 2022 and 2021 related to available-for-sale debt and other securities in an unrealized loss position.

The following table summarizes the end of period components of investment securities:

TABLE 21: Components of Investment Securities

As of December 31 ($ in millions)		2023	2022
Available-for-sale debt and other securities (amortized cost basis):			
U.S. Treasury and federal agencies securities	$	4,477	2,683
Obligations of states and political subdivisions securities		2	18
Mortgage-backed securities:			
Agency residential mortgage-backed securities		11,564	12,604
Agency commercial mortgage-backed securities		28,945	29,824
Non-agency commercial mortgage-backed securities		4,872	5,235
Asset-backed securities and other debt securities		5,207	6,292
Other securities[a]		722	874
Total available-for-sale debt and other securities	$	55,789	57,530
Held-to-maturity securities (amortized cost basis):			
Obligations of states and political subdivisions securities	$	—	3
Asset-backed securities and other debt securities		2	2
Total held-to-maturity securities	$	2	5
Trading debt securities (fair value):			
U.S. Treasury and federal agencies securities	$	647	45
Obligations of states and political subdivisions securities		39	14
Agency residential mortgage-backed securities		6	8
Asset-backed securities and other debt securities		207	347
Total trading debt securities	$	899	414
Total equity securities (fair value)	$	613	317

(a) Other securities consist of FHLB, FRB and DTCC restricted stock holdings that are carried at cost.

In January 2024, the Bancorp transferred $12.6 billion (amortized cost basis) of securities from available-for-sale to held-to-maturity to reflect the Bancorp's change in intent to hold these securities to maturity in order to reduce potential capital volatility associated with investment security market price fluctuations. AOCI included pretax unrealized losses of $994 million on these securities at the date of transfer. The unrealized losses that existed on the date of transfer will continue to be reported as a component of AOCI and will be amortized into income over the remaining life of the securities as an adjustment to yield, offsetting the amortization of the discount resulting from the transfer recorded at fair value.

On an amortized cost basis, available-for-sale debt and other securities decreased $1.7 billion from December 31, 2022 primarily due to decreases in asset-backed securities and other debt securities, agency residential mortgage-backed securities and agency commercial mortgage-backed securities, partially offset by increases in U.S. Treasury and federal agencies securities. Trading debt securities increased $485 million from December 31, 2022 primarily due to purchases of U.S. Treasury securities during the year ended December 31, 2023 related to the Bancorp's management of collateral posted for derivative exposures.

On an amortized cost basis, available-for-sale debt and other securities were 28% and 30% of total interest-earning assets at December 31, 2023 and 2022, respectively. The estimated weighted-average life of the debt securities in the available-for-sale debt and other securities portfolio was 6.2 years and 6.8 years at December 31, 2023 and 2022, respectively. In addition, at December 31, 2023 and 2022, the debt securities in the available-for-sale debt and other securities portfolio had a weighted-average yield of 3.06% and 2.97%, respectively.

Information presented in Table 22 is on a weighted-average life basis, anticipating future prepayments. Yield information is presented on an FTE basis and is computed using amortized cost balances and reflects the impact of prepayments. Maturity and yield calculations for the total available-for-sale debt and other securities portfolio exclude other securities that have no stated yield or maturity. Total net unrealized losses on the available-for-sale debt and other securities portfolio were $5.4 billion and $6.0 billion at December 31, 2023 and 2022, respectively. The fair values of investment securities are impacted by interest rates, credit spreads, market volatility and liquidity conditions. The fair value of the Bancorp's investment securities portfolio generally decreases when interest rates increase or when credit spreads widen.

TABLE 22: Characteristics of Available-for-Sale Debt and Other Securities

As of December 31, 2023 ($ in millions)		Amortized Cost	Fair Value	Weighted-Average Life (in years)	Weighted-Average Yield
U.S. Treasury and federal agencies securities:					
Average life within one year	$	350	350	0.8	5.46 %
Average life after one year through five years		3,901	3,763	2.9	3.62
Average life after five years through ten years		226	223	5.2	3.60
Total	$	4,477	4,336	2.9	3.76 %
Obligations of states and political subdivisions securities:					
Average life within one year		2	2	0.7	—
Total	$	2	2	0.7	— %
Agency residential mortgage-backed securities:					
Average life within one year		5	5	0.6	2.29
Average life after one year through five years		881	815	3.5	2.84
Average life after five years through ten years		9,682	8,672	8.0	3.00
Average life after ten years		996	790	11.3	2.93
Total	$	11,564	10,282	8.0	2.98 %
Agency commercial mortgage-backed securities:[a]					
Average life within one year		59	57	0.8	2.98
Average life after one year through five years		10,205	9,508	3.6	2.71
Average life after five years through ten years		13,945	12,234	7.4	2.88
Average life after ten years		4,736	3,921	12.0	2.93
Total	$	28,945	25,720	6.8	2.83 %
Non-agency commercial mortgage-backed securities:					
Average life within one year		340	332	0.8	3.30
Average life after one year through five years		2,442	2,323	2.2	3.24
Average life after five years through ten years		2,090	1,790	7.5	2.81
Total	$	4,872	4,445	4.3	3.06 %
Asset-backed securities and other debt securities:					
Average life within one year		634	618	0.7	3.95
Average life after one year through five years		3,488	3,279	3.1	3.74
Average life after five years through ten years		1,048	979	6.1	4.42
Average life after ten years		37	36	13.5	5.23
Total	$	5,207	4,912	3.5	3.91 %
Other securities		722	722		
Total available-for-sale debt and other securities	$	55,789	50,419	6.2	3.06 %

(a)   *Taxable-equivalent yield adjustments included in the above table are 0.01%, 0.19% and 0.03% for securities with an average life between 5 and 10 years, average life greater than 10 years and in total, respectively.*

Other Short-Term Investments

Other short-term investments have original maturities less than one year and primarily include interest-bearing balances that are funds on deposit at other depository institutions or the FRB. The Bancorp uses other short-term investments as part of its liquidity risk management tools. Other short-term investments were $22.1 billion at December 31, 2023, an increase of $13.7 billion from December 31, 2022. This increase was primarily attributable to the Bancorp's decision to increase its liquidity position in response to conditions in the operating environment as of December 31, 2023.

Deposits

The Bancorp's deposit balances represent an important source of funding and revenue growth opportunity. The Bancorp continues to focus on core deposit growth in its retail and commercial franchises by improving customer satisfaction, building full relationships and offering competitive rates. Average core deposits represented 76% and 78% of average total assets for the years ended December 31, 2023 and 2022, respectively.

The following table presents the end of period components of deposits:

TABLE 23: Components of Deposits

As of December 31 ($ in millions)		2023	2022
Demand	$	43,146	53,125
Interest checking		57,257	51,653
Savings		18,215	23,469
Money market		34,374	28,220
Foreign office		162	182
Total transaction deposits		153,154	156,649
CDs $250,000 or less		10,552	3,809
Total core deposits		163,706	160,458
CDs over $250,000[a]		5,206	3,232
Total deposits	$	168,912	163,690

(a) Includes $4.4 billion and $3.1 billion of retail brokered certificates of deposit which are fully covered by FDIC insurance as of December 31, 2023 and 2022, respectively.

Core deposits increased $3.2 billion, or 2%, from December 31, 2022 due to an increase in CDs $250,000 or less, partially offset by a decrease in transaction deposits. In response to the higher interest rate environment, deposit balances have migrated from noninterest-bearing products such as demand deposits into higher interest-bearing products such as CDs, money market accounts and interest checking accounts. CDs $250,000 or less increased $6.7 billion from December 31, 2022 primarily due to higher offering rates. Transaction deposits decreased $3.5 billion, or 2%, from December 31, 2022 as decreases in demand deposits and savings deposits were partially offset by increases in money market deposits and interest checking deposits. Demand deposits decreased $10.0 billion, or 19%, from December 31, 2022 primarily as a result of the aforementioned balance migration and lower balances per customer account. Savings deposits decreased $5.3 billion, or 22%, from December 31, 2022 primarily as a result of balance migration into CDs and lower balances per consumer customer account due to increased consumer spending. Money market deposits increased $6.2 billion, or 22%, from December 31, 2022 primarily as a result of higher balances per consumer customer account due to higher offering rates. Interest checking deposits increased $5.6 billion, or 11%, from December 31, 2022 primarily as a result of balance migration from demand deposits and commercial balance growth, partially offset by lower balances per consumer customer account.

CDs over $250,000 increased $2.0 billion, or 61%, from December 31, 2022 primarily due to an increase in retail brokered CDs issued, which are utilized as a short-term funding source.

The following table presents the components of average deposits for the years ended December 31:

TABLE 24: Components of Average Deposits

($ in millions)		2023	2022
Demand	$	46,195	60,185
Interest checking		52,378	45,835
Savings		20,872	23,445
Money market		30,943	29,326
Foreign office		158	170
Total transaction deposits		150,546	158,961
CDs $250,000 or less		8,298	2,342
Total core deposits		158,844	161,303
CDs over $250,000[a]		5,332	1,688
Total average deposits	$	164,176	162,991

(a) Includes $4.7 billion and $1.5 billion of retail brokered certificates of deposit which are fully covered by FDIC insurance for the years ended December 31, 2023 and 2022, respectively.

On an average basis, core deposits decreased $2.5 billion, or 2%, from December 31, 2022 due to a decrease in average transaction deposits, partially offset by an increase in average CDs $250,000 or less. In response to the higher interest rate environment, average deposit balances have migrated from noninterest-bearing products such as demand deposits into higher interest-bearing products such as interest checking accounts, CDs and money market accounts. Average transaction deposits decreased $8.4 billion, or 5%, from December 31, 2022, primarily driven by decreases in average demand deposits and average savings deposits, partially offset by increases in average interest checking deposits and average money market deposits. Average demand deposits decreased $14.0 billion, or 23%, from December 31, 2022 primarily as a result of the aforementioned balance migration and lower average balances per customer account. Average savings deposits decreased $2.6 billion, or 11%, from December 31, 2022 primarily due to balance migration into CDs and lower average balances per consumer customer account due to increased consumer spending. Average interest checking deposits increased $6.5 billion, or 14%, from December 31, 2022 primarily as a result of balance migration from demand deposits and money market deposits as well as average commercial balance growth, partially offset by lower average balances per consumer customer account. Average money market deposits increased $1.6 billion, or 6%, from December 31, 2022 primarily as a result of higher average balances per consumer customer account due to higher offering rates, partially offset by balance migration into interest checking deposits. Average CDs $250,000 or less increased $6.0 billion from December 31, 2022 primarily due to higher offering rates.

Average CDs over $250,000 increased $3.6 billion from December 31, 2022 primarily due to an increase in retail brokered CDs issued.

Contractual maturities
The contractual maturities of CDs as of December 31, 2023 are summarized in the following table:

TABLE 25: Contractual Maturities of CDs[a]

($ in millions)		
Next 12 months	$	15,541
13-24 months		150
25-36 months		49
37-48 months		8
49-60 months		7
After 60 months		3
Total CDs	$	15,758

(a)   Includes CDs $250,000 or less and CDs over $250,000.

Deposit insurance
The FDIC generally provides a standard amount of insurance of $250,000 per depositor, per insured bank, for each account ownership category defined by the FDIC. Depositors may qualify for coverage of accounts over $250,000 if they have funds in different ownership categories and all FDIC requirements are met. All deposits that an account owner has in the same ownership category at the same bank are added together and insured up to the standard insurance amount. As of December 31, 2023 and 2022, approximately $97.6 billion, or 58%, and $94.1 billion, or 58%, respectively, of the Bancorp's domestic deposits were estimated to be insured. As of December 31, 2023 and 2022, approximately $71.1 billion and $69.4 billion, respectively, of the Bancorp's domestic deposits were estimated to be uninsured. At December 31, 2023 and 2022, approximately $3.4 billion and $727 million, respectively, of the Bancorp's time deposits were estimated to be not fully insured. The estimated uninsured portions of those time deposits were $1.9 billion and $306 million at December 31, 2023 and 2022, respectively. Where information is not readily available to determine the amount of insured deposits, the amount of uninsured deposits is estimated, consistent with the methodologies and assumptions utilized in providing information to the Bank's regulators.

Borrowings
The Bancorp accesses a variety of short-term and long-term funding sources. Borrowings with original maturities of one year or less are classified as short-term and include federal funds purchased and other short-term borrowings. Total average borrowings as a percent of average interest-bearing liabilities were 14% at both December 31, 2023 and 2022.

The following table summarizes the end of period components of borrowings:

TABLE 26: Components of Borrowings

As of December 31 ($ in millions)	2023	2022
Federal funds purchased	$ 193	180
Other short-term borrowings	2,861	4,838
Long-term debt	16,380	13,714
Total borrowings	$ 19,434	18,732

Total borrowings increased $702 million, or 4%, from December 31, 2022 primarily due to an increase in long-term debt partially offset by a decrease in other short-term borrowings. Long-term debt increased $2.7 billion from December 31, 2022 primarily driven by the issuance of senior fixed-rate/floating-rate notes in July of 2023 totaling $1.25 billion and the issuance of asset-backed securities in August of 2023 totaling $1.5 billion related to an automobile loan securitization. Additionally, in September of 2023 the Bancorp obtained $1.5 billion in new FHLB advances that will mature in 2024, utilizing its existing borrowing capacity. These increases were partially offset by the redemptions or maturities of $1.3 billion of notes and $272 million of paydowns associated with loan securitizations during the year ended December 31, 2023. For additional information regarding the long-term debt issuances, refer to Note 17 of the Notes to Consolidated Financial Statements. Other short-term borrowings decreased $2.0 billion from December 31, 2022 primarily due to core deposit growth, including seasonal inflows during the fourth quarter of 2023, and increased long-term debt which reduced the need for short-term funding at period-end. The level of other short-term borrowings can fluctuate significantly from period to period depending on funding needs and the sources that are used to satisfy those needs. For further information on the components of other short-term borrowings, refer to Note 16 of the Notes to Consolidated Financial Statements.

The following table summarizes the components of average borrowings:

TABLE 27: Components of Average Borrowings

For the years ended December 31 ($ in millions)	2023	2022
Federal funds purchased	$ 307	381
Other short-term borrowings	5,044	4,544
Long-term debt	14,260	11,893
Total average borrowings	$ 19,611	16,818

Total average borrowings increased $2.8 billion, or 17%, compared to December 31, 2022 primarily due to increases in average long-term debt and average other short-term borrowings. Average long-term debt increased $2.4 billion compared to December 31, 2022 primarily driven by the aforementioned issuances in 2023 totaling $2.75 billion and the aforementioned $1.5 billion in new FHLB advances the Bancorp obtained in 2023. These increases were partially offset by redemptions or maturities of $1.3 billion of notes and $272 million of paydowns associated with loan securitizations during the year ended December 31, 2023. Average other short-term borrowings increased $500 million compared to December 31, 2022 primarily due to maintaining higher levels of liquidity in response to the conditions in the current operating environment, including regulatory uncertainty. Information on the average rates paid on borrowings is discussed in the Net Interest Income subsection of the Statements of Income Analysis section of MD&A. In addition, refer to the Liquidity Risk Management subsection of the Risk Management section of MD&A for a discussion on the role of borrowings in the Bancorp's liquidity management.

RISK MANAGEMENT – OVERVIEW

Effective risk management is critical to the Bancorp's ongoing success and ensures that the Bancorp operates in a safe and sound manner, complies with applicable laws and regulations and safeguards the Bancorp's brand and reputation. Risks are inherent in the Bancorp's business and are influenced by both internal and external factors. The Bancorp is responsible for managing these risks effectively to deliver through-the-cycle value and performance for the Bancorp's shareholders, customers, employees and communities.

Fifth Third's Enterprise Risk Management Framework, which is approved annually by the Capital Committee, ERMC, RCC and the Board of Directors, includes the following key elements:
- The Bancorp ensures transparency of risk through defined risk policies, governance and a reporting structure that includes the RCC, ERMC and other risk-specific management committees and councils.
- The Bancorp establishes a risk appetite in alignment with its strategic, financial and capital plans at the enterprise level and the line of business level. Risk appetite is defined using quantitative metrics and qualitative measures to ensure prudent risk taking, driving balanced decision making. The Bancorp's goal is to ensure that aggregate residual risks do not exceed the Bancorp's risk appetite, and that risks taken are supportive of the Bancorp's portfolio diversification and profitability objectives. The Board and executive management approve the risk appetite, which is considered in the development of business strategies and forms the basis for enterprise risk management.
- The core principles that define the Bancorp's risk appetite are as follows:
  - Act with integrity in all activities.
  - Understand the risks taken and ensure that they are in alignment with the Bancorp's business strategies and risk appetite.
  - Avoid risks that cannot be understood, managed or monitored.
  - Provide transparency of risk to the Bancorp's management and Board by escalating risks and issues as necessary.
  - Ensure Fifth Third's products and services are aligned to the Bancorp's core customer base and are designed, delivered and maintained to provide value and benefit to the Bancorp's customers and to Fifth Third.
  - Only offer products or services that are appropriate or suitable for the Bancorp's customers.
  - Focus on providing operational excellence by providing reliable, accurate and efficient services to meet customers' needs.
  - Maintain a strong financial position to ensure the Bancorp meets its strategic objectives through all economic cycles and is able to access the capital markets at all times, even under stressed conditions.
  - Protect the Bancorp's reputation by thoroughly understanding the consequences of business strategies, products and processes.
  - Conduct the Bancorp's business in compliance with all applicable laws, rules and regulations and in alignment with internal policies and procedures.
- Fifth Third's core values and culture provide the foundation for supporting sound risk management practices by setting expectations for appropriate conduct and accountability across the organization. All employees are expected to conduct themselves in alignment with Fifth Third's Code of Business Conduct and Ethics, which may be found on www.53.com, while carrying out their responsibilities. Fifth Third's Management Compliance Committee provides oversight of business conduct policies, programs and strategies, and monitors reporting of potential misconduct, trends or themes across the enterprise. Prudent risk management is a responsibility that is expected from all employees and is a foundational element of Fifth Third's culture.
- The Bancorp manages eight defined risk types to a prescribed appetite. The risk types are credit risk, liquidity risk, interest rate risk, price risk, legal and regulatory compliance risk, operational risk, reputation risk and strategic risk.
- The Bancorp identifies and monitors existing and potential risks that may impact the company's risk profile, including emerging risks that create uncertainties and/or would have broad implications if materialized (e.g., global pandemics, climate change, etc.). Enhanced monitoring and action plans are implemented as necessary to proactively mitigate risk.
- Fifth Third's Risk Management Process provides a consistent and integrated approach for managing risks. The five components of the Risk Management Process are: identify, assess, manage, monitor and report. The Bancorp has also established processes and programs to manage and report concentration risks, to ensure robust talent, performance and compensation management, and to aggregate risks across the enterprise.

Fifth Third drives accountability for managing risk through its Three Lines of Defense structure:
- The first line of defense is comprised of front-line units (and enterprise-wide functions that support front-line units) that create risk or are involved in risk-taking activities and are accountable for managing risk. These groups are the Bancorp's primary risk takers and are responsible for implementing effective internal controls and maintaining processes for identifying, assessing, managing, monitoring and reporting on the risks associated with their activities consistent with established risk appetite and limits.
- The second line of defense, or Independent Risk Management, consists of Enterprise and Non-Financial Risk Management, Capital Markets Risk Management, Compliance, Financial Crimes, Model Risk Management, Credit Risk Management and Credit Risk Review. The second line is responsible for developing enterprise frameworks and policies to govern risk-taking activities, providing challenge and oversight of those activities, advising on controlling risk, assessing risks and issues independent of the first line of defense, and providing input on key risk decisions. Risk Management complements the front line's management of risk-taking activities through its monitoring and reporting responsibilities, including adherence to the Bancorp Risk Appetite. Additionally, the second line of defense is responsible for identifying, assessing, managing, monitoring and reporting on aggregate risks enterprise-wide.
- The third line of defense is Internal Audit, which provides oversight of the first and second lines of defense, and independent assurance to the Board on the effectiveness of governance, risk management and internal controls.

CREDIT RISK MANAGEMENT

Credit risk management utilizes a framework that encompasses consistent processes for identifying, assessing, managing, monitoring and reporting credit risk. These processes are supported by a credit risk governance structure that includes Board oversight, policies, risk limits and risk committees.

The objective of the Bancorp's credit risk management strategy is to quantify and manage credit risk on an aggregate portfolio basis, as well as to limit the risk of loss resulting from the failure of a borrower or counterparty to honor its financial or contractual obligations to the Bancorp. The Bancorp's credit risk management strategy is based on three core principles: conservatism, diversification and monitoring. The Bancorp believes that effective credit risk management begins with conservative lending practices which are described below. These practices include the use of intentional risk-based limits for single name exposures and counterparty selection criteria designed to reduce or eliminate exposure to borrowers who have higher than average default risk and defined weaknesses in financial performance. The Bancorp carefully designs and monitors underwriting, documentation and collection standards. The Bancorp's credit risk management strategy also emphasizes diversification on a geographic, industry, product and customer level as well as ongoing portfolio monitoring and timely management reviews of large credit exposures and credits experiencing deterioration of credit quality. Credit officers with the authority to extend credit are delegated specific authority based on risk and exposure amount, the use of which is closely monitored. Underwriting activities are centrally managed, and Credit Risk Management manages the policy and the authority delegation process directly. The Credit Risk Review function provides independent and objective assessments of the quality of underwriting and documentation, the accuracy of risk ratings and the charge-off, nonaccrual and reserve analysis process. The Bancorp's credit review process and overall assessment of the adequacy of the ACL is based on quarterly assessments of the estimated losses expected in the loan and lease portfolio. The Bancorp uses these assessments to maintain an adequate ACL and record any necessary charge-offs. Certain loans and leases with probable or observed credit weaknesses receive enhanced monitoring and undergo a periodic review. Refer to Note 6 of the Notes to Consolidated Financial Statements for further information on the Bancorp's credit rating categories, which are derived from standard regulatory rating definitions. In addition, stress testing is performed on various commercial and consumer portfolios utilizing various models. For certain portfolios, such as real estate and leveraged lending, stress testing is performed at the individual loan level during credit underwriting.

In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of two risk rating systems. The first of these risk rating systems is based on regulatory guidance for credit risk rating systems. These ratings are used by the Bancorp to monitor and manage its credit risk. The Bancorp also separately maintains a dual risk rating system for credit approval and pricing, portfolio monitoring and capital allocation that includes a "through-the-cycle" rating philosophy for assessing a borrower's creditworthiness. This "through-the-cycle" rating philosophy uses a grading scale that assigns ratings based on average default rates through an entire business cycle for borrowers with similar financial performance. The dual risk rating system includes thirteen categories for estimating probabilities of default and an additional eleven categories for estimating losses given an event of default. The probability of default and loss given default evaluations are not separated in the regulatory risk rating system.

The Bancorp utilizes internally developed models to estimate expected credit losses for portfolio loans and leases. For loans and leases that are collectively evaluated, the Bancorp utilizes these models to forecast expected credit losses over a reasonable and supportable forecast period based on the probability of a loan or lease defaulting, the expected balance at the estimated date of default and the expected loss percentage given a default. Refer to Note 1 of the Notes to Consolidated Financial Statements for additional information about the Bancorp's processes for developing these models, for estimating credit losses for periods beyond the reasonable and supportable forecast period and for estimating credit losses for individually evaluated loans.

For the commercial portfolio segment, the estimated probabilities of default are primarily based on the probability of default ratings assigned under the dual risk rating system and historical observations of how those ratings migrate to a default over time in the context of macroeconomic conditions. For loans with available credit, the estimate of the expected balance at the time of default considers expected utilization rates, which are primarily based on macroeconomic conditions and the utilization history of similar borrowers under those economic conditions. The estimates for loss severity are primarily based on collateral type and coverage levels and the susceptibility of those characteristics to changes in macroeconomic conditions.

For collectively evaluated loans in the consumer and residential mortgage portfolio segments, the Bancorp's expected credit loss models primarily utilize the borrower's FICO score and delinquency history in combination with macroeconomic conditions when estimating the probability of default. The estimates for loss severity are primarily based on collateral type and coverage levels and the susceptibility of those characteristics to changes in macroeconomic conditions. The expected balance at the estimated date of default is also especially impactful in the expected credit loss models for portfolio classes which generally have longer terms (such as residential mortgage loans and home equity) and portfolio classes containing a high concentration of loans with revolving privileges (such as home equity). The estimate of the expected balance at the time of default considers expected prepayment and utilization rates where applicable, which are primarily based on macroeconomic conditions and the utilization history of similar borrowers under those economic conditions. The Bancorp also utilizes various scoring systems, analytical tools and portfolio performance monitoring processes to assess the credit risk of the consumer and residential mortgage portfolios.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

During 2023, economic growth remained resilient as fiscal deficit spending, solid job growth and gains in household wealth supported demand while tighter monetary policy and lower commodity prices led to an easing of inflation. The path to a "soft landing" continued to improve as the easing of inflationary pressures allowed the FOMC to pivot to a more balanced stance where both the inflation and unemployment mandates are equally important. As inflation gradually moves down towards its 2% target, the FOMC focus has shifted to balancing the risk associated with keeping rates too high for too long as it seeks a soft landing for the economy.

It remains to be seen whether inflation can return sustainably to 2% without a period of below-potential growth and a softer labor market. The recent easing in financial conditions has supported growth and employment and the risk remains that inflation is more persistent than expected by the FOMC and financial markets. Heightened geopolitical tensions may also lead to increased economic uncertainty and volatility as well as higher commodity prices, potentially reversing some of the easing seen recently in headline inflation. Against this backdrop, tighter liquidity in the banking sector is limiting the supply of credit in the economy. Over time, these factors may adversely impact business investment, job growth and consumer spending which could lead to a recession.

Loan Modifications to Borrowers Experiencing Financial Difficulty

On January 1, 2023, the Bancorp adopted ASU 2022-02, which eliminated the accounting guidance on TDRs for creditors for all loan modifications to borrowers experiencing financial difficulty occurring on or after January 1, 2023. For further information on the Bancorp's adoption of ASU 2022-02, refer to Note 1 and Note 6 of the Notes to Consolidated Financial Statements.

Commercial Portfolio

The Bancorp's credit risk management strategy seeks to minimize concentrations of risk through diversification. The Bancorp has commercial loan concentration limits based on industry, lines of business within the commercial segment, geography and credit product type. The risk within the commercial loan and lease portfolio is managed and monitored through an underwriting process utilizing detailed origination policies, continuous loan level reviews, monitoring of industry concentration and product type limits and continuous portfolio risk management reporting.

The Bancorp is closely monitoring various economic factors and their impacts on commercial borrowers, including, but not limited to, the level of inflation, higher-for-longer interest rates, labor and supply chain issues, volatility and changes in consumer discretionary spending patterns, including debt and default levels. The Bancorp maintains focus on disciplined client selection, adherence to underwriting policy and attention to concentrations.

The Bancorp provides loans to a variety of customers ranging from large multinational firms to middle market businesses, sole proprietors and high net worth individuals. The origination policies for commercial and industrial loans outline the risks and underwriting requirements for loans to businesses in various industries. Included in the policies are maturity and amortization terms, collateral and leverage requirements, cash flow coverage measures and hold limits. The Bancorp aligns credit and sales teams with specific industry and regional expertise to better monitor and manage different industry and geographic segments of the portfolio.

The following table provides detail on commercial loans and leases by industry classification (as defined by the North American Industry Classification System), by loan size and by state, illustrating the diversity and granularity of the Bancorp's commercial loans and leases:

TABLE 28: Commercial Loan and Lease Portfolio (excluding loans and leases held for sale

As of December 31 ($ in millions)	2023 Outstanding	2023 Exposure	2023 Nonaccrual	2022 Outstanding	2022 Exposure	2022 Nonaccrual
By Industry:						
Real estate	$ 12,558	19,679	4	11,275	17,938	25
Financial services and insurance	9,998	21,022	—	9,927	20,674	—
Manufacturing	9,010	19,101	54	11,024	21,174	88
Business services	5,917	10,339	50	5,971	10,240	4
Healthcare	5,485	7,831	13	5,576	7,838	28
Wholesale trade	5,259	10,414	6	5,538	10,620	4
Accommodation and food	4,326	6,946	25	4,340	7,028	10
Retail trade	3,953	9,847	85	4,495	10,570	9
Communication and information	3,191	6,482	60	3,428	6,944	—
Mining	2,813	5,940	—	3,634	6,811	—
Construction	2,656	6,391	10	2,945	6,265	15
Transportation and warehousing	2,382	4,326	5	2,621	4,664	2
Utilities	1,850	3,493	—	1,862	4,172	—
Entertainment and recreation	1,687	2,964	8	1,729	3,053	67
Other services	1,181	1,680	6	1,088	1,484	9
Agribusiness	300	614	—	456	651	—
Public administration	151	240	—	343	451	1
Individuals	29	77	—	76	117	—
Other	—	—	—	61	62	1
Total	$ 72,746	137,386	326	76,389	140,756	263
By Loan Size:						
Less than $1 million	4 %	4	19	4	3	17
$1 million to $5 million	7	6	11	7	6	12
$5 million to $10 million	5	4	5	5	4	17
$10 million to $25 million	14	11	23	14	12	28
$25 million to $50 million	24	23	—	23	22	26
Greater than $50 million	46	52	42	47	53	—
Total	100 %	100	100	100	100	100
By State:						
California	10 %	8	5	9	8	3
Illinois	9	8	5	9	9	30
Texas	9	9	1	9	9	9
Ohio	8	11	6	9	11	8
Florida	7	7	35	7	7	6
New York	7	6	—	6	6	—
Michigan	5	5	3	5	5	5
Georgia	4	4	21	4	4	1
Indiana	3	3	1	3	3	—
Tennessee	3	3	1	3	3	2
North Carolina	3	3	2	3	2	2
South Carolina	2	2	1	2	2	—
Other	30	31	19	31	31	34
Total	100 %	100	100	100	100	100

The origination policies for commercial real estate outline the risks and underwriting requirements for owner and nonowner-occupied and construction lending. Included in the policies are maturity and amortization terms, maximum LTVs, minimum debt service coverage ratios, construction loan monitoring procedures, appraisal requirements, pre-leasing requirements (as applicable), pro forma analysis requirements and interest rate sensitivity. The Bancorp requires a valuation of real estate collateral, which may include third-party appraisals, be performed at the time of origination and renewal in accordance with regulatory requirements and on an as-needed basis when market conditions justify. The Bancorp maintains an appraisal review department to order and review third-party appraisals in accordance with regulatory requirements. Nonaccrual assets with relationships exceeding $1 million are reviewed quarterly to assess the appropriateness of the value ascribed in the assessment of charge-offs and specific reserves. Additionally, collateral values are also reviewed at least annually for all criticized assets.

The Bancorp assesses all real estate and non-real estate collateral securing a loan and considers all cross-collateralized loans in the calculation of the LTV ratio. The following tables provide detail on the most recent LTV ratios for commercial mortgage loans greater than $1 million, excluding commercial mortgage loans that are individually evaluated for an ACL. The Bancorp does not typically aggregate the LTV ratios for commercial mortgage loans less than $1 million.

TABLE 29: Commercial Mortgage Loans Outstanding by LTV, Loans Greater Than $1 Million

As of December 31, 2023 ($ in millions)		LTV > 100%	LTV 80-100%	LTV < 80%
Commercial mortgage owner-occupied loans	$	53	258	3,257
Commercial mortgage nonowner-occupied loans		1	29	5,121
Total	$	54	287	8,378

TABLE 30: Commercial Mortgage Loans Outstanding by LTV, Loans Greater Than $1 Million

As of December 31, 2022 ($ in millions)		LTV > 100%	LTV 80-100%	LTV < 80%
Commercial mortgage owner-occupied loans	$	63	533	3,566
Commercial mortgage nonowner-occupied loans		4	65	4,510
Total	$	67	598	8,076

The Bancorp views nonowner-occupied commercial real estate as a higher credit risk product compared to some other commercial loan portfolios due to the higher volatility of the industry.

The following tables provide an analysis of nonowner-occupied commercial real estate loans by state (excluding loans held for sale):

TABLE 31: Nonowner-Occupied Commercial Real Estate (excluding loans held for sale)[a]

As of December 31, 2023 ($ in millions)		Outstanding	Exposure	90 Days Past Due	Nonaccrual	For the Year Ended December 31, 2023 Net (Recoveries) Charge-offs
By State:						
Illinois	$	1,524	1,808	—	2	—
Florida		1,242	2,160	—	—	(2)
Ohio		972	1,377	—	—	—
South Carolina		927	1,135	—	—	—
Michigan		778	1,100	—	—	—
California		730	1,189	—	—	—
Texas		696	1,375	—	—	—
New York		490	545	—	—	—
Georgia		441	809	—	—	—
All other states		2,932	4,718	—	1	(1)
Total	$	10,732	16,216	—	3	(3)

(a)   Included in commercial mortgage loans and commercial construction loans in the Loans and Leases subsection of the Balance Sheet Analysis section of MD&A.

TABLE 32: Nonowner-Occupied Commercial Real Estate (excluding loans held for sale[a]

As of December 31, 2022 ($ in millions)		Outstanding	Exposure	90 Days Past Due	Nonaccrual	For the Year Ended December 31, 2022 Net Charge-offs
By State:						
Illinois	$	1,401	1,695	—	22	—
Florida		1,127	1,864	—	—	—
Ohio		1,061	1,462	—	—	—
South Carolina		739	996	—	—	—
Michigan		837	1,145	—	1	—
California		608	953	—	—	—
Texas		788	1,356	—	—	—
New York		381	550	—	—	—
Georgia		382	920	—	—	—
All other states		2,972	4,808	—	1	3
Total	$	10,296	15,749	—	24	3

(a)   Included in commercial mortgage loans and commercial construction loans in the Loans and Leases subsection of the Balance Sheet Analysis section of MD&A.

Consumer Portfolio

The Bancorp's consumer portfolio is materially comprised of five categories of loans: residential mortgage loans, home equity, indirect secured consumer loans, credit card and other consumer loans. The Bancorp has identified certain credit characteristics within these five categories of loans which it believes represent a higher level of risk compared to the rest of the consumer loan portfolio. The Bancorp does not update LTVs for the consumer portfolio subsequent to origination except as part of the charge-off process for real estate secured loans. The Bancorp actively manages the consumer portfolio through concentration limits, which mitigate credit risk through limiting the exposure to lower FICO scores, higher LTVs, specific geographic concentration risks and additional risk elements.

The Bancorp continues to ensure that underwriting standards and guidelines adequately account for the broader economic conditions that the consumer portfolio faces in a rising-rate environment. Guidelines are designed to ensure that the various consumer products fall within the Bancorp's risk appetite. These guidelines are monitored and adjusted as deemed appropriate in response to the prevailing economic conditions while remaining within the Bancorp's risk tolerance limits.

The payment structures for certain variable rate products (such as residential mortgage loans, home equity and credit card) are susceptible to changes in benchmark interest rates. With increases in interest rates, minimum payments on these products also increase, raising the potential for the environment to be disruptive to some borrowers. The Bancorp actively monitors the portion of its consumer portfolio that is susceptible to increases in minimum payments and continues to assess the impact on the overall risk appetite and soundness of the portfolio.

Residential mortgage portfolio

The Bancorp manages credit risk in the residential mortgage portfolio through underwriting guidelines that limit exposure to loan characteristics determined to influence credit risk. Additionally, the portfolio is governed by concentration limits that ensure geographic, product and channel diversification. The Bancorp may also package and sell loans in the portfolio.

The Bancorp does not originate residential mortgage loans that permit customers to make payments that are less than the accruing interest. The Bancorp originates both fixed-rate and ARM loans. Within the ARM portfolio, approximately $545 million of ARM loans will have rate resets during the next twelve months. Of these resets, 90% are expected to experience an increase in rate, with an average increase of approximately 1.65%. Underlying characteristics of these borrowers are relatively strong with a weighted-average origination DTI of 35% and weighted-average origination LTV of 72%.

Certain residential mortgage products have characteristics that may increase the Bancorp's credit loss rates in the event of a decline in housing values. These types of mortgage products offered by the Bancorp include loans with high LTVs, multiple loans secured by the same collateral that when combined result in an LTV greater than 80% and interest-only loans. The Bancorp has deemed residential mortgage loans with greater than 80% LTVs and no mortgage insurance as loans that represent a higher level of risk.

The following table provides an analysis of the residential mortgage portfolio loans outstanding by LTV at origination as of:

TABLE 33: Residential Mortgage Portfolio Loans by LTV at Origination

	2023		2022	
As of December 31 ($ in millions)	Outstanding	Weighted-Average LTV	Outstanding	Weighted-Average LTV
LTV ≤ 80%	$ 11,718	62.7 %	$ 12,395	61.9 %
LTV > 80%, with mortgage insurance[a]	2,996	95.1	3,092	94.7
LTV > 80%, no mortgage insurance	2,312	91.1	2,141	90.5
Total	$ 17,026	72.4 %	$ 17,628	71.3 %

(a) *Includes loans with either borrower or lender paid mortgage insurance.*

The following tables provide an analysis of the residential mortgage portfolio loans outstanding by state with a greater than 80% LTV at origination and no mortgage insurance:

TABLE 34: Residential Mortgage Portfolio Loans, LTV Greater Than 80% at Origination, No Mortgage Insurance

As of December 31, 2023 ($ in millions)				For the Year Ended December 31, 2023
	Outstanding	90 Days Past Due and Accruing	Nonaccrual	Net (Recoveries) Charge-offs
By State:				
Ohio	$ 512	—	8	—
Illinois	462	1	4	—
Florida	407	—	1	(1)
Michigan	167	—	1	—
Indiana	166	—	2	—
North Carolina	163	—	1	—
Kentucky	123	—	1	—
All other states	312	—	5	—
Total	$ 2,312	1	23	(1)

TABLE 35: Residential Mortgage Portfolio Loans, LTV Greater Than 80% at Origination, No Mortgage Insurance

As of December 31, 2022 ($ in millions)				For the Year Ended December 31, 2022
	Outstanding	90 Days Past Due and Accruing	Nonaccrual	Net Charge-offs
By State:				
Ohio	$ 500	1	9	—
Illinois	430	—	5	—
Florida	347	—	3	—
Michigan	163	—	2	—
Indiana	157	—	2	—
North Carolina	147	—	—	—
Kentucky	112	—	1	—
All other states	285	—	7	—
Total	$ 2,141	1	29	—

Home equity portfolio

The Bancorp's home equity portfolio is primarily comprised of home equity lines of credit. Beginning in the first quarter of 2013, the Bancorp's newly originated home equity lines of credit have a 10-year interest-only draw period followed by a 20-year amortization period. The home equity line of credit previously offered by the Bancorp was a revolving facility with a 20-year term, minimum payments of interest-only and a balloon payment of principal at maturity. Approximately 28% of the outstanding balances of the Bancorp's portfolio of home equity lines of credit have a balloon structure at maturity. Peak maturity years for the balloon home equity lines of credit are 2025 to 2028 and approximately 8% of the balances mature before 2025.

The ACL provides coverage for expected losses in the home equity portfolio. The allowance attributable to the portion of the home equity portfolio that is collectively evaluated is determined on a pooled basis using a probability of default, loss given default and exposure at default model framework to generate expected losses. The expected losses for the home equity portfolio are dependent upon loan delinquency, FICO scores, LTV, loan age and their historical correlation with macroeconomic variables including unemployment and the home price index. The expected losses generated from models are adjusted by certain qualitative adjustment factors to reflect risks associated with current conditions and trends. The qualitative factors include adjustments for changes in policies or procedures in underwriting, monitoring or collections, economic conditions, portfolio mix, lending and risk management personnel, results of internal audit and quality control reviews, collateral values and geographic concentrations.

The home equity portfolio is managed in two primary groups: loans outstanding with a combined LTV greater than 80% and those loans with an LTV of 80% or less based upon appraisals at origination. For additional information on these loans, refer to Table 37 and Table 38. Of the total $3.9 billion of outstanding home equity loans:
- 76% reside within the Bancorp's Midwest footprint of Ohio, Michigan, Illinois, Indiana and Kentucky as of December 31, 2023;
- 34% are in senior lien positions and 66% are in junior lien positions at December 31, 2023;
- 75% of non-delinquent borrowers made at least one payment greater than the minimum payment during the year ended December 31, 2023; and
- The portfolio had a weighted-average refreshed FICO score of 748 at December 31, 2023.

The Bancorp actively manages lines of credit and makes adjustments in lending limits when it believes it is necessary based on FICO score deterioration and property devaluation. The Bancorp does not routinely obtain appraisals on performing loans to update LTVs after origination. However, the Bancorp monitors the local housing markets by reviewing various home price indices and incorporates the impact of the changing market conditions in its ongoing credit monitoring processes. For junior lien home equity loans which become 60 days or more past due, the Bancorp tracks the performance of the senior lien loans in which the Bancorp is the servicer and utilizes consumer credit bureau attributes to monitor the status of the senior lien loans that the Bancorp does not service. If the senior lien loan is found to be 120 days or more past due, the junior lien home equity loan is placed on nonaccrual status unless both loans are well-secured and in the process of collection. Additionally, if the junior lien home equity loan becomes 120 days or more past due and the senior lien loan is also 120 days or more past due, the junior lien home equity loan is assessed for charge-off. Refer to the Analysis of Nonperforming Assets subsection of the Risk Management section of MD&A and Note 1 of the Notes to Consolidated Financial Statements for more information.

The following table provides an analysis of home equity portfolio loans outstanding disaggregated based upon refreshed FICO score:

TABLE 36: Home Equity Portfolio Loans Outstanding by Refreshed FICO Score

As of December 31 ($ in millions)	2023		2022	
	Outstanding	% of Total	Outstanding	% of Total
Senior Liens:				
FICO ≤ 659	$ 109	2 %	$ 122	3 %
FICO 660-719	187	5	205	5
FICO ≥ 720	1,052	27	1,262	31
Total senior liens	$ 1,348	34 %	$ 1,589	39 %
Junior Liens:				
FICO ≤ 659	218	6	211	5
FICO 660-719	460	12	433	11
FICO ≥ 720	1,890	48	1,806	45
Total junior liens	$ 2,568	66 %	$ 2,450	61 %
Total	$ 3,916	100 %	$ 4,039	100 %

The Bancorp believes that home equity portfolio loans with a greater than 80% LTV (including senior liens, if applicable) present a higher level of risk. The following table provides an analysis of the home equity portfolio loans outstanding in a senior and junior lien position by LTV at origination:

TABLE 37: Home Equity Portfolio Loans Outstanding by LTV at Origination

As of December 31 ($ in millions)	2023		2022	
	Outstanding	Weighted-Average LTV	Outstanding	Weighted-Average LTV
Senior Liens:				
LTV ≤ 80%	$ 1,194	50.8 %	$ 1,395	52.1 %
LTV > 80%	154	88.9	194	88.8
Total senior liens	$ 1,348	55.4 %	$ 1,589	56.8 %
Junior Liens:				
LTV ≤ 80%	1,768	64.9	1,628	65.6
LTV > 80%	800	88.7	822	89.2
Total junior liens	$ 2,568	72.7 %	$ 2,450	74.1 %
Total	$ 3,916	66.7 %	$ 4,039	67.2 %

The following tables provide an analysis of home equity portfolio loans outstanding by state with a LTV greater than 80% (including senior liens, if applicable) at origination:

TABLE 38: Home Equity Portfolio Loans Outstanding with an LTV Greater than 80% at Origination

As of December 31, 2023 ($ in millions)		Outstanding	Exposure	90 Days Past Due and Accruing	Nonaccrual	For the Year Ended December 31, 2023 Net (Recoveries) Charge-offs
By State:						
Ohio	$	290	808	—	6	—
Illinois		145	346	1	4	(1)
Michigan		140	394	—	2	—
Indiana		96	252	—	2	—
Florida		86	206	—	2	—
Kentucky		81	211	—	1	—
All other states		116	304	—	3	—
Total	$	954	2,521	1	20	(1)

TABLE 39: Home Equity Portfolio Loans Outstanding with an LTV Greater than 80% at Origination

As of December 31, 2022 ($ in millions)		Outstanding	Exposure	90 Days Past Due and Accruing	Nonaccrual	For the Year Ended December 31, 2022 Net (Recoveries) Charge-offs
By State:						
Ohio	$	315	859	—	8	(1)
Illinois		165	367	1	4	(1)
Michigan		160	432	—	3	(1)
Indiana		99	260	—	2	—
Florida		77	191	—	2	—
Kentucky		84	219	—	1	—
All other states		116	295	—	3	(1)
Total	$	1,016	2,623	1	23	(4)

Indirect secured consumer portfolio

The indirect secured consumer portfolio is comprised of $11.9 billion of automobile loans and $3.1 billion of indirect motorcycle, powersport, recreational vehicle and marine loans as of December 31, 2023. All concentration and guideline changes are monitored monthly to ensure alignment with original credit performance and return projections.

The following table provides an analysis of indirect secured consumer portfolio loans outstanding disaggregated based upon FICO score at origination:

TABLE 40: Indirect Secured Consumer Portfolio Loans Outstanding by FICO Score at Origination

As of December 31 ($ in millions)		2023 Outstanding	% of Total		2022 Outstanding	% of Total
FICO ≤ 659	$	189	1 %	$	248	1 %
FICO 660-719		3,075	21		3,564	22
FICO ≥ 720		11,701	78		12,740	77
Total	$	14,965	100 %	$	16,552	100 %

It is a common industry practice to advance on these types of loans an amount in excess of the collateral value due to the inclusion of negative equity trade-in, maintenance/warranty products, taxes, title and other fees paid at closing. The Bancorp monitors its exposure to these higher risk loans.

The following table provides an analysis of indirect secured consumer portfolio loans outstanding by LTV at origination:

TABLE 41: Indirect Secured Consumer Portfolio Loans Outstanding by LTV at Origination

	2023		2022	
As of December 31 ($ in millions)	Outstanding	Weighted-Average LTV	Outstanding	Weighted-Average LTV
LTV ≤ 100%	$ 10,976	79.6 %	$ 12,087	79.6 %
LTV > 100%	3,989	110.2	4,465	110.5
Total	$ 14,965	87.7 %	$ 16,552	87.9 %

The following table provides an analysis of the Bancorp's indirect secured consumer portfolio loans outstanding with an LTV greater than 100% at origination as of and for the years ended:

TABLE 42: Indirect Secured Consumer Portfolio Loans Outstanding with an LTV Greater than 100% at Origination

($ in millions)	Outstanding	90 Days Past Due and Accruing	Nonaccrual	Net Charge-offs
December 31, 2023	$ 3,989	—	18	40
December 31, 2022	4,465	—	16	23

Credit card portfolio

The credit card portfolio consists of predominantly prime accounts with 98% of balances existing within the Bancorp's footprint at both December 31, 2023 and 2022. At December 31, 2023 and 2022, 71% and 72%, respectively, of the outstanding balances were originated through branch-based relationships with the remainder coming from direct mail campaigns and online acquisitions.

Given the variable nature of the credit card portfolio, interest rate increases impact this product and it is regularly monitored to ensure the portfolio remains within the Bancorp's risk tolerance.

The following table provides an analysis of the Bancorp's outstanding credit card portfolio disaggregated based upon FICO score at origination:

TABLE 43: Credit Card Portfolio Loans Outstanding by FICO Score at Origination

	2023		2022	
As of December 31 ($ in millions)	Outstanding	% of Total	Outstanding	% of Total
FICO ≤ 659	$ 75	4 %	$ 80	4 %
FICO 660-719	503	27	528	28
FICO ≥ 720	1,287	69	1,266	68
Total	$ 1,865	100 %	$ 1,874	100 %

Other consumer portfolio loans

Other consumer portfolio loans are comprised of secured and unsecured loans originated through the Bancorp's branch network, point-of-sale solar energy installation and home improvement loans originated through a network of contractors and installers, and other point-of-sale loans originated or purchased in connection with third-party companies. Loans originated in connection with one third-party point-of-sale company are impacted by certain credit loss protection coverage provided by that company. The Bancorp discontinued origination of new loans with this third-party company in September 2022.

The following table provides an analysis of other consumer portfolio loans outstanding by product type:

TABLE 44: Other Consumer Portfolio Loans Outstanding by Product Type

	2023		2022	
As of December 31 ($ in millions)	Outstanding	% of Total	Outstanding	% of Total
Point-of-sale, primarily solar energy installation	$ 4,537	68 %	$ 2,297	46 %
Third-party point-of-sale	825	12	1,262	25
Other secured	892	13	909	18
Unsecured	462	7	530	11
Total	$ 6,716	100 %	$ 4,998	100 %

Analysis of Nonperforming Assets

Nonperforming assets include nonaccrual loans and leases for which ultimate collectability of the full amount of the principal and/or interest is uncertain and certain other assets, including OREO and other repossessed property. A summary of nonperforming assets is included in Table 45. For further information on the Bancorp's policies related to accounting for delinquent and nonperforming loans and leases, refer to the Nonaccrual Loans and Leases section of Note 1 of the Notes to Consolidated Financial Statements.

Nonperforming assets were $689 million at December 31, 2023 compared to $539 million at December 31, 2022. Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO were 0.59% and 0.44% at December 31, 2023 and 2022, respectively. Nonaccrual loans and leases secured by real estate were 32% of nonaccrual loans and leases as of December 31, 2023 compared to 42% as of December 31, 2022.

Portfolio commercial nonaccrual loans and leases were $326 million at December 31, 2023, an increase of $63 million from December 31, 2022. Portfolio consumer nonaccrual loans were $323 million at December 31, 2023, an increase of $71 million from December 31, 2022. Refer to Table 46 for a rollforward of portfolio nonaccrual loans and leases.

OREO and other repossessed property was $39 million and $24 million at December 31, 2023 and 2022, respectively. The Bancorp recognized $8 million and an immaterial amount in losses on the transfer, sale or write-down of OREO properties during the years ended December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023 and 2022, approximately $54 million and $34 million, respectively, of interest income would have been recognized if the nonaccrual portfolio loans and leases had been current in accordance with their contractual terms. Although these values help demonstrate the costs of carrying nonaccrual credits, the Bancorp does not expect to recover the full amount of interest as nonaccrual loans and leases are generally carried below their principal balance.

TABLE 45: Summary of Nonperforming Assets and Delinquent Loans and Leases

As of December 31 ($ in millions)		2023	2022
Nonaccrual portfolio loans and leases:			
Commercial and industrial loans	$	304	215
Commercial mortgage loans		20	40
Commercial construction loans		1	8
Commercial leases		1	—
Residential mortgage loans		124	124
Home equity		57	67
Indirect secured consumer loans		36	29
Credit card		34	27
Other consumer loans		72	5
Total nonaccrual portfolio loans and leases[a]		649	515
OREO and other repossessed property[c]		39	24
Total nonperforming portfolio loans and leases and OREO		688	539
Nonaccrual loans held for sale		1	—
Total nonperforming assets	$	689	539
Total portfolio loans and leases 90 days past due and still accruing:			
Commercial and industrial loans	$	8	11
Commercial leases		—	2
Residential mortgage loans[b]		7	7
Home equity		—	1
Credit card		21	18
Other consumer loans		—	1
Total portfolio loans and leases 90 days past due and still accruing	$	36	40
Nonperforming portfolio assets as a percent of portfolio loans and leases and OREO		0.59 %	0.44
Nonperforming portfolio loans and leases as a percent of portfolio loans and leases		0.55	0.42
ACL as a percent of nonperforming portfolio loans and leases		383	468
ACL as a percent of nonperforming portfolio assets		362	447

(a) *Includes $19 and $15 of nonaccrual government-insured commercial loans whose repayments are insured by the SBA as of December 31, 2023 and 2022, respectively.*

(b) *Information for all periods presented excludes advances made pursuant to servicing agreements for GNMA mortgage pools whose repayments are insured by the FHA or guaranteed by the VA. These advances were $141 and $212 as of December 31, 2023 and 2022, respectively. The Bancorp recognized losses of $2 for both the years ended December 31, 2023 and 2022 due to claim denials and curtailments associated with these insured or guaranteed loans.*

(c) *Includes $20 and $10 of branch-related real estate no longer intended to be used for banking purposes as of December 31, 2023 and 2022, respectively.*

The following tables provide a rollforward of portfolio nonaccrual loans and leases, by portfolio segment:

TABLE 46: Rollforward of Portfolio Nonaccrual Loans and Leases

For the year ended December 31, 2023 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
Balance, beginning of period	$	263	124	128	515
Transfers to nonaccrual status		452	68	401	921
Transfers to accrual status		(59)	(29)	(85)	(173)
Transfers to held for sale		(10)	—	—	(10)
Loan paydowns/payoffs		(158)	(34)	(65)	(257)
Transfers to OREO		—	(9)	(12)	(21)
Charge-offs		(170)	—	(169)	(339)
Draws/other extensions of credit		8	4	1	13
Balance, end of period	$	326	124	199	649

TABLE 47: Rollforward of Portfolio Nonaccrual Loans and Leases

For the year ended December 31, 2022 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
Balance, beginning of period	$	337	33	128	498
Transfers to nonaccrual status		262	146	154	562
Transfers to accrual status		(7)	(28)	(65)	(100)
Transfers to held for sale		(23)	—	—	(23)
Loan paydowns/payoffs		(180)	(23)	(52)	(255)
Transfers to OREO		—	(6)	—	(6)
Charge-offs		(131)	(1)	(37)	(169)
Draws/other extensions of credit		5	3	—	8
Balance, end of period	$	263	124	128	515

Analysis of Net Loan Charge-offs
Net charge-offs were 32 bps and 19 bps of average portfolio loans and leases for the years ended December 31, 2023 and 2022, respectively. Table 48 provides a summary of credit loss experience and net charge-offs as a percentage of average portfolio loans and leases outstanding by loan category.

The ratio of commercial loan and lease net charge-offs as a percent of average portfolio commercial loans and leases increased to 20 bps during the year ended December 31, 2023, compared to 13 bps during 2022 primarily due to an increase in net charge-offs on commercial and industrial loans of $59 million.

The ratio of consumer loan net charge-offs as a percent of average portfolio consumer loans increased to 52 bps during the year ended December 31, 2023, compared to 29 bps during 2022 primarily due to increases in net charge-offs on other consumer loans, indirect secured consumer loans and credit card of $56 million, $36 million and $12 million, respectively.

TABLE 48: Summary of Credit Loss Experience

For the years ended December 31 ($ in millions)		2023	2022	2021
Losses charged-off:				
Commercial and industrial loans	$	(168)	(121)	(103)
Commercial mortgage loans		(1)	—	(13)
Commercial construction loans		(1)	(3)	—
Commercial leases		—	(7)	(3)
Residential mortgage loans		(4)	(3)	(3)
Home equity		(8)	(9)	(7)
Indirect secured consumer loans		(110)	(68)	(51)
Credit card		(82)	(68)	(91)
Other consumer loans[a]		(148)	(83)	(73)
Total losses charged-off	$	(522)	(362)	(344)
Recoveries of losses previously charged-off:				
Commercial and industrial loans	$	13	25	43
Commercial mortgage loans		3	1	5
Commercial construction loans		—	1	—
Commercial leases		1	3	4
Residential mortgage loans		4	5	7
Home equity		7	11	11
Indirect secured consumer loans		38	32	37
Credit card		18	16	21
Other consumer loans[a]		50	41	42
Total recoveries of losses previously charged-off	$	134	135	170
Net losses charged-off:				
Commercial and industrial loans	$	(155)	(96)	(60)
Commercial mortgage loans		2	1	(8)
Commercial construction loans		(1)	(2)	—
Commercial leases		1	(4)	1
Residential mortgage loans		—	2	4
Home equity		(1)	2	4
Indirect secured consumer loans		(72)	(36)	(14)
Credit card		(64)	(52)	(70)
Other consumer loans		(98)	(42)	(31)
Total net losses charged-off	$	(388)	(227)	(174)
Net losses charged-off as a percent of average portfolio loans and leases:				
Commercial and industrial loans		0.27 %	0.17	0.12
Commercial mortgage loans		(0.02)	(0.01)	0.08
Commercial construction loans		0.02	0.04	—
Commercial leases		(0.04)	0.13	(0.02)
Total commercial loans and leases		0.20 %	0.13	0.10
Residential mortgage loans		—	(0.01)	(0.03)
Home equity		0.03	(0.05)	(0.09)
Indirect secured consumer loans		0.45	0.21	0.09
Credit card		3.55	2.98	3.93
Other consumer loans		1.63	1.15	1.06
Total consumer loans		0.52 %	0.29	0.26
Total net losses charged-off as a percent of average portfolio loans and leases		0.32 %	0.19	0.16

(a) *For the years ended December 31, 2023, 2022 and 2021, the Bancorp recorded $35, $32 and $33, respectively, in both losses charged-off and recoveries of losses previously charged-off related to customer defaults on point-of-sale consumer loans for which the Bancorp obtained recoveries under third-party credit enhancements.*

Allowance for Credit Losses
The allowance for credit losses is comprised of the ALLL and the reserve for unfunded commitments. As described in Note 1 of the Notes to Consolidated Financial Statements, the Bancorp maintains the ALLL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans and leases (as adjusted for prepayments). The Bancorp's methodology for determining the ALLL includes an estimate of expected credit losses on a collective basis for groups of loans and leases with similar risk characteristics and specific allowances for loans and leases which are individually evaluated. For collectively evaluated loans and leases, the Bancorp uses quantitative models to forecast expected credit losses based on the probability of a loan or lease defaulting, the expected

balance at the estimated date of default and the expected loss percentage given a default. The Bancorp's expected credit loss models consider historical credit loss experience, current market and economic conditions, and forecasted changes in market and economic conditions if such forecasts are considered reasonable and supportable.

The Bancorp also considers qualitative factors in determining the ALLL. Qualitative adjustments are used to capture characteristics in the portfolio that impact expected credit losses which are not fully captured within the Bancorp's expected credit loss models. These factors include adjustments for changes in policies or procedures in underwriting, monitoring or collections, lending and risk management personnel and results of internal audit and quality control reviews. In addition, the qualitative adjustment framework can be utilized to address specific idiosyncratic risks such as geopolitical events, natural disasters or changes in current economic conditions that are not reflected in the quantitative credit loss models, and their effects on regional borrowers and changes in product structures. Qualitative factors may also be used to address the impacts of unforeseen events on key inputs and assumptions within the Bancorp's expected credit loss models, such as the reasonable and supportable forecast period, changes to historical loss information or changes to the reversion period or methodology.

In addition to the ALLL, the Bancorp maintains a reserve for unfunded commitments recorded in other liabilities in the Consolidated Balance Sheets. The methodology used to determine the adequacy of this reserve is similar to the Bancorp's methodology for determining the ALLL. The provision for unfunded commitments is included in the provision for credit losses in the Consolidated Statements of Income.

For the commercial portfolio segment, the estimates for probability of default are primarily based on internal ratings assigned to each commercial borrower on a 13-point scale and historical observations of how those ratings migrate to a default over time in the context of macroeconomic conditions. For loans with available credit, the estimate of the expected balance at the time of default considers expected utilization rates, which are primarily based on macroeconomic conditions and the utilization history of similar borrowers under those economic conditions. The estimates for loss severity are primarily based on collateral type and coverage levels and the susceptibility of those characteristics to changes in macroeconomic conditions.

For collectively evaluated loans in the consumer and residential mortgage portfolio segments, the Bancorp's expected credit loss models primarily utilize the borrower's FICO score and delinquency history in combination with macroeconomic conditions when estimating the probability of default. The estimates for loss severity are primarily based on collateral type and coverage levels and the susceptibility of those characteristics to changes in macroeconomic conditions. The expected balance at the estimated date of default is also especially impactful in the expected credit loss models for portfolio classes which generally have longer terms (such as residential mortgage loans and home equity) and portfolio classes containing a high concentration of loans with revolving privileges (such as home equity). The estimate of the expected balance at the time of default considers expected prepayment and utilization rates where applicable, which are primarily based on macroeconomic conditions and the utilization history of similar borrowers under those economic conditions.

At both December 31, 2023 and 2022, the Bancorp used three forward-looking economic scenarios during the reasonable and supportable forecast period in its expected credit loss models to address the inherent imprecision in macroeconomic forecasting. Each of the three scenarios was developed by a third party that is subject to the Bancorp's Third-Party Risk Management program including oversight by the Bancorp's independent model risk management group. The scenarios included a most likely outcome (Baseline) and two less probable scenarios with one being more favorable than the Baseline and the other being less favorable. The more favorable alternative scenario (Upside) depicted a stronger near-term growth outlook while the less favorable outlook (Downside) depicted a moderate recession.

The Baseline scenario was developed such that the expectation is that the economy will perform better than the projection 50% of the time and worse than the projection 50% of the time. The Upside scenario was developed such that there is a 10% probability that the economy will perform better than the projection and a 90% probability that it will perform worse. The Downside scenario was developed such that there is a 90% probability that the economy will perform better than the projection and a 10% probability that it will perform worse.

December 31, 2023 ACL
The ACL as of December 31, 2023 was impacted by lower portfolio loan and lease balances, primarily concentrated in the commercial portfolio segment, and a shift in product mix from lower rate products to higher rate products compared to December 31, 2022. As a result of these factors, the Bancorp incorporated a combination of quantitative model-based estimates and qualitative adjustments. As of December 31, 2023, the Bancorp's economic scenarios included estimates of the expected impacts of the changes in economic conditions caused by high interest rate pressures and the ongoing Russia-Ukraine conflict. At December 31, 2023, the Bancorp assigned an 80% probability weighting to the Baseline scenario and 10% to each of the Upside and Downside scenarios.

The Baseline scenario assumed average annualized real GDP growth of 1.7% in both 2024 and 2025 and increasing to an average of 2.2% in 2026. The Baseline scenario also assumed an average unemployment rate of 4.0% in the forecast for 2024, 4.1% in 2025 and 4.0% in 2026. Relative to the target federal funds rate, the Baseline scenario assumed that it has reached its terminal range with cuts beginning in 2024. The average federal funds rate assumed was 5.1% in 2024 then decreasing to 4.2% and 3.2% in 2025 and 2026, respectively. Lastly, the Baseline scenario included a moderately cautious outlook for corporate profits with the average percentage year-over-year change increasing to 1.6% in 2024, followed by some contraction at (1.4%) in 2025 and a subsequent recovery to 2.9% in 2026. The Upside scenario assumed that, on an average annual basis, the change in real GDP would be 3.2% in 2024, decreasing to an average of 2.7% and 2.4% in 2025 and 2026, respectively. The Upside scenario assumed a slightly better unemployment rate forecast at an annual average of 3.1%, 3.3% and 3.4% in

2024, 2025 and 2026, respectively. In the Upside scenario, the forecast for the federal funds rate was generally consistent with the Baseline scenario. The Upside scenario assumed a notable improvement in corporate profits for 2024 at an average percentage change from 2023 of 4.6%, contracting to an average of 1.9% in 2025 and recovering to an average of 2.7% in 2026. The Downside scenario assumed that the U.S. economy falls into a recession in the first quarter of 2024. The Downside scenario assumed average annualized real GDP growth for 2024 at (0.9%), improving to an average of 0.3% in 2025 and further recovering to an average of 2.8% in 2026. The Downside scenario unemployment rate peaks at an average of 7.7% in the first quarter of 2025 and decreases to an average of 6.1% in 2026. In the Downside scenario, the forecast for the federal funds rate included more favorable assumptions than the Baseline at an average target rate of 4.4% in 2024, rapidly decreasing to an average target rate of 1.8% and 1.3% in 2025 and 2026, respectively. Lastly, the Downside scenario assumed a significant decrease in corporate profits at an average percentage change from a year ago of (20.0%) for 2024, followed by another contraction at a rate of (2.7%) in 2025 and recovering to an average of 9.5% in 2026.

The Bancorp's quantitative credit loss models are sensitive to changes in economic forecast assumptions over the reasonable and supportable forecast period. Applying a 100% probability weighting to the Downside scenario rather than using the probability-weighted three scenario approach would result in an increase in the quantitative ACL of approximately $2.1 billion. This sensitivity calculation only reflects the impact of changing the probability weighting of the scenarios in the quantitative credit loss models and excludes any additional considerations associated with the qualitative component of the ACL that might be warranted if probability weights were adjusted.

The following table provides a rollforward of the Bancorp's ACL:

TABLE 49: Changes in Allowance for Credit Losses

For the years ended December 31 ($ in millions)		2023	2022	2021
ALLL:				
Balance, beginning of period	$	2,194	1,892	2,453
Impact of adoption of ASU 2022-02[b]		(49)	—	—
Losses charged-off[a]		(522)	(362)	(344)
Recoveries of losses previously charged-off[a]		134	135	170
Provision for (benefit from) loan and lease losses		565	529	(387)
Balance, end of period	$	2,322	2,194	1,892
Reserve for unfunded commitments:				
Balance, beginning of period	$	216	182	172
(Benefit from) provision for the reserve for unfunded commitments		(50)	34	10
Balance, end of period	$	166	216	182

(a) For the years ended December 31, 2023, 2022 and 2021, the Bancorp recorded $35, $32 and $33, respectively, in both losses charged-off and recoveries of losses previously charged-off related to customer defaults on point-of-sale consumer loans for which the Bancorp obtained recoveries under third-party credit enhancements.
(b) Refer to Note 1 of the Notes to Consolidated Financial Statements for further information.

The following table provides an attribution of the Bancorp's ALLL to portfolio loans and leases:

TABLE 50: Attribution of Allowance for Loan and Lease Losses to Portfolio Loans and Leases

As of December 31 ($ in millions)		2023	2022
Attributed ALLL:			
Commercial and industrial loans	$	767	776
Commercial mortgage loans		284	246
Commercial construction loans		66	90
Commercial leases		13	15
Residential mortgage loans		145	245
Home equity		102	133
Indirect secured consumer loans		271	187
Credit card		227	254
Other consumer loans		447	248
Total ALLL	$	2,322	2,194
Portfolio loans and leases:			
Commercial and industrial loans	$	53,270	57,232
Commercial mortgage loans		11,276	11,020
Commercial construction loans		5,621	5,433
Commercial leases		2,579	2,704
Residential mortgage loans[a]		17,026	17,628
Home equity		3,916	4,039
Indirect secured consumer loans		14,965	16,552
Credit card		1,865	1,874
Other consumer loans		6,716	4,998
Total portfolio loans and leases	$	117,234	121,480
Attributed ALLL as a percent of respective portfolio loans and leases:			
Commercial and industrial loans		1.44 %	1.36
Commercial mortgage loans		2.52	2.23
Commercial construction loans		1.17	1.66
Commercial leases		0.50	0.55
Residential mortgage loans		0.85	1.39
Home equity		2.60	3.29
Indirect secured consumer loans		1.81	1.13
Credit card		12.17	13.55
Other consumer loans		6.66	4.96
Total ALLL as a percent of portfolio loans and leases		1.98 %	1.81
Total ACL as a percent of portfolio loans and leases		2.12	1.98

(a)   Includes $116 and $123 of residential mortgage loans measured at fair value at December 31, 2023 and 2022, respectively.

The Bancorp's ALLL may vary significantly from period to period based on changes in economic conditions, economic forecasts and the composition and credit quality of the Bancorp's loan and lease portfolio. For additional information on the Bancorp's methodology for measuring the ACL, refer to Note 1 of the Notes to Consolidated Financial Statements.

INTEREST RATE AND PRICE RISK MANAGEMENT
Interest rate risk is the risk to earnings or capital arising from movement of interest rates. This risk primarily impacts the Bancorp's income categories through changes in interest income on earning assets and the cost of interest-bearing liabilities, and through fee items that are related to interest-sensitive activities such as mortgage origination and servicing income and through earnings credits earned on commercial deposits that offset commercial deposit fees. Price risk is the risk to earnings or capital arising from changes in the value of financial instruments and portfolios due to movements in interest rates, volatilities, foreign exchange rates, equity prices and commodity prices. Management considers interest rate risk a prominent market risk in terms of its potential impact on earnings. Interest rate risk may occur for any one or more of the following reasons:

- Assets and liabilities mature or reprice at different times;
- Short-term and long-term market interest rates change by different amounts; or
- The expected maturities of various assets or liabilities shorten or lengthen as interest rates change.

In addition to the direct impact of interest rate changes on NII and interest-sensitive fees, interest rates can impact earnings through their effect on loan and deposit demand, credit losses, mortgage origination volumes, the value of servicing rights and other sources of the Bancorp's earnings. Changes in interest rates and other market factors can impact earnings through changes in the value of portfolios, if not appropriately hedged. Stability of the Bancorp's net income is largely dependent upon the effective management of interest rate risk and to a lesser extent price risk. Management continually reviews the Bancorp's on- and off-balance sheet composition, earnings flows, and hedging strategies and models interest rate risk and price risk exposures, and possible actions to manage these risks, given numerous possible future interest rate and market factor scenarios. A series of policy limits and key risk indicators are employed to ensure that risks are managed within the Bancorp's risk tolerance for interest rate risk and price risk.

The Commercial Banking and Wealth and Asset Management lines of business manage price risk for capital markets sales and trading activities related to their respective businesses. The Consumer and Small Business Banking line of business manages price risk for the origination and sale of conforming residential mortgage loans to government agencies and government-sponsored enterprises. The Bancorp's Treasury department manages interest rate risk and price risk for all other activities. Independent oversight is provided by ERM, and key risk indicators and Board-approved policy limits are used to ensure risks are managed within the Bancorp's risk tolerance.

The Bancorp's Market Risk Management Committee, which includes senior management representatives and reports to the Corporate Credit Committee (accountable to the ERMC), provides oversight and monitors price risk for the capital markets sales and trading activities. The Bancorp's ALCO, which includes senior management representatives and is accountable to the ERMC, provides oversight and monitors interest rate and price risks for Mortgage and Treasury activities.

Net Interest Income Sensitivity
The Bancorp employs a variety of measurement techniques to identify and manage its interest rate risk, including the use of an NII simulation model to analyze the sensitivity of NII to changes in interest rates. The model is based on contractual and estimated cash flows and repricing characteristics for all of the Bancorp's assets, liabilities and off-balance sheet exposures and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and attrition rates of certain liabilities. The model also includes senior management's projections of the future volume and pricing of each of the product lines offered by the Bancorp as well as other pertinent assumptions. The NII simulation model does not represent a forecast of the Bancorp's net interest income but is a tool utilized to assess the risk of the impact of changing market interest rates across a range of market interest rate environments. As a result, actual results will differ from simulated results for multiple reasons, which may include actual balance sheet composition differences, timing, magnitude and frequency of interest rate changes, deviations from projected customer behavioral assumptions as well as from changes in market conditions and management strategies.

As of December 31, 2023, the Bancorp's interest rate risk exposure is governed by a risk framework that utilizes the change in NII over 12-month and 24-month horizons under parallel ramped increases and decreases in interest rates. Policy limits are utilized for scenarios assuming a 200 bps increase and a 200 bps decrease in interest rates over twelve months. The Bancorp routinely analyzes various potential and extreme scenarios, including parallel ramps and shocks as well as steepening and other non-parallel shifts in rates, to assess where risks to net interest income persist or develop as changes in the balance sheet and market rates evolve, and employs policy limits and/or key risk indicators to monitor and manage exposures under these types of scenarios. Additionally, the Bancorp routinely evaluates its exposures to changes in the bases between interest rates.

In order to recognize the risk of noninterest-bearing demand deposit balance migration or attrition in a rising interest rate environment, the Bancorp's NII sensitivity modeling assumes additional attrition of approximately $800 million of demand deposit balances over a period of 24 months for each 100 bps increase in short-term market interest rates. Similarly, the Bancorp's NII sensitivity modeling incorporates approximately $800 million of incremental growth in noninterest-bearing deposit balances over 24 months for each 100 bps decrease in short-term market interest rates. The incremental balance attrition and growth are modeled to flow into and out of funding products that reprice in conjunction with short-term market rate changes.

Another important deposit modeling assumption is the amount by which interest-bearing deposit rates will increase or decrease when market interest rates increase or decrease. This deposit repricing sensitivity is known as the beta, and it represents the expected amount by which the Bancorp's interest-bearing deposit rates will change for a given change in short-term market rates. The Bancorp utilizes dynamic deposit beta models to adjust assumed repricing sensitivity depending on market rate levels. The dynamic beta models were developed utilizing the Bancorp's performance during prior interest rate cycles. Since the beginning of the current tightening cycle, the Bancorp's actual cumulative interest-bearing deposit beta through December 31, 2023 was slightly above 50% as repricing has been similar to what was experienced in prior interest rate cycles. Using the dynamic beta models, the Bancorp's NII sensitivity modeling assumes weighted-average rising-rate interest-bearing deposit betas at the end of the ramped parallel scenarios of 78% for both a 100 bps and 200 bps increase in rates. In the event of rate cuts, this approach assumes a weighted-average falling-rate interest-bearing deposit beta at the end of the ramped parallel scenarios of 68% and 67% for a 100 bps and 200 bps decrease in rates, respectively. In falling-rate scenarios, deposit rate floors are utilized to ensure modeled deposit rates will not become negative. NII simulation modeling assumes no lag between the timing of changes in market rates and the timing of deposit repricing despite such timing lags having occurred in prior rate cycles. In addition, modeled and forecasted deposit migration from low-beta deposit products to more rate-sensitive deposit products results in an additional beta of 5%-15% in the rising-rate scenarios, and a reduction in beta of 5%-10% in the falling-rate scenarios in the Bancorp's baseline NII sensitivity profile. Future actual performance will be dependent on market conditions, the level of competition for deposits and the magnitude of continued interest rate increases. The Bancorp provides sensitivity analysis in Tables 52 and 53 for key assumptions related to its deposit modeling, including beta and demand deposit balance performance.

The Bancorp continually evaluates the sensitivity of its interest rate risk measures to these important deposit modeling assumptions. The Bancorp also regularly monitors the sensitivity of other important modeling assumptions, such as loan and security prepayments and early withdrawals on fixed-rate customer liabilities.

The following table shows the Bancorp's estimated NII sensitivity profile and ALCO policy limits as of December 31:

TABLE 51: Estimated NII Sensitivity Profile and ALCO Policy Limits

| | 2023 | | | | 2022 | | | |
| | % Change in NII (FTE) | | ALCO Policy Limit | | % Change in NII (FTE) | | ALCO Policy Limit | |
Change in Interest Rates (bps)	12 Months	13-24 Months	12 Months	13-24 Months	12 Months	13-24 Months	12 Months	13-24 Months
+200 Ramp over 12 months	(2.55) %	(4.89)	(5.00)	(6.00)	(2.93) %	(3.17)	(4.00)	(6.00)
+100 Ramp over 12 months	(1.26)	(2.30)	N/A	N/A	(1.31)	(1.14)	N/A	N/A
-100 Ramp over 12 months	0.28	0.32	N/A	N/A	N/A	N/A	N/A	N/A
-200 Ramp over 12 months	0.17	(0.19)	(5.00)	(6.00)	(0.68)	(4.69)	(8.00)	(12.00)

Table 51 presents the change in estimated net interest income for 12 month and 13-24 month horizons for alternative interest rate scenarios relative to the net interest income projection for a static rate scenario for those same time horizons. As previously mentioned, these numbers do not represent a forecast, but are instead risk measures that are monitored to evaluate the consolidated interest rate risk position of the Bancorp. At December 31, 2023, the Bancorp's NII sensitivity in the rising-rate scenarios is negative in years one and two as interest expense is expected to increase more than interest income due to deposit repricing and balance migration estimates given the high interest rate environment. The Bancorp's NII simulation projects an increase in NII in year one and a decrease in NII in year two under the parallel 200 bps ramp decrease in interest rates. The NII increase in year one is driven by deposits repricing faster than earning assets. However, in year two, some deposits have reached their floors but assets continue to reprice down generating less NII. The changes in the estimated NII sensitivity profile compared to December 31, 2022 were primarily attributable to higher market interest rates driving higher expected betas combined with a shift in deposit mix to higher-beta products.

Tables 52 and 53 provide the sensitivity of the Bancorp's estimated NII profile at December 31, 2023 to changes to certain deposit balance and deposit repricing sensitivity (beta) assumptions.

The following table includes the Bancorp's estimated NII sensitivity profile with an immediate $1 billion decrease and an immediate $1 billion increase in demand deposit balances as of December 31, 2023:

TABLE 52: Estimated NII Sensitivity Profile at December 31, 2023 with a $1 Billion Change in Demand Deposit Assumption

	% Change in NII (FTE)			
	Immediate $1 Billion Balance Decrease		Immediate $1 Billion Balance Increase	
Change in Interest Rates (bps)	12 Months	13-24 Months	12 Months	13-24 Months
+200 Ramp over 12 months	(3.64)%	(6.02)	(1.45)	(3.77)
+100 Ramp over 12 months	(2.26)	(3.28)	(0.26)	(1.33)
-100 Ramp over 12 months	(0.53)	(0.36)	1.10	0.99
-200 Ramp over 12 months	(0.56)	(0.71)	0.90	0.33

The following table includes the Bancorp's estimated NII sensitivity profile with a 10% increase and a 10% decrease to the corresponding deposit beta assumptions as of December 31, 2023:

TABLE 53: Estimated NII Sensitivity Profile at December 31, 2023 with Deposit Beta Assumptions Changes

	% Change in NII (FTE)			
	Betas 10% Higher[a]		Betas 10% Lower[a]	
Change in Interest Rates (bps)	12 Months	13-24 Months	12 Months	13-24 Months
+200 Ramp over 12 months	(4.14)%	(7.77)	(0.96)	(2.02)
+100 Ramp over 12 months	(2.05)	(3.73)	(0.47)	(0.88)
-100 Ramp over 12 months	0.97	1.52	(0.40)	(0.89)
-200 Ramp over 12 months	1.52	2.17	(1.18)	(2.55)

(a)   *Applies a +/- 10% multiple on assumed betas.*

Economic Value of Equity Sensitivity

The Bancorp also uses EVE as a measurement tool to govern and manage its interest rate risk exposure. The exposure is governed by a risk framework that uses policy limits for scenarios assuming an instantaneous 200 bps increase and a 200 bps decrease in interest rates. The Bancorp routinely analyzes exposures to other interest rate scenarios and employs policy limits and/or key risk indicators to monitor and manage exposures. Whereas the NII sensitivity analysis highlights the impact on forecasted NII on an FTE basis (non-GAAP) over one- and two-year time horizons, EVE is a point-in-time analysis of the economic sensitivity of current balance sheet and off-balance sheet positions that incorporates all cash flows over their estimated remaining lives. The EVE of the balance sheet is defined as the discounted present value of all asset and net derivative cash flows less the discounted value of all liability cash flows. Due to this longer horizon, the sensitivity of EVE to changes in the level of interest rates is a measure of longer-term interest rate risk. EVE values only the current balance sheet and does not incorporate any assumptions related to continued production or renewal activities used in the NII sensitivity analysis. As with the NII simulation model, assumptions about the timing and variability of existing balance sheet cash flows are critical in the EVE analysis. Particularly important are assumptions driving loan and security prepayments and the expected balance attrition and pricing of indeterminate-lived deposits.

The following table shows the Bancorp's estimated EVE sensitivity profile as of December 31:

TABLE 54: Estimated EVE Sensitivity Profile

	2023		2022	
Change in Interest Rates (bps)	% Change in EVE	ALCO Policy Limit	% Change in EVE	ALCO Policy Limit
+200 Shock	(3.68) %	(12.00)	(7.53)	(12.00)
+100 Shock	(1.49)	N/A	(2.72)	N/A
-100 Shock	0.65	N/A	N/A	N/A
-200 Shock	(1.67)	(12.00)	1.24	(12.00)

The EVE sensitivity is negative in both a +200 bps rising-rate scenario and a -200 bps falling-rate scenario at December 31, 2023. The changes in the estimated EVE sensitivity profile from December 31, 2022 were primarily related to higher modeled dynamic betas in both rising and falling rate scenarios, which was largely offset by the shortening of the investment portfolio duration and increased levels of cash and other short-term investments.

While an instantaneous shift in spot interest rates is used in this analysis to provide an estimate of exposure, the Bancorp believes that a gradual shift in interest rates would have a more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (e.g., the current fiscal year). Further, EVE does not account for factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships and changing product spreads that could mitigate or exacerbate the impact of changes in interest rates. The NII simulations and EVE analyses do not necessarily include certain actions that management may undertake to manage risk in response to actual changes in interest rates.

The Bancorp regularly evaluates its exposures to a static balance sheet forecast, basis risks relative to the Prime Rate and various SOFR terms, yield curve twist risks and embedded options risks. In addition, the impacts on NII on an FTE basis and EVE of extreme changes in interest rates are modeled, wherein the Bancorp employs the use of yield curve shocks and environment-specific scenarios.

Use of Derivatives to Manage Interest Rate Risk

An integral component of the Bancorp's interest rate risk management strategy is its use of derivative instruments to minimize significant fluctuations in earnings caused by changes in market interest rates. Examples of derivative instruments that the Bancorp may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward contracts, forward starting interest rate swaps, options, swaptions and TBA securities.

Tables 55 and 56 show all swap and floor positions that are utilized for purposes of managing the Bancorp's exposures to the variability of interest rates. These positions are used to convert the contractual interest rate index of agreed-upon amounts of assets and liabilities (i.e., notional amounts) to another interest rate index, to hedge the exposure to changes in fair value of a recognized asset attributable to changes in the benchmark interest rate or to hedge forecasted transactions for the variability in cash flows attributable to the contractually specified interest rate. The volume, maturity and mix of portfolio swaps change frequently as the Bancorp adjusts its broader interest rate risk management objectives and the balance sheet positions to be hedged. For further information, refer to Note 14 of the Notes to Consolidated Financial Statements.

The following tables present additional information about the interest rate swaps and floors used in Fifth Third's asset and liability management activities:

TABLE 55: Weighted-Average Maturity, Receive Rate and Pay Rate on Qualifying Hedging Instruments

As of December 31, 2023 ($ in millions)	Notional Amount	Fair Value	Remaining (years)	Fixed Rate	Index
Interest rate swaps related to C&I loans – cash flow – receive-fixed	$ 8,000	(9)	4.4	3.02 %	SOFR
Interest rate swaps related to C&I loans – cash flow – receive-fixed – forward starting[a]	6,000	5	7.8	3.11	SOFR
Interest rate swaps related to commercial mortgage and commercial construction loans – cash flow – receive-fixed – forward starting[a]	4,000	—	8.1	3.50	SOFR
Interest rate swaps related to long-term debt – fair value – receive-fixed	5,955	(32)	4.9	5.18	SOFR
Total interest rate swaps	$ 23,955	(36)			
Interest rate floors related to C&I loans– cash flow – receive-fixed	$ 3,000	1	1.0	2.25	SOFR

(a) Forward starting swaps will become effective on various dates between June 2024 and February 2025.

TABLE 56: Weighted-Average Maturity, Receive Rate and Pay Rate on Qualifying Hedging Instruments

As of December 31, 2022 ($ in millions)	Notional Amount	Fair Value	Remaining (years)	Fixed Rate	Index
Interest rate swaps related to C&I loans – cash flow – receive-fixed	$ 8,000	(76)	1.0	3.02 %	1 ML
Interest rate swaps related to C&I loans – cash flow – receive-fixed – forward starting[a]	11,000	22	8.3	3.05	1 ML
Interest rate swaps related to commercial mortgage and commercial construction loans – cash flow – receive-fixed	4,000	(25)	2.1	0.99	1 ML
Interest rate swaps related to commercial mortgage and commercial construction loans – cash flow – receive-fixed – forward starting[a]	4,000	5	9.1	3.50	1 ML
Interest rate swaps related to long-term debt – fair value – receive-fixed	5,955	(69)	5.9	5.18	1 ML / 3 ML / SOFR
Total interest rate swaps	$ 32,955	(143)			
Interest rate floors related to C&I loans – cash flow – receive-fixed	$ 3,000	4	2.0	2.25	1 ML

(a) Forward starting swaps will become effective on various dates between February 2023 and February 2025.

Additionally, as part of its overall risk management strategy relative to its residential mortgage banking activities, the Bancorp enters into forward contracts accounted for as free-standing derivatives to economically hedge IRLCs that are also considered free-standing derivatives. The Bancorp economically hedges its exposure to residential mortgage loans held for sale through the use of forward contracts and mortgage options as well. Refer to the Residential Mortgage Servicing Rights and Price Risk section for the discussion of the use of derivatives to economically hedge this exposure.

The Bancorp also enters into derivative contracts with major financial institutions to economically hedge market risks assumed in interest rate derivative contracts with commercial customers. Generally, these contracts have similar terms in order to protect the Bancorp from market volatility. Credit risk arises from the possible inability of the counterparties to meet the terms of their contracts, which the Bancorp minimizes through collateral arrangements, approvals, limits and monitoring procedures. The Bancorp has risk limits and internal controls in place to help ensure excessive risk is not being taken in providing this service to customers. These controls include an independent determination of interest rate volatility and potential future exposure on these contracts and counterparty credit approvals performed by independent risk management. For further information, including the notional amount and fair values of these derivatives, refer to Note 14 of the Notes to Consolidated Financial Statements.

Portfolio Loans and Leases and Interest Rate Risk
Although the Bancorp's portfolio loans and leases contain both fixed and floating/adjustable-rate products, the rates of interest earned by the Bancorp on the outstanding balances are generally established for a period of time. The interest rate sensitivity of loans and leases is directly related to the length of time the rate earned is established.

The following table summarizes the carrying value of the Bancorp's portfolio loans and leases, excluding interest receivable, disaggregated by scheduled principal repayment, as of December 31, 2023:

TABLE 57: Cash Flows from Portfolio Loans and Leases

($ in millions)	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total
Commercial and industrial loans	$ 11,492	39,142	2,634	2	53,270
Commercial mortgage loans	3,185	6,805	1,211	75	11,276
Commercial construction loans	1,791	3,507	308	15	5,621
Commercial leases	610	1,611	279	79	2,579
Total commercial loans and leases	17,078	51,065	4,432	171	72,746
Residential mortgage loans	756	2,992	6,671	6,607	17,026
Home equity	140	786	402	2,588	3,916
Indirect secured consumer loans	3,160	8,933	2,338	534	14,965
Credit card	1,865	—	—	—	1,865
Other consumer loans	1,504	2,784	2,106	322	6,716
Total consumer loans	7,425	15,495	11,517	10,051	44,488
Total portfolio loans and leases	$ 24,503	66,560	15,949	10,222	117,234

The following table displays a summary of cash flows, excluding interest receivable, occurring after one year for both fixed and floating/adjustable-rate loans and leases as of December 31, 2023:

TABLE 58: Cash Flows from Portfolio Loans and Leases Occurring After One Year

($ in millions)	Interest Rate	
	Fixed	Floating or Adjustable
Commercial and industrial loans	$ 5,105	36,673
Commercial mortgage loans	1,804	6,287
Commercial construction loans	148	3,682
Commercial leases	1,969	—
Total commercial loans and leases	9,026	46,642
Residential mortgage loans	13,102	3,168
Home equity	242	3,534
Indirect secured consumer loans	11,795	10
Other consumer loans	4,937	275
Total consumer loans	30,076	6,987
Total portfolio loans and leases	$ 39,102	53,629

Residential Mortgage Servicing Rights and Price Risk
The fair value of the residential MSR portfolio was $1.7 billion at both December 31, 2023 and 2022. The value of servicing rights can fluctuate sharply depending on changes in interest rates and other factors. Generally, as interest rates decline and loans are prepaid to take advantage of refinancing, the total value of existing servicing rights declines because no further servicing fees are collected on repaid loans. For further information on the significant drivers and components of the valuation adjustments on MSRs, refer to the Noninterest Income subsection of the Statements of Income Analysis section of MD&A. The Bancorp maintains a non-qualifying hedging strategy relative to its mortgage banking activity in order to manage a portion of the risk associated with changes in the value of its MSR portfolio as a result of changing interest rates. The Bancorp may adjust its hedging strategy to reflect its assessment of the composition of its MSR portfolio, the cost

of hedging and the anticipated effectiveness of the hedges given the economic environment. Refer to Note 13 of the Notes to Consolidated Financial Statements for more information on servicing rights and the instruments used to hedge price risk on MSRs.

Foreign Currency Risk
The Bancorp may enter into foreign exchange derivative contracts to economically hedge certain foreign denominated loans. The derivatives are classified as free-standing instruments with the revaluation gain or loss being recorded in other noninterest income in the Consolidated Statements of Income. The balance of the Bancorp's foreign denominated loans at both December 31, 2023 and 2022 was $1.0 billion. The Bancorp also enters into foreign exchange contracts for the benefit of commercial customers to hedge their exposure to foreign currency fluctuations. Similar to the hedging of price risk from interest rate derivative contracts entered into with commercial customers, the Bancorp also enters into foreign exchange contracts with major financial institutions to economically hedge a substantial portion of the exposure from client driven foreign exchange activity. The Bancorp has risk limits and internal controls in place to help ensure excessive risk is not being taken in providing this service to customers. These controls include an independent determination of currency volatility and potential future exposure on these contracts, counterparty credit approvals and country limits performed by independent risk management.

Commodity Risk
The Bancorp also enters into commodity contracts for the benefit of commercial customers to hedge their exposure to commodity price fluctuations. Similar to the hedging of foreign exchange and price risk from interest rate derivative contracts, the Bancorp also enters into commodity contracts with major financial institutions to economically hedge a substantial portion of the exposure from client driven commodity activity. The Bancorp may also offset this risk with exchange-traded commodity contracts. The Bancorp has risk limits and internal controls in place to help ensure excessive risk is not taken in providing this service to customers. These controls include an independent determination of commodity volatility and potential future exposure on these contracts and counterparty credit approvals performed by independent risk management.

LIQUIDITY RISK MANAGEMENT

The goal of liquidity management is to provide adequate funds to meet changes in loan and lease demand, unexpected levels of deposit withdrawals and other contractual obligations. Mitigating liquidity risk is accomplished by maintaining liquid assets in the form of cash and investment securities, maintaining sufficient unused borrowing capacity in the debt markets and delivering consistent growth in core deposits. A summary of certain obligations and commitments to make future payments under contracts is included in Note 18 of the Notes to Consolidated Financial Statements.

The Bancorp's Treasury department manages funding and liquidity based on point-in-time metrics as well as forward-looking projections, which incorporate different sources and uses of funds under base and stress scenarios. Liquidity risk is monitored and managed by the Treasury department with independent oversight provided by ERM, and a series of Policy Limits and Key Risk Indicators are established to ensure risks are managed within the Bancorp's risk tolerance. The Bancorp maintains a contingency funding plan that provides for liquidity stress testing, which assesses the liquidity needs under varying market conditions, time horizons, asset growth rates and other events. The contingency plan provides for ongoing monitoring of unused borrowing capacity and available sources of contingent liquidity to prepare for unexpected liquidity needs and to cover unanticipated events that could affect liquidity. The contingency plan also outlines the Bancorp's response to various levels of liquidity stress and actions that should be taken during various scenarios.

Liquidity risk is monitored and managed for both Fifth Third Bancorp and its subsidiaries. The Bancorp (parent company) receives substantially all of its liquidity from dividends from its subsidiaries, primarily Fifth Third Bank, National Association. Subsidiary dividends are supplemented with term debt to enable the Bancorp to maintain sufficient liquidity to meet its cash obligations, including debt service and scheduled maturities, common and preferred dividends, unfunded commitments to subsidiaries and other planned capital actions in the form of share repurchases. Liquidity resources are more limited at the Bancorp, making its liquidity position more susceptible to market disruptions. Bancorp liquidity is assessed using a cash coverage horizon, ensuring the entity maintains sufficient liquidity to withstand a period of sustained market disruption while meeting its anticipated obligations over an extended stressed horizon.

The Bancorp's ALCO, which includes senior management representatives and is accountable to the ERMC, monitors and manages liquidity and funding risk within Board-approved policy limits. In addition to the risk management activities of ALCO, the Bancorp has a liquidity risk management function as part of ERM that provides independent oversight of liquidity risk management.

Sources of Funds

The Bancorp's primary sources of funds include revenue from noninterest income as well as cash flows from loan and lease repayments, payments from securities related to sales and maturities, the sale or securitization of loans and leases and funds generated by core deposits, in addition to the use of public and private debt offerings.

Table 57 of the Interest Rate and Price Risk Management subsection of the Risk Management section of MD&A presents information about the timing of cash flows from loan and lease repayments. Of the $50.4 billion of securities in the Bancorp's available-for-sale debt and other securities portfolio at December 31, 2023, $4.9 billion in principal and interest is expected to be received in the next 12 months and an additional $7.7 billion is expected to be received in the next 13 to 24 months. For further information on the Bancorp's securities portfolio, refer to the Investment Securities subsection of the Balance Sheet Analysis section of MD&A.

Asset-driven liquidity is provided by the Bancorp's ability to pledge, sell or securitize loans and leases. In order to reduce the exposure to interest rate fluctuations and to manage liquidity, the Bancorp has developed securitization and sale procedures for several types of interest-sensitive assets. A majority of the long-term, fixed-rate single-family residential mortgage loans underwritten according to FHLMC or FNMA guidelines are sold for cash upon origination. Additional assets such as certain other residential mortgage loans, certain commercial loans and leases, home equity loans, automobile loans and other consumer loans (including point-of-sale solar energy installation loans) are also capable of being securitized or sold. The Bancorp sold or securitized loans and leases totaling $7.1 billion during the year ended December 31, 2023 compared to $13.5 billion during the year ended December 31, 2022. For further information, refer to Note 13 of the Notes to Consolidated Financial Statements.

Core deposits have historically provided the Bancorp with a sizeable source of relatively stable and low-cost funds. The Bancorp's average core deposits and average shareholders' equity funded 85% and 87% of its average total assets for the years ended December 31, 2023 and 2022, respectively. In addition to core deposit funding, the Bancorp also accesses a variety of other short-term and long-term funding sources, which include the use of the FHLB system. Management does not rely on any one source of liquidity and manages availability in response to changing balance sheet needs.

In June of 2023, the Board of Directors authorized $10.0 billion of debt or other securities for issuance, of which $8.75 billion of debt or other securities were available for issuance as of December 31, 2023. The Bancorp is authorized to file any necessary registration statements with the SEC to permit ready access to the public securities markets; however, access to these markets may depend on market conditions. The Bancorp issued and sold fixed-rate/floating-rate senior notes of $1.25 billion in July of 2023 as further discussed in Note 17 of the Notes to Consolidated Financial Statements.

As of December 31, 2023, the Bank's global bank note program had a borrowing capacity of $25.0 billion, of which $20.9 billion was available for issuance. Additionally, at December 31, 2023, the Bank had approximately $60.2 billion of borrowing capacity available through secured borrowing sources, including the FRB and the FHLB.

In a securitization transaction that occurred in August of 2023, the Bancorp transferred $1.74 billion in aggregate automobile loans to a bankruptcy remote trust which subsequently issued approximately $1.58 billion of asset-backed notes, of which approximately $79 million were retained by the Bancorp, resulting in approximately $1.5 billion of outstanding notes included in long-term debt in the Consolidated Balance Sheets. The third-party holders of the asset-backed notes do not have recourse to the general assets of the Bancorp. Refer to Note 12 and Note 17 of the Notes to Consolidated Financial Statements for additional information.

Current Liquidity Position
The Bancorp maintains a strong liquidity profile driven by strong core deposit funding and over $100 billion in current available liquidity. Refer to the Deposits subsection of the Balance Sheet Analysis section of MD&A for more information regarding the Bancorp's deposit portfolio characteristics. The Bancorp is managing liquidity prudently in the current environment and maintains a liquidity profile focused on core deposit and stable long-term funding sources, while supplementing with a variety of secured and unsecured wholesale funding sources across the maturity spectrum, which allows for the effective management of concentration and rollover risk. The Bancorp's investment portfolio remains highly concentrated in liquid and readily marketable instruments and is a significant source of secured borrowing capacity. As part of its liquidity management activities, the Bancorp maintains collateral at its secured funding providers to ensure immediate availability of funding. Additionally, the Bancorp executes periodic test trades to assess the operational processes associated with its secured funding sources.

As of December 31, 2023, the Bancorp (parent company) has sufficient liquidity to meet contractual obligations and all preferred and common dividends without accessing the capital markets or receiving upstream dividends from the Bank subsidiary for 33 months.

The Bancorp and its subsidiaries, on a consolidated basis, have certain obligations and commitments to make future payments under various types of contracts. In addition to commitments to extend credit and letters of credit (which are further discussed in Note 18 of the Notes to Consolidated Financial Statements), these include deposits, lease obligations, partnership investment commitments, derivative contracts, borrowings, and pension benefit payments. Refer to the Deposits subsection of the Balance Sheet Analysis section of MD&A and Notes 9, 12, 14, 16, 17 and 22 of the Notes to Consolidated Financial Statements for additional information on these contractual obligations.

Credit Ratings
The cost and availability of financing to the Bancorp and Bank are impacted by its credit ratings. A downgrade to the Bancorp's or Bank's credit ratings could affect its ability to access the credit markets and increase its borrowing costs, thereby adversely impacting the Bancorp's or Bank's financial condition and liquidity. Key factors in maintaining high credit ratings include a stable and diverse earnings stream, strong credit quality, strong capital ratios and diverse funding sources, in addition to disciplined liquidity monitoring procedures.

The Bancorp's and Bank's credit ratings are summarized in Table 59. The ratings reflect the ratings agency's view on the Bancorp's and Bank's capacity to meet financial commitments.*

As an investor, you should be aware that a security rating is not a recommendation to buy, sell or hold securities, that it may be subject to revision or withdrawal at any time by the assigning rating organization and that each rating should be evaluated independently of any other rating. Additional information on the credit rating ranking within the overall classification system is located on the website of each credit rating agency.

TABLE 59: Agency Ratings

As of February 27, 2024	Moody's	Standard and Poor's	Fitch	DBRS Morningstar
Fifth Third Bancorp:				
Short-term borrowings	No rating	A-2	F1	R-1L
Senior debt	Baa1	BBB+	A-	A
Subordinated debt	Baa1	BBB	BBB+	AL
Fifth Third Bank, National Association:				
Short-term borrowings	P-2	A-2	F1	R-1M
Short-term deposit	P-1	No rating	F1	No rating
Long-term deposit	A1	No rating	A	AH
Senior debt	A3	A-	A-	AH
Subordinated debt	A3	BBB+	BBB+	A
Rating Agency Outlook for Fifth Third Bancorp and Fifth Third Bank, National Association:	Negative	Stable	Stable	Stable

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, human errors or misconduct or adverse external events that are neither market- nor credit-related. Operational risk is inherent in the Bancorp's activities and can manifest itself in various ways, including fraudulent acts, business interruptions, inappropriate behavior of employees, unintentional failure to comply with applicable laws and regulations, poor design or delivery of products and services, cybersecurity or physical security incidents and privacy breaches or failure of third parties to perform in accordance with their arrangements. These events could result in financial losses, reputational damage, litigation and regulatory fines or other damage to the Bancorp. The Bancorp's risk management goal is to keep operational risk at appropriate levels consistent with the Bancorp's risk appetite, financial strength, the characteristics of its businesses, the markets in which it operates and the competitive and regulatory environment to which it is subject.

To control, monitor and govern operational risk, the Bancorp maintains an overall Enterprise Risk Management Framework which comprises governance oversight, risk assessment, capital measurement, monitoring and reporting as well as a formal three lines of defense approach. ERM is responsible for prescribing the framework to the lines of business and corporate functions and providing independent oversight of its implementation (second line of defense). Business Controls groups are in place in each of the lines of business to ensure consistent implementation and execution of managing day-to-day operational risk (first line of defense).

The Bancorp's enterprise risk management framework consists of five integrated components, including identifying, assessing, managing, monitoring and independent governance reporting of risk. The corporate Operational Risk Management function within Enterprise Risk is responsible for developing and overseeing the implementation of the Bancorp's approach to managing operational risk. This includes providing governance, awareness and training, tools, guidance and oversight to support implementation of key risk programs and systems as they relate to operational risk management. These include programs, such as risk and control self-assessments, product delivery risk assessments, scenario analysis, new product/initiative risk reviews, key risk indicators, Third-Party Risk Management, cybersecurity risk management, review of operational losses and monitoring of significant organizational or process changes. The function is also responsible for developing reports that support the proactive management of operational risk across the enterprise. The lines of business and corporate functions are responsible for managing the operational risks associated with their areas in accordance with the enterprise risk management framework. The framework is intended to enable the Bancorp to function with a sound and well-controlled operational environment. These processes support the Bancorp's goals to minimize future operational losses and strengthen the Bancorp's performance by maintaining sufficient capital to absorb operational losses that are incurred.

The Bancorp also maintains a robust information security program to support the management of cybersecurity risk within the organization with a focus on prevention, detection and recovery processes. Refer to Part I, Item 1C of this report for more information, which is incorporated herein by reference.

External threats remain elevated which may result in increased fraud and cybersecurity risks. The Bancorp's strategic initiatives also have the potential to increase operational risk as changes to process and technology are implemented. Other factors such as increased reliance on third parties and increased use of cloud-based technologies as well as the use of emerging technologies such as generative models and artificial intelligence may introduce additional operational risk considerations. These risks continue to be carefully managed and monitored to ensure effective controls are in place, with appropriate oversight and governance by the second line of defense.

Fifth Third also focuses on the reporting and escalation of operational control issues to senior management and the Board of Directors. The Operational Risk Committee is the key committee that oversees and supports Fifth Third in the management of operational risk across the enterprise. The Information Security Governance Committee and Model Risk Committee report to the Operational Risk Committee and are responsible for governance of information security and model risks. The Operational Risk Committee reports to the ERMC, which reports to the RCC of the Board of Directors of Fifth Third Bancorp and Fifth Third Bank, National Association.

The Bancorp is aware of and actively monitoring climate-related risks. Climate-related risks could impact the Bancorp in the form of physical risks due to acute or chronic weather-related events that could disrupt the operations of the Bancorp or could impair the ability of clients to meet financial obligations. The Bancorp also faces transition risk resulting from economic transition towards a lower-carbon future which may negatively impact some clients or present credit, strategic or reputational risks to the Bancorp.

Climate risk is a priority for management and accordingly the Board oversees both the RCC and the Nominating and Corporate Governance Committee. The RCC is responsible for overseeing the development and implementation of Fifth Third's Enterprise Risk Management Framework including climate risks. In the course of business, the Bancorp's Environmental Risk Group works with partners to manage or mitigate environmental risks including climate-related risks. As part of its larger environmental, social and governance responsibilities the Nominating and Corporate Governance Committee is responsible for overseeing climate strategy and climate-related issues in the context of stakeholder concerns.

LEGAL AND REGULATORY COMPLIANCE RISK MANAGEMENT

Legal and regulatory compliance risk is the risk of legal or regulatory sanctions, financial loss or damage to reputation as a result of noncompliance with (i) applicable laws, regulations, rules and other regulatory requirements (including but not limited to the risk of consumers experiencing economic loss or other legal harm as a result of noncompliance with consumer protection laws, regulations and requirements); (ii) internal policies and procedures, standards of best practice or codes of conduct; and (iii) principles of integrity and fair dealing applicable to Fifth Third's activities and functions. Legal risks include the risk of actions against the institution that result in unenforceable contracts, lawsuits, legal sanctions, or adverse judgments, which disrupt or otherwise negatively affect the operations or condition of the institution. Failure to effectively manage such risks can elevate the risk level or manifest itself as other types of key risks, including reputational or operational risk. Fifth Third focuses on managing legal and regulatory compliance risk in accordance with the Bancorp's integrated enterprise risk management framework, which ensures consistent processes for identifying, assessing, managing, monitoring and reporting risks. The Bancorp's risk management goal is to keep compliance risk at appropriate levels, consistent with the Bancorp's risk appetite.

To mitigate such risks, Compliance Risk Management provides independent oversight to foster consistency and sufficiency in the execution of the program, and ensures that lines of business and support functions are adequately identifying, assessing and monitoring legal and regulatory compliance risks and adopting proper mitigation strategies. Moreover, such strategies are modified from time to time to respond to new or emerging risks in the environment. Compliance Risk Management and the Legal Division provide guidance to the lines of business and enterprise functions, which are ultimately responsible for managing such risks associated with their areas. The Chief Compliance Officer is responsible for formulating and directing the strategy, development, implementation, communication and maintenance of the Compliance Risk Management program, which implements key compliance processes, including but not limited to, executive- and board-level governance and reporting routines, compliance-related policies, risk assessments, key risk indicators, issues tracking, regulatory change management and regulatory compliance testing and monitoring. In partnership with Compliance Risk Management, the Financial Crimes Division conducts and oversees anti-money laundering and economic sanctions processes. Compliance Risk Management also partners with the Community and Economic Development team to oversee the Bancorp's compliance with the Community Reinvestment Act.

Fifth Third also reports and escalates legal and regulatory compliance risks to senior management and the Board of Directors. The Management Compliance Committee, which is chaired by the Chief Compliance Officer, is the key committee that oversees and supports Fifth Third in the management of compliance risk across the enterprise. The Management Compliance Committee oversees Bancorp-wide compliance issues, industry best practices, legislative developments, regulatory concerns and other leading indicators of legal and regulatory compliance risk. The Management Compliance Committee reports to the ERMC, which reports to the RCC of the Board of Directors of Fifth Third Bancorp and Fifth Third Bank, National Association.

CAPITAL MANAGEMENT

Management regularly reviews the Bancorp's capital levels to help ensure it is appropriately positioned under various operating environments. The Bancorp has established a Capital Committee which is responsible for making capital plan recommendations to management. These recommendations are reviewed by the ERMC and the annual capital plan is approved by the Board of Directors. The Capital Committee is responsible for execution and oversight of the capital actions of the capital plan.

Regulatory Capital Ratios

The Basel III Final Rule sets minimum regulatory capital ratios as well as defines the measure of "well-capitalized" for insured depository institutions. For additional information regarding the prescribed capital ratios, refer to Note 29 of the Notes to Consolidated Financial Statements.

The Bancorp is subject to the stress capital buffer requirement and must maintain capital ratios above its buffered minimum (regulatory minimum plus stress capital buffer) in order to avoid certain limitations on capital distributions and discretionary bonuses to executive officers. The FRB uses the supervisory stress test to determine the Bancorp's stress capital buffer, subject to a floor of 2.5%. The Bancorp's stress capital buffer requirement has been 2.5% since the introduction of this framework and was most recently affirmed as part of Fifth Third's 2023 Capital Plan submission with an effective date of October 1, 2023. The Bancorp's capital ratios have exceeded the stress capital buffer requirement for all periods presented.

The Bancorp adopted ASU 2016-13 on January 1, 2020 and elected the five-year transition phase-in option for the impact of CECL on regulatory capital with its regulatory filings as of March 31, 2020. The Bancorp's modified CECL transition amount began phasing out on January 1, 2022, and will be fully phased out by January 1, 2025. The impact of the modified CECL transition amount on the Bancorp's regulatory capital at December 31, 2023 was an increase in capital of approximately $249 million. On a fully phased-in basis, the Bancorp's CET1 capital ratio would be reduced by 13 bps as of December 31, 2023.

On July 27, 2023, the U.S. banking agencies released a notice of proposed rulemaking to revise the Basel III Capital Rules, which would modify its existing risk-based capital framework for large banks and introduce a new framework that implements international capital standards. The proposed rulemaking would increase capital requirements applicable to banking organizations with total assets of $100 billion or more, including Fifth Third, and would align the calculation of regulatory capital and the calculation of risk-weighted assets across large banking organizations. As proposed, the rules would be effective for the Bancorp on July 1, 2025 and phased in over a three-year transition period. The Bancorp is in the process of evaluating this proposed rulemaking and assessing its potential impact.

On August 29, 2023, the U.S. banking agencies issued a notice of proposed rulemaking to require that certain banking organizations with $100 billion or more in consolidated assets, including Fifth Third, comply with certain long-term debt requirements at the holding company and insured depository institution levels. These proposed requirements are intended to absorb losses and recapitalize the insured depository institution in the event of the failure of a banking organization. As proposed, the rules would be phased in over a three-year period after their effective date. The Bancorp is in the process of evaluating this proposed rulemaking and assessing its potential impact, which is dependent on the finalization of the aforementioned proposed capital rule.

The following table summarizes the Bancorp's capital ratios as of December 31:

TABLE 60: Capital Ratios

($ in millions)		2023	2022	2021
Average total Bancorp shareholders' equity as a percent of average assets		8.49 %	9.22	11.06
Tangible equity as a percent of tangible assets[(a)(b)]		8.65	8.31	7.97
Tangible common equity as a percent of tangible assets[(a)(b)]		7.67	7.30	6.94
Regulatory capital:[(c)]				
CET1 capital	$	16,800	15,670	14,781
Tier 1 capital		18,916	17,786	16,897
Total regulatory capital		22,400	21,606	20,789
Risk-weighted assets		163,223	168,909	154,860
Regulatory capital ratios:[(c)]				
CET1 capital		10.29 %	9.28	9.54
Tier 1 risk-based capital		11.59	10.53	10.91
Total risk-based capital		13.72	12.79	13.42
Leverage		8.73	8.56	8.27

(a) These are non-GAAP measures. For further information, refer to the Non-GAAP Financial Measures section of MD&A.
(b) Excludes AOCI.
(c) Regulatory capital ratios as of December 31, 2023, 2022 and 2021 are calculated pursuant to the five-year transition provision option to phase in the effects of CECL on regulatory capital.

Capital Planning

In 2011, the FRB adopted the capital plan rule, which requires BHCs with consolidated assets of $50 billion or more to submit annual capital plans to the FRB for review. Under the rule, these capital plans must include detailed descriptions of the following: the BHC's internal processes for assessing capital adequacy; the policies governing capital actions such as common stock issuances, dividends and share repurchases; and all planned capital actions over a nine-quarter planning horizon. Furthermore, each BHC must report to the FRB the results of stress tests conducted by the BHC under a number of scenarios that assess the sources and uses of capital under baseline and stressed economic conditions.

Under the Enhanced Prudential Standards tailoring rules, the Bancorp is subject to Category IV standards, under which the Bancorp is no longer required to file semi-annual, company-run stress tests with the FRB and publicly disclose the results. However, the Bancorp is required to develop and maintain a capital plan approved by the Board of Directors on an annual basis. As an institution subject to Category IV standards, the Bancorp is subject to the FRB's supervisory stress tests every two years, the Board capital plan rule and certain FR Y-14 reporting requirements. The supervisory stress tests are forward-looking quantitative evaluations of the impact of stressful economic and financial market conditions on the Bancorp's capital. The Bancorp became subject to Category IV standards on December 31, 2019, and the requirements outlined above apply to the stress test cycle that started on January 1, 2020. The Bancorp was not subject to the 2023 supervisory stress test conducted by the FRB, but submitted the Board-approved capital plan and information contained in Schedule C - Regulatory Capital Instruments as required by the April 5, 2023 deadline.

The Bancorp maintains a comprehensive process for managing capital that considers the current and forward-looking macroeconomic and regulatory environments and makes capital distributions that are consistent with the requirements in the FRB's capital plan rule, inclusive of the Bancorp's stress capital buffer requirement.

Dividend Policy and Stock Repurchase Program

The Bancorp's common stock dividend policy and stock repurchase program reflect its earnings outlook, desired payout ratios, the need to maintain adequate capital levels, the ability of its subsidiaries to pay dividends and the need to comply with safe and sound banking practices as well as meet regulatory requirements and expectations. The Bancorp declared dividends per common share of $1.36 and $1.26 during the years ended December 31, 2023 and 2022, respectively.

In June of 2019, the Board of Directors authorized the Bancorp to repurchase up to 100 million common shares in the open market or in privately negotiated transactions and to utilize any derivative or similar instrument to effect share repurchase transactions. Under this authorization, the Bancorp entered into and settled accelerated share repurchase transactions during the years ended December 31, 2023 and 2022. Refer to Note 24 of the Notes to Consolidated Financial Statements for additional information on the accelerated share repurchase activity.

The following table summarizes shares authorized for repurchase as part of publicly announced plans or programs:

TABLE 61: Share Repurchases

For the years ended December 31	2023	2022
Shares authorized for repurchase at January 1	37,705,807	40,785,269
Additional authorizations	—	—
Share repurchases[a]	(5,589,996)	(3,079,462)
Shares authorized for repurchase at December 31	32,115,811	37,705,807
Average price paid per share[a]	$ 35.78	32.47

(a) Excludes 1,649,542 and 1,891,160 shares repurchased during the years ended December 31, 2023 and 2022, respectively, in connection with various employee compensation plans. These purchases are not included in the calculation for average price paid per share and do not count against the maximum number of shares that may yet be repurchased under the Board of Directors' authorization.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This information is set forth in the Interest Rate and Price Risk Management section of Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of this Report and is incorporated herein by reference. This information contains certain statements that we believe are forward-looking statements. Refer to page 15 for cautionary information regarding forward-looking statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fifth Third Bancorp:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fifth Third Bancorp and subsidiaries (the "Bancorp") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bancorp as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bancorp's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2024 expressed an unqualified opinion on the Bancorp's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on the Bancorp's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bancorp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan and Lease Losses ("ALLL" — Qualitative Factors - Commercial Loans — Refer to Note 1 and Note 6 of the Notes to Consolidated Financial Statements

Critical Audit Matter Description

The Bancorp maintains the ALLL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans and leases. The Bancorp's methodology for determining the ALLL includes an estimate of expected credit losses on a collective basis for groups of loans and leases with similar risk characteristics and specific allowances for loans and leases which are individually evaluated.

For collectively evaluated loans and leases, the Bancorp uses models to forecast expected credit losses based on the probability of a loan or lease defaulting, the expected balance at the estimated date of default and the expected loss percentage given a default. The Bancorp also considers qualitative factors in determining the ALLL. These considerations inherently require significant management judgment to determine the appropriate factors to be considered and the extent of their impact on the ALLL estimate. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but that are not fully captured within the Bancorp's expected credit loss models. When evaluating the adequacy of allowances, consideration is given to the effect that changing economic conditions may have on the Bancorp's customers.

Overall, the collective evaluation process requires significant management judgment when determining the estimation methodology and inputs into the models, as well as in evaluating the reasonableness of the modeled results and the appropriateness of qualitative adjustments.

At December 31, 2023, the key qualitative factors included adjustments to the expected credit losses on the commercial loan portfolio associated with the current economic environment.

The ALLL for the commercial portfolio segment was $1.1 billion at December 31, 2023, which includes adjustments for the qualitative factors noted above.

Considering the estimation and judgment in determining adjustments for such qualitative factors, our audit of the ALLL and the related disclosures involved subjective judgment about the qualitative adjustments to the commercial portfolio segment ALLL.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the qualitative adjustments for the commercial portfolio segment ALLL included the following, among others:

- We tested the effectiveness of the Bancorp's controls over the qualitative adjustments to the ALLL.
- We assessed the reasonableness of, and evaluated support for, key qualitative adjustments based on market conditions, external market data and commercial portfolio performance metrics.
- We tested the completeness and accuracy and evaluated the relevance of the key data used as inputs to the qualitative adjustment estimation process, including:
  - Portfolio segment loan balances and other borrower-specific data
  - Relevant macroeconomic indicators and data
- With the assistance of our credit specialists, we tested the mathematical accuracy of the underlying support used as a basis for the qualitative adjustments.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 27, 2024

We have served as the Company's auditor since 1970.

CONSOLIDATED BALANCE SHEETS

As of December 31 ($ in millions, except share data)		**2023**	2022
Assets			
Cash and due from banks	$	**3,142**	3,466
Other short-term investments[a]		**22,082**	8,351
Available-for-sale debt and other securities[b]		**50,419**	51,503
Held-to-maturity securities[c]		**2**	5
Trading debt securities		**899**	414
Equity securities		**613**	317
Loans and leases held for sale[d]		**378**	1,007
Portfolio loans and leases[a][e]		**117,234**	121,480
Allowance for loan and lease losses[a]		**(2,322)**	(2,194)
Portfolio loans and leases, net		**114,912**	119,286
Bank premises and equipment[f]		**2,349**	2,187
Operating lease equipment		**459**	627
Goodwill		**4,919**	4,915
Intangible assets		**125**	169
Servicing rights		**1,737**	1,746
Other assets[a]		**12,538**	13,459
Total Assets	$	**214,574**	207,452
Liabilities			
Deposits:			
Noninterest-bearing deposits	$	**43,146**	53,125
Interest-bearing deposits		**125,766**	110,565
Total deposits		**168,912**	163,690
Federal funds purchased		**193**	180
Other short-term borrowings		**2,861**	4,838
Accrued taxes, interest and expenses		**2,195**	1,822
Other liabilities[a]		**4,861**	5,881
Long-term debt[a]		**16,380**	13,714
Total Liabilities	$	**195,402**	190,125
Equity			
Common stock[g]	$	**2,051**	2,051
Preferred stock[h]		**2,116**	2,116
Capital surplus		**3,757**	3,684
Retained earnings		**22,997**	21,689
Accumulated other comprehensive loss		**(4,487)**	(5,110)
Treasury stock[g]		**(7,262)**	(7,103)
Total Equity	$	**19,172**	17,327
Total Liabilities and Equity	$	**214,574**	207,452

(a) Includes $55 and $17 of other short-term investments, $1,573 and $185 of portfolio loans and leases, $(28) and $(2) of ALLL, $10 and $2 of other assets, $14 and $9 of other liabilities and $1,409 and $118 of long-term debt from consolidated VIEs that are included in their respective captions above at December 31, 2023 and 2022, respectively. For further information, refer to Note 12.
(b) Amortized cost of $55,789 and $57,530 at December 31, 2023 and 2022, respectively.
(c) Fair value of $2 and $5 at December 31, 2023 and 2022, respectively.
(d) Includes $334 and $600 of residential mortgage loans held for sale measured at fair value at December 31, 2023 and 2022, respectively.
(e) Includes $116 and $123 of residential mortgage loans measured at fair value at December 31, 2023 and 2022, respectively.
(f) Includes $19 and $24 of bank premises and equipment held for sale at both December 31, 2023 and 2022. For further information, refer to Note 7.
(g) Common shares: Stated value $2.22 per share; authorized 2,000,000,000; outstanding at December 31, 2023 – 681,124,810 (excludes 242,767,771 treasury shares), 2022 – 683,385,880 (excludes 240,506,701 treasury shares).
(h) 500,000 shares of no par value preferred stock were authorized at both December 31, 2023 and 2022. There were 422,000 unissued shares of undesignated no par value preferred stock at both December 31, 2023 and 2022. Each issued share of no par value preferred stock has a liquidation preference of $25,000. 500,000 shares of no par value Class B preferred stock were authorized at both December 31, 2023 and 2022. There were 300,000 unissued shares of undesignated no par value Class B preferred stock at both December 31, 2023 and 2022. Each issued share of no par value Class B preferred stock has a liquidation preference of $1,000.

Refer to the Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31 ($ in millions, except share data)		2023	2022	2021
Interest Income				
Interest and fees on loans and leases	$	7,334	4,954	4,079
Interest on securities		1,770	1,517	1,090
Interest on other short-term investments		656	116	42
Total interest income		9,760	6,587	5,211
Interest Expense				
Interest on deposits		2,929	447	59
Interest on federal funds purchased		15	6	—
Interest on other short-term borrowings		247	108	2
Interest on long-term debt		742	417	380
Total interest expense		3,933	978	441
Net Interest Income		5,827	5,609	4,770
Provision for (benefit from) credit losses		515	563	(377)
Net Interest Income After Provision for (Benefit from) Credit Losses		5,312	5,046	5,147
Noninterest Income				
Commercial banking revenue		624	565	637
Wealth and asset management revenue		581	570	586
Service charges on deposits		577	589	600
Card and processing revenue		416	409	402
Mortgage banking net revenue		250	215	270
Leasing business revenue		208	237	300
Other noninterest income		207	265	332
Securities gains (losses), net		18	(82)	(7)
Securities losses, net - non-qualifying hedges on mortgage servicing rights		—	(2)	(2)
Total noninterest income		2,881	2,766	3,118
Noninterest Expense				
Compensation and benefits		2,694	2,554	2,626
Technology and communications		464	416	388
Net occupancy expense		331	307	312
Equipment expense		148	145	138
Marketing expense		126	118	107
Leasing business expense		121	131	137
Card and processing expense		84	80	89
Other noninterest expense		1,237	968	951
Total noninterest expense		5,205	4,719	4,748
Income Before Income Taxes		2,988	3,093	3,517
Applicable income tax expense		639	647	747
Net Income		2,349	2,446	2,770
Dividends on preferred stock		137	116	111
Net Income Available to Common Shareholders	$	2,212	2,330	2,659
Earnings per share - basic	$	3.23	3.38	3.78
Earnings per share - diluted	$	3.22	3.35	3.73
Average common shares outstanding - basic		684,172,079	688,633,659	702,188,552
Average common shares outstanding - diluted		687,678,291	694,952,038	711,197,805

Refer to the Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ in millions)		2023	2022	2021
Net Income	$	**2,349**	2,446	2,770
Other Comprehensive Income (Loss), Net of Tax:				
Net unrealized (losses) gains on available-for-sale debt securities:				
Unrealized holding gains (losses) arising during the year		**494**	(5,478)	(1,043)
Reclassification adjustment for net losses (gains) included in net income		**1**	(2)	3
Net unrealized (losses) gains on cash flow hedge derivatives:				
Unrealized holding losses arising during the year		**(131)**	(774)	(142)
Reclassification adjustment for net losses (gains) included in net income		**257**	(77)	(223)
Defined benefit pension plans, net:				
Net actuarial (loss) gain arising during the year		**(1)**	9	4
Reclassification of amounts to net periodic benefit costs		**3**	5	7
Other comprehensive income (loss), net of tax		**623**	(6,317)	(1,394)
Comprehensive Income (Loss)	$	**2,972**	(3,871)	1,376

Refer to the Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ in millions, except per share data)	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Equity
Balance at December 31, 2020	$ 2,051	2,116	3,635	18,384	2,601	(5,676)	23,111
Net income				2,770			2,770
Other comprehensive loss, net of tax					(1,394)		(1,394)
Cash dividends declared:							
Common stock ($1.14 per share)				(805)			(805)
Preferred stock:[a]							
Series H ($1,275.00 per share)				(31)			(31)
Series I ($1,656.24 per share)				(30)			(30)
Series J ($839.62 per share)				(10)			(10)
Series K ($1,237.50 per share)				(12)			(12)
Series L ($1,125.00 per share)				(16)			(16)
Class B, Series A ($60.00 per share)				(12)			(12)
Shares acquired for treasury						(1,393)	(1,393)
Impact of stock transactions under stock compensation plans, net			(11)			44	33
Other				(2)		1	(1)
Balance at December 31, 2021	$ 2,051	2,116	3,624	20,236	1,207	(7,024)	22,210
Net income				2,446			2,446
Other comprehensive loss, net of tax					(6,317)		(6,317)
Cash dividends declared:							
Common stock ($1.26 per share)				(877)			(877)
Preferred stock:[a]							
Series H ($1,275.00 per share)				(31)			(31)
Series I ($1,656.24 per share)				(30)			(30)
Series J ($1,249.19 per share)				(15)			(15)
Series K ($1,237.50 per share)				(12)			(12)
Series L ($1,125.00 per share)				(16)			(16)
Class B, Series A ($60.00 per share)				(12)			(12)
Shares acquired for treasury						(100)	(100)
Impact of stock transactions under stock compensation plans, net			60			21	81
Balance at December 31, 2022	$ 2,051	2,116	3,684	21,689	(5,110)	(7,103)	17,327

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

($ in millions, except per share data)	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Equity
Balance at December 31, 2022	**$ 2,051**	**2,116**	**3,684**	**21,689**	**(5,110)**	**(7,103)**	**17,327**
Impact of cumulative effect of change in accounting principle[b]				37			37
Balance at January 1, 2023	**$ 2,051**	**2,116**	**3,684**	**21,726**	**(5,110)**	**(7,103)**	**17,364**
Net income				2,349			2,349
Other comprehensive income, net of tax					623		623
Cash dividends declared:							
Common stock ($1.36 per share)				(941)			(941)
Preferred stock:[a]							
Series H ($1,740.35 per share)				(42)			(42)
Series I ($1,656.24 per share)				(30)			(30)
Series J ($2,131.27 per share)				(25)			(25)
Series K ($1,237.50 per share)				(12)			(12)
Series L ($1,125.00 per share)				(16)			(16)
Class B, Series A ($60.00 per share)				(12)			(12)
Shares acquired for treasury						(201)	(201)
Impact of stock transactions under stock compensation plans, net			73			42	115
Balance at December 31, 2023	**$ 2,051**	**2,116**	**3,757**	**22,997**	**(4,487)**	**(7,262)**	**19,172**

(a) Refer to Note 24 for further information on dividends declared for preferred stock.
(b) Related to the adoption of ASU 2022-02 as of January 1, 2023. Refer to Note 1 for additional information.

Refer to the Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ in millions)	2023	2022	2021
Operating Activities			
Net income	$ 2,349	2,446	2,770
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for (benefit from) credit losses	515	563	(377)
Depreciation, amortization and accretion	462	436	349
Stock-based compensation expense	169	165	120
Benefit from deferred income taxes	(106)	(60)	(14)
Securities (gains) losses, net	(31)	84	16
MSR fair value adjustment	105	(177)	139
Net gains on sales of loans and fair value adjustments on loans held for sale	(27)	(126)	(335)
Net (gains) losses on disposition and impairment of bank premises and equipment and operating lease equipment	(7)	(1)	10
Gain on sale of HSA deposit portfolio	—	—	(60)
Gain on the TRA associated with Worldpay, Inc.	(22)	(46)	(46)
Proceeds from sales of loans held for sale	4,938	13,123	17,204
Loans originated or purchased for sale, net of repayments	(4,242)	(10,239)	(16,888)
Dividends representing return on equity method investments	46	50	55
Net change in:			
Equity and trading debt securities	(128)	70	15
Other assets	326	646	(37)
Accrued taxes, interest and expenses and other liabilities	162	(506)	(217)
Net Cash Provided by Operating Activities	4,509	6,428	2,704
Investing Activities			
Proceeds from sales:			
AFS securities and other investments	2,813	4,359	3,125
Loans and leases	444	155	718
Bank premises and equipment	7	2	19
Proceeds from repayments / maturities of AFS and HTM securities and other investments	4,235	4,495	6,079
Purchases:			
AFS securities, equity method investments and other investments	(6,244)	(29,714)	(11,713)
Bank premises and equipment	(491)	(348)	(309)
MSRs	(25)	(213)	(381)
Proceeds from settlement of BOLI	14	49	24
Proceeds from sales and dividends representing return of equity method investments	69	87	63
Net cash received for divestitures	—	66	—
Net cash paid on acquisitions	—	(917)	(297)
Net cash paid on sale of HSA deposit portfolio	—	—	(431)
Net change in:			
Other short-term investments	(13,731)	26,224	(1,172)
Portfolio loans and leases	3,358	(8,992)	(3,721)
Operating lease equipment	63	(124)	28
Net Cash Used in Investing Activities	(9,488)	(4,871)	(7,968)
Financing Activities			
Net change in deposits	5,222	(5,994)	10,734
Net change in other short-term borrowings and federal funds purchased	(1,881)	3,757	(193)
Dividends paid on common and preferred stock	(1,060)	(927)	(897)
Proceeds from long-term debt issuances/advances	4,286	4,026	562
Repayment of long-term debt	(1,657)	(1,762)	(3,603)
Repurchases of treasury stock and related forward contract	(200)	(100)	(1,393)
Other	(55)	(85)	(99)
Net Cash Provided by (Used in) Financing Activities	4,655	(1,085)	5,111
(Decrease) Increase in Cash and Due from Banks	(324)	472	(153)
Cash and Due from Banks at Beginning of Period	3,466	2,994	3,147
Cash and Due from Banks at End of Period	$ 3,142	3,466	2,994

Refer to the Notes to Consolidated Financial Statements. Note 2 contains cash payments related to interest and income taxes in addition to non-cash investing and financing activities.

1. Summary of Significant Accounting and Reporting Policies

Nature of Operations

Fifth Third Bancorp, an Ohio corporation, conducts its principal lending, deposit gathering, transaction processing and service advisory activities through its banking and non-banking subsidiaries from banking centers located throughout the Midwestern and Southeastern regions of the United States as well as through other offices, telephone sales, the internet and mobile applications.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Bancorp and its majority-owned subsidiaries and VIEs in which the Bancorp has been determined to be the primary beneficiary. Other entities, including certain joint ventures in which the Bancorp has the ability to exercise significant influence over operating and financial policies of the investee, but upon which the Bancorp does not possess control, are accounted for by the equity method and not consolidated. The investments in those entities in which the Bancorp does not have the ability to exercise significant influence are generally carried at fair value unless the investment does not have a readily determinable fair value. The Bancorp accounts for equity investments without a readily determinable fair value using the measurement alternative to fair value, representing the cost of the investment minus any impairment recorded and plus or minus changes resulting from observable price changes in orderly transactions for an identical or a similar investment of the same issuer. Intercompany transactions and balances among consolidated entities have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Updates to Significant Accounting and Reporting Policies

In conjunction with the adoption of ASU 2022-02 on January 1, 2023, the Bancorp has updated its accounting and reporting policies for nonaccrual loans and leases, restructured loans and leases and the ALLL as described below. The accounting and reporting policies for these sections for periods prior to January 1, 2023 are provided in the Significant Accounting and Reporting Policies Applicable Prior to January 1, 2023 section below. Refer to the Accounting and Reporting Developments section for additional information.

Cash and Due from Banks

Cash and due from banks consist of currency and coin, cash items in the process of collection and due from banks. Currency and coin includes both U.S. and foreign currency owned and held at Fifth Third offices and that is in-transit to the FRB. Cash items in the process of collection include checks and drafts that are drawn on another depository institution or the FRB that are payable immediately upon presentation in the U.S. Balances due from banks include noninterest-bearing balances that are funds on deposit at other depository institutions or the FRB.

Investment Securities

Debt securities are classified as held-to-maturity, available-for-sale or trading on the date of purchase. Only those securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt securities are classified as available-for-sale when, in management's judgment, they may be sold in response to, or in anticipation of, changes in market conditions. Debt securities are classified as trading typically when bought and held principally for the purpose of selling them in the near term. Trading debt securities are reported at fair value with unrealized gains and losses included in noninterest income. Available-for-sale debt securities are reported at fair value with unrealized gains and losses, net of related deferred income taxes, included in OCI. For available-for-sale debt securities hedged in a fair value hedge, the amortized cost basis of the hedged items (excluding unrealized gains and losses) includes the cumulative fair value hedging basis adjustments. Changes in the fair value of these securities which are attributable to changes in the hedged risk are recognized in earnings instead of OCI. Accrued interest receivable on investment securities is presented in the Consolidated Balance Sheets as a component of other assets.

Available-for-sale debt securities with unrealized losses are reviewed quarterly to determine if the decline in fair value is the result of a credit loss or other factors. An allowance for credit losses is recorded against available-for-sale debt securities to reflect the amount of the unrealized loss attributable to credit; however, this impairment is limited by the amount that the fair value is less than the amortized cost basis. Any remaining unrealized loss is recognized through OCI. Changes in the allowance for credit losses are recognized in earnings.

The determination of whether or not a credit loss exists is based on consideration of the cash flows expected to be collected from the debt security. The Bancorp develops these expectations after considering various factors such as agency ratings, the financial condition of the issuer or underlying obligors, payment history, payment structure of the security, industry and market conditions, underlying collateral and other factors which may be relevant based on the facts and circumstances pertaining to individual securities.

If the Bancorp intends to sell the debt security or will more likely than not be required to sell the debt security before recovery of its amortized cost basis, then the allowance for credit losses, if previously recorded, is written off and the security's amortized cost is written down to the security's fair value at the reporting date, with any incremental impairment recorded as a charge to noninterest income.

Held-to-maturity debt securities are assessed periodically to determine if an allowance is necessary to absorb credit losses expected to occur over the remaining contractual life of the securities. The carrying amount of held-to-maturity debt securities is presented net of the allowance for credit losses when such an allowance is deemed necessary.

Debt securities classified as available-for-sale may be transferred to the held-to-maturity classification if the Bancorp determines that it has the positive intent and ability to hold the securities until their maturity. Upon transfer to held-to-maturity, the transferred securities are reported at amortized cost plus or minus the pre-tax amount of the remaining unrealized gains or losses reported in AOCI at the transfer date. The resulting premium or discount is amortized into income over the remaining life of the securities as an adjustment of yield. Any unrealized gains or losses that exist on the date of transfer continue to be reported as a component of AOCI and are amortized into income over the remaining life of the securities as an adjustment to yield, offsetting the amortization of the premium or discount that was recognized at the transfer date. Any allowance for credit losses that was previously recorded when the securities were classified as available-for-sale is reversed into earnings on the date of transfer. After the transfer to held-to-maturity, the securities would be re-assessed for any necessary allowance for credit losses, as previously discussed.

Equity securities with readily determinable fair values not accounted for under the equity method are reported at fair value with unrealized gains and losses included in noninterest income in the Consolidated Statements of Income. Equity securities without readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes as a result of an observable price change for the identical or similar investment of the same issuer. At each quarterly reporting period, the Bancorp performs a qualitative assessment to evaluate whether impairment indicators are present. If qualitative indicators are identified, the investment is measured at fair value with the impairment loss included in noninterest income in the Consolidated Statements of Income.

The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments.

Premiums on purchased callable debt securities are amortized to the earliest call date if the call feature meets certain criteria. Otherwise, premiums are amortized to maturity similar to discounts on callable debt securities.

Realized securities gains or losses are reported within noninterest income in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method.

Portfolio Loans and Leases
Basis of accounting
Portfolio loans and leases are generally reported at the principal amount outstanding, net of unearned income, deferred direct loan origination fees and costs and any direct principal charge-offs. Direct loan origination fees and costs are deferred and the net amount is amortized over the contractual life or estimated life, if prepayments are estimated, of the related loans as a yield adjustment. Interest income is recognized based on the principal balance outstanding computed using the effective interest method.

Loans and leases acquired by the Bancorp through a purchase business combination are recorded at fair value as of the acquisition date. Purchased loans and finance leases (including both sales-type leases and direct financing leases) are evaluated for evidence of credit deterioration at acquisition and recorded at their initial fair value. For loans and finance leases that do not exhibit evidence of more-than-insignificant credit deterioration since origination, the Bancorp does not carry over the acquired company's ALLL, but upon acquisition will record an ALLL and provision for credit losses reflective of credit losses expected to be incurred over the remaining contractual life of the acquired loans. Premiums and discounts reflected in the initial fair value are amortized over the contractual life of the loan as an adjustment to yield.

For loans and finance leases that exhibit evidence of more-than-insignificant credit quality deterioration since origination, the Bancorp's estimate of expected credit losses is added to the ALLL upon acquisition and to the initial purchase price of the loans and leases to determine the initial amortized cost basis for the purchased financial assets with credit deterioration. Any resulting difference between the initial amortized cost basis (as adjusted for expected credit losses) and the par value of the loans and leases at the acquisition date represents the non-credit premium or discount, which is amortized over the contractual life of the loan or lease as an adjustment to yield. This method of accounting for loans acquired with deteriorated credit quality does not apply to loans carried at fair value or residential mortgage loans held for sale.

The Bancorp's lease portfolio consists of sales-type, direct financing and leveraged leases. Leases are classified as sales-type if the Bancorp transfers control of the underlying asset to the lessee. The Bancorp classifies leases that do not meet any of the criteria for a sales-type lease as a direct financing lease if the present value of the sum of the lease payments and any residual value guaranteed by the lessee and/or any other third party equals or exceeds substantially all of the fair value of the underlying asset and the collection of the lease payments and residual value guarantee is probable. Sales-type and direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Interest income on sales-type and direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment.

Leveraged leases, entered into before January 1, 2019, are carried at the aggregate of lease payments (less nonrecourse debt payments) plus estimated residual value of the leased property, less unearned income. Interest income on leveraged leases is recognized over the term of the lease to achieve a constant rate of return on the outstanding investment in the lease, net of the related deferred income tax liability, in the years in which the net investment is positive. Leveraged lease accounting is no longer applied for leases entered into or modified after the Bancorp's adoption of ASU 2016-02, Leases, on January 1, 2019.

Nonaccrual loans and leases
The Bancorp places loans and leases on nonaccrual status when full repayment of principal and interest is not expected, unless the loan or lease is well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrual of interest, amortization of loan premium, accretion of loan discount and amortization/accretion of deferred net direct loan origination fees or costs are discontinued and all previously accrued and unpaid interest is reversed against income. The Bancorp utilizes the following policies to determine when full repayment of principal and interest on a loan or lease is not expected:

- Commercial loans are placed on nonaccrual status when there is a clear indication that the borrower's cash flows may not be sufficient to meet payments as they become due. Commercial loans where the principal or interest has been in default for a period of 90 days or more are generally maintained on nonaccrual status unless the loan is fully or partially guaranteed by a government agency or otherwise considered to be well secured and in the process of collection.
- Residential mortgage loans are placed on nonaccrual status when principal and interest payments become past due 150 days or more, unless repayment of the loan is fully or partially guaranteed by a government agency. Residential mortgage loans may stay on nonaccrual status for an extended time as the foreclosure process typically lasts longer than 180 days. The Bancorp maintains a reserve for the portion of accrued interest receivable that it estimates will be uncollectible, at the portfolio level, for residential mortgage loans which are past due 90 days or more and on accrual status. This reserve is recorded as a component of other assets on the Bancorp's Consolidated Balance Sheets, consistent with the classification of the related accrued interest receivable.
- Home equity loans and lines of credit are placed on nonaccrual status if principal or interest has been in default for 90 days or more. Home equity loans and lines of credit that have been in default for 60 days or more are also placed on nonaccrual status if the senior lien has been in default 120 days or more.
- Credit card loans that have been modified for a borrower experiencing financial difficulty are placed on nonaccrual status at the time of the modification. Subsequent to the modification, accounts are placed on nonaccrual status when required payments become past due 90 days or more in accordance with the modified terms.
- Indirect secured consumer loans and other consumer loans are generally placed on nonaccrual status when principal or interest becomes past due 90 days or more.
- Loans discharged in a Chapter 7 bankruptcy and not reaffirmed by the borrower are placed on nonaccrual status and considered collateral-dependent loans at the time of discharge, regardless of the borrower's payment history or capacity to repay in the future.
- Consumer loans subject to a bankruptcy proceeding are placed on nonaccrual status when principal or interest becomes past due 60 days or more.

Well-secured loans are collateralized by perfected security interests in real and/or personal property for which the Bancorp estimates proceeds from the sale would be sufficient to recover the outstanding principal and accrued interest balance of the loan and pay all costs to sell the collateral. The Bancorp considers a loan in the process of collection if collection efforts or legal action is proceeding and the Bancorp expects to collect funds sufficient to bring the loan current or recover the entire outstanding principal and accrued interest balance in the near future.

Nonaccrual loans and leases may be returned to accrual status when all delinquent principal and interest payments become current in accordance with the loan agreement and the remaining principal and interest payments are reasonably assured of repayment in accordance with the contractual terms of the loan agreement, or when the loan is both well-secured and in the process of collection. Nonaccrual loans that have been modified for a borrower experiencing financial difficulty may not be returned to accrual status unless such loans have sustained repayment performance of six months or more and are reasonably assured of repayment in accordance with the modified terms. Loans discharged in a Chapter 7 bankruptcy and not reaffirmed by the borrower may be returned to accrual status twelve months or more after discharge provided there is a sustained payment history after bankruptcy and collectability is reasonably assured for all remaining contractual payments.

Except for loans discharged in a Chapter 7 bankruptcy that are not reaffirmed by the borrower, accruing residential mortgage loans, home equity loans and lines of credit, indirect secured consumer loans and other consumer loans modified for borrowers experiencing financial difficulty are maintained on accrual status, provided there is reasonable assurance of repayment and of performance according to the modified terms based upon a current, well-documented credit evaluation. Accruing commercial loans modified for borrowers experiencing financial difficulty are maintained on accrual status provided there is a sustained payment history of six months or more prior to the modification and collectability is reasonably assured for all remaining contractual payments under the modified terms. Modifications of commercial loans and credit card loans for borrowers experiencing financial difficulty that do not have a sustained payment history of six months or more in accordance with their modified terms remain on nonaccrual status until a six-month payment history is sustained.

Nonaccrual loans and leases are generally accounted for on the cost recovery method due to the existence of doubt as to the collectability of the remaining amortized cost basis of nonaccrual assets. Under the cost recovery method, any payments received are applied to reduce principal. Once the entire amortized cost basis is collected, additional payments received are treated as recoveries of amounts previously charged-off until recovered in full, and any subsequent payments are treated as interest income. In certain circumstances when the remaining amortized cost basis of a nonaccrual loan or lease is deemed to be fully collectible, the Bancorp may utilize the cash basis method to account for interest payments received on a nonaccrual loan or lease. Under the cash basis method, interest income is recognized when cash is received, to the extent such income would have been accrued on the loan's remaining balance at the contractual rate.

The Bancorp records a charge-off to the ALLL when all or a portion of a loan or lease is deemed to be uncollectible, after considering the net realizable value of any underlying collateral. Commercial loans and leases on nonaccrual status and criticized commercial loans with aggregate borrower relationships exceeding $1 million are subject to an individual review to identify charge-offs. The Bancorp does not have an established delinquency threshold for partially or fully charging off commercial loans and leases. The Bancorp records charge-offs on consumer loans in accordance with applicable regulatory guidelines, which are primarily based on a loan's delinquency status.

Loan modifications
In circumstances where an existing loan is modified (including a restructuring, refinancing, or other changes in terms which affect the loan's contractual cash flows), the Bancorp evaluates whether the modification results in a continuation of the existing loan or the origination of a new loan. The Bancorp accounts for a modification as a new loan if the terms of the modified loan are at least as favorable to the Bancorp as the terms for comparable loans to other borrowers with similar collection risks who are obtaining new loans, or if the modification of terms is considered more than minor. If neither of these conditions are met, then the Bancorp will account for the loan as a continuation of the existing loan. When a modification is accounted for as a new loan, any unamortized net deferred fees or costs from the original loan are recognized in interest income when the new loan is originated. When a modification is accounted for as a continuation of the existing loan, the unamortized net deferred fees or costs from the original loan and any additional incremental direct fees and costs are carried forward and deferred as part of the amortized cost basis of the modified loan.

Loans and Leases Held for Sale
Loans and leases held for sale primarily represent conforming fixed-rate residential mortgage loans originated or acquired with the intent to sell in the secondary market and jumbo residential mortgage loans, commercial loans, other residential mortgage loans and other consumer loans that management has the intent to sell. Loans and leases held for sale may be carried at the lower of cost or fair value, or carried at fair value where the Bancorp has elected the fair value option of accounting under U.S. GAAP. The Bancorp has elected to measure certain groups of loans held for sale under the fair value option, including certain residential mortgage loans originated as held for sale and certain purchased commercial loans designated as held for sale at acquisition. For loans in which the Bancorp has not elected the fair value option, the lower of cost or fair value is determined at the individual loan level.

The fair value of residential mortgage loans held for sale for which the fair value election has been made is estimated based upon mortgage-backed securities prices and spreads to those prices or, for certain ARM loans, DCF models that may incorporate the anticipated portfolio composition, credit spreads of asset-backed securities with similar collateral and market conditions. The anticipated portfolio composition includes the effects of interest rate spreads and discount rates due to loan characteristics such as the state in which the loan was originated, the loan amount and the ARM margin. These fair value marks are recorded as a component of noninterest income in mortgage banking net revenue in the Consolidated Statements of Income. For residential mortgage loans that it has originated as held for sale, the Bancorp generally has commitments to sell these loans in the secondary market. Gains or losses on sales are recognized in mortgage banking net revenue in the Consolidated Statements of Income.

Management's intent to sell residential mortgage loans classified as held for sale may change over time due to such factors as changes in the overall liquidity in markets or changes in characteristics specific to certain loans held for sale. Consequently, these loans may be reclassified to loans held for investment and, thereafter, reported within the Bancorp's residential mortgage class of portfolio loans and leases. In such cases, if the fair value option was elected, the residential mortgage loans will continue to be measured at fair value, which is based on mortgage-backed securities prices, interest rate risk and an internally developed credit component.

Loans and leases held for sale are placed on nonaccrual status consistent with the Bancorp's nonaccrual policies for portfolio loans and leases.

Other Real Estate Owned
OREO, which is included in other assets in the Consolidated Balance Sheets, represents property acquired through foreclosure or other proceedings and branch-related real estate no longer intended to be used for banking purposes. OREO is carried at the lower of cost or fair value, less costs to sell. All OREO property is periodically evaluated for impairment and decreases in carrying value are recognized as reductions in other noninterest income in the Consolidated Statements of Income. For government-guaranteed mortgage loans, upon foreclosure, a separate other receivable is recognized if certain conditions are met for the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. This receivable is also included in other assets, separate from OREO, in the Consolidated Balance Sheets.

ALLL

The Bancorp disaggregates its portfolio loans and leases into portfolio segments for purposes of determining the ALLL. The Bancorp's portfolio segments include commercial, residential mortgage and consumer. The Bancorp further disaggregates its portfolio segments into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial portfolio segment include commercial and industrial, commercial mortgage owner-occupied, commercial mortgage nonowner-occupied, commercial construction and commercial leasing. The residential mortgage portfolio segment is also considered a class. Classes within the consumer portfolio segment include home equity, indirect secured consumer, credit card and other consumer loans. For an analysis of the Bancorp's ALLL by portfolio segment and credit quality information by class, refer to Note 6.

The Bancorp maintains the ALLL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans and leases. Contractual terms are adjusted for expected prepayments but are not extended for expected extensions, renewals or modifications except in circumstances where extension or renewal options are embedded in the original contract and not unconditionally cancellable by the Bancorp.

Accrued interest receivable on loans is presented in the Consolidated Financial Statements as a component of other assets. When accrued interest is deemed to be uncollectible (typically when a loan is placed on nonaccrual status), interest income is reversed. The Bancorp follows established policies for placing loans on nonaccrual status, so uncollectible accrued interest receivable is reversed in a timely manner. As a result, the Bancorp has elected not to measure a reserve for accrued interest receivable as part of its ALLL. However, the Bancorp does record a reserve for the portion of accrued interest receivable that it expects to be uncollectible. Refer to the Portfolio Loans and Leases section of this footnote for additional information.

Credit losses are charged and recoveries are credited to the ALLL. The ALLL is maintained at a level the Bancorp considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectability of loans and leases, including historical credit loss experience, current and forecasted market and economic conditions and consideration of various qualitative factors that, in management's judgment, deserve consideration in estimating expected credit losses. Provisions for credit losses are recorded for the amounts necessary to adjust the ALLL to the Bancorp's current estimate of expected credit losses on portfolio loans and leases.

The Bancorp's methodology for determining the ALLL includes an estimate of expected credit losses on a collective basis for groups of loans and leases with similar risk characteristics and specific allowances for loans and leases which are individually evaluated.

Larger commercial loans and leases included within aggregate borrower relationship balances exceeding $1 million on nonaccrual status are individually evaluated for an ALLL. The Bancorp considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan or lease structure (including modifications, if any) and other factors when determining the amount of the ALLL. Other factors may include the borrower's susceptibility to risks presented by the forecasted macroeconomic environment, the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower and the Bancorp's evaluation of the borrower's management. When loans and leases are individually evaluated, allowances are determined based on management's estimate of the borrower's ability to repay the loan or lease given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to the Bancorp. Allowances for individually evaluated loans and leases that are collateral-dependent are measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. Allowances for individually evaluated loans and leases that are not collateral-dependent are typically measured based on the present value of expected cash flows of the loan or lease, discounted at its effective interest rate. Specific allowances on individually evaluated commercial loans and leases are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Bancorp considers loans to be collateral-dependent when it becomes probable that repayment of the loan will be provided through the sale or operation of the collateral instead of from payments made by the borrower. The expected credit losses for these loans are typically estimated based on the fair value of the underlying collateral, less expected costs to sell where applicable. Specific allowances on individually evaluated consumer and residential mortgage loans are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Expected credit losses are estimated on a collective basis for loans and leases that are not individually evaluated. For collectively evaluated loans and leases, the Bancorp uses models to forecast expected credit losses based on the probability of a loan or lease defaulting, the expected balance at the estimated date of default and the expected loss percentage given a default. The estimate of the expected balance at the time of default considers prepayments and, for loans with available credit, expected utilization rates. The Bancorp's expected credit loss models were developed based on historical credit loss experience and observations of migration patterns for various credit risk characteristics (such as internal credit risk ratings, external credit ratings or scores, delinquency status, loan-to-value trends, etc.) over time, with those observations evaluated in the context of concurrent macroeconomic conditions. The Bancorp developed its models from historical observations capturing a full economic cycle when possible.

The Bancorp's expected credit loss models consider historical credit loss experience, current market and economic conditions, and forecasted changes in market and economic conditions if such forecasts are considered reasonable and supportable. Generally, the Bancorp considers its forecasts to be reasonable and supportable for a period of up to three years from the estimation date. For periods beyond the reasonable and supportable forecast period, expected credit losses are estimated by reverting to historical loss information without adjustment for changes in economic conditions. This reversion is phased in over a two-year period. The Bancorp evaluates the length of its reasonable and supportable forecast period, its reversion period and reversion methodology at least annually, or more often if warranted by economic conditions or other circumstances.

The Bancorp also considers qualitative factors in determining the ALLL. Qualitative factors are used to capture characteristics in the portfolio that impact expected credit losses but are not fully captured within the Bancorp's expected credit loss models. These include adjustments for changes in policies or procedures in underwriting, monitoring or collections, lending and risk management personnel and results of internal audit and quality control reviews. These may also include adjustments, when deemed necessary, for specific idiosyncratic risks such as geopolitical events, natural disasters and their effects on regional borrowers, and changes in product structures. Qualitative factors may also be used to address the impacts of unforeseen events on key inputs and assumptions within the Bancorp's expected credit loss models, such as the reasonable and supportable forecast period, changes to historical loss information or changes to the reversion period or methodology.

When evaluating the adequacy of allowances, consideration is also given to regional geographic concentrations and the closely associated effect that changing economic conditions may have on the Bancorp's customers.

Reserve for Unfunded Commitments
The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated expected credit losses related to unfunded credit facilities and is included in other liabilities in the Consolidated Balance Sheets. The determination of the adequacy of the reserve is based upon expected credit losses over the remaining contractual life of the commitments, taking into consideration the current funded balance and estimated exposure over the reasonable and supportable forecast period. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of the Bancorp's ALLL, as previously discussed. Net adjustments to the reserve for unfunded commitments are included in the provision for credit losses in the Consolidated Statements of Income.

Loan Sales and Securitizations
The Bancorp periodically sells loans through either securitizations or individual loan sales in accordance with its investment policies. The sold loans are removed from the Consolidated Balance Sheet and a net gain or loss is recognized in the Consolidated Financial Statements at the time of sale. The Bancorp typically isolates the loans through the use of a VIE and thus is required to assess whether the entity holding the sold or securitized loans is a VIE and whether the Bancorp is the primary beneficiary and therefore consolidator of that VIE. If the Bancorp holds the power to direct activities most significant to the economic performance of the VIE and has the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE, then the Bancorp will generally be deemed the primary beneficiary of the VIE. If the Bancorp is determined not to be the primary beneficiary of a VIE but holds a variable interest in the entity, such variable interests are accounted for under the equity method of accounting or other accounting standards as appropriate. Refer to Note 12 for further information on consolidated and non-consolidated VIEs.

The Bancorp's loan sales and securitizations are generally structured with servicing retained, which often results in the recording of servicing rights. The Bancorp may also purchase servicing rights. The Bancorp has elected to measure all existing classes of its residential mortgage servicing rights portfolio at fair value with changes in the fair value of servicing rights reported in mortgage banking net revenue in the Consolidated Statements of Income in the period in which the changes occur.

Servicing rights are valued using internal OAS models. Key economic assumptions used in estimating the fair value of the servicing rights include the prepayment speeds of the underlying loans, the weighted-average life, the OAS and the weighted-average coupon rate, as applicable. The primary risk of material changes to the value of the servicing rights resides in the potential volatility in the economic assumptions used, particularly the prepayment speeds. In order to assist in the assessment of the fair value of servicing rights, the Bancorp obtains external valuations of the servicing rights portfolio from third parties and participates in peer surveys that provide additional confirmation of the reasonableness of the key assumptions utilized in the internal OAS model.

Fees received for servicing loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in noninterest income in the Consolidated Statements of Income as loan payments are received. Costs of servicing loans are charged to expense as incurred.

Reserve for Representation and Warranty Provisions
Conforming residential mortgage loans sold to unrelated third parties are generally sold with representation and warranty provisions. A contractual liability arises only in the event of a breach of these representations and warranties and, in general, only when a loss results from the breach. The Bancorp may be required to repurchase any previously sold loan or indemnify (make whole) the investor or insurer for which the representation or warranty of the Bancorp proves to be inaccurate, incomplete or misleading. The Bancorp establishes a residential mortgage repurchase reserve related to various representations and warranties that reflects management's estimate of losses based on a combination of factors.

The Bancorp's estimation process requires management to make subjective and complex judgments about matters that are inherently uncertain, such as future demand expectations, economic factors and the specific characteristics of the loans subject to repurchase. Such factors incorporate historical investor audit and repurchase demand rates, appeals success rates, historical loss severity and any additional information obtained from the GSEs regarding future mortgage repurchase and file request criteria. At the time of a loan sale, the Bancorp records a representation and warranty reserve at the estimated fair value of the Bancorp's guarantee and continually updates the reserve during the life of the loan as losses in excess of the reserve become probable and reasonably estimable. The provision for the estimated fair value of the representation and warranty guarantee arising from the loan sales is recorded as an adjustment to the gain on sale, which is included in other noninterest income in the Consolidated Statements of Income at the time of sale. Updates to the reserve are recorded in other noninterest expense in the Consolidated Statements of Income.

Legal Contingencies

The Bancorp and its subsidiaries are parties to numerous claims and lawsuits as well as threatened or potential actions or claims concerning matters arising from the conduct of its business activities. The outcome of claims or litigation and the timing of ultimate resolution are inherently difficult to predict and significant judgment may be required in the determination of both the probability of loss and whether the amount of the loss is reasonably estimable. The Bancorp's estimates are subjective and are based on the status of legal and regulatory proceedings, the merit of the Bancorp's defenses and consultation with internal and external legal counsel. An accrual for a potential litigation loss is established when information related to the loss contingency indicates both that a loss is probable and that the amount of loss can be reasonably estimated. This accrual is included in other liabilities in the Consolidated Balance Sheets and is adjusted from time to time as appropriate to reflect changes in circumstances. Legal expenses are recorded in other noninterest expense in the Consolidated Statements of Income.

Bank Premises and Equipment and Other Long-Lived Assets

Bank premises and equipment, including leasehold improvements, and operating lease equipment are carried at cost less accumulated depreciation and amortization. Generally, depreciation is calculated using the straight-line method based on estimated useful lives of the assets for book purposes, while accelerated depreciation is used for income tax purposes. Amortization of leasehold improvements is generally computed using the straight-line method over the lives of the related leases or useful lives of the related assets, whichever is shorter. Whenever events or changes in circumstances dictate, the Bancorp tests its long-lived assets for impairment by determining whether the sum of the estimated undiscounted future cash flows attributable to a long-lived asset or asset group is less than the carrying amount of the long-lived asset or asset group through a probability-weighted approach. In the event the carrying amount of the long-lived asset or asset group is not recoverable, an impairment loss is measured as the amount by which the carrying amount of the long-lived asset or asset group exceeds its fair value. Maintenance, repairs and minor improvements are charged to noninterest expense in the Consolidated Statements of Income as incurred. Lease payments received for operating lease equipment are recognized in leasing business revenue in the Consolidated Statements of Income over the lease term on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from use of the underlying equipment.

Lessee Accounting

ROU assets and lease liabilities are recognized for all leases unless the initial term of the lease is twelve months or less. Lease costs for operating leases are recognized on a straight-line basis over the lease term unless another systematic basis is more representative of the pattern of consumption. The lease term includes any renewal period that the Bancorp is reasonably certain to exercise. The Bancorp uses its incremental borrowing rate to discount the lease payments if the rate implicit in the lease is not readily determinable. Variable lease payments associated with operating leases are recognized in the period in which the obligation for payments is incurred.

For finance leases, the lease liability is measured using the effective interest method such that the liability is increased for interest based on the discount rate that is implicit in the lease or the Bancorp's incremental borrowing rate if the implicit rate cannot be readily determined, offset by a decrease in the liability resulting from the periodic lease payments. The ROU asset associated with the finance lease is amortized on a straight-line basis unless there is another systematic and rational basis that better reflects how the benefits of the underlying assets are consumed over the lease term. The period over which the ROU asset is amortized is generally the lesser of the remaining lease term or the remaining useful life of the leased asset. Variable lease payments associated with finance leases are recognized in the period in which the obligation for those payments is incurred.

When the lease liability is remeasured to reflect changes to the lease payments as a result of a lease modification, the ROU asset is adjusted for the amount of the lease liability remeasurement. If a lease modification reduces the scope of a lease, the ROU asset would be reduced proportionately based on the change in the lease liability and the difference between the lease liability adjustment and the resulting ROU asset adjustment would be recognized as a gain or loss in the Consolidated Statements of Income. Additionally, the amortization of the ROU asset is adjusted prospectively from the date of remeasurement.

The Bancorp performs impairment assessments for ROU assets when events or changes in circumstances indicate that their carrying values may not be recoverable. Any impairment loss is recognized in net occupancy expense in the Consolidated Statements of Income. Refer to the Bank Premises and Equipment and Other Long-Lived Assets section of this note for further information.

Derivative Financial Instruments and Hedge Accounting
The Bancorp accounts for its derivatives as either assets or liabilities measured at fair value through adjustments to AOCI and/or current earnings, as appropriate. The related cash flows are classified as operating activities in the Consolidated Statements of Cash Flows. On the date the Bancorp enters into a derivative contract, the Bancorp designates the derivative instrument as either a fair value hedge, cash flow hedge or as a free-standing derivative instrument. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk are recorded in current period net income. For a cash flow hedge, changes in the fair value of the derivative instrument are recorded in AOCI and subsequently reclassified to net income in the same period(s) that the hedged transaction impacts net income. For free-standing derivative instruments, changes in fair values are reported in current period net income.

When entering into a hedge transaction, the Bancorp formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for undertaking the hedge transaction before the end of the quarter in which the transaction is consummated. This process includes linking the derivative instrument designated as a fair value or cash flow hedge to a specific asset or liability on the balance sheet or to specific forecasted transactions and the risk being hedged, along with a formal assessment at the inception of the hedge as to the effectiveness of the derivative instrument in offsetting changes in fair values or cash flows of the hedged item. The Bancorp continues to assess hedge effectiveness on an ongoing basis using either a qualitative or a quantitative assessment (regression analysis). Additionally, the Bancorp may also utilize the shortcut method to evaluate hedge effectiveness for certain qualifying hedges with matched terms that permit the assumption of perfect offset. If the shortcut method is no longer appropriate, the Bancorp would apply the long-haul method identified at inception of the hedging transaction for assessing hedge effectiveness as long as the hedge is highly effective. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued. For fair value hedges, if hedge accounting is discontinued, the cumulative basis adjustments related to the hedged asset or liability are amortized to earnings in the same manner as other components of the carrying amount of that asset or liability. For cash flow hedges, upon discontinuation of hedge accounting, any amounts in AOCI related to that relationship should affect earnings at the same time and in the same manner in which the hedged transaction affects earnings. However, if it becomes probable that the forecasted transaction will not occur, any related amounts in AOCI are reclassified to earnings immediately.

Investments in Qualified Affordable Housing Projects
The Bancorp invests in projects to create affordable housing and revitalize business and residential areas. These investments are classified as other assets on the Bancorp's Consolidated Balance Sheets. Investments in affordable housing projects that qualify for LIHTC are accounted for using the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other benefits received and recognized as a component of applicable income tax expense in the Consolidated Statements of Income. Investments which do not meet the qualification criteria for the proportional amortization method are accounted for using the equity method of accounting with impairment associated with the investments recognized in other noninterest expense in the Consolidated Statements of Income.

Deposits
Deposits generally include the unpaid balance of cash or its equivalent received or held by the Bank for its commercial and consumer customers. Deposits are classified as either transactional or non-transactional and include both interest-bearing and noninterest-bearing balances. Interest expense incurred on interest-bearing deposits is recognized in accordance with applicable guidance in U.S. GAAP for these liabilities and includes certain ongoing deposit placement fees paid on custodial accounts.

Income Taxes
The Bancorp accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under the asset and liability method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credits and net operating loss carryforwards. The net balances of deferred tax assets and liabilities are reported in other assets and accrued taxes, interest and expenses in the Consolidated Balance Sheets. Any effect of a change in federal or state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Bancorp reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit. Accrued taxes represent the net expected amount due to and/or from taxing jurisdictions and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheets. The Bancorp uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset.

The Bancorp evaluates the realization of deferred tax assets based on all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based on the Bancorp's judgment about relevant factors affecting their realization, including the taxable income within any applicable carry back periods, future projected taxable income, the reversal of taxable temporary differences and tax planning strategies. The Bancorp records a valuation allowance for deferred tax assets where the Bancorp does not believe that it is more likely than not that the deferred tax assets will be realized.

Income tax benefits from uncertain tax positions are recognized in the financial statements only if the Bancorp believes that it is more likely than not that the uncertain tax position will be sustained based solely on the technical merits of the tax position and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If the Bancorp does not believe that it is more likely than not that an uncertain tax position will be sustained, the Bancorp records a liability for the uncertain tax position. If the Bancorp believes that it is more likely than not that an uncertain tax position will be sustained, the Bancorp only records a tax benefit for the portion of the uncertain tax position where the likelihood of realization is greater than 50% upon settlement with the relevant taxing authority that has full knowledge of all relevant information. The Bancorp recognizes interest expense, interest income and penalties related to unrecognized tax benefits within applicable income tax expense in the Consolidated Statements of Income. Refer to Note 21 for further discussion regarding income taxes.

Earnings Per Share
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Earnings per diluted share is computed by dividing adjusted net income available to common shareholders by the weighted-average number of shares of common stock outstanding, adjusted for the impact of potentially dilutive common shares arising from the exercise or settlement of stock-based awards and the settlement of outstanding forward contracts.

The Bancorp calculates earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share separately for common stock and participating securities according to dividends declared and participation rights in undistributed earnings. For purposes of calculating earnings per share under the two-class method, restricted shares that contain nonforfeitable rights to dividends are considered participating securities until vested. While the dividends declared per share on such restricted shares are the same as dividends declared per common share outstanding, the dividends recognized on such restricted shares may be less because dividends paid on restricted shares that are expected to be forfeited are reclassified to compensation expense during the period when forfeiture is expected.

Goodwill
Business combinations entered into by the Bancorp typically include the recognition of goodwill. U.S. GAAP requires goodwill to be tested for impairment at the reporting unit level on an annual basis, which the Bancorp performs as of September 30 each year, and more frequently if events or circumstances indicate that there may be impairment.

Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. In testing goodwill for impairment, U.S. GAAP permits the Bancorp to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Bancorp evaluates events and circumstances which may include, but are not limited to, the general economic environment, banking industry and market conditions, the overall financial performance of the Bancorp, the performance of the Bancorp's common stock, the key financial performance metrics of the Bancorp's reporting units and events affecting the reporting units to determine if it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Bancorp performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

The fair value of a reporting unit is the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. As none of the Bancorp's reporting units are publicly traded, individual reporting unit fair value determinations cannot be directly correlated to the Bancorp's stock price. The determination of the fair value of a reporting unit is a subjective process that involves the use of estimates and judgments, particularly related to cash flows, the appropriate discount rates and an applicable control premium. The determination of the fair value of the Bancorp's reporting units includes both an income-based approach and a market-based approach. The income-based approach utilizes the reporting unit's forecasted cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) and the reporting unit's estimated cost of equity as the discount rate. Significant management judgment is necessary in the preparation of each reporting unit's forecasted cash flows surrounding expectations for earnings projections, growth and credit loss expectations and actual results may differ from forecasted results. Additionally, the Bancorp determines its market capitalization based on the average of the closing price of the Bancorp's stock during the month including the measurement date, incorporating an additional control premium, and compares this market-based fair value measurement to the aggregate fair value of the Bancorp's reporting units in order to corroborate the results of the income approach. Refer to Note 10 for further information regarding the Bancorp's goodwill.

Fair Value Measurements
The Bancorp measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Bancorp employs various valuation approaches to measure fair value including the market, income and cost approaches. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities.

The income approach involves discounting future amounts to a single present amount and is based on current market expectations about those future amounts. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset.

U.S. GAAP establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bancorp has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Bancorp's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Bancorp's own financial data such as internally developed pricing models and DCF methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The Bancorp's fair value measurements involve various valuation techniques and models, which involve inputs that are observable, when available. Valuation techniques and parameters used for measuring assets and liabilities are reviewed and validated by the Bancorp on a quarterly basis. Additionally, the Bancorp monitors the fair values of significant assets and liabilities using a variety of methods including the evaluation of pricing runs and exception reports based on certain analytical criteria, comparison to previous trades and overall review and assessments for reasonableness. The Bancorp may, as a practical expedient, measure the fair value of certain investments on the basis of the net asset value per share of the investment, or its equivalent. Any investments which are valued using this practical expedient are not classified in the fair value hierarchy. Refer to Note 28 for further information on fair value measurements.

Stock-Based Compensation
The Bancorp recognizes compensation expense for the grant-date fair value of stock-based awards that are expected to vest over the requisite service period. All awards, both those with cliff vesting and graded vesting, are expensed on a straight-line basis over the requisite service period. Awards to employees that meet eligible retirement status are expensed immediately. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time awards are exercised, cancelled, expire or restrictions are released, the Bancorp recognizes an adjustment to income tax expense for the difference between the previously estimated tax deduction and the actual tax deduction realized. For further information on the Bancorp's stock-based compensation plans, refer to Note 25.

Pension Plans
The Bancorp uses an expected long-term rate of return applied to the fair market value of assets as of the beginning of the year and the expected cash flow during the year for calculating the expected investment return on all pension plan assets. Amortization of the net gain or loss resulting from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value) is included as a component of net periodic benefit cost. If, as of the beginning of the year, that net gain or loss exceeds 10% of the greater of the projected benefit obligation and the market-related value of plan assets, the amortization is that excess divided by the average remaining service period of participating employees expected to receive benefits under the plan. The Bancorp uses a third-party actuary to compute the remaining service period of participating employees. This period reflects expected turnover, pre-retirement mortality and other applicable employee demographics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Bancorp's interest income is derived from loans and leases, investment securities and other short-term investments. The Bancorp recognizes interest income in accordance with the applicable guidance in U.S. GAAP for these assets. Refer to the Portfolio Loans and Leases and Investment Securities sections of this footnote for further information.

The Bancorp generally measures noninterest income revenue based on the amount of consideration the Bancorp expects to be entitled for the transfer of goods or services to a customer, then recognizes this revenue when or as the Bancorp satisfies its performance obligations under the contract, except in transactions where U.S. GAAP provides other applicable guidance. When the amount of consideration is variable, the Bancorp will only recognize revenue to the extent that it is probable that the cumulative amount recognized will not be subject to a significant reversal in the future. Substantially all of the Bancorp's contracts with customers have expected durations of one year or less and payments are typically due when or as the services are rendered or shortly thereafter. When third parties are involved in providing goods or services to customers, the Bancorp recognizes revenue on a gross basis when it has control over those goods or services prior to transfer to the customer; otherwise, revenue is recognized for the net amount of any fee or commission. The Bancorp excludes sales taxes from the recognition of revenue and recognizes the incremental costs of obtaining contracts as an expense if the period of amortization for those costs would be one year or less. The following provides additional information about the components of noninterest income:

- Commercial banking revenue consists primarily of service fees and other income related to loans to commercial clients, underwriting revenue recognized by the Bancorp's broker-dealer subsidiary and fees for other services provided to commercial clients. Revenue related to loans is recognized in accordance with the Bancorp's policies for portfolio loans and leases. Underwriting revenue is generally recognized on the trade date, which is when the Bancorp's performance obligations are satisfied.
- Wealth and asset management revenue consists primarily of service fees for investment management, custody, and trust administration services provided to commercial and consumer clients. The Bancorp's performance obligations for these services are generally satisfied over time and revenues are recognized monthly based on the fee structure outlined in individual contracts. Transaction prices are most commonly based on the market value of assets under management or care and/or a fee per transaction processed. The Bancorp also offers certain services for which the performance obligations are satisfied and revenue is recognized at a point in time, when the services are performed. Wealth and asset management revenue also includes trailing commissions received from investments and annuities held in customer accounts, which are recognized in revenue when the Bancorp determines that it has satisfied its performance obligations and has sufficient information to estimate the amount of the commissions to which it expects to be entitled.
- Service charges on deposits consist primarily of treasury management fees for commercial clients, monthly service charges on consumer deposit accounts, transaction-based fees (such as overdraft fees and wire transfer fees), and other deposit account-related charges. The Bancorp's performance obligations for treasury management fees and consumer deposit account service charges are typically satisfied over time while performance obligations for transaction-based fees are typically satisfied at a point in time. Revenues are recognized on an accrual basis when or as the services are provided to the customer, net of applicable discounts, waivers and reversals. Payments are typically collected from customers directly from the related deposit account at the time the transaction is processed and/or at the end of the customer's statement cycle (typically monthly).
- Card and processing revenue consists primarily of ATM fees and interchange fees earned when the Bancorp's credit and debit cards are processed through card association networks. The Bancorp's performance obligations are generally complete when the transactions generating the fees are processed. Revenue is recognized on an accrual basis as such services are performed, net of certain costs not controlled by the Bancorp (primarily interchange fees charged by credit card associations and expenses of certain transaction-based rewards programs offered to customers).
- Mortgage banking net revenue consists primarily of origination fees and gains on loan sales, mortgage servicing fees and the impact of MSRs. Refer to the Loans and Leases Held for Sale and Loan Sales and Securitizations sections of this footnote for further information.
- Leasing business revenue consists primarily of operating lease income, leasing business solutions revenue, lease remarketing fees and lease syndication fees from lease arrangements to commercial clients. Revenue related to leases is recognized either in accordance with the Bancorp's policies for portfolio loans and leases or when the Bancorp's performance obligations are satisfied.
- Other noninterest income includes certain fees derived from loans, BOLI income, gains and losses on other assets, and other miscellaneous revenues and gains.

Other

Securities and other property held in a trust or fiduciary capacity by divisions of the Bancorp's banking subsidiary are not included in the Consolidated Balance Sheets because such items are not assets of the subsidiaries.

Other short-term investments have original maturities less than one year and primarily include interest-bearing balances that are funds on deposit at other depository institutions or the FRB. The Bancorp uses other short-term investments as part of its liquidity risk management activities.

The Bancorp purchases life insurance policies on the lives of certain directors, officers and employees and is the owner and beneficiary of the policies. The Bancorp invests in these policies, known as BOLI, to provide an efficient form of funding for long-term retirement and other employee benefits costs. Certain BOLI policies have a stable value agreement through either a large, well-rated bank or multi-national insurance carrier that provides limited cash surrender value protection from declines in the value of each policy's underlying investments.

The Bancorp records these BOLI policies within other assets in the Consolidated Balance Sheets at each policy's respective cash surrender value, with changes recorded in other noninterest income in the Consolidated Statements of Income.

Intangible assets are amortized on either a straight-line or an accelerated basis over their estimated useful lives and, based on the type of intangible asset, the amortization expense may be recorded in either leasing business revenue or other noninterest expense in the Consolidated Statements of Income. The Bancorp reviews intangible assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Securities sold under repurchase agreements are accounted for as secured borrowings and included in other short-term borrowings in the Consolidated Balance Sheets at the amounts at which the securities were sold plus accrued interest.

Acquisitions of treasury stock are carried at cost. Reissuance of shares in treasury for acquisitions, exercises of stock-based awards or other corporate purposes is recorded based on the specific identification method.

Advertising costs are generally expensed as incurred.

Significant Accounting and Reporting Policies Applicable Prior to January 1, 2023
The following paragraphs describe the portions of the Bancorp's accounting and reporting policies that were applicable prior to January 1, 2023 but were updated in conjunction with the adoption of ASU 2022-02 on January 1, 2023. The following paragraphs do not include the portions of the respective policies that were not affected by the adoption of this new accounting standard. Refer to the Accounting and Reporting Developments section for additional information.

Portfolio loans and leases - nonaccrual loans and leases
The Bancorp places loans and leases on nonaccrual status when full repayment of principal and interest is not expected, unless the loan or lease is well-secured and in the process of collection. When a loan is placed on nonaccrual status, the accrual of interest, amortization of loan premium, accretion of loan discount and amortization/accretion of deferred net direct loan origination fees or costs are discontinued and all previously accrued and unpaid interest is reversed against income. The Bancorp utilizes the following policies to determine when full repayment of principal and interest on a loan or lease is not expected:

- Commercial loans are placed on nonaccrual status when there is a clear indication that the borrower's cash flows may not be sufficient to meet payments as they become due. Such loans are also placed on nonaccrual status when the principal or interest is past due 90 days or more, unless the loan is fully or partially guaranteed by a government agency.
- Residential mortgage loans are placed on nonaccrual status when principal and interest payments become past due 150 days or more, unless repayment of the loan is fully or partially guaranteed by a government agency. Residential mortgage loans may stay on nonaccrual status for an extended time as the foreclosure process typically lasts longer than 180 days. The Bancorp maintains a reserve for the portion of accrued interest receivable that it estimates will be uncollectible, at the portfolio level, for residential mortgage loans which are past due 90 days or more and on accrual status. This reserve is recorded as a component of other assets on the Bancorp's Consolidated Balance Sheets, consistent with the classification of the related accrued interest receivable.
- Residential mortgage loans that have been modified in a TDR and subsequently become past due 90 days or more are placed on nonaccrual status unless the loan is fully or partially guaranteed by a government agency.
- Home equity loans and lines of credit are placed on nonaccrual status if principal or interest has been in default for 90 days or more. Home equity loans and lines of credit that have been in default for 60 days or more are also placed on nonaccrual status if the senior lien has been in default 120 days or more.
- Credit card accounts that have been modified in a TDR are placed on nonaccrual status at the time of the modification. Subsequent to the modification, accounts are placed on nonaccrual status when required payments become past due 90 days or more.
- Indirect secured consumer loans and other consumer loans are generally placed on nonaccrual status when principal or interest becomes past due 90 days or more.
- Loans discharged in a Chapter 7 bankruptcy and not reaffirmed by the borrower are classified as collateral-dependent TDRs and placed on nonaccrual status regardless of the borrower's payment history or capacity to repay in the future.

Nonaccrual loans and leases may be returned to accrual status when all delinquent principal and interest payments become current in accordance with the loan agreement and the remaining principal and interest payments are reasonably assured of repayment in accordance with the contractual terms of the loan agreement, or when the loan is both well-secured and in the process of collection. Nonaccrual loans that have been modified in a TDR may not be returned to accrual status unless such loans have sustained repayment performance of six months or more and are reasonably assured of repayment in accordance with the restructured terms. Loans discharged in a Chapter 7 bankruptcy and not reaffirmed by the borrower may be returned to accrual status provided there is a sustained payment history of twelve months or more after bankruptcy and collectability is reasonably assured for all remaining contractual payments.

Except for loans discharged in a Chapter 7 bankruptcy that are not reaffirmed by the borrower, accruing residential mortgage loans, home equity loans and lines of credit, indirect secured consumer loans and other consumer loans modified as part of a TDR are maintained on accrual status, provided there is reasonable assurance of repayment and of performance according to the modified terms based upon a current, well-documented credit evaluation. Accruing commercial loans modified as part of a TDR are maintained on accrual status provided there is a sustained payment history of six months or more prior to the modification and collectability is reasonably assured for all remaining contractual payments under the modified terms. TDRs of commercial loans and credit card loans that do not have a sustained payment history of six months or more in accordance with their modified terms remain on nonaccrual status until a six-month payment history is sustained.

The Bancorp records a charge-off to the ALLL when all or a portion of a loan or lease is deemed to be uncollectible, after considering the net realizable value of any underlying collateral. Commercial loans and leases on nonaccrual status, including those modified in a TDR, as well as criticized commercial loans with aggregate borrower relationships exceeding $1 million, are subject to an individual review to identify charge-offs. The Bancorp does not have an established delinquency threshold for partially or fully charging off commercial loans and leases. The Bancorp records charge-offs on consumer loans in accordance with applicable regulatory guidelines, which are primarily based on a loan's delinquency status.

Portfolio loans and leases - restructured loans and leases
A loan is accounted for as a TDR if the Bancorp, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. TDRs include concessions granted under reorganization, arrangement or other provisions of the Federal Bankruptcy Act. A TDR typically involves a modification of terms such as a reduction of the stated interest rate or remaining principal amount of the loan, a reduction of accrued interest or an extension of the maturity date at a stated interest rate lower than the current market rate for a new loan with similar risk.

Upon modification of a loan, the Bancorp measures the expected credit loss as either the difference between the amortized cost of the loan and the fair value of collateral less cost to sell or the difference between the estimated future cash flows expected to be collected on the modified loan, discounted at the original effective yield of the loan, and the carrying value of the loan.

ALLL
The Bancorp maintains the ALLL to absorb the amount of credit losses that are expected to be incurred over the remaining contractual terms of the related loans and leases. Contractual terms are adjusted for expected prepayments but are not extended for expected extensions, renewals or modifications except in circumstances where the Bancorp reasonably expects to execute a TDR with the borrower or where certain extension or renewal options are embedded in the original contract and not unconditionally cancellable by the Bancorp.

Larger commercial loans and leases included within aggregate borrower relationship balances exceeding $1 million that exhibit probable or observed credit weaknesses, as well as loans that have been modified in a TDR, are individually evaluated for an ALLL. The Bancorp considers the current value of collateral, credit quality of any guarantees, the guarantor's liquidity and willingness to cooperate, the loan or lease structure and other factors when determining the amount of the ALLL. Other factors may include the borrower's susceptibility to risks presented by the forecasted macroeconomic environment, the industry and geographic region of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower and the Bancorp's evaluation of the borrower's management. When loans and leases are individually evaluated, allowances are determined based on management's estimate of the borrower's ability to repay the loan or lease given the availability of collateral and other sources of cash flow, as well as an evaluation of legal options available to the Bancorp. Allowances for individually evaluated loans and leases that are collateral-dependent are measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. Individually evaluated loans and leases that are not collateral-dependent are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. The Bancorp evaluates the collectability of both principal and interest when assessing the need for a loss accrual. Specific allowances on individually evaluated commercial loans and leases, including TDRs, are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Consumer and residential mortgage loans that have been modified in a TDR are individually evaluated for an ALLL. Allowances for individually evaluated loans that are collateral-dependent are typically measured based on the fair value of the underlying collateral, less expected costs to sell where applicable. Individually evaluated loans that are not collateral-dependent are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate and a modeled expected credit loss amount. The Bancorp evaluates the collectability of both principal and interest when assessing the need for a loss accrual. Specific allowances on individually evaluated consumer and residential mortgage loans are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Expected credit losses are estimated on a collective basis for loans and leases that are not individually evaluated. These include commercial loans and leases that do not meet the criteria for individual evaluation as well as homogeneous loans in the residential mortgage and consumer portfolio segments. For collectively evaluated loans and leases, the Bancorp uses models to forecast expected credit losses based on the probability of a loan or lease defaulting, the expected balance at the estimated date of default and the expected loss percentage given a default. The estimate of the expected balance at the time of default considers prepayments and, for loans with available credit, expected utilization rates. The Bancorp's expected credit loss models were developed based on historical credit loss experience and observations of migration patterns for various credit risk characteristics (such as internal credit risk grades, external credit ratings or scores, delinquency status, loan-to-value trends, etc.) over time, with those observations evaluated in the context of concurrent macroeconomic conditions. The Bancorp developed its models from historical observations capturing a full economic cycle when possible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING AND REPORTING DEVELOPMENTS

Standards Adopted in 2023
The Bancorp adopted the following new accounting standards effective January 1, 2023:

ASU 2021-08 – Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
In October 2021, the FASB issued ASU 2021-08, which provides guidance on the accounting for revenue contracts with customers which are acquired in a business combination. The amendments generally state that an acquirer accounts for an acquired revenue contract with a customer as if it had originated the contract. The amendments also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and liabilities. The Bancorp adopted the amended guidance on January 1, 2023 on a prospective basis and will apply the amendments for business combinations occurring on or after the adoption date. The adoption of the amended guidance did not have a material impact on the Bancorp's Consolidated Financial Statements.

ASU 2022-01 – Derivatives and Hedging (Topic 815): Fair Value Hedging-Portfolio Layer Method
In March 2022, the FASB issued ASU 2022-01, which clarified the guidance in ASC 815 on fair value hedge accounting of interest rate risk for portfolios of financial assets and renamed the last-of-layer method the portfolio layer method. Under previous guidance, the last-of-layer method enabled an entity to apply fair value hedging to a stated amount of a closed portfolio of prepayable financial assets without having to consider prepayment risk or credit risk when measuring those assets. ASU 2022-01 expanded the scope of this guidance to allow entities to apply the portfolio layer method to portfolios of all financial assets, including both prepayable and nonprepayable financial assets. It allows entities to designate multiple layers within a single closed portfolio as individual hedged items. Further, ASU 2022-01 clarified that the fair value basis adjustments should be adjusted at the portfolio level and should not be allocated to individual assets within the portfolio. The Bancorp adopted the amended guidance on January 1, 2023 on a prospective basis, except for the amendments related to fair value basis adjustments that, if applicable, were required to be applied on a modified retrospective basis. The adoption of the amended guidance did not have a material impact on the Bancorp's Consolidated Financial Statements.

ASU 2022-02 – Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures
In March 2022, the FASB issued ASU 2022-02, which eliminated the accounting guidance on troubled debt restructurings for creditors in ASC 310-40, amended the guidance on calculating the allowance for credit losses for restructured financing receivables and requires entities to evaluate all receivable modifications under ASC 310-20 to determine whether a modification made to a borrower results in a new loan or the continuation of an existing loan. The amended guidance added enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. The amended guidance also requires disclosure of current period gross charge-offs by year of origination within the vintage disclosures required by ASC 326. The Bancorp adopted the amended guidance on January 1, 2023 on a prospective basis, except for the amendments impacting the measurement of the ACL for TDRs and reasonably expected TDRs, which were adopted on a modified retrospective basis. Upon adoption, the Bancorp recorded a decrease to the ACL of $49 million and a cumulative-effect adjustment to retained earnings of $37 million, net of tax. This adjustment was primarily attributable to the removal of the requirement to use a discounted cash flow approach to measure the impact of certain concessions granted as part of a TDR and the removal of the requirement to consider the impacts of reasonably expected TDRs when estimating expected credit losses. The required disclosures are included in Note 6.

ASU 2022-04 – Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations
In September 2022, the FASB issued ASU 2022-04, which provides guidance on the disclosure requirements for supplier finance programs. The amendments require that a buyer in a supplier finance program disclose sufficient qualitative and quantitative information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The Bancorp adopted the amended guidance on January 1, 2023 on a retrospective basis, except for the amendments related to disclosure of rollforward information, which were adopted on January 1, 2024 on a prospective basis. The adoption of the amended guidance did not have a material impact on the Bancorp's Consolidated Financial Statements.

Significant Accounting Standards Issued but Not Yet Adopted
The following significant accounting standards were issued but not yet adopted by the Bancorp as of December 31, 2023:

ASU 2022-03 – Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
In June 2022, the FASB issued ASU 2022-03, which clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to contractual sale restrictions, stating that such restrictions are not considered part of the unit of account of the security and therefore are not considered in measuring fair value. The amended guidance also requires disclosure of the fair value of equity securities subject to contractual sale restrictions and certain additional information about those restrictions. The Bancorp adopted the amended guidance on January 1, 2024 on a prospective basis. The adoption did not have a material impact on the Bancorp's Consolidated Financial Statements.

ASU 2023-02 – Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method
In March 2023, the FASB issued ASU 2023-02, which expands the permitted usage of the proportional amortization method to include additional tax credit investment programs beyond qualifying LIHTC structures if certain conditions are met. The amended guidance permits entities to make elections to apply the proportional amortization method on a program-by-program basis for qualifying programs and also

makes certain amendments to measurement and disclosure guidance. The amended disclosure guidance applies to all investments within programs where the proportional amortization method has been elected, including investments within those programs which do not meet the criteria to permit application of the proportional amortization method. The Bancorp adopted the amended guidance on January 1, 2024 on a modified retrospective basis, except for certain provisions affecting the measurement of existing LIHTC investments which the Bancorp adopted on a prospective basis. Upon adoption, the Bancorp recorded a cumulative-effect adjustment to decrease retained earnings by $10 million, net of tax.

ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU 2023-07, which amends the disclosure requirements for reportable segments. The amendments include new requirements to disclose certain significant segment expenses and other items, the title and position of the chief operating decision maker and information about how the reported measures of segment profit or loss are used in assessing segment performance. The amendments also make certain annual disclosure requirements applicable to interim periods and permit the reporting of multiple measures of segment profit or loss if appropriate. The amended guidance is effective for the Bancorp for the year ending December 31, 2024 and subsequent interim reporting periods beginning in 2025, with early adoption permitted. Upon adoption, the amendments will be applied retrospectively to all prior periods presented. The Bancorp is in the process of evaluating the impact of the amended guidance on its Consolidated Financial Statements.

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Bancorp on January 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Bancorp is in the process of evaluating the impact of the amended guidance on its Consolidated Financial Statements.

Reference Rate Reform and LIBOR Transition
In March 2020, the FASB issued ASU 2020-04, which provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria were met. The FASB subsequently issued ASU 2021-01 and ASU 2022-06 which amended the original provisions in ASU 2020-04. The provisions of ASU 2020-04 (as amended) became effective for the Bancorp as of March 12, 2020 and are permitted to be applied through December 31, 2024. The Bancorp has utilized the optional expedients and exceptions in accounting for certain eligible contract modifications, existing hedging relationships and new hedging relationships as part of its LIBOR transition activities.

In March 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") was signed into law. The LIBOR Act offered a federal solution for transitioning legacy instruments that lacked sufficient provisions addressing LIBOR's cessation by outlining a uniform process to govern the transition from LIBOR to a replacement rate. The FRB issued final regulations to carry out the terms of the LIBOR Act, which became effective on February 27, 2023. Under the LIBOR Act and the related regulations, three-month CME Term SOFR plus a tenor spread adjustment of 0.26161% was designated as the replacement reference rate for instruments that previously referenced three-month U.S. dollar LIBOR.

As of December 31, 2023, substantially all contracts have transitioned to alternative reference rates, either under existing contract terms or under the provisions of the LIBOR Act. Additionally, all remaining LIBOR-based exposures, including derivative contracts, loans, preferred stock and long-term debt, will transition to appropriate alternative reference rates at the time of the next repricing event. Refer to Note 17 and Note 24 for additional information about certain exposures which were transitioned to an alternative reference rate.

2. Supplemental Cash Flow Information

Cash payments related to interest and income taxes in addition to non-cash investing and financing activities are presented in the following table for the years ended December 31:

($ in millions)		2023	2022	2021
Cash Payments:				
Interest	$	3,776	869	465
Income taxes		655	272	607
Transfers:				
Portfolio loans and leases to loans and leases held for sale[a]	$	513	105	447
Loans and leases held for sale to portfolio loans and leases		6	409	49
Portfolio loans and leases to OREO		12	8	8
Bank premises and equipment to OREO		30	24	21
Supplemental Disclosures:				
Net additions to lease liabilities under operating leases	$	72	152	66
Net (reductions) additions to lease liabilities under finance leases		(6)	27	35

(a) Includes $167 for the year ended December 31, 2021 of residential mortgage loans previously sold to GNMA which the Bancorp was initially deemed to have regained effective control over under ASC Topic 860 and which were recorded as portfolio loans. The Bancorp subsequently repurchased these loans and classified them as held for sale.

3. Restrictions on Dividends and Capital Actions

Restrictions on Cash Dividends

The principal source of income and funds for the Bancorp (parent company) are dividends from its subsidiaries. The dividends paid by the Bancorp's banking subsidiary are subject to regulations and limitations prescribed by state and federal supervisory agencies. The Bancorp's indirect banking subsidiary paid the Bancorp's direct nonbank subsidiary holding company, which in turn paid the Bancorp, $1.8 billion in dividends during the year ended December 31, 2023 and did not pay dividends during the year ended December 31, 2022. The Bancorp's nonbank subsidiaries are also limited by certain federal and state statutory provisions and regulations covering the amount of dividends that may be paid in any given year.

Capital Actions

The Bancorp is subject to restrictions on its capital actions, primarily as a result of supervisory policies set by the FRB. The Bancorp is required to develop and maintain a capital plan that governs its capacity to pay dividends and execute share repurchases and this plan is required to be submitted to the FRB periodically. As part of its capital plan, the Bancorp increased its quarterly common stock dividend to $0.35 per share in the third quarter of 2023. Additionally, the Bancorp entered into and settled an accelerated share repurchase transaction during the year ended December 31, 2023. For more information related to this transaction, refer to Note 24.

4. Investment Securities

The following tables provide the amortized cost, unrealized gains and losses and fair value for the major categories of the available-for-sale debt and other securities and held-to-maturity securities portfolios as of December 31:

($ in millions)		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		2023			
Available-for-sale debt and other securities:					
U.S. Treasury and federal agencies securities	$	4,477	1	(142)	4,336
Obligations of states and political subdivisions securities		2	—	—	2
Mortgage-backed securities:					
Agency residential mortgage-backed securities		11,564	—	(1,282)	10,282
Agency commercial mortgage-backed securities		28,945	5	(3,230)	25,720
Non-agency commercial mortgage-backed securities		4,872	—	(427)	4,445
Asset-backed securities and other debt securities		5,207	3	(298)	4,912
Other securities[a]		722	—	—	722
Total available-for-sale debt and other securities	$	55,789	9	(5,379)	50,419
Held-to-maturity securities:					
Asset-backed securities and other debt securities	$	2	—	—	2
Total held-to-maturity securities	$	2	—	—	2

(a) Other securities consist of FHLB, FRB and DTCC restricted stock holdings of $224, $496 and $2, respectively, at December 31, 2023, that are carried at cost.

($ in millions)		Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		2022			
Available-for-sale debt and other securities:					
U.S. Treasury and federal agencies securities	$	2,683	—	(188)	2,495
Obligations of states and political subdivisions securities		18	—	—	18
Mortgage-backed securities:					
Agency residential mortgage-backed securities		12,604	5	(1,372)	11,237
Agency commercial mortgage-backed securities		29,824	11	(3,513)	26,322
Non-agency commercial mortgage-backed securities		5,235	—	(520)	4,715
Asset-backed securities and other debt securities		6,292	3	(453)	5,842
Other securities[a]		874	—	—	874
Total available-for-sale debt and other securities	$	57,530	19	(6,046)	51,503
Held-to-maturity securities:					
Obligations of states and political subdivisions securities	$	3	—	—	3
Asset-backed securities and other debt securities		2	—	—	2
Total held-to-maturity securities	$	5	—	—	5

(a) Other securities consist of FHLB, FRB and DTCC restricted stock holdings of $381, $491 and $2, respectively, at December 31, 2022, that are carried at cost.

The following table provides the fair value of trading debt securities and equity securities as of December 31:

($ in millions)		2023	2022
Trading debt securities	$	899	414
Equity securities		613	317

The amounts reported in the preceding tables exclude accrued interest receivable on investment securities of $146 million and $131 million at December 31, 2023 and 2022, respectively, which is presented as a component of other assets in the Consolidated Balance Sheets.

The Bancorp uses investment securities as a means of managing interest rate risk, providing collateral for pledging purposes and for liquidity risk management. As part of managing interest rate risk, the Bancorp acquires securities as a component of its MSR non-qualifying hedging strategy, with net gains or losses recorded in securities losses, net – non-qualifying hedges on mortgage servicing rights in the Consolidated Statements of Income.

The following table presents the components of net securities gains and losses recognized in the Consolidated Statements of Income, including those recognized related to the Bancorp's non-qualifying hedging strategy for MSRs, for the years ended December 31:

($ in millions)		2023	2022	2021
Available-for-sale debt and other securities:				
Realized gains	$	34	16	34
Realized losses		(30)	(13)	(19)
Impairment losses		(5)	(1)	(19)
Net realized (losses) gains on available-for-sale debt and other securities	$	(1)	2	(4)
Trading debt securities:				
Net realized losses		—	(2)	(2)
Net unrealized gains (losses)		3	11	(3)
Net trading debt securities gains (losses)	$	3	9	(5)
Equity securities:				
Net realized gains		5	1	7
Net unrealized gains (losses)		11	(96)	(7)
Net equity securities gains (losses)	$	16	(95)	—
Total gains (losses) recognized in income from available-for-sale debt and other securities, trading debt securities and equity securities[a]	$	18	(84)	(9)

(a) Excludes $13 of net securities gains for the year ended December 31, 2023 and an immaterial amount and $7 of net securities losses for the years ended December 31, 2022 and 2021, respectively, related to securities held by FTS to facilitate the timely execution of customer transactions. These gains (losses) are included in commercial banking revenue and wealth and asset management revenue in the Consolidated Statements of Income.

The Bancorp recognized impairment losses on available-for-sale debt and other securities of $5 million, $1 million and $19 million during the years ended December 31, 2023, 2022 and 2021, respectively. These losses related to certain securities in unrealized loss positions where the Bancorp had determined that it no longer intended to hold the securities until the recovery of their amortized cost bases.

At both December 31, 2023 and 2022, the Bancorp completed its evaluation of the available-for-sale debt and other securities in an unrealized loss position and did not recognize an allowance for credit losses. The Bancorp did not recognize provision expense related to available-for-sale debt and other securities in an unrealized loss position during the years ended December 31, 2023, 2022 and 2021.

At December 31, 2023 and 2022, investment securities with a fair value of $25.2 billion and $11.0 billion, respectively, were pledged to secure borrowing capacity, public deposits, trust funds, derivative contracts and for other purposes as required or permitted by law.

The expected maturity distribution of the Bancorp's mortgage-backed securities and the contractual maturity distribution of the remainder of the Bancorp's available-for-sale debt and other securities and held-to-maturity securities as of December 31, 2023 are shown in the following table:

		Available-for-Sale Debt and Other		Held-to-Maturity	
($ in millions)		Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt securities:[a]					
Due in 1 year or less	$	756	746	—	—
Due after 1 year through 5 years		18,493	17,429	—	—
Due after 5 years through 10 years		26,194	23,165	—	—
Due after 10 years		9,624	8,357	2	2
Other securities		722	722	—	—
Total	$	55,789	50,419	2	2

(a) Actual maturities may differ from contractual maturities when a right to call or prepay obligations exists with or without call or prepayment penalties.

The following table provides the fair value and gross unrealized losses on available-for-sale debt and other securities in an unrealized loss position, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position as of December 31:

($ in millions)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2023						
U.S. Treasury and federal agencies securities	$ 1,989	(3)	2,157	(139)	4,146	(142)
Agency residential mortgage-backed securities	81	(2)	10,200	(1,280)	10,281	(1,282)
Agency commercial mortgage-backed securities	5,439	(556)	19,957	(2,674)	25,396	(3,230)
Non-agency commercial mortgage-backed securities	141	(2)	4,284	(425)	4,425	(427)
Asset-backed securities and other debt securities	340	(17)	4,184	(281)	4,524	(298)
Total	$ 7,990	(580)	40,782	(4,799)	48,772	(5,379)
2022						
U.S. Treasury and federal agencies securities	$ 2,400	(188)	—	—	2,400	(188)
Obligations of states and political subdivisions securities	—	—	1	—	1	—
Agency residential mortgage-backed securities	10,078	(1,170)	938	(202)	11,016	(1,372)
Agency commercial mortgage-backed securities	22,083	(2,487)	3,697	(1,026)	25,780	(3,513)
Non-agency commercial mortgage-backed securities	3,621	(272)	1,059	(248)	4,680	(520)
Asset-backed securities and other debt securities	3,164	(178)	2,495	(275)	5,659	(453)
Total	$ 41,346	(4,295)	8,190	(1,751)	49,536	(6,046)

At December 31, 2023 and 2022, $45 million and $42 million, respectively, of unrealized losses in the available-for-sale debt and other securities portfolio were related to non-rated securities.

In January 2024, the Bancorp transferred $12.6 billion (amortized cost basis) of securities from available-for-sale to held-to-maturity to reflect the Bancorp's change in intent to hold these securities to maturity in order to reduce potential capital volatility associated with investment security market price fluctuations. AOCI included pretax unrealized losses of $994 million on these securities at the date of transfer. The unrealized losses that existed on the date of transfer will continue to be reported as a component of AOCI and will be amortized into income over the remaining life of the securities as an adjustment to yield, offsetting the amortization of the discount resulting from the transfer recorded at fair value.

5. Loans and Leases

The Bancorp diversifies its loan and lease portfolio by offering a variety of loan and lease products with various payment terms and rate structures. The Bancorp's commercial loan and lease portfolio consists of lending to various industry types. Management periodically reviews the performance of its loan and lease products to evaluate whether they are performing within acceptable interest rate and credit risk levels and changes are made to underwriting policies and procedures as needed. The Bancorp maintains an allowance to absorb loan and lease losses that are expected to be incurred over the remaining contractual terms of the related loans and leases. For further information on credit quality and the ALLL, refer to Note 6.

The following table provides a summary of commercial loans and leases classified by primary purpose and consumer loans classified based upon product or collateral as of December 31:

($ in millions)		2023	2022
Loans and leases held for sale:			
Commercial and industrial loans	$	41	73
Commercial leases		3	—
Residential mortgage loans		334	934
Total loans and leases held for sale	$	378	1,007
Portfolio loans and leases:			
Commercial and industrial loans	$	53,270	57,232
Commercial mortgage loans		11,276	11,020
Commercial construction loans		5,621	5,433
Commercial leases		2,579	2,704
Total commercial loans and leases	$	72,746	76,389
Residential mortgage loans	$	17,026	17,628
Home equity		3,916	4,039
Indirect secured consumer loans		14,965	16,552
Credit card		1,865	1,874
Other consumer loans		6,716	4,998
Total consumer loans	$	44,488	45,091
Total portfolio loans and leases	$	117,234	121,480

Portfolio loans and leases are recorded net of unearned income, which totaled $272 million and $238 million as of December 31, 2023 and 2022, respectively. Additionally, portfolio loans and leases are recorded net of unamortized premiums and discounts, deferred direct loan origination fees and costs and fair value adjustments (associated with acquired loans or loans designated as fair value upon origination) which totaled a net discount of $395 million and net premium of $146 million as of December 31, 2023 and 2022, respectively. The amortized cost basis of loans and leases excludes accrued interest receivable of $593 million and $518 million at December 31, 2023 and 2022, respectively, which is presented as a component of other assets in the Consolidated Balance Sheets.

The Bancorp's FHLB and FRB borrowings are primarily secured by loans. The Bancorp had loans of $14.5 billion and $15.9 billion at December 31, 2023 and 2022, respectively, pledged to the FHLB, and loans of $49.3 billion and $57.1 billion at December 31, 2023 and 2022, respectively, pledged to the FRB.

The following table presents a summary of the total loans and leases owned by the Bancorp and net charge-offs (recoveries) as of and for the years ended December 31:

($ in millions)		Carrying Value 2023	2022	90 Days Past Due and Still Accruing[a] 2023	2022	Net Charge-Offs (Recoveries) 2023	2022
Commercial and industrial loans	$	53,311	57,305	8	11	155	96
Commercial mortgage loans		11,276	11,020	—	—	(2)	(1)
Commercial construction loans		5,621	5,433	—	—	1	2
Commercial leases		2,582	2,704	—	2	(1)	4
Residential mortgage loans		17,360	18,562	7	7	—	(2)
Home equity		3,916	4,039	—	1	1	(2)
Indirect secured consumer loans		14,965	16,552	—	—	72	36
Credit card		1,865	1,874	21	18	64	52
Other consumer loans		6,716	4,998	—	1	98	42
Total loans and leases	$	117,612	122,487	36	40	388	227
Less: Loans and leases held for sale		378	1,007				
Total portfolio loans and leases	$	117,234	121,480				

(a)   Excludes government guaranteed residential mortgage loans.

The following table presents the components of the net investment in portfolio leases as of December 31:

($ in millions)[a]		2023	2022
Net investment in direct financing leases:			
Lease payment receivable (present value)	$	556	570
Unguaranteed residual assets (present value)		105	107
Net investment in sales-type leases:			
Lease payment receivable (present value)		1,585	1,704
Unguaranteed residual assets (present value)		84	76

(a)   Excludes $249 and $247 of leveraged leases at December 31, 2023 and 2022, respectively.

Interest income recognized in the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021 was $26 million, $29 million and $42 million, respectively, for direct financing leases and $63 million, $50 million and $42 million, respectively, for sales-type leases.

The following table presents undiscounted cash flows for both direct financing and sales-type leases for 2024 through 2028 and thereafter as well as a reconciliation of the undiscounted cash flows to the total lease receivables as follows:

As of December 31, 2023 ($ in millions)		Direct Financing Leases	Sales-Type Leases
2024	$	175	493
2025		147	460
2026		114	290
2027		83	221
2028		38	144
Thereafter		51	115
Total undiscounted cash flows	$	608	1,723
Less: Difference between undiscounted cash flows and discounted cash flows		52	138
Present value of lease payments (recognized as lease receivables)	$	556	1,585

The lease residual value represents the present value of the estimated fair value of the leased equipment at the end of the lease. The Bancorp performs quarterly reviews of residual values associated with its leasing portfolio considering factors such as the subject equipment, structure of the transaction, industry, prior experience with the lessee and other factors that impact the residual value to assess for impairment. The Bancorp maintained an allowance of $13 million and $15 million at December 31, 2023 and 2022, respectively, to cover the losses that are expected to be incurred over the remaining contractual terms of the related leases, including the potential losses related to the lease residual value. Refer to Note 6 for additional information on credit quality and the ALLL.

6. Credit Quality and the Allowance for Loan and Lease Losses

The Bancorp disaggregates ALLL balances and transactions in the ALLL by portfolio segment. Credit quality related disclosures for loans and leases are further disaggregated by class.

Allowance for Loan and Lease Losses

The following tables summarize transactions in the ALLL by portfolio segment for the years ended December 31:

2023 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
Balance, beginning of period	$	1,127	245	822	2,194
Impact of adoption of ASU 2022-02		4	(36)	(17)	(49)
Losses charged off[a]		(170)	(4)	(348)	(522)
Recoveries of losses previously charged off[a]		17	4	113	134
Provision for (benefit from) loan and lease losses		152	(64)	477	565
Balance, end of period	$	1,130	145	1,047	2,322

(a) The Bancorp recorded $35 in both losses charged-off and recoveries of losses previously charged-off related to customer defaults on point-of-sale consumer loans for which the Bancorp obtained recoveries under third-party credit enhancements.

2022 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
Balance, beginning of period	$	1,102	235	555	1,892
Losses charged off[a]		(131)	(3)	(228)	(362)
Recoveries of losses previously charged off[a]		30	5	100	135
Provision for loan and lease losses		126	8	395	529
Balance, end of period	$	1,127	245	822	2,194

(a) The Bancorp recorded $32 in both losses charged-off and recoveries of losses previously charged-off related to customer defaults on point-of-sale consumer loans for which the Bancorp obtained recoveries under third-party credit enhancements.

2021 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
Balance, beginning of period	$	1,456	294	703	2,453
Losses charged off[a]		(119)	(3)	(222)	(344)
Recoveries of losses previously charged off[a]		52	7	111	170
Benefit from loan and lease losses		(287)	(63)	(37)	(387)
Balance, end of period	$	1,102	235	555	1,892

(a) The Bancorp recorded $33 in both losses charged-off and recoveries of losses previously charged-off related to customer defaults on point-of-sale consumer loans for which the Bancorp obtained recoveries under third-party credit enhancements.

The following tables provide a summary of the ALLL and related loans and leases classified by portfolio segment:

As of December 31, 2023 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
ALLL:[a]					
Individually evaluated	$	90	—	6	96
Collectively evaluated		1,040	145	1,041	2,226
Total ALLL	$	1,130	145	1,047	2,322
Portfolio loans and leases:[b]					
Individually evaluated	$	281	126	69	476
Collectively evaluated		72,465	16,784	27,393	116,642
Total portfolio loans and leases	$	72,746	16,910	27,462	117,118

(a) Includes $2 related to commercial leveraged leases at December 31, 2023.
(b) Excludes $116 of residential mortgage loans measured at fair value and includes $249 of commercial leveraged leases, net of unearned income, at December 31, 2023.

As of December 31, 2022 ($ in millions)		Commercial	Residential Mortgage	Consumer	Total
ALLL:[a]					
Individually evaluated	$	30	47	45	122
Collectively evaluated		1,097	198	777	2,072
Total ALLL	$	1,127	245	822	2,194
Portfolio loans and leases:[b]					
Individually evaluated	$	531	560	297	1,388
Collectively evaluated		75,858	16,945	27,166	119,969
Total portfolio loans and leases	$	76,389	17,505	27,463	121,357

(a) Includes $2 related to commercial leveraged leases at December 31, 2022.
(b) Excludes $123 of residential mortgage loans measured at fair value and includes $247 of commercial leveraged leases, net of unearned income, at December 31, 2022.

CREDIT RISK PROFILE
Commercial Portfolio Segment
For purposes of monitoring the credit quality and risk characteristics of its commercial portfolio segment, the Bancorp disaggregates the segment into the following classes: commercial and industrial, commercial mortgage owner-occupied, commercial mortgage nonowner-occupied, commercial construction and commercial leases.

To facilitate the monitoring of credit quality within the commercial portfolio segment, the Bancorp utilizes the following categories of credit ratings: pass, special mention, substandard, doubtful and loss. The five categories, which are derived from standard regulatory rating definitions, are assigned upon initial approval of credit to borrowers and updated periodically thereafter.

Pass ratings, which are assigned to those borrowers that do not have identified potential or well-defined weaknesses and for which there is a high likelihood of orderly repayment, are updated at least annually based on the size and credit characteristics of the borrower. All other categories are updated on a quarterly basis during the month preceding the end of the calendar quarter.

The Bancorp assigns a special mention rating to loans and leases that have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects for the loan or lease or the Bancorp's credit position.

The Bancorp assigns a substandard rating to loans and leases that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged. Substandard loans and leases have well-defined weaknesses or weaknesses that could jeopardize the orderly repayment of the debt. Loans and leases with this rating also are characterized by the distinct possibility that the Bancorp will sustain some loss if the deficiencies noted are not addressed and corrected.

The Bancorp assigns a doubtful rating to loans and leases that have all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors that may work to the advantage of and strengthen the credit quality of the loan or lease, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors may include a proposed merger or acquisition, liquidation proceeding, capital injection, perfecting liens on additional collateral or refinancing plans.

Loans and leases classified as loss are considered uncollectible and are charged off in the period in which they are determined to be uncollectible. Because loans and leases in this category are fully charged off, they are not included in the following tables.

For loans and leases that are collectively evaluated for an ACL, the Bancorp utilizes models to forecast expected credit losses over a reasonable and supportable forecast period based on the probability of a loan or lease defaulting, the expected balance at the estimated date of default and the expected loss percentage given a default. For the commercial portfolio segment, the estimates for probability of default are primarily based on internal ratings assigned to each commercial borrower on a 13-point scale and historical observations of how those ratings migrate to a default over time in the context of macroeconomic conditions. For loans with available credit, the estimate of the expected balance at the time of default considers expected utilization rates, which are primarily based on macroeconomic conditions and the utilization history of similar borrowers under those economic conditions. The estimates for loss severity are primarily based on collateral type and coverage levels and the susceptibility of those characteristics to changes in macroeconomic conditions. For more information about the Bancorp's processes for developing these models, estimating credit losses for periods beyond the reasonable and supportable forecast period and for estimating credit losses for individually evaluated loans, refer to Note 1.

The following tables present the amortized cost basis of the Bancorp's commercial portfolio segment, by class and vintage, disaggregated by credit risk rating:

| As of December 31, 2023
($ in millions) | Term Loans and Leases by Origination Year | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2023	2022	2021	2020	2019	Prior			
Commercial and industrial loans:									
Pass	$ 2,124	3,434	1,814	580	263	321	40,889	—	49,425
Special mention	16	100	60	33	6	105	1,756	—	2,076
Substandard	105	103	28	18	39	73	1,397	—	1,763
Doubtful	—	—	—	—	—	—	6	—	6
Total commercial and industrial loans	$ 2,245	3,637	1,902	631	308	499	44,048	—	53,270
Commercial mortgage owner-occupied loans:									
Pass	$ 870	1,078	746	408	219	260	1,279	—	4,860
Special mention	30	23	18	—	6	—	20	—	97
Substandard	31	22	11	10	45	10	114	—	243
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial mortgage owner-occupied loans	$ 931	1,123	775	418	270	270	1,413	—	5,200
Commercial mortgage nonowner-occupied loans:									
Pass	$ 886	825	261	348	293	243	2,724	—	5,580
Special mention	111	166	—	2	—	2	81	—	362
Substandard	81	1	8	—	—	2	42	—	134
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial mortgage nonowner-occupied loans	$ 1,078	992	269	350	293	247	2,847	—	6,076
Commercial construction loans:									
Pass	$ 171	36	45	41	70	6	4,818	—	5,187
Special mention	—	—	—	—	—	—	199	—	199
Substandard	61	—	33	—	—	—	141	—	235
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial construction loans	$ 232	36	78	41	70	6	5,158	—	5,621
Commercial leases:									
Pass	$ 598	386	462	202	145	664	—	—	2,457
Special mention	1	9	12	3	8	14	—	—	47
Substandard	20	14	1	5	5	30	—	—	75
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial leases	$ 619	409	475	210	158	708	—	—	2,579
Total commercial loans and leases:									
Pass	$ 4,649	5,759	3,328	1,579	990	1,494	49,710	—	67,509
Special mention	158	298	90	38	20	121	2,056	—	2,781
Substandard	298	140	81	33	89	115	1,694	—	2,450
Doubtful	—	—	—	—	—	—	6	—	6
Total commercial loans and leases	$ 5,105	6,197	3,499	1,650	1,099	1,730	53,466	—	72,746

| As of December 31, 2022 ($ in millions) | Term Loans and Leases by Origination Year | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2022	2021	2020	2019	2018	Prior			
Commercial and industrial loans:									
Pass	$ 3,825	3,098	994	445	269	488	44,521	—	53,640
Special mention	65	24	15	36	10	24	1,221	—	1,395
Substandard	150	77	233	26	7	107	1,597	—	2,197
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial loans	$ 4,040	3,199	1,242	507	286	619	47,339	—	57,232
Commercial mortgage owner-occupied loans:									
Pass	$ 1,177	826	522	257	160	264	1,624	—	4,830
Special mention	17	15	13	12	13	2	56	—	128
Substandard	51	14	20	73	11	25	106	—	300
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial mortgage owner-occupied loans	$ 1,245	855	555	342	184	291	1,786	—	5,258
Commercial mortgage nonowner-occupied loans:									
Pass	$ 1,127	462	490	397	220	170	2,453	—	5,319
Special mention	1	84	26	—	—	23	88	—	222
Substandard	65	19	18	1	1	17	100	—	221
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial mortgage nonowner-occupied loans	$ 1,193	565	534	398	221	210	2,641	—	5,762
Commercial construction loans:									
Pass	$ 82	31	93	8	35	7	4,684	—	4,940
Special mention	—	—	—	—	—	—	293	—	293
Substandard	53	—	—	—	—	2	145	—	200
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial construction loans	$ 135	31	93	8	35	9	5,122	—	5,433
Commercial leases:									
Pass	$ 584	664	306	192	146	696	—	—	2,588
Special mention	—	4	2	4	7	19	—	—	36
Substandard	1	20	2	4	21	32	—	—	80
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial leases	$ 585	688	310	200	174	747	—	—	2,704
Total commercial loans and leases:									
Pass	$ 6,795	5,081	2,405	1,299	830	1,625	53,282	—	71,317
Special mention	83	127	56	52	30	68	1,658	—	2,074
Substandard	320	130	273	104	40	183	1,948	—	2,998
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial loans and leases	$ 7,198	5,338	2,734	1,455	900	1,876	56,888	—	76,389

The following table summarizes the Bancorp's gross charge-offs within the commercial portfolio segment, by class and vintage during the year ended December 31:

| 2023 ($ in millions) | Term Loans and Leases by Origination Year | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2023	2022	2021	2020	2019	Prior			
Commercial loans and leases:									
Commercial and industrial loans	$ 25	7	12	1	—	11	112	—	168
Commercial mortgage owner-occupied loans	—	—	—	—	—	—	1	—	1
Commercial construction loans	—	—	—	—	—	—	1	—	1
Total commercial loans and leases	$ 25	7	12	1	—	11	114	—	170

Age Analysis of Past Due Commercial Loans and Leases

The following tables summarize the Bancorp's amortized cost basis in portfolio commercial loans and leases, by age and class:

| As of December 31, 2023 ($ in millions) | Current Loans and Leases[a] | Past Due | | | Total Loans and Leases | 90 Days Past Due and Still Accruing |
		30-89 Days[a]	90 Days or More[a]	Total Past Due		
Commercial loans and leases:						
Commercial and industrial loans	$ 53,107	61	102	163	53,270	8
Commercial mortgage owner-occupied loans	5,196	1	3	4	5,200	—
Commercial mortgage nonowner-occupied loans	6,061	14	1	15	6,076	—
Commercial construction loans	5,621	—	—	—	5,621	—
Commercial leases	2,562	17	—	17	2,579	—
Total portfolio commercial loans and leases	$ 72,547	93	106	199	72,746	8

(a) Includes accrual and nonaccrual loans and leases.

| As of December 31, 2022 ($ in millions) | Current Loans and Leases[a] | Past Due | | | Total Loans and Leases | 90 Days Past Due and Still Accruing |
		30-89 Days[a]	90 Days or More[a]	Total Past Due		
Commercial loans and leases:						
Commercial and industrial loans	$ 57,092	98	42	140	57,232	11
Commercial mortgage owner-occupied loans	5,241	14	3	17	5,258	—
Commercial mortgage nonowner-occupied loans	5,756	6	—	6	5,762	—
Commercial construction loans	5,424	7	2	9	5,433	—
Commercial leases	2,698	4	2	6	2,704	2
Total portfolio commercial loans and leases	$ 76,211	129	49	178	76,389	13

(a) Includes accrual and nonaccrual loans and leases.

Residential Mortgage and Consumer Portfolio Segments

For purposes of monitoring the credit quality and risk characteristics of its consumer portfolio segment, the Bancorp disaggregates the segment into the following classes: home equity, indirect secured consumer loans, credit card and other consumer loans. The Bancorp's residential mortgage portfolio segment is also a separate class.

The Bancorp considers repayment performance as the best indicator of credit quality for residential mortgage and consumer loans, which includes both the delinquency status and performing versus nonperforming status of the loans. The delinquency status of all residential mortgage and consumer loans and the performing versus nonperforming status are presented in the following tables.

For collectively evaluated loans in the consumer and residential mortgage portfolio segments, the Bancorp's expected credit loss models primarily utilize the borrower's FICO score and delinquency history in combination with macroeconomic conditions when estimating the probability of default. The estimates for loss severity are primarily based on collateral type and coverage levels and the susceptibility of those characteristics to changes in macroeconomic conditions. The expected balance at the estimated date of default is also especially impactful in the expected credit loss models for portfolio classes which generally have longer terms (such as residential mortgage loans and home equity) and portfolio classes containing a high concentration of loans with revolving privileges (such as home equity). The estimate of the expected balance at the time of default considers expected prepayment and utilization rates where applicable, which are primarily based on macroeconomic conditions and the utilization history of similar borrowers under those economic conditions. Refer to Note 1 for additional information about the Bancorp's process for developing these models and its process for estimating credit losses for periods beyond the reasonable and supportable forecast period.

The following tables present the amortized cost basis of the Bancorp's residential mortgage and consumer portfolio segments, by class and vintage, disaggregated by both age and performing versus nonperforming status:

As of December 31, 2023 ($ in millions)		Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
		2023	2022	2021	2020	2019	Prior			
Residential mortgage loans:										
Performing:										
Current[a]	$	995	3,139	5,001	2,703	943	3,971	—	—	16,752
30-89 days past due		—	3	6	5	1	14	—	—	29
90 days or more past due		—	1	1	1	1	3	—	—	7
Total performing		995	3,143	5,008	2,709	945	3,988	—	—	16,788
Nonperforming		—	6	6	5	4	101	—	—	122
Total residential mortgage loans[b]	$	995	3,149	5,014	2,714	949	4,089	—	—	16,910
Home equity:										
Performing:										
Current	$	84	41	2	6	11	92	3,549	46	3,831
30-89 days past due		—	—	—	—	—	2	25	1	28
90 days or more past due		—	—	—	—	—	—	—	—	—
Total performing		84	41	2	6	11	94	3,574	47	3,859
Nonperforming		—	—	—	—	—	6	50	1	57
Total home equity	$	84	41	2	6	11	100	3,624	48	3,916
Indirect secured consumer loans:										
Performing:										
Current	$	4,126	4,333	3,925	1,527	597	271	—	—	14,779
30-89 days past due		22	49	40	19	12	8	—	—	150
90 days or more past due		—	—	—	—	—	—	—	—	—
Total performing		4,148	4,382	3,965	1,546	609	279	—	—	14,929
Nonperforming		4	11	9	6	3	3	—	—	36
Total indirect secured consumer loans	$	4,152	4,393	3,974	1,552	612	282	—	—	14,965
Credit card:										
Performing:										
Current	$	—	—	—	—	—	—	1,789	—	1,789
30-89 days past due		—	—	—	—	—	—	21	—	21
90 days or more past due		—	—	—	—	—	—	21	—	21
Total performing		—	—	—	—	—	—	1,831	—	1,831
Nonperforming		—	—	—	—	—	—	34	—	34
Total credit card	$	—	—	—	—	—	—	1,865	—	1,865
Other consumer loans:										
Performing:										
Current	$	2,926	1,895	330	246	101	195	859	41	6,593
30-89 days past due		17	21	4	2	2	2	2	1	51
90 days or more past due		—	—	—	—	—	—	—	—	—
Total performing		2,943	1,916	334	248	103	197	861	42	6,644
Nonperforming		31	36	1	1	1	1	—	1	72
Total other consumer loans	$	2,974	1,952	335	249	104	198	861	43	6,716
Total residential mortgage and consumer loans:										
Performing:										
Current	$	8,131	9,408	9,258	4,482	1,652	4,529	6,197	87	43,744
30-89 days past due		39	73	50	26	15	26	48	2	279
90 days or more past due		—	1	1	1	1	3	21	—	28
Total performing		8,170	9,482	9,309	4,509	1,668	4,558	6,266	89	44,051
Nonperforming		35	53	16	12	8	111	84	2	321
Total residential mortgage and consumer loans[b]	$	8,205	9,535	9,325	4,521	1,676	4,669	6,350	91	44,372

(a) Information includes advances made pursuant to servicing agreements for GNMA mortgage pools whose repayments are insured by the FHA or guaranteed by the VA. As of December 31, 2023, $79 of these loans were 30-89 days past due and $141 were 90 days or more past due. The Bancorp recognized $2 of losses during the year ended December 31, 2023 due to claim denials and curtailments associated with these insured or guaranteed loans.

(b) Excludes $116 of residential mortgage loans measured at fair value at December 31, 2023, including $1 of 30-89 days past due loans and $2 of nonperforming loans.

As of December 31, 2022 ($ in millions)	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior			
Residential mortgage loans:									
Performing:									
Current[a]	$ 3,195	5,440	2,981	1,051	344	4,336	—	—	17,347
30-89 days past due	4	4	3	1	2	15	—	—	29
90 days or more past due	—	—	1	—	1	5	—	—	7
Total performing	3,199	5,444	2,985	1,052	347	4,356	—	—	17,383
Nonperforming	—	3	4	4	7	104	—	—	122
Total residential mortgage loans[b]	$ 3,199	5,447	2,989	1,056	354	4,460	—	—	17,505
Home equity:									
Performing:									
Current	$ 46	3	7	15	17	94	3,741	18	3,941
30-89 days past due	—	—	—	—	—	2	28	—	30
90 days or more past due	—	—	—	—	—	1	—	—	1
Total performing	46	3	7	15	17	97	3,769	18	3,972
Nonperforming	—	—	—	—	—	8	58	1	67
Total home equity	$ 46	3	7	15	17	105	3,827	19	4,039
Indirect secured consumer loans:									
Performing:									
Current	$ 6,034	5,875	2,600	1,217	416	239	—	—	16,381
30-89 days past due	34	42	28	22	11	5	—	—	142
90 days or more past due	—	—	—	—	—	—	—	—	—
Total performing	6,068	5,917	2,628	1,239	427	244	—	—	16,523
Nonperforming	4	6	7	6	4	2	—	—	29
Total indirect secured consumer loans	$ 6,072	5,923	2,635	1,245	431	246	—	—	16,552
Credit card:									
Performing:									
Current	$ —	—	—	—	—	—	1,808	—	1,808
30-89 days past due	—	—	—	—	—	—	21	—	21
90 days or more past due	—	—	—	—	—	—	18	—	18
Total performing	—	—	—	—	—	—	1,847	—	1,847
Nonperforming	—	—	—	—	—	—	27	—	27
Total credit card	$ —	—	—	—	—	—	1,874	—	1,874
Other consumer loans:									
Performing:									
Current	$ 2,704	540	355	169	112	146	908	26	4,960
30-89 days past due	14	6	3	2	2	2	3	—	32
90 days or more past due	—	—	—	—	—	—	1	—	1
Total performing	2,718	546	358	171	114	148	912	26	4,993
Nonperforming	2	1	—	—	—	1	1	—	5
Total other consumer loans	$ 2,720	547	358	171	114	149	913	26	4,998
Total residential mortgage and consumer loans:									
Performing:									
Current	$11,979	11,858	5,943	2,452	889	4,815	6,457	44	44,437
30-89 days past due	52	52	34	25	15	24	52	—	254
90 days or more past due	—	—	1	—	1	6	19	—	27
Total performing	12,031	11,910	5,978	2,477	905	4,845	6,528	44	44,718
Nonperforming	6	10	11	10	11	115	86	1	250
Total residential mortgage and consumer loans[b]	$12,037	11,920	5,989	2,487	916	4,960	6,614	45	44,968

(a) Information includes advances made pursuant to servicing agreements for GNMA mortgage pools whose repayments are insured by the FHA or guaranteed by the VA. As of December 31, 2022, $81 of these loans were 30-89 days past due and $147 were 90 days or more past due. The Bancorp recognized $2 of losses during the year ended December 31, 2022 due to claim denials and curtailments associated with these insured or guaranteed loans.

(b) Excludes $123 of residential mortgage loans measured at fair value at December 31, 2022, including $1 of 30-89 days past due loans and $2 of nonperforming loans.

The following table summarizes the Bancorp's gross charge-offs within the residential mortgage and consumer portfolio segments, by class and vintage during the year ended December 31:

| 2023 ($ in millions) | Term Loans by Origination Year | | | | | | Revolving Loans | Revolving Loans Converted to Term Loans | Total |
	2023	2022	2021	2020	2019	Prior			
Residential mortgage loans	$ —	—	—	—	—	4	—	—	4
Consumer loans:									
Home equity	—	—	—	—	—	1	7	—	8
Indirect secured consumer loans	9	42	27	14	10	8	—	—	110
Credit cards	—	—	—	—	—	—	82	—	82
Other consumer loans	15	53	15	12	7	10	34	2	148
Total residential mortgage and consumer loans	$ 24	95	42	26	17	23	123	2	352

Collateral-Dependent Loans and Leases

The Bancorp considers a loan or lease to be collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. When a loan or lease is collateral-dependent, its fair value is generally based on the fair value less cost to sell of the underlying collateral.

The following table presents the amortized cost basis of the Bancorp's collateral-dependent loans and leases, by portfolio class, as of:

($ in millions)	December 31, 2023	December 31, 2022
Commercial loans and leases:		
Commercial and industrial loans	$ 268	433
Commercial mortgage owner-occupied loans	8	14
Commercial mortgage nonowner-occupied loans	2	27
Commercial construction loans	1	56
Commercial leases	—	1
Total commercial loans and leases	$ 279	531
Residential mortgage loans	126	57
Consumer loans:		
Home equity	54	46
Indirect secured consumer loans	15	6
Total consumer loans	$ 69	52
Total portfolio loans and leases	$ 474	640

Nonperforming Assets

Nonperforming assets include nonaccrual loans and leases for which ultimate collectability of the full amount of the principal and/or interest is uncertain and certain other assets, including OREO and other repossessed property.

The following table presents the amortized cost basis of the Bancorp's nonaccrual loans and leases, by class, and OREO and other repossessed property as of:

($ in millions)	December 31, 2023			December 31, 2022		
	With an ALLL	No Related ALLL	Total	With an ALLL	No Related ALLL	Total
Commercial loans and leases:						
Commercial and industrial loans	$ 273	31	304	114	101	215
Commercial mortgage owner-occupied loans	11	6	17	9	7	16
Commercial mortgage nonowner-occupied loans	—	3	3	20	4	24
Commercial construction loans	—	1	1	6	2	8
Commercial leases	—	1	1	—	—	—
Total nonaccrual portfolio commercial loans and leases	$ 284	42	326	149	114	263
Residential mortgage loans	26	98	124	81	43	124
Consumer loans:						
Home equity	21	36	57	45	22	67
Indirect secured consumer loans	32	4	36	26	3	29
Credit card	34	—	34	27	—	27
Other consumer loans	72	—	72	5	—	5
Total nonaccrual portfolio consumer loans	$ 159	40	199	103	25	128
Total nonaccrual portfolio loans and leases[(a)(b)]	$ 469	180	649	333	182	515
OREO and other repossessed property	—	39	39	—	24	24
Total nonperforming portfolio assets[(a)(b)]	$ 469	219	688	333	206	539

(a) Excludes $1 and an immaterial amount of nonaccrual loans held for sale as of December 31, 2023 and 2022, respectively.
(b) Includes $19 and $15 of nonaccrual government insured commercial loans whose repayments are insured by the SBA as of December 31, 2023 and 2022, respectively.

The Bancorp recognized an immaterial amount of interest income on nonaccrual loans and leases for both the years ended December 31, 2023 and 2022.

The Bancorp's amortized cost basis of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction was $107 million and $154 million as of December 31, 2023 and 2022, respectively.

Modifications to Borrowers Experiencing Financial Difficulty

On January 1, 2023, the Bancorp adopted ASU 2022-02, which eliminated the recognition and measurement guidance for TDRs. The amended accounting and disclosure requirements are applicable to loan modifications to borrowers experiencing financial difficulty which are completed on or after the adoption date. For further information on the adoption of ASU 2022-02, refer to Note 1.

In the course of servicing its loans, the Bancorp works with borrowers who are experiencing financial difficulty to identify solutions that are mutually beneficial to both parties with the objective of mitigating the risk of losses on the loan. These efforts often result in modifications to the payment terms of the loan. The types of modifications offered to borrowers vary by type of loan and may include term extensions, interest rate reductions, payment delays (other than those that are insignificant) or combinations thereof. The Bancorp typically does not provide principal forgiveness except in circumstances where the loan has already been fully or partially charged off.

The Bancorp applies its expected credit loss models consistently to both modified and non-modified loans when estimating the ALLL. For loans which are modified for borrowers experiencing financial difficulty, there is generally not a significant change to the ALLL upon modification because the Bancorp's ALLL estimation methodologies already consider those borrowers' financial difficulties and the resulting effects of potential modifications when estimating expected credit losses.

As of December 31, 2023, portfolio loans with an amortized cost basis of $615 million, or 0.52% of total portfolio loans and leases, were modified during the year ended December 31, 2023 for borrowers experiencing financial difficulty, as further discussed in the following sections. This amount excludes $29 million of consumer and residential mortgage loans as of December 31, 2023 which have been granted a concession under provisions of the Federal Bankruptcy Act during the year ended December 31, 2023 and are monitored separately from loans modified under the Bancorp's loan modification programs. As of December 31, 2023, the Bancorp had commitments of $130 million to lend additional funds to borrowers experiencing financial difficulty whose terms have been modified during the year ended December 31, 2023.

Commercial portfolio segment

Commercial loan modifications are individually negotiated and may vary depending on the borrower's financial situation, but the Bancorp most commonly utilizes term extensions for periods of 3 to 12 months. In less common situations and when specifically warranted by the borrower's situation, the Bancorp may also consider offering commercial borrowers interest rate reductions or payment delays, which may be combined with a term extension.

The following table presents the amortized cost basis as of December 31, 2023 of the Bancorp's commercial portfolio loans that were modified for borrowers experiencing financial difficulty, by portfolio class and type of modification during the year ended December 31:

2023 ($ in millions)	Term Extension	Interest Rate Reduction	Payment Delay	Term Extension and Interest Rate Reduction	Term Extension and Payment Delay	Total	% of Total Class
Commercial and industrial loans	$ 155	1	56	2	31	245	0.46 %
Commercial mortgage owner-occupied loans	27	—	—	—	—	27	0.52
Commercial mortgage nonowner-occupied loans	66	—	—	2	—	68	1.12
Commercial construction loans	113	—	—	—	—	113	2.01
Total commercial portfolio loans	$ 361	1	56	4	31	453	0.62 %

Residential mortgage portfolio segment

The Bancorp has established residential mortgage loan modification programs which define the type of modifications available as well as the eligibility criteria for borrowers. The designs of the Bancorp's modification programs for residential mortgage loans are similar to those utilized by the various GSEs. The most common modification program utilized for residential mortgage loans is a term extension for up to 480 months from the modification date, combined with a change in interest rate to a fixed rate (which may be an increase or decrease from the rate in the original loan). As part of these modifications, the Bancorp may capitalize delinquent amounts due at the time of the modification into the principal balance of the loan when determining its modified payment structure. For loans where the modification results in a new monthly payment amount, borrowers may be required to complete a trial period of three to four months before the loan is permanently modified. The Bancorp also offers payment delay modifications to qualified borrowers which allow either the delay of repayment for delinquent amounts due until maturity or capitalization of delinquent amounts due into the principal balance of the loan. The number of monthly payments delayed varies by borrower but is most commonly within a range of 6 to 12 months.

The following table presents the amortized cost basis as of December 31, 2023 of the Bancorp's residential mortgage loans that were modified for borrowers experiencing financial difficulty, by type of modification during the year ended December 31:

2023 ($ in millions)	Total	% of Total Class
Payment delay	$ 18	0.11 %
Term extension and payment delay	91	0.53
Term extension, interest rate reduction and payment delay	4	0.02
Total residential mortgage portfolio loans	$ 113	0.66 %

The Bancorp had $3 million of in-process modifications to residential mortgage loans outstanding as of December 31, 2023 which are excluded from the completed modification activity in the tables above. These in-process modifications will be reported as completed modifications once the borrower satisfies the applicable contingencies in the modification agreement and the loan is contractually modified to make the modified terms permanent.

Consumer portfolio segment

The Bancorp's modification programs for consumer loans vary based on type of loan. The most common modification program for home equity is a term extension for up to 360 months combined with a delay in repayment of delinquent amounts due until maturity, which may also be combined with an interest rate reduction. Modification programs for credit card typically involve an interest rate reduction and an increase to the minimum monthly payment in order to repay a larger portion of outstanding balances. Modifications for indirect secured consumer loans and other consumer loans are less commonly utilized as part of the Bancorp's loss mitigation activities and programs vary by specific product type.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the amortized cost basis as of December 31, 2023 of the Bancorp's consumer portfolio loans that were modified for borrowers experiencing financial difficulty, by portfolio class and type of modification during the year ended December 31:

2023 ($ in millions)	Interest Rate Reduction	Payment Delay	Interest Rate Reduction and Payment Delay	Term Extension and Payment Delay	Term Extension, Interest Rate Reduction and Payment Delay	Total	% of Total Class
Home equity	$ 4	1	1	2	8	16	0.41 %
Credit card	27	—	—	—	—	27	1.45
Other consumer loans	—	6	—	—	—	6	0.09
Total consumer portfolio loans	$ 31	7	1	2	8	49	0.18 %

Financial effects of loan modifications

The following table presents the financial effects of the Bancorp's significant types of portfolio loan modifications to borrowers experiencing financial difficulty, by portfolio class during the year ended December 31, 2023:

	Financial Effects
Commercial loans:	
Commercial and industrial loans	Weighted-average length of term extensions was 11 months and the amount of payment delays represented approximately 5% of the related loan balances.
Commercial mortgage owner-occupied loans	Weighted-average length of term extensions was 15 months.
Commercial mortgage nonowner-occupied loans	Weighted-average length of term extensions was 16 months.
Commercial construction loans	Weighted-average length of term extensions was 12 months.
Residential mortgage loans	Weighted-average length of term extensions was 155 months and the amount of payment delays represented approximately 17% of the related loan balances.
Consumer loans:	
Home equity	Weighted-average length of term extensions was 24.2 years, the weighted-average interest rate reduction was from 8.7% to 7.0% and the amount of payment delays represented approximately 5% of the related loan balances.
Credit card	Weighted-average interest rate reduction was from 23.7% to 3.9%.
Other consumer loans	Amount of payment delays represented approximately 6% of the related loan balances.

Credit quality of modified loans

The Bancorp closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts.

The following table presents the Bancorp's portfolio loans that were modified to borrowers experiencing financial difficulty, by age and portfolio class during the year ended December 31:

2023 ($ in millions)	Current	Past Due 30-89 Days	Past Due 90 Days or More	Total
Commercial loans:				
Commercial and industrial loans	$ 184	9	52	245
Commercial mortgage owner-occupied loans	26	—	1	27
Commercial mortgage nonowner-occupied loans	68	—	—	68
Commercial construction loans	113	—	—	113
Residential mortgage loans	86	15	12	113
Consumer loans:				
Home equity	14	2	—	16
Credit card[a]	19	5	3	27
Other consumer loans	6	—	—	6
Total portfolio loans	$ 516	31	68	615

(a) Credit card loans continue to be reported as delinquent after modification as they are not returned to current status until the borrower demonstrates a willingness and ability to repay the loan according to its modified terms.

The Bancorp considers modifications to borrowers experiencing financial difficulty that subsequently become 90 days or more past due under the modified terms as subsequently defaulted. The following table presents the amortized cost basis of the modifications to borrowers experiencing financial difficulty that subsequently defaulted during the year ended December 31, 2023 and were within twelve months of the modification date:

	Amortized Cost Basis					
($ in millions)[a]	Term Extension	Interest Rate Reduction	Payment Delay	Term Extension and Payment Delay	Term Extension, Interest Rate Reduction and Payment Delay	Total
Commercial loans:						
Commercial and industrial loans	$ 51	—	—	—	—	51
Commercial mortgage owner-occupied loans	1	—	—	—	—	1
Residential mortgage loans	—	—	2	11	1	14
Consumer loans:						
Home equity	—	1	—	—	—	1
Credit card	—	10	—	—	—	10
Total portfolio loans	$ 52	11	2	11	1	77

(a) Excludes loans modified prior to the adoption of ASU 2022-02.

Troubled Debt Restructurings

Prior to the adoption of ASU 2022-02 on January 1, 2023, loans were accounted for as TDRs if the Bancorp, for economic or legal reasons related to the borrower's financial difficulties, granted a concession to the borrower that it would not otherwise consider. Refer to Note 1 for additional information on the Bancorp's accounting policies for the identification and measurement of TDRs and the related impact on the ALLL for periods prior to January 1, 2023.

The Bancorp had commitments to lend additional funds to borrowers whose terms have been modified in a TDR, consisting of line of credit and letter of credit commitments of $130 million and $60 million, respectively, as of December 31, 2022.

The following tables provide a summary of portfolio loans, by class, modified in a TDR by the Bancorp during the years ended December 31:

2022 ($ in millions)	Number of Loans Modified in a TDR During the Year[a]	Amortized Cost Basis of Loans Modified in a TDR During the Year	Increase (Decrease) to ALLL Upon Modification	Charge-offs Recognized Upon Modification
Commercial loans:				
Commercial and industrial loans	89	$ 234	3	9
Commercial mortgage owner-occupied loans	12	7	—	—
Commercial mortgage nonowner-occupied loans	7	24	—	—
Commercial construction loans	3	10	(2)	—
Residential mortgage loans	1,073	163	7	—
Consumer loans:				
Home equity	231	16	(3)	—
Indirect secured consumer loans	3,394	63	2	—
Credit card	5,282	28	12	—
Total portfolio loans	10,091	$ 545	19	9

(a) Represents number of loans post-modification and excludes loans previously modified in a TDR.

2021 ($ in millions)	Number of Loans Modified in a TDR During the Year[a]	Amortized Cost Basis of Loans Modified in a TDR During the Year	Increase (Decrease) to ALLL Upon Modification	Charge-offs Recognized Upon Modification
Commercial loans:				
Commercial and industrial loans	86	$ 150	1	—
Commercial mortgage owner-occupied loans	10	8	—	—
Commercial mortgage nonowner-occupied loans	5	29	—	—
Commercial construction loans	1	34	—	—
Residential mortgage loans	519	93	4	—
Consumer loans:				
Home equity	206	10	(3)	—
Indirect secured consumer loans	4,567	96	1	—
Credit card	5,488	30	9	1
Total portfolio loans	10,882	$ 450	12	1

(a) Represents number of loans post-modification and excludes loans previously modified in a TDR.

The Bancorp considered TDRs that became 90 days or more past due under the modified terms as subsequently defaulted. The following tables provide a summary of TDRs that subsequently defaulted during the years ended December 31, 2022 and 2021 and were within 12 months of the restructuring date:

December 31, 2022 ($ in millions)[a]	Number of Contracts	Amortized Cost Basis
Commercial loans:		
Commercial and industrial loans	8	$ —
Commercial mortgage owner-occupied loans	2	—
Commercial mortgage nonowner-occupied loans	1	—
Commercial construction loans	1	2
Residential mortgage loans	247	33
Consumer loans:		
Home equity	24	1
Indirect secured consumer loans	157	3
Credit card	356	1
Total portfolio loans	796	$ 40

(a) Excludes all loans held for sale and loans acquired with deteriorated credit quality which were accounted for within a pool.

December 31, 2021 ($ in millions)[a]	Number of Contracts	Amortized Cost Basis
Commercial loans:		
Commercial and industrial loans	7	$ 1
Commercial mortgage owner-occupied loans	3	1
Commercial mortgage nonowner-occupied loans	2	25
Residential mortgage loans	82	10
Consumer loans:		
Home equity	28	1
Indirect secured consumer loans	130	2
Credit card	215	1
Total portfolio loans	467	$ 41

(a) Excludes all loans held for sale and loans acquired with deteriorated credit quality which were accounted for within a pool.

7. Bank Premises and Equipment

The following table provides a summary of bank premises and equipment as of December 31:

($ in millions)	Estimated Useful Life			2023	2022
Equipment	1	-	20 years	$ 2,578	2,492
Buildings[a]	1	-	30 years	1,742	1,699
Leasehold improvements	1	-	30 years	685	568
Land and improvements[a]				618	640
Construction in progress[a]				180	124
Bank premises and equipment held for sale:					
Land and improvements				15	17
Buildings				4	7
Accumulated depreciation and amortization				(3,473)	(3,360)
Total bank premises and equipment				$ 2,349	2,187

(a) Buildings, land and improvements and construction in progress included $9 and $27 associated with parcels of undeveloped land intended for future branch expansion at December 31, 2023 and 2022, respectively.

Depreciation and amortization expense related to bank premises and equipment, including amortization of finance lease ROU assets, was $292 million, $273 million and $270 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Bancorp monitors changing customer preferences associated with the channels it uses for banking transactions to evaluate the efficiency, competitiveness and quality of the customer service experience in its consumer distribution network. As part of this ongoing assessment, the Bancorp may determine that it is no longer fully committed to maintaining full-service banking centers at certain locations. Similarly, the Bancorp may also determine that it is no longer fully committed to building banking centers on certain parcels of land which had previously been held for future branch expansion. As a result, the Bancorp transferred certain parcels of land with a carrying value of $23 million to OREO during the year ended December 31, 2023. Impairment losses of $8 million were recorded for the year ended December 31, 2023 upon transfer to OREO. The Bancorp closed a total of 30 banking centers throughout its footprint during the year ended December 31, 2023.

The Bancorp performs assessments of the recoverability of long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. Impairment losses associated with such assessments and lower of cost or market adjustments were $2 million, $9 million and $7 million for the years ended December 31, 2023, 2022 and 2021, respectively. The recognized impairment losses were recorded in other noninterest income in the Consolidated Statements of Income.

8. Operating Lease Equipment

Operating lease equipment was $459 million and $627 million at December 31, 2023 and 2022, respectively, net of accumulated depreciation of $355 million and $338 million at December 31, 2023 and 2022, respectively. The Bancorp recorded lease income of $135 million, $146 million and $152 million relating to lease payments for operating leases in leasing business revenue in the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021, respectively. Depreciation expense related to operating lease equipment was $110 million, $121 million and $124 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Bancorp received payments of $140 million and $147 million related to operating leases during the years ended December 31, 2023 and 2022, respectively.

The Bancorp performs assessments of the recoverability of long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. As a result of these recoverability assessments, the Bancorp recognized an immaterial amount, $2 million and $25 million of impairment losses associated with operating lease assets for the years ended December 31, 2023, 2022 and 2021, respectively. The recognized impairment losses were recorded in leasing business revenue in the Consolidated Statements of Income.

The following table presents future lease payments receivable from operating leases for 2024 through 2028 and thereafter:

As of December 31, 2023 ($ in millions)	Undiscounted Cash Flows
2024	$ 104
2025	78
2026	51
2027	26
2028	11
Thereafter	16
Total operating lease payments	$ 286

9. Lease Obligations - Lessee

The Bancorp leases certain banking centers, ATM sites, land for owned buildings and equipment. The Bancorp's lease agreements typically do not contain any residual value guarantees or any material restrictive covenants.

The following table provides a summary of lease assets and lease liabilities as of December 31:

($ in millions)	Consolidated Balance Sheets Caption	2023	2022
Assets			
Operating lease right-of-use assets	Other assets	$ 511	508
Finance lease right-of-use assets	Bank premises and equipment	126	150
Total right-of-use assets[a]		$ 637	658
Liabilities			
Operating lease liabilities	Accrued taxes, interest and expenses	$ 601	599
Finance lease liabilities	Long-term debt	134	156
Total lease liabilities		$ 735	755

(a)   Operating and finance lease right-of-use assets are recorded net of accumulated amortization of $292 and $77, respectively, as of December 31, 2023, and $255 and $66, respectively, as of December 31, 2022.

The following table presents the components of lease costs for the years ended December 31:

($ in millions)	Consolidated Statements of Income Caption	2023	2022	2021
Lease costs:				
Amortization of ROU assets	Net occupancy and equipment expense	$ 19	19	18
Interest on lease liabilities	Interest on long-term debt	5	5	4
Total finance lease costs		$ 24	24	22
Operating lease cost	Net occupancy expense	$ 87	84	80
Short-term lease cost	Net occupancy expense	2	1	2
Variable lease cost	Net occupancy expense	29	28	31
Sublease income	Net occupancy expense	(2)	(3)	(3)
Total operating lease costs		$ 116	110	110
Total lease costs		$ 140	134	132

The Bancorp performs impairment assessments for ROU assets when events or changes in circumstances indicate that their carrying values may not be recoverable. In addition to the lease costs disclosed in the table above, the Bancorp recognized $2 million, $2 million and $3 million of impairment losses and termination charges for the ROU assets related to certain operating leases for the years ended

December 31, 2023, 2022 and 2021, respectively. The recognized losses were recorded in net occupancy expense in the Consolidated Statements of Income.

The following table presents undiscounted cash flows for both operating leases and finance leases for 2024 through 2028 and thereafter as well as a reconciliation of the undiscounted cash flows to the total lease liabilities:

As of December 31, 2023 ($ in millions)		Operating Leases	Finance Leases	Total
2024	$	93	20	113
2025		86	14	100
2026		77	9	86
2027		69	8	77
2028		61	8	69
Thereafter		369	113	482
Total undiscounted cash flows	$	755	172	927
Less: Difference between undiscounted cash flows and discounted cash flows		154	38	192
Present value of lease liabilities	$	601	134	735

The following table presents the weighted-average remaining lease term and weighted-average discount rate as of December 31:

	2023	2022
Weighted-average remaining lease term (years):		
Operating leases	11.07	10.80
Finance leases	15.21	15.31
Weighted-average discount rate:		
Operating leases	3.72 %	3.35
Finance leases	3.02	2.94

The following table presents information related to lease transactions for the years ended December 31:

($ in millions)		2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:[a]				
Operating cash flows from operating leases	$	91	90	88
Operating cash flows from finance leases		5	5	4
Financing cash flows from finance leases		16	23	16
Gains on sale-leaseback transactions		2	4	2

(a)   The cash flows related to short-term and variable lease payments are not included in the amounts presented as they were not included in the measurement of lease liabilities.

10. Goodwill

Business combinations entered into by the Bancorp typically result in the recognition of goodwill. Acquisition activity includes acquisitions in the respective period in addition to purchase accounting adjustments related to previous acquisitions.

The Bancorp completed its annual goodwill impairment test as of September 30, 2023 and the estimated fair values of the Commercial Banking, Consumer and Small Business Banking and Wealth and Asset Management reporting units exceeded their carrying values, including goodwill.

Changes in the net carrying amount of goodwill, by reporting unit, for the years ended December 31, 2023 and 2022 were as follows:

($ in millions)	Commercial Banking	Consumer and Small Business Banking	Wealth and Asset Management	General Corporate and Other	Total
Goodwill	$ 2,730	2,518	231	—	5,479
Accumulated impairment losses	(750)	(215)	—	—	(965)
Net carrying value as of December 31, 2021	$ 1,980	2,303	231	—	4,514
Acquisition activity	—	440	—	—	440
Reallocation of goodwill	378	(378)	—	—	—
Sale of businesses	(34)	—	(5)	—	(39)
Net carrying value as of December 31, 2022	**2,324**	**2,365**	**226**	**—**	**4,915**
Acquisition activity	—	4	—	—	4
Net carrying value as of December 31, 2023	**$ 2,324**	**2,369**	**226**	**—**	**4,919**

11. Intangible Assets

Intangible assets consist of core deposit intangibles, developed technology, customer relationships, and other intangible assets which include trade names, backlog, operating leases and non-compete agreements. Intangible assets are amortized on either a straight-line or an accelerated basis over their estimated useful lives and, based on the type of intangible asset, the amortization expense may be recorded in either leasing business revenue or other noninterest expense in the Consolidated Statements of Income.

The details of the Bancorp's intangible assets are shown in the following table:

($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
As of December 31, 2023			
Core deposit intangibles	$ 209	(184)	25
Developed technology	106	(33)	73
Customer relationships	30	(10)	20
Other	16	(9)	7
Total intangible assets	$ 361	(236)	125
As of December 31, 2022			
Core deposit intangibles	$ 229	(182)	47
Developed technology	106	(17)	89
Customer relationships	30	(7)	23
Other	20	(10)	10
Total intangible assets	$ 385	(216)	169

As of December 31, 2023, all of the Bancorp's intangible assets were being amortized. Amortization expense recognized on intangible assets was $43 million, $48 million and $47 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Bancorp's projections of amortization expense shown in the following table are based on existing asset balances as of December 31, 2023. Future amortization expense may vary from these projections.

Estimated amortization expense for the years ending December 31, 2024 through 2028 is as follows:

($ in millions)	Total
2024	$ 35
2025	28
2026	22
2027	14
2028	9

12. Variable Interest Entities

The Bancorp, in the normal course of business, engages in a variety of activities that involve VIEs, which are legal entities that lack sufficient equity at risk to finance their activities without additional subordinated financial support or the equity investors of the entities as a group lack any of the characteristics of a controlling interest. The Bancorp evaluates its interest in certain entities to determine if these entities meet the definition of a VIE and whether the Bancorp is the primary beneficiary and should consolidate the entity based on the variable interests it held both at inception and when there is a change in circumstances that requires a reconsideration. If the Bancorp is determined to be the primary beneficiary of a VIE, it must account for the VIE as a consolidated subsidiary. If the Bancorp is determined not to be the primary beneficiary of a VIE but holds a variable interest in the entity, such variable interests are accounted for under the equity method of accounting or other accounting standards as appropriate.

Consolidated VIEs

The Bancorp has consolidated VIEs related to automobile loan securitizations and a solar loan securitization where it has determined that it is the primary beneficiary. The following table provides a summary of assets and liabilities carried on the Consolidated Balance Sheets for the consolidated VIEs as of:

($ in millions)	December 31, 2023	December 31, 2022
Assets:		
Other short-term investments	$ 55	17
Indirect secured consumer loans	1,535	141
Other consumer loans	38	44
ALLL	(28)	(2)
Other assets	10	2
Total assets	$ 1,610	202
Liabilities:		
Other liabilities	$ 14	9
Long-term debt	1,409	118
Total liabilities	$ 1,423	127

In a securitization transaction that occurred in August of 2023, the Bancorp transferred $1.74 billion in aggregate automobile loans to a bankruptcy remote trust which was deemed to be a VIE. This trust then issued approximately $1.58 billion of asset-backed notes, of which approximately $79 million were retained by the Bancorp. Refer to Note 17 for more information. The Bancorp had previously completed a securitization transaction in which the Bancorp transferred certain consumer automobile loans to a bankruptcy remote trust which was also deemed to be a VIE. In the first quarter of 2023, the Bancorp exercised its cleanup call option on this automobile securitization that was outstanding as of December 31, 2022. The Bancorp acquired all remaining automobile loans plus accrued interest, and those proceeds were used by the trust to repay the outstanding securitized debt.

As a result of a business acquisition in the second quarter of 2022, the Bancorp acquired interests in a previously completed securitization transaction in which solar loans were transferred to a bankruptcy remote trust which was deemed to be a VIE.

In each of these securitization transactions, the primary purposes of the VIEs were to issue asset-backed securities with varying levels of credit subordination and payment priority, as well as residual interests, and to provide access to liquidity for originated loans. The Bancorp retained residual interests in the VIEs and, therefore, has an obligation to absorb losses and a right to receive benefits from the VIEs that could potentially be significant to the VIEs. In addition, the Bancorp retained servicing rights for the underlying loans and, therefore, holds the power to direct the activities of the VIEs that most significantly impact the economic performance of the VIEs. As a result, the Bancorp concluded that it is the primary beneficiary of the VIEs and has consolidated these VIEs. The assets of the VIEs are restricted to the settlement of the asset-backed securities and other obligations of the VIEs. The third-party holders of the asset-backed notes do not have recourse to the general assets of the Bancorp.

The economic performance of the VIEs is most significantly impacted by the performance of the underlying loans. The principal risks to which the VIEs are exposed include credit risk and prepayment risk. The credit and prepayment risks are managed through credit enhancements in the form of reserve accounts, over-collateralization, excess interest on the loans and the subordination of certain classes of asset-backed securities to other classes.

Non-consolidated VIEs

The following tables provide a summary of assets and liabilities carried on the Consolidated Balance Sheets related to non-consolidated VIEs for which the Bancorp holds an interest, but is not the primary beneficiary of the VIE, as well as the Bancorp's maximum exposure to losses associated with its interests in the entities as of:

December 31, 2023 ($ in millions)		Total Assets	Total Liabilities	Maximum Exposure
CDC investments	$	2,007	690	2,054
Private equity investments		230	—	400
Loans provided to VIEs		4,274	—	6,395
Lease pool entities		42	—	42
Solar loan securitizations		9	—	9

December 31, 2022 ($ in millions)		Total Assets	Total Liabilities	Maximum Exposure
CDC investments	$	1,856	653	1,856
Private equity investments		186	—	349
Loans provided to VIEs		4,374	—	6,438
Lease pool entities		61	—	61
Solar loan securitizations		10	—	10

CDC investments

CDC invests in projects to create affordable housing and revitalize business and residential areas. CDC generally co-invests with other unrelated companies and/or individuals and typically makes investments in a separate legal entity that owns the property under development. The entities are usually formed as limited partnerships and LLCs and CDC typically invests as a limited partner/investor member in the form of equity contributions. The economic performance of the VIEs is driven by the performance of their underlying investment projects as well as the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. The Bancorp has determined that it is not the primary beneficiary of these VIEs because it lacks the power to direct the activities that most significantly impact the economic performance of the underlying project or the VIEs' ability to operate in compliance with the rules and regulations necessary for the qualification of tax credits generated by equity investments. This power is held by the managing members who exercise full and exclusive control of the operations of the VIEs. For information regarding the Bancorp's accounting for these investments, refer to Note 1.

The Bancorp's funding requirements are limited to its invested capital and any additional unfunded commitments for future equity contributions. The Bancorp's maximum exposure to loss as a result of its involvement with the VIEs is limited to the carrying amounts of the investments, including the unfunded commitments. The carrying amounts of these investments, which are included in other assets in the Consolidated Balance Sheets, and the liabilities related to unconditional unfunded commitments, which are included in other liabilities in the Consolidated Balance Sheets, are included in the previous tables for all periods presented. Certain CDC investments include undrawn liquidity and lending commitments which are included in the maximum exposure amount but not included in the Consolidated Balance Sheets as these commitments are contingent on future events. The Bancorp has no other liquidity arrangements or obligations to purchase assets of the VIEs that would expose the Bancorp to a loss. In certain arrangements, the general partner/managing member of the VIE has guaranteed a level of projected tax credits to be received by the limited partners/investor members, thereby minimizing a portion of the Bancorp's risk.

At both December 31, 2023 and 2022, the Bancorp's CDC investments included $1.6 billion of investments in affordable housing tax credits recognized in other assets in the Consolidated Balance Sheets. The unfunded commitments related to these investments were $684 million and $643 million at December 31, 2023 and 2022, respectively. The unfunded commitments as of December 31, 2023 are expected to be funded from 2024 to 2040.

The Bancorp has accounted for all of its qualifying LIHTC investments using the proportional amortization method of accounting. The following table summarizes the impact to the Consolidated Statements of Income related to these investments for the years ended December 31:

	Consolidated Statements of Income Caption[a]		**2023**	2022	2021
Proportional amortization	Applicable income tax expense	$	**200**	189	163
Tax credits and other benefits	Applicable income tax expense		**(230)**	(219)	(193)

(a) *The Bancorp did not recognize impairment losses resulting from the forfeiture or ineligibility of tax credits or other circumstances during the years ended December 31, 2023, 2022 and 2021.*

Private equity investments

The Bancorp invests as a limited partner in private equity investment funds which provide the Bancorp an opportunity to obtain higher rates of return on invested capital, while also providing strategic opportunities in certain cases. Each of the limited partnerships has an unrelated third-party general partner responsible for appointing the fund manager. The Bancorp has not been appointed fund manager for any of these private equity investments. The funds finance primarily all of their activities from the partners' capital contributions and investment returns.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bancorp has determined that it is not the primary beneficiary of the funds because it does not have the obligation to absorb the funds' expected losses or the right to receive the funds' expected residual returns that could potentially be significant to the funds and lacks the power to direct the activities that most significantly impact the economic performance of the funds. The Bancorp, as a limited partner, does not have substantive participating or substantive kick-out rights over the general partner. Therefore, the Bancorp accounts for its investments in these limited partnerships under the equity method of accounting.

The Bancorp is exposed to losses arising from the negative performance of the underlying investments in the private equity investment funds. As a limited partner, the Bancorp's maximum exposure to loss is limited to the carrying amounts of the investments plus unfunded commitments. The carrying amounts of these investments, which are included in other assets in the Consolidated Balance Sheets, are presented in previous tables. Also, at December 31, 2023 and 2022, the Bancorp's unfunded commitment amounts to the private equity funds were $170 million and $163 million, respectively. As part of previous commitments, the Bancorp made capital contributions to private equity investments of $47 million and $44 million during the years ended December 31, 2023 and 2022, respectively.

Loans provided to VIEs
The Bancorp has provided funding to certain unconsolidated VIEs sponsored by third parties. These VIEs are generally established to finance certain consumer and small business loans originated by third parties. The entities are primarily funded through the issuance of a loan from the Bancorp or a syndication through which the Bancorp is involved. The sponsor/administrator of the entities is responsible for servicing the underlying assets in the VIEs. Because the sponsor/administrator, not the Bancorp, holds the servicing responsibilities, which include the establishment and employment of default mitigation policies and procedures, the Bancorp does not hold the power to direct the activities that most significantly impact the economic performance of the entity and, therefore, is not the primary beneficiary.

The principal risk to which these entities are exposed is credit risk related to the underlying assets. The Bancorp's maximum exposure to loss is equal to the carrying amounts of the loans and unfunded commitments to the VIEs. The Bancorp's outstanding loans to these VIEs are included in commercial loans in Note 5. As of both December 31, 2023 and 2022, the Bancorp's unfunded commitments to these entities were $2.1 billion. The loans and unfunded commitments to these VIEs are included in the Bancorp's overall analysis of the ALLL and reserve for unfunded commitments, respectively. The Bancorp does not provide any implicit or explicit liquidity guarantees or principal value guarantees to these VIEs.

Lease pool entities
The Bancorp is a co-investor with other unrelated leasing companies in three LLCs designed for the purpose of purchasing pools of residual interests in leases which have been originated or purchased by the other investing member. For each LLC, the leasing company is the managing member and has full authority over the day-to-day operations of the entity. While the Bancorp holds more than 50% of the equity interests in each LLC, the operating agreements require both members to consent to significant corporate actions, such as liquidating the entity or removing the manager. In addition, the Bancorp has a preference with regards to distributions such that all of the Bancorp's equity contribution for each pool must be distributed, plus a pre-defined rate of return, before the other member may receive distributions. The leasing company is also entitled to the return of its investment plus a pre-defined rate of return before any residual profits are distributed to the members.

The lease pool entities are primarily subject to risk of losses on the lease residuals purchased. The Bancorp's maximum exposure to loss is equal to the carrying amount of the investments. The Bancorp has determined that it is not the primary beneficiary of these VIEs because it does not have the power to direct the activities that most significantly impact the economic performance of the entities. This power is held by the leasing company, who as managing member controls the servicing of the leases and collection of the proceeds on the residual interests.

Solar loan securitizations
As a result of a business acquisition in the second quarter of 2022, the Bancorp acquired interests in previously completed securitization transactions in which solar loans were transferred to bankruptcy remote trusts which were deemed to be VIEs. In each of these securitization transactions, the primary purposes of the VIEs were to issue asset-backed securities with varying levels of credit subordination and payment priority, as well as residual interests, and to provide access to liquidity for originated loans. The Bancorp retained certain risk retention interests in the classes of securities issued by the VIEs and retained servicing rights for the underlying loans. The Bancorp's maximum exposure to loss is equal to the carrying amount of the investments. The Bancorp has determined that it is not the primary beneficiary of the VIEs because it does not have the obligation to absorb the VIEs expected losses or the right to receive the VIEs expected residual returns that could potentially be significant to the VIEs. The risk retention interests held by the Bancorp were included in available-for-sale debt and other securities in the Consolidated Balance Sheets.

13. Sales of Receivables and Servicing Rights

Residential Mortgage Loan Sales
The Bancorp sold fixed and adjustable-rate residential mortgage loans during the years ended December 31, 2023, 2022 and 2021. In those sales, the Bancorp obtained servicing responsibilities and provided certain standard representations and warranties; however, the investors have no recourse to the Bancorp's other assets for failure of debtors to pay when due. The Bancorp receives servicing fees based on a percentage of the outstanding balance. The Bancorp identifies classes of servicing assets based on financial asset type and interest rates.

Information related to residential mortgage loan sales and the Bancorp's mortgage banking activity, which is included in mortgage banking net revenue in the Consolidated Statements of Income, for the years ended December 31 is as follows:

($ in millions)	2023	2022	2021
Residential mortgage loan sales[a]	$ 4,888	13,307	16,900
Origination fees and gains on loan sales	79	91	285
Gross mortgage servicing fees	319	310	247

(a) Represents the unpaid principal balance at the time of the sale.

Servicing Rights
The Bancorp measures all of its mortgage servicing rights at fair value with changes in fair value reported in mortgage banking net revenue in the Consolidated Statements of Income.

The following table presents changes in the servicing rights related to residential mortgage loans for the years ended December 31:

($ in millions)	2023	2022
Balance, beginning of period	$ 1,746	1,121
Servicing rights originated	71	235
Servicing rights purchased	25	213
Changes in fair value:		
Due to changes in inputs or assumptions[a]	43	355
Other changes in fair value[b]	(148)	(178)
Balance, end of period	$ 1,737	1,746

(a) Primarily reflects changes in prepayment speed and OAS assumptions which are updated based on market interest rates.
(b) Primarily reflects changes due to realized cash flows and the passage of time.

The Bancorp maintains a non-qualifying hedging strategy to manage a portion of the risk associated with changes in the value of the MSR portfolio. This strategy may include the purchase of free-standing derivatives and various available-for-sale debt and trading debt securities. The interest income, mark-to-market adjustments and gain or loss from sale activities associated with these portfolios are expected to economically hedge a portion of the change in value of the MSR portfolio caused by fluctuating OAS, earnings rates and prepayment speeds. The fair value of the servicing asset is based on the present value of expected future cash flows.

The following table presents activity related to valuations of the MSR portfolio and the impact of the non-qualifying hedging strategy for the years ended December 31:

($ in millions)	2023	2022	2021
Securities losses, net - non-qualifying hedges on mortgage servicing rights	$ —	(2)	(2)
Changes in fair value and settlement of free-standing derivatives purchased to economically hedge the MSR portfolio[a]	(43)	(363)	(123)
MSR fair value adjustment due to changes in inputs or assumptions[a]	43	355	142

(a) Included in mortgage banking net revenue in the Consolidated Statements of Income.

The key economic assumptions used in measuring the servicing rights related to residential mortgage loans that continued to be held by the Bancorp at the date of sale, securitization, or purchase resulting from transactions completed during the years ended December 31 were as follows:

	2023			2022		
	Weighted-Average Life (in years)	Prepayment Speed (annual)	OAS (bps)	Weighted-Average Life (in years)	Prepayment Speed (annual)	OAS (bps)
Fixed-rate	6.6	12.4 %	596	7.6	9.2 %	753
Adjustable-rate	3.0	27.9	774	2.8	29.0	803

At December 31, 2023 and 2022, the Bancorp serviced $100.8 billion and $103.2 billion, respectively, of residential mortgage loans for other investors. The value of MSRs that continue to be held by the Bancorp is subject to credit, prepayment and interest rate risks on the sold financial assets. The weighted-average coupon of the MSR portfolio was 3.72% and 3.59% at December 31, 2023 and 2022, respectively.

At December 31, 2023, the sensitivity of the current fair value of residual cash flows to immediate 10%, 20% and 50% adverse changes in prepayment speed assumptions and immediate 10% and 20% adverse changes in OAS for servicing rights related to residential mortgage loans are as follows:

| ($ in millions)[a] | Fair Value | Weighted-Average Life (in years) | Rate | Prepayment Speed Assumption | | | OAS (bps) | OAS Assumption | |
| | | | | Impact of Adverse Change on Fair Value | | | | Impact of Adverse Change on Fair Value | |
				10%	20%	50%		10%	20%
Fixed-rate	$ 1,732	8.6	5.9 %	$ (46)	(87)	(193)	569	$ (42)	(83)
Adjustable-rate	5	5.5	20.3	(1)	(1)	(2)	1,016	—	—

(a) The impact of the weighted-average default rate on the current fair value of residual cash flows for all scenarios is immaterial.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on these variations in the assumptions typically cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The Bancorp believes that variations of these levels are reasonably possible; however, there is the potential that adverse changes in key assumptions could be even greater. Also, in the previous table, the effect of a variation in a particular assumption on the fair value of the interests that continue to be held by the Bancorp is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which might magnify or counteract these sensitivities.

14. Derivative Financial Instruments

The Bancorp maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate, prepayment and foreign currency volatility. Additionally, the Bancorp holds derivative instruments for the benefit of its commercial customers and for other business purposes. The Bancorp does not enter into unhedged speculative derivative positions.

The Bancorp's interest rate risk management strategy involves modifying the repricing characteristics of certain financial instruments so that changes in interest rates do not adversely affect the Bancorp's net interest margin and cash flows. Derivative instruments that the Bancorp may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward contracts, forward starting interest rate swaps, options, swaptions and TBA securities. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating-rate payments, based on a stated notional amount and maturity date. Interest rate floors protect against declining rates, while interest rate caps protect against rising interest rates. Forward contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. Options provide the purchaser with the right, but not the obligation, to purchase or sell a contracted item during a specified period at an agreed upon price. Swaptions are financial instruments granting the owner the right, but not the obligation, to enter into or cancel a swap.

Prepayment volatility arises mostly from changes in fair value of the largely fixed-rate MSR portfolio, mortgage loans and mortgage-backed securities. The Bancorp may enter into various free-standing derivatives (principal-only swaps, interest rate swaptions, interest rate floors, mortgage options, TBA securities and interest rate swaps) to economically hedge prepayment volatility. Principal-only swaps are total return swaps based on changes in the value of the underlying mortgage principal-only trust. TBA securities are a forward purchase agreement for a mortgage-backed securities trade whereby the terms of the security are undefined at the time the trade is made.

Foreign currency volatility occurs as the Bancorp enters into certain loans denominated in foreign currencies. Derivative instruments that the Bancorp may use to economically hedge these foreign denominated loans include foreign exchange swaps and forward contracts.

The Bancorp also enters into derivative contracts (including foreign exchange contracts, commodity contracts and interest rate contracts) for the benefit of commercial customers and other business purposes. The Bancorp economically hedges significant exposures related to these free-standing derivatives by entering into offsetting third-party contracts with approved, reputable and independent counterparties with substantially matching terms and currencies. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Bancorp's exposure is limited to the replacement value of the contracts rather than the notional, principal or contract amounts. Credit risk is minimized through credit approvals, limits, counterparty collateral and monitoring procedures.

The fair value of derivative instruments is presented on a gross basis, even when the derivative instruments are subject to master netting arrangements. Derivative instruments with a positive fair value are reported in other assets in the Consolidated Balance Sheets while derivative instruments with a negative fair value are reported in other liabilities in the Consolidated Balance Sheets. Cash collateral payables and receivables associated with the derivative instruments are not added to or netted against the fair value amounts with the exception of certain variation margin payments that are considered legal settlements of the derivative contracts. For derivative contracts cleared through certain central clearing parties who have modified their rules to treat variation margin payments as settlements, the variation margin payments are applied to net the fair value of the respective derivative contracts.

The Bancorp's derivative contracts include certain contractual features in which either the Bancorp or the counterparties may be required to provide collateral, typically in the form of cash or securities, as initial margin and to offset changes in the fair value of the derivatives, including changes in the fair value due to credit risk, either of the Bancorp or the counterparty. In measuring the fair value of its derivative contracts, the Bancorp considers its own credit risk, taking into consideration collateral maintenance requirements of certain derivative counterparties and the duration of instruments with counterparties that do not require collateral maintenance.

As of both December 31, 2023 and 2022, the balance of collateral held by the Bancorp for derivative assets was $1.3 billion. For derivative contracts cleared through certain central clearing parties whose rules treat variation margin payments as settlements of the derivative contract, the payments for variation margin of $587 million and $1.0 billion were applied to reduce the respective derivative contracts and were also not included in the total amount of collateral held as of December 31, 2023 and 2022, respectively. The credit component negatively impacting the fair value of derivative assets associated with customer accommodation contracts was $7 million and $9 million as of December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, the balance of collateral posted by the Bancorp, as either initial margin or due to changes in fair value of the related derivative contracts, was $1.1 billion and $913 million, respectively. Additionally, $721 million and $1.0 billion of variation margin payments were applied to the respective derivative contracts to reduce the Bancorp's derivative liabilities as of December 31, 2023 and 2022, respectively, and were also not included in the total amount of collateral posted. Certain of the Bancorp's derivative liabilities contain credit risk-related contingent features that could result in the requirement to post additional collateral upon the occurrence of specified events. As of December 31, 2023 and 2022, the fair value of the additional collateral that could be required to be posted as a result of the credit risk-related contingent features being triggered was immaterial to the Bancorp's Consolidated Financial Statements. The posting of collateral has been determined to remove the need for further consideration of credit risk. As a result, the Bancorp determined that the impact of the Bancorp's credit risk to the valuation of its derivative liabilities was immaterial to the Bancorp's Consolidated Financial Statements.

The Bancorp holds certain derivative instruments that qualify for hedge accounting treatment and are designated as either fair value hedges or cash flow hedges. Derivative instruments that do not qualify for hedge accounting treatment, or for which hedge accounting is not established, are held as free-standing derivatives. All customer accommodation derivatives are held as free-standing derivatives.

The following tables reflect the notional amounts and fair values for all derivative instruments included in the Consolidated Balance Sheets as of:

		Fair Value	
December 31, 2023 ($ in millions)	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives Designated as Qualifying Hedging Instruments:			
Fair value hedges:			
Interest rate swaps related to long-term debt	$ 5,955	—	32
Total fair value hedges		—	32
Cash flow hedges:			
Interest rate floors related to C&I loans	3,000	1	—
Interest rate swaps related to C&I loans	8,000	2	11
Interest rate swaps related to C&I loans - forward starting[a]	6,000	6	1
Interest rate swaps related to commercial mortgage and commercial construction loans - forward starting[a]	4,000	1	1
Total cash flow hedges		10	13
Total derivatives designated as qualifying hedging instruments		10	45
Derivatives Not Designated as Qualifying Hedging Instruments:			
Free-standing derivatives - risk management and other business purposes:			
Interest rate contracts related to MSR portfolio	3,205	81	—
Forward contracts related to residential mortgage loans measured at fair value[b]	650	—	5
Swap associated with the sale of Visa, Inc. Class B Shares	4,178	—	168
Foreign exchange contracts	190	—	4
Interest-only strips	39	1	—
Interest rate contracts for collateral management	5,000	1	1
Interest rate contracts for LIBOR transition	597	—	—
Other	30	—	—
Total free-standing derivatives - risk management and other business purposes		83	178
Free-standing derivatives - customer accommodation:			
Interest rate contracts[c][d]	95,079	885	1,162
Interest rate lock commitments	252	5	—
Commodity contracts	17,621	1,051	1,018
TBA securities	27	—	—
Foreign exchange contracts	37,734	643	596
Total free-standing derivatives - customer accommodation		2,584	2,776
Total derivatives not designated as qualifying hedging instruments		2,667	2,954
Total	$	2,677	2,999

(a)   Forward starting swaps will become effective on various dates between June 2024 and February 2025.
(b)   Includes forward sale and forward purchase contracts which are utilized to manage market risk on residential mortgage loans held for sale and the related interest rate lock commitments in addition to certain portfolio residential mortgage loans measured at fair value.
(c)   Derivative assets and liabilities are presented net of variation margin of $335 and $58, respectively.
(d)   Includes replacement contracts with a notional amount of approximately $675 million which were the result of certain central clearing parties replacing existing LIBOR-based contracts with multiple separate contracts as part of the LIBOR transition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022 ($ in millions)	Notional Amount	Fair Value	
		Derivative Assets	Derivative Liabilities
Derivatives Designated as Qualifying Hedging Instruments:			
Fair value hedges:			
Interest rate swaps related to long-term debt	$ 5,955	126	195
Total fair value hedges		126	195
Cash flow hedges:			
Interest rate floors related to C&I loans	3,000	4	—
Interest rate swaps related to C&I loans	8,000	—	76
Interest rate swaps related to C&I loans - forward starting[a]	11,000	22	—
Interest rate swaps related to commercial mortgage and commercial construction loans	4,000	—	25
Interest rate swaps related to commercial mortgage and commercial construction loans - forward starting[a]	4,000	5	—
Total cash flow hedges		31	101
Total derivatives designated as qualifying hedging instruments		157	296
Derivatives Not Designated as Qualifying Hedging Instruments:			
Free-standing derivatives - risk management and other business purposes:			
Interest rate contracts related to MSR portfolio	2,975	62	17
Forward contracts related to residential mortgage loans held for sale[b]	1,869	9	7
Swap associated with the sale of Visa, Inc. Class B Shares	3,358	—	195
Foreign exchange contracts	156	1	—
Interest-only strips	58	4	—
Interest rate contracts for collateral management	12,000	9	1
Interest rate contracts for LIBOR transition	597	—	—
Total free-standing derivatives - risk management and other business purposes		85	220
Free-standing derivatives - customer accommodation:			
Interest rate contracts[c]	83,605	998	1,663
Interest rate lock commitments	216	2	1
Commodity contracts	16,122	1,478	1,350
TBA securities	62	—	—
Foreign exchange contracts	25,322	453	422
Total free-standing derivatives - customer accommodation		2,931	3,436
Total derivatives not designated as qualifying hedging instruments		3,016	3,656
Total	$	3,173	3,952

(a) *Forward starting swaps will become effective on various dates between February 2023 and February 2025.*
(b) *Includes forward sale and forward purchase contracts which are utilized to manage market risk on residential mortgage loans held for sale and the related interest rate lock commitments.*
(c) *Derivative assets and liabilities are presented net of variation margin of $694 and $37, respectively.*

Fair Value Hedges

The Bancorp may enter into interest rate swaps to convert its fixed-rate funding to floating-rate or to hedge the exposure to changes in fair value of a recognized asset attributable to changes in the benchmark interest rate. Decisions to enter into these interest rate swaps are made primarily through consideration of the asset/liability mix of the Bancorp, the desired asset/liability sensitivity and interest rate levels. As of December 31, 2023, certain interest rate swaps met the criteria required to qualify for the shortcut method of accounting that permits the assumption of perfect offset. For all designated fair value hedges of interest rate risk as of December 31, 2023 that were not accounted for under the shortcut method of accounting, the Bancorp performed an assessment of hedge effectiveness using regression analysis with changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability attributable to the hedged risk recorded in the same income statement line in current period net income.

The following table reflects the changes in fair value of interest rate contracts, designated as fair value hedges and the changes in fair value of the related hedged items attributable to the risk being hedged, as well as the line items in the Consolidated Statements of Income in which the corresponding gains or losses are recorded:

For the years ended December 31 ($ in millions)	Consolidated Statements of Income Caption	2023	2022	2021
Long-term debt:				
Change in fair value of interest rate swaps hedging long-term debt	Interest on long-term debt	$ 29	(460)	(138)
Change in fair value of hedged long-term debt attributable to the risk being hedged	Interest on long-term debt	(26)	460	138
Available-for-sale debt and other securities:				
Change in fair value of interest rate swaps hedging available-for-sale debt and other securities	Interest on securities	—	8	7
Change in fair value of hedged available-for-sale debt and other securities attributable to the risk being hedged	Interest on securities	—	(8)	(7)

The following amounts were recorded in the Consolidated Balance Sheets related to cumulative basis adjustments for fair value hedges as of December 31:

($ in millions)	Consolidated Balance Sheets Caption	2023	2022
Long-term debt:			
Carrying amount of the hedged items	Long-term debt	$ 5,899	5,865
Cumulative amount of fair value hedging adjustments included in the carrying amount of the hedged items	Long-term debt	(38)	(64)
Available-for-sale debt and other securities:			
Cumulative amount of fair value hedging adjustments remaining for hedged items for which hedge accounting has been discontinued	Available-for-sale debt and other securities	(11)	(14)

Cash Flow Hedges

The Bancorp may enter into interest rate swaps to convert floating-rate assets and liabilities to fixed rates or to hedge certain forecasted transactions for the variability in cash flows attributable to the contractually specified interest rate. The assets or liabilities may be grouped in circumstances where they share the same risk exposure that the Bancorp desires to hedge. The Bancorp may also enter into interest rate caps and floors to limit cash flow variability of floating rate assets and liabilities. As of December 31, 2023, all hedges designated as cash flow hedges were assessed for effectiveness using regression analysis. The entire change in the fair value of the interest rate swap included in the assessment of hedge effectiveness is recorded in AOCI and reclassified from AOCI to current period earnings when the hedged item affects earnings. As of December 31, 2023, the maximum length of time over which the Bancorp is hedging its exposure to the variability in future cash flows is 97 months.

Reclassified gains and losses on interest rate contracts related to commercial loans are recorded within interest income in the Consolidated Statements of Income. As of December 31, 2023 and 2022, respectively, $372 million and $498 million of net deferred losses, net of tax, on cash flow hedges were recorded in AOCI in the Consolidated Balance Sheets. As of December 31, 2023, $135 million in net unrealized losses, net of tax, recorded in AOCI are expected to be reclassified into earnings during the next 12 months. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations or the addition of other hedges subsequent to December 31, 2023.

During both the years ended December 31, 2023 and 2022, there were no gains or losses reclassified from AOCI into earnings associated with the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would no longer occur by the end of the originally specified time period or within the additional period of time as defined by U.S. GAAP.

The following table presents the pre-tax net (losses) gains recorded in the Consolidated Statements of Income and in the Consolidated Statements of Comprehensive Income relating to derivative instruments designated as cash flow hedges:

For the years ended December 31 ($ in millions)	2023	2022	2021
Amount of pre-tax net losses recognized in OCI	$ (171)	(1,006)	(185)
Amount of pre-tax net (losses) gains reclassified from OCI into net income	(334)	99	293

Free-Standing Derivative Instruments – Risk Management and Other Business Purposes

As part of its overall risk management strategy relative to its mortgage banking activity, the Bancorp may enter into various free-standing derivatives (principal-only swaps, interest rate swaptions, interest rate floors, mortgage options, TBA securities and interest rate swaps to economically hedge changes in fair value of its largely fixed-rate MSR portfolio. Principal-only swaps hedge the spread between mortgage rates and benchmark rates because these swaps appreciate in value as a result of tightening spreads. Principal-only swaps also provide prepayment protection by increasing in value when prepayment speeds increase, as opposed to MSRs that lose value in a faster prepayment environment. Receive fixed/pay floating interest rate swaps and swaptions increase in value when interest rates do not increase as quickly as expected.

The Bancorp enters into forward contracts and mortgage options to economically hedge the change in fair value of certain residential mortgage loans held for sale, and certain residential mortgage portfolio loans measured at fair value, due to changes in interest rates. These contracts generally settle within one year or less. IRLCs issued on residential mortgage loan commitments that will be held for sale are also considered free-standing derivative instruments and the interest rate exposure on these commitments is economically hedged primarily with forward contracts. Revaluation gains and losses from free-standing derivatives related to mortgage banking activity are recorded as a component of mortgage banking net revenue in the Consolidated Statements of Income.

In conjunction with the sale of Visa, Inc. Class B Shares in 2009, the Bancorp entered into a total return swap in which the Bancorp will make or receive payments based on subsequent changes in the conversion rate of the Class B Shares into Class A Shares. This total return swap is accounted for as a free-standing derivative. Refer to Note 28 for more information about significant inputs and assumptions used in the valuation of this instrument.

The Bancorp entered into certain interest rate swap contracts for the purpose of managing its collateral positions across two central clearing parties. These interest rate swaps were perfectly offsetting positions that allowed the Bancorp to lower the cash posted as required initial margin at the clearing parties, which reduced its credit exposure to the clearing parties. Given that all relevant terms for these interest rate swaps are offsetting, these trades create no additional market risk for the Bancorp.

As part of the LIBOR to SOFR transition, the Bancorp received certain interest rate swap contracts from the two central clearing parties that have moved from an Effective Federal Funds Rate discounting curve to a SOFR discounting curve. The purpose of these interest rate swaps was to neutralize the impact on collateral requirements due to the change in discounting curves implemented by the central clearing parties.

The net (losses gains recorded in the Consolidated Statements of Income relating to free-standing derivative instruments used for risk management and other business purposes are summarized in the following table:

For the years ended December 31 ($ in millions)	Consolidated Statements of Income Caption	2023	2022	2021
Interest rate contracts:				
Interest rate contracts related to MSR portfolio	Mortgage banking net revenue	$ (43)	(363)	(123)
Forward contracts related to residential mortgage loans measured at fair value	Mortgage banking net revenue	(7)	3	15
Interest-only strips	Other noninterest income	(3)	—	—
Foreign exchange contracts:				
Foreign exchange contracts for risk management purposes	Other noninterest income	(3)	12	(3)
Equity contracts:				
Swap associated with sale of Visa, Inc. Class B Shares	Other noninterest income	(94)	(84)	(86)

Free-Standing Derivative Instruments – Customer Accommodation

The majority of the free-standing derivative instruments the Bancorp enters into are for the benefit of its commercial customers. These derivative contracts are not designated against specific assets or liabilities on the Consolidated Balance Sheets or to forecasted transactions and, therefore, do not qualify for hedge accounting. These instruments include foreign exchange derivative contracts entered into for the benefit of commercial customers involved in international trade to hedge their exposure to foreign currency fluctuations, commodity contracts to hedge such items as natural gas and various other derivative contracts. The Bancorp may economically hedge significant exposures related to these derivative contracts entered into for the benefit of customers by entering into offsetting contracts with approved, reputable, independent counterparties with substantially matching terms. The Bancorp hedges its interest rate exposure on commercial customer transactions by executing offsetting swap agreements with primary dealers. Revaluation gains and losses on interest rate, foreign exchange, commodity and other commercial customer derivative contracts are recorded as a component of commercial banking revenue or other noninterest income in the Consolidated Statements of Income.

The Bancorp enters into risk participation agreements, under which the Bancorp assumes credit exposure relating to certain underlying interest rate derivative contracts. The Bancorp typically only enters into these risk participation agreements in instances in which the Bancorp has participated in the loan that the underlying interest rate derivative contract was designed to hedge. The Bancorp will make payments under these agreements if a customer defaults on its obligation to perform under the terms of the underlying interest rate derivative contract.

As of December 31, 2023 and 2022, the total notional amount of the risk participation agreements was $3.6 billion and $3.7 billion, respectively, and the fair value was a liability of $6 million and $7 million, respectively, which is included in other liabilities in the Consolidated Balance Sheets. As of December 31, 2023, the risk participation agreements had a weighted-average remaining life of 2.8 years.

The Bancorp's maximum exposure in the risk participation agreements is contingent on the fair value of the underlying interest rate derivative contracts in an asset position at the time of default. The Bancorp monitors the credit risk associated with the underlying customers in the risk participation agreements through the same risk grading system currently utilized for establishing loss reserves in its loan and lease portfolio.

Risk ratings of the notional amount of risk participation agreements under this risk rating system are summarized in the following table as of December 31:

($ in millions)	2023	2022
Pass	$ 3,168	3,597
Special mention	323	81
Substandard	72	32
Total	$ 3,563	3,710

The net gains (losses) recorded in the Consolidated Statements of Income relating to free-standing derivative instruments used for customer accommodation are summarized in the following table:

For the years ended December 31 ($ in millions)	Consolidated Statements of Income Caption	2023	2022	2021
Interest rate contracts:				
Interest rate contracts for customers (contract revenue)	Commercial banking revenue	$ 35	48	38
Interest rate contracts for customers (credit portion of fair value adjustment)	Other noninterest expense	(2)	10	21
Interest rate lock commitments	Mortgage banking net revenue	52	16	149
Commodity contracts:				
Commodity contracts for customers (contract revenue)	Commercial banking revenue	36	44	23
Commodity contracts for customers (credit losses)	Other noninterest expense	—	—	(1)
Foreign exchange contracts:				
Foreign exchange contracts for customers (contract revenue)	Commercial banking revenue	89	70	61
Foreign exchange contracts for customers (contract revenue)	Other noninterest expense	(14)	8	2
Foreign exchange contracts for customers (credit portion of fair value adjustment)	Other noninterest expense	4	(3)	—

Offsetting Derivative Financial Instruments

The Bancorp's derivative transactions are generally governed by ISDA Master Agreements and similar arrangements, which include provisions governing the setoff of assets and liabilities between the parties. When the Bancorp has more than one outstanding derivative transaction with a single counterparty, the setoff provisions contained within these agreements generally allow the non-defaulting party the right to reduce its liability to the defaulting party by amounts eligible for setoff, including the collateral received as well as eligible offsetting transactions with that counterparty, irrespective of the currency, place of payment or booking office. The Bancorp's policy is to present its derivative assets and derivative liabilities on the Consolidated Balance Sheets on a gross basis, even when provisions allowing for setoff are in place. However, for derivative contracts cleared through certain central clearing parties who have modified their rules to treat variation margin payments as settlements, the fair value of the respective derivative contracts is reported net of the variation margin payments.

Collateral amounts included in the tables below consist primarily of cash and highly rated government-backed securities and do not include variation margin payments for derivative contracts with legal rights of setoff for both periods shown.

The following table provides a summary of offsetting derivative financial instruments:

| | Gross Amount Recognized in the Consolidated Balance Sheets[a] | Gross Amounts Not Offset in the Consolidated Balance Sheets | | Net Amount |
		Derivatives	Collateral[b]	
As of December 31, 2023				
Derivative assets	$ 2,672	(1,031)	(877)	764
Derivative liabilities	2,999	(1,031)	(159)	1,809
As of December 31, 2022				
Derivative assets	$ 3,171	(1,405)	(887)	879
Derivative liabilities	3,951	(1,405)	(406)	2,140

(a) Amount does not include IRLCs because these instruments are not subject to master netting or similar arrangements.
(b) Amount of collateral received as an offset to asset positions or pledged as an offset to liability positions. Collateral values in excess of related derivative amounts recognized in the Consolidated Balance Sheets were excluded from this table.

15. Other Assets
The following table provides the components of other assets included in the Consolidated Balance Sheets as of December 31:

($ in millions)	2023	2022
Derivative instruments	$ 2,677	3,173
Partnership investments	2,326	2,153
Bank owned life insurance	2,103	2,056
Accounts receivable and drafts-in-process	2,007	2,579
Deferred tax assets	1,438	1,553
Accrued interest and fees receivable	797	703
Operating lease right-of-use assets	511	508
Income tax receivable	187	74
Prepaid expenses	143	145
OREO and other repossessed property	39	24
Worldpay, Inc. TRA receivable	35	183
Other	275	308
Total other assets	$ 12,538	13,459

In conjunction with Worldpay, Inc.'s IPO in 2012, the Bancorp entered into two TRAs with Worldpay, Inc. The TRAs provide for payments by Worldpay, Inc. to the Bancorp of 85% of the cash savings actually realized as a result of the increase in tax basis that results from the historical or future purchase of equity in Worldpay Holding, LLC from the Bancorp or from the exchange of equity units in Worldpay Holding, LLC for cash or Class A Stock, as well as any tax benefits attributable to payments made under the TRA.

During the fourth quarter of 2019, the Bancorp entered into an agreement with Fidelity National Information Services, Inc. and Worldpay, Inc. under which Worldpay, Inc. was potentially obligated to pay up to approximately $366 million to the Bancorp to terminate and settle a portion of the remaining TRA cash flows, totaling an estimated $720 million, upon the exercise of certain call options by Worldpay, Inc. or certain put options by the Bancorp. In 2019, the Bancorp recognized a gain of approximately $345 million in other noninterest income associated with these options. The Worldpay, Inc. TRA receivable associated with this transaction, recorded in other assets in the Consolidated Balance Sheets, was $35 million and $183 million as of December 31, 2023 and 2022, respectively. Subsequent to December 31, 2023, the Bancorp received cash from Worldpay, Inc. to settle the receivable that had been recorded as of December 31, 2023 for the remaining put and call options. Neither the Bancorp nor Worldpay, Inc. have any significant remaining rights or obligations under this agreement.

Separate from the impact of the TRA settlement agreement discussed above, the Bancorp recognized $22 million, $46 million and $46 million in other noninterest income in the Consolidated Statements of Income associated with the TRA during the years ended December 31, 2023, 2022 and 2021, respectively. The Bancorp expects to receive approximately $10 million of future payments through 2025 under the TRA that are not subject to the call or put options. These remaining cash flows will be recognized in future periods when the related uncertainties are resolved.

16. Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term and include federal funds purchased and other short-term borrowings. Federal funds purchased are excess balances in reserve accounts held at the FRB that the Bancorp purchased from other member banks on an overnight basis. Other short-term borrowings may include FHLB advances, securities sold under repurchase agreements, derivative collateral and other borrowings with original maturities of one year or less.

The following table summarizes short-term borrowings and weighted-average rates:

($ in millions)	2023		2022	
	Amount	Rate	Amount	Rate
As of December 31:				
Federal funds purchased	$ 193	5.31 %	$ 180	4.22 %
Other short-term borrowings	2,861	5.21	4,838	3.75
Average for the years ended December 31:				
Federal funds purchased	$ 307	4.96 %	$ 381	1.69 %
Other short-term borrowings	5,044	4.90	4,544	2.39
Maximum month-end balance for the years ended December 31:				
Federal funds purchased	$ 1,143		$ 1,312	
Other short-term borrowings	7,423		8,606	

The following table presents a summary of the Bancorp's other short-term borrowings as of December 31:

($ in millions)	2023	2022
FHLB advances	$ 2,500	4,300
Securities sold under repurchase agreements	330	388
Derivative collateral	3	124
Other borrowed money	28	26
Total other short-term borrowings	$ 2,861	4,838

The Bancorp's securities sold under repurchase agreements are accounted for as secured borrowings and are collateralized by securities included in available-for-sale debt and other securities in the Consolidated Balance Sheets. These securities are subject to changes in market value and, therefore, the Bancorp may increase or decrease the level of securities pledged as collateral based upon these movements in market value. As of both December 31, 2023 and 2022, all securities sold under repurchase agreements were secured by agency mortgage-backed securities and the repurchase agreements had an overnight remaining contractual maturity.

The Bancorp's other borrowed money at December 31, 2023 primarily included obligations recognized by the Bancorp under ASC Topic 860 related to certain loans sold to GNMA and serviced by the Bancorp. Under ASC Topic 860, once the Bancorp has the unilateral right to repurchase the GNMA loans due to the borrower missing three consecutive payments, the Bancorp is considered to have regained effective control over the loan. As such, the Bancorp is required to recognize both the loan and the repurchase liability, regardless of the intent to repurchase the loans.

17. Long-Term Debt

The following table is a summary of the Bancorp's long-term borrowings at December 31:

($ in millions)	Maturity	Interest Rate	2023	2022
Parent Company				
Senior:				
Fixed-rate notes	2023	1.625%	$ —	500
Fixed-rate notes	2024	3.65%	1,500	1,498
Fixed-rate notes	2025	2.375%	749	748
Fixed-rate notes	2027	2.55%	748	747
Fixed-rate/floating-rate notes[c]	2027	1.707%	461	448
Fixed-rate notes	2028	3.95%	648	648
Fixed-rate/floating-rate notes[c]	2028	4.055%	386	381
Fixed-rate/floating-rate notes[c]	2028	6.361%	1,013	1,012
Fixed-rate/floating-rate notes[c]	2029	6.339%	1,245	—
Fixed-rate/floating-rate notes[c]	2030	4.772%	944	936
Fixed-rate/floating-rate notes[c]	2033	4.337%	561	556
Subordinated:[a]				
Fixed-rate notes	2024	4.30%	750	749
Fixed-rate notes	2038	8.25%	1,103	1,108
Subsidiaries				
Senior:				
Fixed-rate notes	2023	1.80%	—	650
Fixed-rate notes	2025	3.95%	727	723
Fixed-rate/floating-rate notes[c]	2025	5.852%	996	999
Fixed-rate notes	2027	2.25%	599	599
Subordinated:[a]				
Fixed-rate notes	2026	3.85%	749	749
Fixed-rate notes	2027	4.00%	—	173
Junior subordinated:				
Floating-rate debentures[a][b]	2035	7.07% - 7.34%	54	53
FHLB advances[d]	2024 - 2047	5.62%	1,510	21
Notes associated with consolidated VIEs:				
Automobile loan securitization, fixed-rate notes	2024 - 2031	5.52% - 5.87%	1,305	75
Solar loan securitization, fixed-rate notes	2038	4.05% - 7.00%	35	39
Other	2024 - 2052	Varies	297	302
Total			$ 16,380	13,714

(a) In aggregate, $1.5 billion and $1.9 billion qualifies as Tier 2 capital for regulatory capital purposes for the years ended December 31, 2023 and 2022, respectively.
(b) These rates reflect the floating rates as of December 31, 2023.
(c) This rate reflects the fixed rate in effect as of December 31, 2023.
(d) This rate reflects the weighted-average rate as of December 31, 2023.

The Bancorp pays down long-term debt in accordance with contractual terms over maturity periods summarized in the previous table. The aggregate annual maturities of long-term debt obligations (based on final maturity dates) as of December 31, 2023 are presented in the following table:

($ in millions)	Parent Company	Subsidiaries	Total
2024	$ 2,250	1,576	3,826
2025	749	1,757	2,506
2026	—	1,352	1,352
2027	1,209	614	1,823
2028	2,047	587	2,634
Thereafter	3,853	386	4,239
Total	$ 10,108	6,272	16,380

At December 31, 2023, the Bancorp's long-term borrowings consisted of outstanding principal balances of $16.5 billion, net discounts of $14 million, debt issuance costs of $32 million and reductions for mark-to-market adjustments on its hedged debt of $38 million. At December 31, 2022, the Bancorp's long-term borrowings consisted of outstanding principal balances of $13.8 billion, net discounts of $19 million, debt issuance costs of $32 million and reductions for mark-to-market adjustments on its hedged debt of $64 million. The Bancorp was in compliance with all debt covenants at December 31, 2023 and 2022.

For further information on a subsequent event related to long-term debt, refer to Note 32.

Parent Company Long-Term Borrowings
Senior notes
On March 14, 2018, the Bancorp issued and sold $650 million of senior notes to third-party investors. The senior notes bear a fixed-rate of interest of 3.95% per annum. The notes are unsecured, senior obligations of the Bancorp. Payment of the full principal amounts of the notes is due upon maturity on March 14, 2028. These fixed-rate senior notes will be redeemable by the Bancorp, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest up to, but excluding, the redemption date.

On January 25, 2019, the Bancorp issued and sold $1.5 billion of senior notes to third-party investors. The senior notes bore a fixed-rate of interest of 3.65% per annum. The notes were unsecured, senior obligations of the Bancorp. These notes were outstanding at December 31, 2023 and subsequently matured on January 25, 2024.

On October 28, 2019, the Bancorp issued and sold $750 million of senior notes to third-party investors. The senior notes bear a fixed-rate of interest of 2.375% per annum. The notes are unsecured, senior obligations of the Bancorp. Payment of the full principal amounts of the notes is due upon maturity on January 28, 2025. These notes will be redeemable at the Bancorp's option, in whole or in part, at any time or from time to time, on or after April 25, 2020, and prior to December 29, 2024, in each case at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of (i) 100% of the aggregate principal amount of the notes being redeemed on that redemption date; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes to be redeemed matured on December 29, 2024 discounted to the redemption date on a semi-annual basis at the applicable treasury rate plus 15 bps. Additionally, these notes will be redeemable by the Bancorp, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

On May 5, 2020, the Bancorp issued and sold $750 million of 2.55% senior fixed-rate notes, with a maturity of seven years, due on May 5, 2027. The notes will be redeemable on or after April 5, 2027, in whole or in part, at any time and from time to time, at the Bancorp's option at a redemption price equal to 100% of the aggregate principal amount of the senior fixed-rate notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. Additionally, the notes will be redeemable at the Bancorp's option, in whole or in part, at any time or from time to time, on or after November 2, 2020, and prior to April 5, 2027, in each case at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of: (a) 100% of the aggregate principal amount of the senior fixed-rate notes being redeemed on that redemption date; and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the senior fixed-rate notes being redeemed that would be due if the senior fixed-rate notes to be redeemed matured on April 5, 2027 (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 35 bps.

On November 1, 2021, the Bancorp issued and sold $500 million of fixed-rate/floating-rate senior notes which will mature on November 1, 2027. The senior notes bear a fixed rate of interest of 1.707% per annum to, but excluding, November 1, 2026. From, and including, November 1, 2026 until, but excluding, November 1, 2027, the senior notes will have an interest rate of compounded SOFR plus 0.685%. The Bancorp entered into an interest rate swap designated as a fair value hedge to convert the fixed-rate period of the notes to a floating rate of compounded SOFR plus 69 bps, and the Bancorp paid a rate of 6.05% at December 31, 2023. The notes will be redeemable in whole, but not in part, by the Bancorp on November 1, 2026, the date that is one year prior to the maturity date, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. In addition, the notes will be redeemable, in whole or in part, by the Bancorp on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

On April 25, 2022, the Bancorp issued and sold $1 billion of fixed-rate/floating-rate senior notes. $400 million of the notes will bear interest at a rate of 4.055% per annum to, but excluding, April 25, 2027, followed by an interest rate of compounded SOFR plus 1.355% until maturity on April 25, 2028. The remaining $600 million of the notes will bear interest at a rate of 4.337% per annum to, but excluding, April 25, 2032, followed by an interest rate of compounded SOFR plus 1.660% until maturity on April 25, 2033. The Bancorp entered into interest rate swaps designated as fair value hedges to convert the fixed-rate periods of the notes to a floating rate of compounded SOFR plus 1.357% and a floating rate of compounded SOFR plus 1.666% for the notes due April 25, 2028 and the notes due April 25, 2033, respectively. The Bancorp paid rates on these swaps of 6.70% and 7.00%, respectively, at December 31, 2023. Each tranche of notes is redeemable in whole at par plus accrued and unpaid interest one year prior to its maturity date, or may be wholly or partially redeemed 30 days or 90 days prior to maturity for the 2028 notes and the 2033 notes, respectively.

On July 28, 2022, the Bancorp issued and sold $1 billion of fixed-rate/floating-rate senior notes which will mature on July 28, 2030. The senior notes bear interest at a rate of 4.772% per annum to, but excluding, July 28, 2029. From, and including July 28, 2029 until, but excluding July 28, 2030, the senior notes will bear interest at a rate of compounded SOFR plus 2.127%. The Bancorp entered into interest rate swaps designated as fair value hedges to convert the fixed-rate period of the notes to a floating rate of compounded SOFR plus 2.132%, and the Bancorp paid a rate of 7.47% at December 31, 2023. The senior notes are redeemable in whole at par plus accrued and unpaid interest one year prior to their maturity date, or may be wholly or partially redeemed 60 days prior to maturity.

On October 27, 2022, the Bancorp issued and sold $1 billion of fixed-rate/floating-rate senior notes which will mature on October 27, 2028. The senior notes will bear interest at a rate of 6.361% per annum to, but excluding, October 27, 2027. From, and including October 27, 2027 until, but excluding October 27, 2028, the senior notes will bear interest at a rate of compounded SOFR plus 2.192%. The Bancorp entered into an interest rate swap designated as a fair value hedge to convert the fixed-rate period of the notes to a floating rate of compounded SOFR plus 2.193%, and the Bancorp paid a rate of 7.53% at December 31, 2023. The senior notes are redeemable in whole at par plus accrued and unpaid interest one year prior to their maturity date, or may be wholly or partially redeemed on or after 30 days prior to maturity. Additionally, the senior notes are redeemable at the Bancorp's option, in whole or in part, beginning 180 days after the issue date and prior to October 27, 2027, at the greater of: (a) the aggregate principal amount of the senior notes being redeemed, or (b) the discounted present value of the remaining scheduled payments of principal and interest that would be due if the senior notes being redeemed matured on October 27, 2027.

On July 27, 2023, the Bancorp issued and sold $1.25 billion of fixed-rate/floating-rate senior notes which will mature on July 27, 2029. The senior notes bear interest at a rate of 6.339% per annum to, but excluding, July 27, 2028. From, and including, July 27, 2028 until, but excluding, July 27, 2029, the senior notes will bear interest at a rate of compounded SOFR plus 2.340%. The senior notes are redeemable in whole at par plus accrued and unpaid interest one year prior to their maturity date, or may be wholly or partially redeemed on or after 30 days prior to maturity. Additionally, the senior notes are redeemable at the Bancorp's option, in whole or in part, beginning 180 days after the issue date and prior to July 27, 2028, at the greater of: (a) the aggregate principal amount of the senior notes being redeemed, or (b) the discounted present value of the remaining scheduled payments of principal and interest that would be due if the senior notes being redeemed matured on July 27, 2028.

Subordinated debt
The Bancorp has entered into interest rate swaps to convert part of its subordinated fixed-rate notes due in 2038 to a floating rate. Of the $1.0 billion in 8.25% subordinated fixed-rate notes due in 2038, the Bancorp entered into an interest rate swap designated as a fair value hedge to convert $705 million of the notes to a floating rate of compounded SOFR plus 3.31%, and the Bancorp paid a rate of 8.66% on the hedged portion of these notes at December 31, 2023.

On November 20, 2013, the Bancorp issued and sold $750 million of 4.30% unsecured subordinated fixed-rate notes which were outstanding at December 31, 2023 and subsequently matured on January 16, 2024.

Subsidiary Long-Term Borrowings
Senior and subordinated debt
Medium-term senior notes and subordinated bank notes with maturities ranging from one year to 30 years can be issued by the Bancorp's banking subsidiary. Under the Bancorp's banking subsidiary's global bank note program, the Bank's capacity to issue its senior and subordinated unsecured bank notes is $25.0 billion. As of December 31, 2023, $20.9 billion was available for future issuance under the global bank note program.

On March 15, 2016, the Bank issued and sold, under its bank notes program, $750 million of 3.85% subordinated fixed-rate notes due on March 15, 2026. These bank notes will be redeemable by the Bank, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest up to, but excluding, the redemption date.

On July 26, 2018, the Bank issued and sold, under its bank notes program, $750 million of 3.95% senior fixed-rate notes due on July 28, 2025. The Bank entered into interest rate swaps designated as fair value hedges to convert these fixed-rate notes to a floating rate of compounded SOFR plus 1.16%, and the Bancorp paid a rate of 6.50% at December 31, 2023. These bank notes will be redeemable by the Bank, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest up to, but excluding, the redemption date.

On January 31, 2020, the Bank issued and sold, under its bank notes program, $600 million of 2.25% senior fixed-rate notes, with a maturity of seven years, due on February 1, 2027. The notes will be redeemable at the Bank's option, in whole or in part, at any time or from time to time, on or after July 31, 2020, and prior to January 4, 2027, at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of: (a) 100% of the aggregate principal amount of the notes being redeemed on that redemption date; and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes to be redeemed matured on January 4, 2027 (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-

day months) at the applicable Treasury Rate plus the Applicable Spread for the Notes to be redeemed. Additionally, on or after January 4, 2027, the notes will also be redeemable, in whole or in part, at any time and from time to time, at the Bank's option at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

On October 27, 2022, under its bank notes program, the Bank issued and sold $1 billion of fixed-rate/floating-rate senior notes which will mature on October 27, 2025. The senior notes will bear interest at a rate of 5.852% per annum to, but excluding, October 27, 2024. From, and including October 27, 2024 until, but excluding October 27, 2025, the senior notes will bear interest at a rate of compounded SOFR plus 1.230%. The Bank entered into an interest rate swap designated as a fair value hedge to convert the fixed-rate period of the notes to a floating rate of compounded SOFR plus 1.218%, and the Bank paid a rate of 6.56% at December 31, 2023. The senior notes are redeemable in whole at par plus accrued and unpaid interest one year prior to their maturity date, or may be wholly or partially redeemed on or after 30 days prior to maturity.

Junior subordinated debt
The junior subordinated floating-rate debentures due in 2035 were assumed by the Bancorp's direct nonbank subsidiary holding company as part of the acquisition of First Charter in June 2008. The obligation was issued to First Charter Capital Trust I and II. The Bancorp's nonbank subsidiary holding company has fully and unconditionally guaranteed all obligations under the acquired TruPS issued by First Charter Capital Trust I and II.

In June 2023, the outstanding floating-rate capital securities issued by First Charter Capital Trust I and II that used three-month U.S. dollar LIBOR as its reference rate transitioned to a replacement reference rate after June 30, 2023. The replacement reference rate is three-month CME Term SOFR plus a tenor spread adjustment of 0.26161%. Dividends and interest began accruing based on the replacement reference rate on September 15, 2023 with the first payment date of SOFR-based interest occurring on December 15, 2023. Likewise, the aforementioned subordinated floating-rate debentures have undergone the same transition as the floating-rate capital securities. Refer to Note 1 for additional information regarding this transition.

FHLB advances
At December 31, 2023, FHLB advances have a weighted-average rate of 5.62%, with interest payable monthly. The Bancorp has pledged $30.3 billion of loans and securities to secure its borrowing capacity at the FHLB which is partially utilized to fund $1.5 billion in FHLB advances that are outstanding. The FHLB advances mature as follows: $1.5 billion in 2024, $4 million in 2025 and $6 million after 2028.

Notes associated with consolidated VIEs
As discussed in Note 12, the Bancorp was determined to be the primary beneficiary of various VIEs associated with certain automobile and solar loan securitizations, including an automobile loan securitization transaction that occurred in August of 2023. Third-party holders of this debt do not have recourse to the general assets of the Bancorp. Approximately $1.3 billion of outstanding notes related to these VIEs were included in long-term debt in the Consolidated Balance Sheets as of December 31, 2023. The notes mature as follows: $70 million in 2024, $587 million in 2026, $550 million in 2028 and $133 million thereafter.

18. Commitments, Contingent Liabilities and Guarantees

The Bancorp, in the normal course of business, enters into financial instruments and various agreements to meet the financing needs of its customers. The Bancorp also enters into certain transactions and agreements to manage its interest rate and prepayment risks, provide funding, equipment and locations for its operations and invest in its communities. These instruments and agreements involve, to varying degrees, elements of credit risk, counterparty risk and market risk in excess of the amounts recognized in the Consolidated Balance Sheets. The creditworthiness of counterparties for all instruments and agreements is evaluated on a case-by-case basis in accordance with the Bancorp's credit policies. The Bancorp's significant commitments, contingent liabilities and guarantees in excess of the amounts recognized in the Consolidated Balance Sheets are discussed in the following sections.

Commitments

The Bancorp has certain commitments to make future payments under contracts. The following table reflects a summary of significant commitments as of December 31:

($ in millions)	2023	2022
Commitments to extend credit	$ 81,570	83,437
Letters of credit	2,095	2,009
Forward contracts related to residential mortgage loans measured at fair value	650	1,869
Capital commitments for private equity investments	170	163
Capital expenditures	95	94
Purchase obligations	69	113

Commitments to extend credit

Commitments to extend credit are agreements to lend, typically having fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash flow requirements. The Bancorp is exposed to credit risk in the event of nonperformance by the counterparty for the amount of the contract. Fixed-rate commitments are also subject to market risk resulting from fluctuations in interest rates and the Bancorp's exposure is limited to the replacement value of those commitments. As of December 31, 2023 and 2022, the Bancorp had a reserve for unfunded commitments, including letters of credit, totaling $166 million and $216 million, respectively, included in other liabilities in the Consolidated Balance Sheets. The Bancorp monitors the credit risk associated with commitments to extend credit using the same standard regulatory risk rating systems utilized for its loan and lease portfolio.

Risk ratings of outstanding commitments to extend credit under this risk rating system are summarized in the following table as of December 31:

($ in millions)	2023	2022
Pass	$ 79,593	81,345
Special mention	1,301	976
Substandard	676	1,116
Total commitments to extend credit	$ 81,570	83,437

Letters of credit

Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party and expire as summarized in the following table as of December 31, 2023:

($ in millions)		
Less than 1 year[a]	$	713
1 - 5 years[a]		1,373
Over 5 years		9
Total letters of credit	$	2,095

(a)   Includes $7 and $3 issued on behalf of commercial customers to facilitate trade payments in U.S. dollars and foreign currencies which expire in less than 1 year and between 1 - 5 years, respectively.

Standby letters of credit accounted for approximately 99% of total letters of credit at both December 31, 2023 and 2022 and are considered guarantees in accordance with U.S. GAAP. Approximately 72% and 67% of the total standby letters of credit were collateralized as of December 31, 2023 and 2022, respectively. In the event of nonperformance by the customers, the Bancorp has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. The reserve related to these standby letters of credit, which was included in the total reserve for unfunded commitments, was $20 million and $22 million at December 31, 2023 and 2022, respectively. The Bancorp monitors the credit risk associated with letters of credit using the same standard regulatory risk rating systems utilized for its loan and lease portfolio.

Risk ratings of outstanding letters of credit under this risk rating system are summarized in the following table as of December 31:

($ in millions)		2023	2022
Pass	$	1,902	1,827
Special mention		81	47
Substandard		112	135
Total letters of credit	$	2,095	2,009

At December 31, 2023 and 2022, the Bancorp had outstanding letters of credit that were supporting certain securities issued as VRDNs. The Bancorp facilitates financing for its commercial customers, which consist of companies and municipalities, by marketing the VRDNs to investors. The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. As of December 31, 2023 and 2022, total VRDNs, of which FTS was the remarketing agent for all, were $400 million and $423 million, respectively. As remarketing agent, FTS is responsible for actively remarketing VRDNs to other investors when they have been tendered. If another investor is not identified, FTS may choose to purchase the VRDNs into inventory at its discretion while it continues to remarket them. If FTS purchases the VRDNs into inventory, it can subsequently tender back the VRDNs to the issuer's trustee with proper advance notice. The Bancorp issued letters of credit, as a credit enhancement, to $83 million and $102 million of the VRDNs remarketed by FTS at December 31, 2023 and 2022, respectively. These letters of credit are included in the total letters of credit balance provided in the previous tables. The Bancorp held $6 million and $3 million of these VRDNs in its portfolio and classified them as trading debt securities at December 31, 2023 and 2022, respectively.

Forward contracts related to residential mortgage loans measured at fair value
The Bancorp enters into forward contracts and mortgage options to economically hedge the change in fair value of certain residential mortgage loans held for sale, and certain residential mortgage portfolio loans measured at fair value, due to changes in interest rates. The outstanding notional amounts of these forward contracts are included in the summary of significant commitments table for all periods presented.

Other commitments
The Bancorp has entered into a limited number of agreements for work related to banking center construction and to purchase goods or services.

Contingent Liabilities
Legal claims
There are legal claims pending against the Bancorp and its subsidiaries that have arisen in the normal course of business. Refer to Note 19 for additional information regarding these proceedings.

Guarantees
The Bancorp has performance obligations upon the occurrence of certain events under financial guarantees provided in certain contractual arrangements as discussed in the following sections.

Residential mortgage loans sold with representation and warranty provisions
Conforming residential mortgage loans sold to unrelated third parties are generally sold with representation and warranty provisions. A contractual liability arises only in the event of a breach of these representations and warranties and, in general, only when a loss results from the breach. The Bancorp may be required to repurchase any previously sold loan, or indemnify or make whole the investor or insurer for which the representation or warranty of the Bancorp proves to be inaccurate, incomplete or misleading. For more information on how the Bancorp establishes the residential mortgage repurchase reserve, refer to Note 1.

As of December 31, 2023 and 2022, the Bancorp maintained reserves related to loans sold with representation and warranty provisions totaling $7 million and $9 million, respectively, included in other liabilities in the Consolidated Balance Sheets.

The Bancorp uses the best information available when estimating its mortgage representation and warranty reserve; however, the estimation process is inherently uncertain and imprecise and, accordingly, losses in excess of the amounts reserved as of December 31, 2023 are reasonably possible. The Bancorp currently estimates that it is reasonably possible that it could incur losses related to mortgage representation and warranty provisions in an amount up to approximately $10 million in excess of amounts reserved. This estimate was derived by modifying the key assumptions to reflect management's judgment regarding reasonably possible adverse changes to those assumptions. The actual repurchase losses could vary significantly from the recorded mortgage representation and warranty reserve or this estimate of reasonably possible losses, depending on the outcome of various factors, including those previously discussed.

During both the years ended December 31, 2023 and 2022, the Bancorp paid an immaterial amount in the form of make-whole payments and repurchased $54 million and $63 million, respectively, in outstanding principal of loans to satisfy investor demands. Total repurchase demand requests during the years ended December 31, 2023 and 2022 were $89 million and $104 million, respectively. Total outstanding repurchase demand inventory was $8 million and $25 million at December 31, 2023 and 2022, respectively.

Margin accounts

FTS, an indirect wholly-owned subsidiary of the Bancorp, guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. FTS is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balances held by the brokerage clearing agent were $6 million and $14 million at December 31, 2023 and 2022, respectively. In the event of customer default, FTS has rights to the underlying collateral provided. Given the existence of the underlying collateral provided and negligible historical credit losses, the Bancorp does not maintain a loss reserve related to the margin accounts.

Long-term borrowing obligations

The Bancorp had certain fully and unconditionally guaranteed long-term borrowing obligations issued by wholly-owned issuing trust entities of $62 million at both December 31, 2023 and 2022.

Visa litigation

The Bancorp, as a member bank of Visa prior to Visa's reorganization and IPO (the "IPO" of its Class A common shares (the "Class A Shares" in 2008, had certain indemnification obligations pursuant to Visa's certificate of incorporation and bylaws and in accordance with its membership agreements. In accordance with Visa's bylaws prior to the IPO, the Bancorp could have been required to indemnify Visa for the Bancorp's proportional share of losses based on the pre-IPO membership interests. As part of its reorganization and IPO, the Bancorp's indemnification obligation was modified to include only certain known or anticipated litigation (the "Covered Litigation" as of the date of the restructuring. This modification triggered a requirement for the Bancorp to recognize a liability equal to the fair value of the indemnification liability.

In conjunction with the IPO, the Bancorp received 10.1 million of Visa's Class B common shares (the "Class B Shares" based on the Bancorp's membership percentage in Visa prior to the IPO. The Class B Shares were not transferable (other than to another member bank until the later of the third anniversary of the IPO closing or the date on which the Covered Litigation has been resolved; therefore, the Bancorp's Class B Shares were classified in other assets and accounted for at their carryover basis of $0. Visa deposited $3 billion of the proceeds from the IPO into a litigation escrow account, established for the purpose of funding judgments in, or settlements of, the Covered Litigation. Since then, when Visa's litigation committee determined that the escrow account was insufficient, Visa issued additional Class A Shares and deposited the proceeds from the sale of the Class A Shares into the litigation escrow account. When Visa funded the litigation escrow account, the Class B Shares were subjected to dilution through an adjustment in the conversion rate of Class B Shares into Class A Shares.

In 2009, the Bancorp completed the sale of Visa, Inc. Class B Shares and entered into a total return swap in which the Bancorp will make or receive payments based on subsequent changes in the conversion rate of the Class B Shares into Class A Shares. The swap terminates on the later of the third anniversary of Visa's IPO or the date on which the Covered Litigation is settled. Refer to Note 28 for additional information on the valuation of the swap. The counterparty to the swap as a result of its ownership of the Class B Shares will be impacted by dilutive adjustments to the conversion rate of the Class B Shares into Class A Shares caused by any Covered Litigation losses in excess of the litigation escrow account. If actual judgments in, or settlements of, the Covered Litigation significantly exceed current expectations, then additional funding by Visa of the litigation escrow account and the resulting dilution of the Class B Shares could result in a scenario where the Bancorp's ultimate exposure associated with the Covered Litigation (the "Visa Litigation Exposure" exceeds the value of the Class B Shares owned by the swap counterparty (the "Class B Value". In the event the Bancorp concludes that it is probable that the Visa Litigation Exposure exceeds the Class B Value, the Bancorp would record a litigation reserve liability and a corresponding amount of other noninterest expense for the amount of the excess. Any such litigation reserve liability would be separate and distinct from the fair value derivative liability associated with the total return swap.

As of the date of the Bancorp's sale of the Visa Class B Shares and through December 31, 2023, the Bancorp has concluded that it is not probable that the Visa Litigation Exposure will exceed the Class B value. Based on this determination, upon the sale of Class B Shares, the Bancorp reversed its net Visa litigation reserve liability and recognized a free-standing derivative liability associated with the total return swap. The fair value of the swap liability was $168 million and $195 million at December 31, 2023 and 2022, respectively. Refer to Note 14 and Note 28 for further information.

After the Bancorp's sale of the Class B Shares, Visa has funded additional amounts into the litigation escrow account which have resulted in further dilutive adjustments to the conversion of Class B Shares into Class A Shares, and along with other terms of the total return swap, required the Bancorp to make cash payments in varying amounts to the swap counterparty as follows:

Period ($ in millions)	Visa Funding Amount	Bancorp Cash Payment Amount
Q2 2010	$ 500	20
Q4 2010	800	35
Q2 2011	400	19
Q1 2012	1,565	75
Q3 2012	150	6
Q3 2014	450	18
Q2 2018	600	26
Q3 2019	300	12
Q4 2021	250	11
Q2 2022	600	25
Q4 2022	350	15
Q2 2023	500	21
Q3 2023	150	6

19. Legal and Regulatory Proceedings

Litigation
Visa/MasterCard Merchant Interchange Litigation
In April 2006, the Bancorp was added as a defendant in a consolidated antitrust class action lawsuit originally filed against Visa®, MasterCard® and several other major financial institutions in the United States District Court for the Eastern District of New York (In re: Payment Card Interchange Fee and Merchant Discount Antitrust Litigation, Case No. 5-MD-1720. The plaintiffs, merchants operating commercial businesses throughout the U.S. and trade associations, claimed that the interchange fees charged by card-issuing banks were unreasonable and sought injunctive relief and unspecified damages. In addition to being a named defendant, the Bancorp is currently also subject to a possible indemnification obligation of Visa as discussed in Note 18 and has also entered into judgment and loss sharing agreements with Visa, MasterCard and certain other named defendants. In October 2012, the parties to the litigation entered into a settlement agreement that was initially approved by the trial court but reversed by the U.S. Second Circuit Court of Appeals and remanded to the district court for further proceedings**.** More than 500 of the merchants who requested exclusion from the class filed separate federal lawsuits against Visa, MasterCard and certain other defendants alleging similar antitrust violations. These individual federal lawsuits were transferred to the United States District Court for the Eastern District of New York. While the Bancorp is only named as a defendant in one of the individual federal lawsuits, it may have obligations pursuant to indemnification arrangements and/or the judgment or loss sharing agreements noted above. On September 17, 2018, the defendants in the consolidated class action signed a second settlement agreement (the "Amended Settlement Agreement" resolving the claims seeking monetary damages by the proposed plaintiffs' class (the "Plaintiff Damages Class" and superseding the original settlement agreement entered into in October 2012. The Amended Settlement Agreement included, among other terms, a release from participating class members for liability for claims that accrue no later than five years after the Amended Settlement Agreement becomes final. The Amended Settlement Agreement provided for a total payment by all defendants of approximately $6.24 billion, composed of approximately $5.34 billion held in escrow plus an additional $900 million in new funds. Pursuant to the terms of the Settlement Agreement, $700 million of the additional $900 million has been returned to the defendants due to the level of opt-outs from the class. The Bancorp's allocated share of the settlement is within existing reserves, including funds maintained in escrow. On December 13, 2019, the Court entered an order granting final approval for the settlement, and on March 15, 2023, the Second Circuit affirmed that order. The settlement does not resolve the claims of the separate proposed plaintiffs' class seeking injunctive relief or the claims of merchants who have opted out of the proposed class settlement and are pursuing, or may in the future decide to pursue, private lawsuits. On September 27, 2021, the Court entered an order certifying a class of merchants pursuing claims for injunctive relief. The ultimate outcome in this matter, including the timing of resolution, remains uncertain. Refer to Note 18 for further information.

Klopfenstein v. Fifth Third Bank
On August 3, 2012, William Klopfenstein and Adam McKinney filed a lawsuit against Fifth Third Bank in the United States District Court for the Northern District of Ohio (Klopfenstein et al. v. Fifth Third Bank, alleging that the 120% APR that Fifth Third disclosed on its Early Access program was misleading. Early Access is a deposit-advance program offered to eligible customers with checking accounts. The plaintiffs sought to represent a nationwide class of customers who used the Early Access program and repaid their cash advances within 30 days. On October 31, 2012, the case was transferred to the United States District Court for the Southern District of Ohio. In 2013, four similar putative class action lawsuits were filed against Fifth Third Bank in federal courts throughout the country (Lori and Danielle Laskaris v. Fifth Third Bank, Janet Fyock v. Fifth Third Bank, Jesse McQuillen v. Fifth Third Bank, and Brian Harrison v. Fifth Third Bank. Those four lawsuits were transferred to the Southern District of Ohio and consolidated with the original lawsuit as In re: Fifth Third Early Access Cash Advance Litigation (Case No. 1:12-CV-851. On behalf of a putative class, the plaintiffs sought unspecified monetary and statutory damages, injunctive relief, punitive damages, attorneys' fees, and pre- and post-judgment interest. On March 30, 2015, the court dismissed all claims alleged in the consolidated lawsuit except a claim under the TILA. On May 28, 2019, the Sixth Circuit Court of Appeals reversed the dismissal of plaintiffs' breach of contract claim and remanded for further proceedings. The plaintiffs' claimed damages for the alleged breach of contract claim exceed $440 million, plus prejudgment interest. On March 26, 2021, the trial court granted plaintiffs' motion for class certification. On March 29, 2023, the trial court issued an order granting summary judgement on plaintiffs' TILA claim, with statutory damages capped at $2 million plus costs and attorney fees. Plaintiffs' claim for breach of contract proceeded to trial beginning on April 17, 2023. On April 27, 2023, the jury returned a verdict in favor of the Bank, finding a breach of contract, but that the voluntary payment doctrine is a complete defense to the breach of contract claim. Both parties have filed post-trial motions related to the jury verdict, which are currently pending before the trial court.

Bureau of Consumer Financial Protection v. Fifth Third Bank, National Association
On March 9, 2020, the CFPB filed a lawsuit against Fifth Third in the United States District Court for the Northern District of Illinois entitled CFPB v. Fifth Third Bank, National Association, Case No. 1:20-CV-1683, alleging violations of the Consumer Financial Protection Act, TILA, and Truth in Savings Act related to Fifth Third's alleged opening of unspecified numbers of allegedly unauthorized credit card, savings, checking, online banking and early access accounts from 2010 through 2016. The CFPB seeks unspecified amounts of civil monetary penalties as well as unspecified customer remediation. On February 12, 2021, the court granted Fifth Third's motion to transfer venue to the United States District Court for the Southern District of Ohio. On September 26, 2023, the trial court entered an order on Fifth Third's motion to dismiss, holding certain constitutional questions in abeyance pending determination by the United States Supreme Court, and granting Fifth Third's motion to the extent it argued that the CFPB could not pursue Consumer Protection Act violations occurring prior to July 21, 2011. The court denied Fifth Third's motion as to all other issues, and the case is currently in discovery. No trial date has been set.

Shareholder Litigation

On January 27, 2022, a shareholder filed a derivative lawsuit seeking monetary damages on behalf of the Bancorp alleging claims for breach of fiduciary duty, unjust enrichment and indemnification against various officers and directors relating to an alleged improper cross-selling strategy in the Hamilton County, Ohio Court of Common Pleas styled as The City of Miami Firefighters' and Police Officers' Retirement Trust v. Carmichael, et al., Case No. A2200330. On August 29, 2023, the trial court granted defendants' motion to dismiss. That case is now on appeal.

Howards v. Fifth Third Bank

On March 8, 2018, Plaintiff Troy Howards filed a putative class action against Fifth Third Bank in the United States District Court for the Central District of California (Case No. 1:18-CV-869, S.D. OH 2018), alleging that Fifth Third improperly charged certain fees related to insufficient funds, customer overdrafts, and out-of-network ATM use. Venue was subsequently transferred to the United States District Court for the Southern District of Ohio. Plaintiff filed claims for breach of contract, breach of the implied covenant of good faith and fair dealing, for violation of the California Unfair Competition Law (Ca. Bus. & Prof. Code sec. 17200, et seq.), and the California Consumer Legal Remedies Act (Cal. Civ. Code sec. 1750 et seq.). Plaintiff seeks to represent putative nationwide classes and California classes of consumers allegedly charged improper repeated insufficient funds fees, improper overdraft fees, and fees for out-of-network ATM use from the beginning of the applicable statute of limitations to present. Plaintiff seeks damages of restitution and disgorgement in the amount of the allegedly unlawfully charged fees, damages proved at trial together with interest as allowed by applicable law. Fifth Third filed a motion to dismiss all claims. On February 6, 2023, the trial court issued an order dismissing the Plaintiff's breach of contract claim with respect to out-of-network ATM fees and dismissing the two claims for violations of California consumer protection statutes. The Court denied Fifth Third's motion to dismiss as it relates to the claims for breach of contract and breach of the implied covenant of good faith and fair dealing for certain customer overdrafts and insufficient funds fees. The case is in discovery, and no trial date has been set.

Record-Keeping Investigations

The Commodity Futures Trading Commission is conducting an investigation into the Bancorp's registered swap dealer concerning compliance with certain record-keeping requirements for business-related electronic communications.

Other litigation

The Bancorp and its subsidiaries are not parties to any other material litigation. However, there are other litigation matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes that the resulting liability, if any, from these other actions would not have a material effect upon the Bancorp's consolidated financial position, results of operations or cash flows.

Governmental Investigations and Proceedings

The Bancorp and/or its affiliates are or may become involved in information-gathering requests, reviews, investigations and proceedings (both formal and informal) by various governmental regulatory agencies and law enforcement authorities, including but not limited to the FRB, OCC, CFPB, SEC, FINRA, U.S. Department of Justice, etc., as well as state and other governmental authorities and self-regulatory bodies regarding their respective businesses. For example, Fifth Third Bank, National Association is currently cooperating with investigations related to several civil investigative demands by a number of state attorneys general regarding the residential solar installation industry and lending practices of credit providers to this market, which includes Dividend Solar Finance, LLC, which the Bank acquired in May 2022. Among these are investigations related to multiple lenders by a coalition of 17 state attorneys general relating to the Chapter 7 bankruptcy filing of one such installer, Power Home Solar, LLC, dba Pink Energy. Dividend Solar Finance, LLC financed installations of Power Home Solar, LLC customers in 11 of the 17 states represented by the coalition. Additional matters will likely arise from time to time. Any of these matters may result in material adverse consequences or reputational harm to the Bancorp, its affiliates and/or their respective directors, officers and other personnel, including adverse judgments, findings, settlements, fines, penalties, orders, injunctions or other actions, amendments and/or restatements of the Bancorp's SEC filings and/or financial statements, as applicable, and/or determinations of material weaknesses in our disclosure controls and procedures. Investigations by regulatory authorities may from time to time result in civil or criminal referrals to law enforcement. Additionally, in some cases, regulatory authorities may take supervisory actions that are considered to be confidential supervisory information which may not be publicly disclosed.

Reasonably Possible Losses in Excess of Accruals

The Bancorp and its subsidiaries are parties to numerous claims and lawsuits as well as threatened or potential actions or claims concerning matters arising from the conduct of its business activities. The outcome of claims or litigation and the timing of ultimate resolution are inherently difficult to predict. The following factors, among others, contribute to this lack of predictability: claims often include significant legal uncertainties, damages alleged by plaintiffs are often unspecified or overstated, discovery may not have started or may not be complete and material facts may be disputed or unsubstantiated. As a result of these factors, the Bancorp is not always able to provide an estimate of the range of reasonably possible outcomes for each claim. An accrual for a potential litigation loss is established when information related to the loss contingency indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accrual is adjusted from time to time thereafter as appropriate to reflect changes in circumstances. The Bancorp also determines, when possible (due to the uncertainties described above), estimates of reasonably possible losses or ranges of reasonably possible losses, in excess of amounts accrued. Under U.S. GAAP, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the Bancorp is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the Bancorp believes the risk of loss is more than slight. For matters where the Bancorp is able to estimate such possible losses or ranges of possible losses, the Bancorp currently estimates that it is reasonably possible that it could incur losses related to legal and regulatory proceedings in an aggregate amount up to approximately $107 million in excess of amounts accrued, with it also being reasonably possible that no losses will be incurred in these matters. The estimates included in this amount are based on the Bancorp's analysis of currently available information, and as new information is obtained the Bancorp may change its estimates.

For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established accrual that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established accruals, the Bancorp believes that the eventual outcome of the actions against the Bancorp and/or its subsidiaries, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on the Bancorp's consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Bancorp's results of operations for any particular period, depending, in part, upon the size of the loss or liability imposed and the operating results for the applicable period.

20. Related Party Transactions

The Bancorp maintains written policies and procedures covering related party transactions with principal shareholders, directors and executives of the Bancorp. These policies and procedures cover transactions such as employee-stock purchase loans, personal lines of credit, residential secured loans, overdrafts, letters of credit and increases in indebtedness. Such transactions are subject to the Bancorp's normal underwriting and approval procedures. Prior to approving a loan to a related party, Compliance Risk Management must review and determine whether the transaction requires approval from or a post notification to the Bancorp's Board of Directors. At December 31, 2023 and 2022, certain directors, executive officers, principal holders of Bancorp common stock and their related interests were indebted, including undrawn commitments to lend, to the Bancorp's banking subsidiary.

The following table summarizes the Bancorp's lending activities with its principal shareholders, directors, executives and their related interests at December 31:

($ in millions)		2023	2022
Commitments to lend, net of participations:			
Directors and their affiliated companies	$	165	183
Executive officers		3	5
Total	$	168	188
Outstanding balance on loans, net of participations and undrawn commitments	$	111	85

The commitments to lend are in the form of loans and guarantees for various business and personal interests. This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. This indebtedness does not involve more than the normal risk of repayment or present other features unfavorable to the Bancorp.

Coforge Business Process Solutions Private Limited
As of December 31, 2023, the Bancorp owns 100% of Fifth Third Mauritius Holdings Limited, which owns 20% of Coforge Business Process Solutions Private Limited (formerly known as SLK Global Solutions Private Limited), and accounts for this investment under the equity method of accounting. During the second quarter of 2021, Coforge Limited acquired a controlling interest in SLK Global Solutions Private Limited. As part of this transaction, the Bancorp sold a 9% interest in SLK Global Solutions Private Limited to Coforge Limited and recognized a gain of $12 million as a result of the transaction. Additionally, during the second quarter of 2023, the Bancorp sold a 20% interest in Coforge Business Process Solutions Private Limited and recognized a gain of $34 million as a result of the transaction. The Bancorp recognized $3 million, $7 million and $3 million in other noninterest income in the Consolidated Statements of Income as part of its equity method investment in Coforge Business Process Solutions Private Limited for the years ended December 31, 2023, 2022 and 2021, respectively. The Bancorp received cash distributions of $4 million, $9 million and $5 million during the years ended December 31, 2023, 2022 and 2021, respectively. The Bancorp's investment in Coforge Business Process Solutions Private Limited was $8 million and $17 million at December 31, 2023 and 2022, respectively. The Bancorp paid Coforge Business Process Solutions Private Limited $41 million, $26 million and $21 million for their process and software services during the years ended December 31, 2023, 2022 and 2021, respectively, which are included in other noninterest expense in the Consolidated Statements of Income.

CDC investments
The Bancorp holds equity investments in non-consolidated VIEs related to CDC. The Bancorp had loans outstanding to these VIEs of $6 million and $10 million at December 31, 2023 and 2022, respectively, as well as unfunded commitment balances of $12 million and $16 million at December 31, 2023 and 2022, respectively. The Bancorp also held $83 million and $73 million of deposits for these entities at December 31, 2023 and 2022, respectively. For further information on CDC investments, refer to Note 12.

21. Income Taxes

The Bancorp and its subsidiaries file a consolidated federal income tax return. The following is a summary of applicable income taxes included in the Consolidated Statements of Income for the years ended December 31:

($ in millions)		2023	2022	2021
Current income tax expense:				
U.S. Federal income taxes	$	647	570	657
State and local income taxes		96	126	102
Foreign income taxes		2	11	2
Total current income tax expense		745	707	761
Deferred income tax (benefit) expense:				
U.S. Federal income taxes		(81)	(31)	(21)
State and local income taxes		(23)	(29)	8
Foreign income taxes		(2)	—	(1)
Total deferred income tax benefit		(106)	(60)	(14)
Applicable income tax expense	$	639	647	747

The current U.S. Federal income taxes above include proportional amortization for qualifying LIHTC investments of $200 million, $189 million and $163 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following is a reconciliation between the statutory U.S. Federal income tax rate and the Bancorp's effective tax rate for the years ended December 31:

	2023	2022	2021
Statutory tax rate	21.0 %	21.0	21.0
Increase (decrease) resulting from:			
State taxes, net of federal benefit	1.9	2.5	2.5
Tax-exempt income	(0.8)	(0.8)	(0.6)
LIHTC investment and other tax benefits	(7.7)	(7.1)	(5.5)
LIHTC investment proportional amortization	6.7	6.1	4.6
Other tax credits	(0.7)	(0.4)	(0.2)
Other, net	1.0	(0.3)	(0.6)
Effective tax rate	21.4 %	21.0	21.2

Other tax credits in the rate reconciliation table include New Markets, Rehabilitation Investment, Increasing Research Activities and Qualified Zone Academy Bond tax credits. Tax-exempt income in the rate reconciliation table includes interest on municipal bonds, interest on tax-exempt lending and income on life insurance policies held by the Bancorp.

The following table provides a reconciliation of the beginning and ending amounts of the Bancorp's unrecognized tax benefits:

($ in millions)		2023	2022	2021
Unrecognized tax benefits at January 1	$	94	102	100
Gross increases for tax positions taken during prior period		14	3	10
Gross decreases for tax positions taken during prior period		(5)	(5)	(4)
Gross increases for tax positions taken during current period		15	11	11
Settlements with taxing authorities		(1)	—	—
Lapse of applicable statute of limitations		(20)	(17)	(15)
Unrecognized tax benefits at December 31[a]	$	97	94	102

(a)   All amounts represent unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

The Bancorp's unrecognized tax benefits as of December 31, 2023, 2022 and 2021 primarily related to state income tax exposures from taking tax positions where the Bancorp believes it is likely that, upon examination, a state would take a position contrary to the position taken by the Bancorp.

While it is reasonably possible that the amount of the unrecognized tax benefits with respect to certain of the Bancorp's uncertain tax positions could increase or decrease during the next twelve months, the Bancorp believes it is unlikely that its unrecognized tax benefits will change by a material amount during the next twelve months.

Deferred income taxes are comprised of the following items at December 31:

($ in millions)		2023		2022
Deferred tax assets:				
Other comprehensive income	$	**1,395**	$	1,595
Allowance for loan and lease losses		**488**		461
Loan origination fees and costs		**195**		95
Deferred compensation		**114**		105
State deferred taxes		**43**		20
Reserves for unfunded commitments		**35**		45
Reserves		**33**		34
Federal net operating loss carryforwards		**19**		31
State net operating loss carryforwards		**11**		14
Other		**135**		136
Total deferred tax assets	$	**2,468**	$	2,536
Deferred tax liabilities:				
Lease financing	$	**551**	$	561
MSRs and related economic hedges		**141**		120
Goodwill and intangible assets		**70**		78
Bank premises and equipment		**68**		66
Investments in joint ventures and partnership interests		**58**		61
Other		**143**		101
Total deferred tax liabilities	$	**1,031**	$	987
Total net deferred tax asset	$	**1,437**	$	1,549

At December 31, 2023 and 2022, the Bancorp's deferred income taxes included deferred tax assets of $11 million and $14 million, respectively, related to state net operating loss carryforwards. The deferred tax assets relating to state net operating losses are presented net of specific valuation allowances of $5 million at both December 31, 2023 and 2022. If these carryforwards are not utilized, they will expire in varying amounts through 2043.

The Bancorp has determined that a valuation allowance is not needed against the remaining deferred tax assets as of December 31, 2023 or 2022. The Bancorp considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Bancorp believes it is more likely than not that the deferred tax assets recorded at December 31, 2023 and 2022 will ultimately be realized. The Bancorp reached this conclusion as it is expected that the Bancorp's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences, its projected future taxable income and tax-planning strategies.

The statute of limitations for the Bancorp's federal income tax returns remains open for tax years 2019 through 2023. On occasion, as various state and local taxing jurisdictions examine the returns of the Bancorp and its subsidiaries, the Bancorp may agree to extend the statute of limitations for a reasonable period of time. Otherwise, the statutes of limitations for state income tax returns remain open only for tax years in accordance with each state's statutes.

Any interest and penalties incurred in connection with income taxes are recorded as a component of applicable income tax expense in the Consolidated Financial Statements. During the years ended December 31, 2023, 2022 and 2021, the Bancorp recognized $2 million, $1 million and $1 million, respectively, of interest expense in connection with income taxes. At December 31, 2023 and 2022, the Bancorp had accrued interest liabilities, net of the related tax benefits, of $10 million and $8 million, respectively. No material liabilities were recorded for penalties related to income taxes.

Retained earnings at both December 31, 2023 and 2022 included $157 million in allocations of earnings for bad debt deductions of former thrift subsidiaries for which no income tax has been provided. Under current tax law, if certain of the Bancorp's subsidiaries use these bad debt reserves for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the current corporate tax rate.

22. Retirement and Benefit Plans

The Bancorp's qualified defined benefit plan's benefits were frozen in 1998, except for grandfathered employees. The Bancorp's other defined benefit retirement plans consist of non-qualified plans which are frozen and funded on an as-needed basis. A majority of these plans were obtained in acquisitions and are included with the qualified defined benefit plan in the following tables ("the Plan"). The Bancorp recognizes the overfunded or underfunded status of the Plan in other assets and accrued taxes, interest and expenses, respectively, in the Consolidated Balance Sheets.

The following table summarizes the defined benefit retirement plans as of and for the years ended December 31:

($ in millions)		2023	2022
Fair value of plan assets at January 1	$	109	152
Actual return on assets		5	(27)
Contributions		2	2
Settlement		(7)	(11)
Benefits paid		(7)	(7)
Fair value of plan assets at December 31	$	102	109
Projected benefit obligation at January 1	$	120	176
Interest cost		6	5
Settlement		(7)	(11)
Actuarial loss (gain)		1	(43)
Benefits paid		(7)	(7)
Projected benefit obligation at December 31	$	113	120
Underfunded projected benefit obligation at December 31	$	(11)	(11)
Accumulated benefit obligation at December 31[a]	$	113	120

(a) Since the Plan's benefits are frozen, the rate of compensation increase is no longer an assumption used to calculate the accumulated benefit obligation. Therefore, the accumulated benefit obligation was the same as the projected benefit obligation at both December 31, 2023 and 2022.

The following table summarizes net periodic benefit cost and other changes in the Plan's assets and benefit obligations recognized in OCI for the years ended December 31:

($ in millions)		2023	2022	2021
Components of net periodic benefit cost:				
Interest cost	$	6	5	4
Expected return on assets		(5)	(4)	(4)
Amortization of net actuarial loss		2	3	6
Settlement		2	3	3
Net periodic benefit cost	$	5	7	9
Other changes in plan assets and benefit obligations recognized in other comprehensive income:				
Net actuarial loss (gain)	$	1	(11)	(5)
Amortization of net actuarial loss		(2)	(3)	(6)
Settlement		(2)	(3)	(3)
Total recognized in other comprehensive income		(3)	(17)	(14)
Total recognized in net periodic benefit cost and other comprehensive income	$	2	(10)	(5)

Fair Value Measurements of Plan Assets

The following tables summarize Plan assets measured at fair value on a recurring basis as of December 31:

2023 ($ in millions)		Level 1	Level 2	Level 3	Total Fair Value
		Fair Value Measurements Using[a]			
Cash equivalents	$	7	—	—	7
Debt securities:					
U.S. Treasury and federal agencies securities		52	3	—	55
Asset-backed securities and other debt securities[b]		—	40	—	40
Total debt securities	$	52	43	—	95
Total Plan assets	$	59	43	—	102

(a) For further information on fair value hierarchy levels, refer to Note 1.
(b) Includes corporate bonds.

| 2022 ($ in millions) | Fair Value Measurements Using[a] | | | |
	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$ 8	—	—	8
Debt securities:				
U.S. Treasury and federal agencies securities	54	3	—	57
Asset-backed securities and other debt securities[b]	—	44	—	44
Total debt securities	$ 54	47	—	101
Total Plan assets	$ 62	47	—	109

(a) For further information on fair value hierarchy levels, refer to Note 1.
(b) Includes corporate bonds.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash equivalents
Cash equivalents are comprised of money market mutual funds that invest in short-term money market instruments that are issued and payable in U.S. dollars. The Plan measures its cash equivalent funds that are exchange-traded using the fund's quoted price, which is in an active market. Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Debt securities
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include U.S. Treasury securities. If quoted market prices are not available, then fair values are estimated using pricing models which primarily utilize quoted prices of securities with similar characteristics. Examples of such instruments, which are classified within Level 2 of the valuation hierarchy, include federal agencies securities and asset-backed securities and other debt securities.

Plan Assumptions
The Plan's assumptions are evaluated annually and are updated as necessary. The discount rate assumption reflects the yield on a portfolio of high quality fixed-income instruments that have a similar duration to the Plan's liabilities. The expected long-term rate of return assumption reflects the average return expected on the assets invested to provide for the Plan's liabilities. In determining the expected long-term rate of return, the Bancorp evaluated actuarial and economic inputs, including long-term inflation rate assumptions and broad equity and bond indices long-term return projections, as well as actual long-term historical plan performance.

The following table summarizes the weighted-average plan assumptions for the years ended December 31:

	2023	2022	2021
For measuring benefit obligations at year end:			
Discount rate	**5.04 %**	5.37	2.85
For measuring net periodic benefit cost:			
Discount rate	**5.50**	3.69	2.26
Expected return on plan assets	**5.52**	3.91	2.43

Lowering both the expected rate of return on the plan assets and the discount rate by 0.25% would have increased the 2023 pension expense by approximately $1 million.

Based on the actuarial assumptions, the Bancorp expects to contribute $1 million to the Plan in 2024. Estimated pension benefit payments are $13 million for 2024, $13 million for 2025, $12 million for 2026, $12 million for 2027 and $11 million for 2028. The total estimated payments for the years 2029 through 2033 is $44 million.

Investment Policies and Strategies
The Bancorp's policy for the investment of Plan assets is to employ investment strategies that achieve a range of weighted-average target asset allocations relating to equity securities, fixed-income securities (including U.S. Treasury and federal agencies securities, mortgage-backed securities, asset-backed securities, corporate bonds and municipal bonds), alternative strategies (including traditional mutual funds, precious metals and commodities) and cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the Bancorp's targeted and actual weighted-average asset allocations by asset category, with mutual and exchange-traded funds incorporated according to their underlying investments, for the years ended December 31:

	Targeted Range	2023	2022
Equity securities	0-55 %	—	—
Fixed-income securities	50-100	90	92
Alternative strategies	0-5	—	—
Cash or cash equivalents	0-100	10	8
Total		100 %	100

Plan Management's objective is to achieve and maintain a fully-funded status of the qualified defined benefit plan while also minimizing the risk of excess assets. As a result, the portfolio assets of the qualified defined benefit plan will continue to increase the weighting of long duration fixed income, or liability matching assets, as the funded status increases. There were no significant concentrations of risk associated with the investments of the Plan at December 31, 2023.

Permitted asset classes of the Plan include cash and cash equivalents, fixed-income (domestic and non-U.S. bonds), equities (U.S., non-U.S., emerging markets and real estate investment trusts), equipment leasing and mortgages. The Plan utilizes derivative instruments including puts, calls, straddles or other option strategies, as approved by management.

Fifth Third Bank, National Association, as Trustee, is expected to manage Plan assets in a manner consistent with the Plan agreement and other regulatory, federal and state laws. The Fifth Third Bank Pension, 401(k) and Medical Plan Committee (the "Committee") is the plan administrator. The Trustee is required to provide to the Committee monthly and quarterly reports covering a list of Plan assets, portfolio performance, transactions and asset allocation. The Trustee is also required to keep the Committee apprised of any material changes in the Trustee's outlook and recommended investment policy. There were no fees paid by the Plan for investment management, accounting or administrative services provided by the Trustee for the years ended December 31, 2023, 2022 and 2021.

Other Information on Retirement and Benefit Plans
The Bancorp has a qualified defined contribution savings plan that allows participants to make voluntary 401(k) contributions on a pre-tax or Roth basis, subject to statutory limitations. Expenses recognized for matching contributions to the Bancorp's qualified defined contribution savings plan were $114 million, $111 million and $108 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Bancorp did not make profit sharing contributions during the years ended December 31, 2023, 2022 and 2021. In addition, the Bancorp has a non-qualified defined contribution plan that allows certain employees to make voluntary contributions into a deferred compensation plan. Expenses recognized by the Bancorp for its non-qualified defined contribution plan were $5 million, $7 million and $5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

23. Accumulated Other Comprehensive Income

The tables below present the activity of the components of OCI and AOCI for the years ended December 31:

2023 ($ in millions)	Total OCI			Total AOCI		
	Pre-tax Activity	Tax Effect	Net Activity	Beginning Balance	Net Activity	Ending Balance
Unrealized holding gains on available-for-sale debt securities arising during the year	$ 656	(162)	494			
Reclassification adjustment for net losses on available-for-sale debt securities included in net income	1	—	1			
Net unrealized losses on available-for-sale debt securities	657	(162)	495	(4,589)	495	(4,094)
Unrealized holding losses on cash flow hedge derivatives arising during the year	(171)	40	(131)			
Reclassification adjustment for net losses on cash flow hedge derivatives included in net income	334	(77)	257			
Net unrealized losses on cash flow hedge derivatives	163	(37)	126	(498)	126	(372)
Net actuarial loss arising during the year	(1)	—	(1)			
Reclassification of amounts to net periodic benefit costs	4	(1)	3			
Defined benefit pension plans, net	3	(1)	2	(19)	2	(17)
Other	—	—	—	(4)	—	(4)
Total	$ 823	(200)	623	(5,110)	623	(4,487)

2022 ($ in millions)	Total OCI			Total AOCI		
	Pre-tax Activity	Tax Effect	Net Activity	Beginning Balance	Net Activity	Ending Balance
Unrealized holding losses on available-for-sale debt securities arising during the year	$ (7,194)	1,716	(5,478)			
Reclassification adjustment for net gains on available-for-sale debt securities included in net income	(2)	—	(2)			
Net unrealized losses on available-for-sale debt securities	(7,196)	1,716	(5,480)	891	(5,480)	(4,589)
Unrealized holding losses on cash flow hedge derivatives arising during the year	(1,006)	232	(774)			
Reclassification adjustment for net gains on cash flow hedge derivatives included in net income	(99)	22	(77)			
Net unrealized losses on cash flow hedge derivatives	(1,105)	254	(851)	353	(851)	(498)
Net actuarial gain arising during the year	11	(2)	9			
Reclassification of amounts to net periodic benefit costs	6	(1)	5			
Defined benefit pension plans, net	17	(3)	14	(33)	14	(19)
Other	—	—	—	(4)	—	(4)
Total	$ (8,284)	1,967	(6,317)	1,207	(6,317)	(5,110)

2021 ($ in millions)	Total OCI			Total AOCI		
	Pre-tax Activity	Tax Effect	Net Activity	Beginning Balance	Net Activity	Ending Balance
Unrealized holding losses on available-for-sale debt securities arising during the year	$ (1,366)	323	(1,043)			
Reclassification adjustment for net losses on available-for-sale debt securities included in net income	4	(1)	3			
Net unrealized gains on available-for-sale debt securities	(1,362)	322	(1,040)	1,931	(1,040)	891
Unrealized holding losses on cash flow hedge derivatives arising during the year	(185)	43	(142)			
Reclassification adjustment for net gains on cash flow hedge derivatives included in net income	(293)	70	(223)			
Net unrealized gains on cash flow hedge derivatives	(478)	113	(365)	718	(365)	353
Net actuarial gain arising during the year	5	(1)	4			
Reclassification of amounts to net periodic benefit costs	9	(2)	7			
Defined benefit pension plans, net	14	(3)	11	(44)	11	(33)
Other	—	—	—	(4)	—	(4)
Total	$ (1,826)	432	(1,394)	2,601	(1,394)	1,207

The table below presents reclassifications out of AOCI for the years ended December 31:

($ in millions)	Consolidated Statements of Income Caption	**2023**	2022	2021
Net unrealized (losses) gains on available-for-sale debt securities:[a]				
Net (losses) gains included in net income	Securities gains (losses), net	$ **(1)**	2	(4)
	Income before income taxes	**(1)**	2	(4)
	Applicable income tax expense	**—**	—	1
	Net income	**(1)**	2	(3)
Net unrealized (losses) gains on cash flow hedge derivatives:[a]				
Interest rate contracts related to C&I, commercial mortgage and commercial construction loans	Interest and fees on loans and leases	**(334)**	99	293
	Income before income taxes	**(334)**	99	293
	Applicable income tax expense	**77**	(22)	(70)
	Net income	**(257)**	77	223
Net periodic benefit costs:[a]				
Amortization of net actuarial loss	Compensation and benefits[b]	**(2)**	(3)	(6)
Settlements	Compensation and benefits[b]	**(2)**	(3)	(3)
	Income before income taxes	**(4)**	(6)	(9)
	Applicable income tax expense	**1**	1	2
	Net income	**(3)**	(5)	(7)
Total reclassifications for the period	Net income	$ **(261)**	74	213

(a) Amounts in parentheses indicate reductions to net income.
(b) This AOCI component is included in the computation of net periodic benefit cost. Refer to Note 22 for information on the computation of net periodic benefit cost.

24. Common, Preferred and Treasury Stock

The table presents a summary of the share activity within common, preferred and treasury stock for the years ended:

($ in millions, except share data)	Common Stock		Preferred Stock		Treasury Stock	
	Value	Shares	Value	Shares	Value	Shares
December 31, 2020	$ 2,051	923,892,581	$ 2,116	278,000	$ (5,676)	211,132,256
Shares acquired for treasury	—	—	—	—	(1,393)	35,652,079
Impact of stock transactions under stock compensation plans, net	—	—	—	—	44	(5,621,878)
Other	—	—	—	—	1	(47,540)
December 31, 2021	$ 2,051	923,892,581	$ 2,116	278,000	$ (7,024)	241,114,917
Shares acquired for treasury	—	—	—	—	(100)	3,079,462
Impact of stock transactions under stock compensation plans, net	—	—	—	—	21	(3,687,834)
Other	—	—	—	—	—	156
December 31, 2022	$ 2,051	923,892,581	$ 2,116	278,000	$ (7,103)	240,506,701
Shares acquired for treasury	—	—	—	—	**(201)**	**5,589,996**
Impact of stock transactions under stock compensation plans, net	—	—	—	—	**42**	**(3,328,926)**
December 31, 2023	**$ 2,051**	**923,892,581**	**$ 2,116**	**278,000**	**$ (7,262)**	**242,767,771**

Preferred Stock—Series L

On July 30, 2020, the Bancorp issued in a registered public offering 350,000 depositary shares, representing 14,000 shares of 4.50% fixed-rate reset non-cumulative perpetual preferred stock, Series L, for net proceeds of approximately $346 million. Each preferred share has a $25,000 liquidation preference. The preferred stock accrues dividends on a non-cumulative basis at an annual rate of 4.50% through but excluding September 30, 2025. From, and including, September 30, 2025 and for each dividend reset period thereafter, dividends will accrue on the Series L preferred stock, on a non-cumulative basis, at a rate equal to the five-year U.S. Treasury rate as of the most recent reset dividend determination date plus 4.215%. Dividends will be payable, when, as and if declared by the Bancorp's Board of Directors, quarterly in arrears on each of March 31, June 30, September 30 and December 31, beginning on September 30, 2020. Subject to obtaining all required regulatory approvals, on any dividend payment date on or after September 30, 2025, the Bancorp may redeem the Series L preferred stock and the related depositary shares in whole or in part, at 100% of their liquidation preference, plus an amount equal to any declared and unpaid dividends, without accumulation of any undeclared dividends. In addition, the Series L preferred stock and the related depositary shares may be redeemed, subject to obtaining all required regulatory approvals, in whole but not in part, at any time, following the occurrence of a regulatory capital event, at 100% of their liquidation preference, plus an amount equal to any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series L preferred shares are not convertible into Bancorp common shares or any other securities.

Preferred Stock—Series K

On September 17, 2019, the Bancorp issued, in a registered public offering 10,000,000 depositary shares, representing 10,000 shares of 4.95% non-cumulative Series K perpetual preferred stock, for net proceeds of approximately $242 million. Each preferred share has a $25,000 liquidation preference. Subject to any required regulatory approval, the Bancorp may redeem the Series K preferred shares at its option in whole or in part, on any dividend payment date on or after September 30, 2024 and may redeem in whole, but not in part, at any time following a regulatory capital event. The Series K preferred shares are not convertible into Bancorp common shares or any other securities.

Preferred Stock—Class B, Series A

On August 26, 2019, the Bancorp issued 200,000 shares of 6.00% non-cumulative perpetual Class B preferred stock, Series A. Each preferred share has a $1,000 liquidation preference. These shares were issued to the holders of MB Financial, Inc.'s 6.00% non-cumulative perpetual preferred stock, Series C, in conjunction with the merger of MB Financial, Inc. with and into Fifth Third Bancorp. The newly issued shares of Class B preferred stock, Series A were recognized by the Bancorp at the carrying value previously assigned to the MB Financial, Inc. Series C preferred stock prior to the transaction. Subject to any required regulatory approval, the Bancorp may redeem the shares of Class B preferred stock, Series A at its option, in whole or in part, at any time on any dividend payment due date and may redeem, in whole but not in part, within 90 days following a regulatory capital treatment event.

Preferred Stock—Series J

On June 5, 2014, the Bancorp issued, in a registered public offering, 300,000 depositary shares, representing 12,000 shares of 4.90% fixed to floating-rate non-cumulative Series J perpetual preferred stock, for net proceeds of $297 million. Each preferred share has a $25,000 liquidation preference. The preferred stock accrued dividends, on a non-cumulative semi-annual basis, at an annual rate of 4.90% through but excluding September 30, 2019, at which time it converted to a quarterly floating-rate dividend of three-month LIBOR plus 3.129%. Pursuant to LIBOR transition, it later converted from a reference rate of three-month LIBOR to a reference rate of three-month CME Term SOFR on

September 30, 2023. Following this conversion, the quarterly floating-rate dividend is three-month CME Term SOFR plus 3.129% plus the tenor spread adjustment of 0.26161%. Subject to any required regulatory approval, the Bancorp may redeem the Series J preferred shares at its option, in whole or in part, at any time. The Series J preferred shares are not convertible into Bancorp common shares or any other securities.

Preferred Stock—Series I

On December 9, 2013, the Bancorp issued, in a registered public offering, 18,000,000 depositary shares, representing 18,000 shares of 6.625% fixed to floating-rate non-cumulative Series I perpetual preferred stock, for net proceeds of $441 million. Each preferred share has a $25,000 liquidation preference. The preferred stock accrued dividends, on a non-cumulative quarterly basis, at an annual rate of 6.625% through but excluding December 31, 2023, at which time it converted to a quarterly floating-rate dividend of three-month CME Term SOFR plus 3.71% plus the tenor spread adjustment of 0.26161%. Subject to any required regulatory approval, the Bancorp may redeem the Series I preferred shares at its option in whole or in part, at any time. The Series I preferred shares are not convertible into Bancorp common shares or any other securities.

Preferred Stock—Series H

On May 16, 2013, the Bancorp issued, in a registered public offering, 600,000 depositary shares, representing 24,000 shares of 5.10% fixed to floating-rate non-cumulative Series H perpetual preferred stock, for net proceeds of $593 million. Each preferred share has a $25,000 liquidation preference. The preferred stock accrued dividends, on a non-cumulative semi-annual basis, at an annual rate of 5.10% through but excluding June 30, 2023, at which time it converted to a quarterly floating-rate dividend of three-month LIBOR plus 3.033%. Pursuant to LIBOR transition, it later converted from a reference rate of three-month LIBOR to a reference rate of three-month CME Term SOFR on September 30, 2023. Following this conversion, the quarterly floating-rate dividend is three-month CME Term SOFR plus 3.033% plus the tenor spread adjustment of 0.26161%. Subject to any required regulatory approval, the Bancorp may redeem the Series H preferred shares at its option in whole or in part, at any time. The Series H preferred shares are not convertible into Bancorp common shares or any other securities.

Treasury Stock

In June of 2019, the Board of Directors authorized the Bancorp to repurchase up to 100 million common shares in the open market or in privately negotiated transactions and to utilize any derivative or similar instrument to effect share repurchase transactions.

Under this authorization, the Bancorp entered into and settled accelerated share repurchase transactions during the years ended December 31, 2023 and 2022. As part of these transactions, the Bancorp entered into forward contracts in which the final number of shares delivered at settlement was based generally on a discount to the average daily volume-weighted average price of the Bancorp's common stock during the term of these repurchase agreements. The accelerated share repurchases were treated as two separate transactions: (i the repurchase of treasury shares on the repurchase date and (ii a forward contract indexed to the Bancorp's common stock.

The following table presents a summary of the Bancorp's accelerated share repurchase transactions that were entered into and settled during the years ended December 31, 2023 and 2022:

Repurchase Date	Amount ($ in millions)	Shares Repurchased on Repurchase Date	Shares Received from Forward Contract Settlement	Total Shares Repurchased	Final Settlement Date
December 8, 2022	$ 100	2,636,476	442,986	3,079,462	December 19, 2022
January 24, 2023	200	4,911,875	678,121	5,589,996	March 6, 2023

25. Stock-Based Compensation

Stock-based awards are eligible for issuance under the Bancorp's Incentive Compensation Plan to executives, directors and key employees of the Bancorp and its subsidiaries. The 2021 Incentive Compensation Plan was approved by shareholders on April 13, 2021 and authorized the issuance of up to 50 million shares as equity compensation. The plan authorizes the issuance of SARs, RSAs, RSUs, stock options, performance share or unit awards, dividend or dividend equivalent rights and stock awards. As of December 31, 2023, there were 24.7 million shares available for future issuance. Based on total stock-based awards outstanding (including SARs, RSUs, stock options and PSAs) and shares remaining for future grants under the 2021 Incentive Compensation Plan, the potential dilution to which the Bancorp's common shareholders are exposed due to the potential that stock-based compensation will be awarded to executives, directors or key employees of the Bancorp and its subsidiaries is 6%. SARs, RSUs, stock options and PSAs outstanding represent 3% of the Bancorp's issued shares at December 31, 2023.

All of the Bancorp's stock-based awards are to be settled with stock. The Bancorp has historically used treasury stock to settle stock-based awards, when available. SARs, issued at fair value based on the closing price of the Bancorp's common stock on the date of grant, have terms up to ten years and vest and typically become exercisable ratably over a three year period of continued employment. The Bancorp does not grant discounted SARs or stock options, re-price previously granted SARs or stock options or grant reload stock options. RSUs are typically released after three or four years or ratably over three or four years of continued employment and receive dividend equivalents. Dividend equivalents are accrued and paid in cash when the underlying shares are distributed, except for certain RSUs which have the rights to receive dividend equivalents paid in cash at each dividend payment date. Stock options were previously issued at fair value based on the closing price of the Bancorp's common stock on the date of grant, had up to ten year terms and vested and became fully exercisable ratably over a three or four-year period of continued employment. For PSAs that are eligible to receive dividend equivalents, the accrued cash dividends are adjusted by the payout percentage achieved on the underlying awards. PSAs have three-year cliff vesting terms with performance conditions as defined by the plan. All of the Bancorp's executive stock-based awards contain an annual performance hurdle of 2% return on tangible common equity. If this threshold is not met in any one of the three years during the performance period, one-third of PSAs are forfeited. Additionally, if this threshold is not met, all SARs and RSUs that would vest in the next year may also be forfeited at the discretion of the Human Capital and Compensation Committee of the Board of Directors. The Bancorp met this threshold as of December 31, 2023.

Stock-based compensation expense was $169 million, $165 million and $120 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in compensation and benefits expense in the Consolidated Statements of Income. The total related income tax benefit recognized was $35 million, $34 million and $25 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Stock Appreciation Rights

The Bancorp uses assumptions, which are evaluated and revised as necessary, in estimating the grant-date fair value of each SAR grant.

The weighted-average assumptions were as follows for the years ended December 31:

	2023	2022	2021
Expected life (in years)	**7**	7	7
Expected volatility	**31 %**	31	29
Expected dividend yield	**3.6**	3.4	3.2
Risk-free interest rate	**3.8**	2.7	0.9

The expected life is generally derived from historical exercise patterns and represents the amount of time that SARs granted are expected to be outstanding. The expected volatility is based on a combination of historical and implied volatilities of the Bancorp's common stock. The expected dividend yield is based on annual dividends divided by the Bancorp's stock price. Annual dividends are based on projected dividends, estimated using an expected long-term dividend payout ratio, over the estimated life of the awards. The risk-free interest rate for periods within the contractual life of the SARs is based on the U.S. Treasury yield curve in effect at the time of grant.

The grant-date fair value of SARs is measured using the Black-Scholes option-pricing model. The weighted-average grant-date fair value of SARs granted was $10.49, $12.76 and $7.84 per share for the years ended December 31, 2023, 2022 and 2021, respectively. The total grant-date fair value of SARs that vested during the years ended December 31, 2023, 2022 and 2021 was $3 million, $2 million and $8 million, respectively.

At December 31, 2023, there was $2 million of stock-based compensation expense related to outstanding SARs not yet recognized. The expense is expected to be recognized over an estimated remaining weighted-average period at December 31, 2023 of 1.6 years.

The following table summarizes SARs activity for the years ended December 31:

SARs (in thousands, except per share data)	2023 Number of SARs	2023 Weighted-Average Grant Price Per Share	2022 Number of SARs	2022 Weighted-Average Grant Price Per Share	2021 Number of SARs	2021 Weighted-Average Grant Price Per Share
Outstanding at January 1	**9,112**	**$ 22.22**	11,185	$ 20.47	19,258	$ 18.83
Granted	**253**	**37.19**	304	46.96	322	33.53
Exercised	**(2,011)**	**18.42**	(2,358)	17.05	(8,367)	17.20
Forfeited or expired	**(23)**	**40.36**	(19)	30.43	(28)	23.01
Outstanding at December 31	**7,331**	**$ 23.72**	9,112	$ 22.22	11,185	$ 20.47
Exercisable at December 31	**6,796**	**$ 22.44**	8,487	$ 20.97	10,515	$ 19.80

The following table summarizes outstanding and exercisable SARs by grant price per share at December 31, 2023:

	Outstanding SARs			Exercisable SARs		
SARs (in thousands, except per share data)	Number of SARs	Weighted-Average Grant Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Number of SARs	Weighted-Average Grant Price Per Share	Weighted-Average Remaining Contractual Life (in years)
$10.01-$20.00	3,373	$ 17.98	1.8	3,373	$ 17.98	1.8
$20.01-$30.00	2,926	25.27	2.7	2,926	25.27	2.7
$30.01-$40.00	789	34.57	7.1	413	33.36	5.8
Over $40.00	243	49.51	8.1	84	49.51	8.1
All SARs	7,331	$ 23.72	3.0	6,796	$ 22.44	2.5

Restricted Stock Units

The total grant-date fair value of RSUs that were released during the years ended December 31, 2023, 2022 and 2021 was $130 million, $110 million and $99 million, respectively. At December 31, 2023, there was $174 million of stock-based compensation expense related to outstanding RSUs not yet recognized. The expense is expected to be recognized over an estimated remaining weighted-average period at December 31, 2023 of 2.3 years.

The following table summarizes RSUs activity for the years ended December 31:

RSUs (in thousands, except per unit data)	2023 Units	2023 Weighted-Average Grant-Date Fair Value Per Unit	2022 Units	2022 Weighted-Average Grant-Date Fair Value Per Unit	2021 Units	2021 Weighted-Average Grant-Date Fair Value Per Unit
Outstanding at January 1	**9,906**	**$ 38.04**	9,487	$ 30.67	9,466	$ 28.38
Granted	**4,763**	**34.94**	4,682	47.11	4,186	34.25
Released	**(3,696)**	**35.04**	(3,608)	30.54	(3,432)	28.87
Forfeited	**(608)**	**38.75**	(655)	37.12	(733)	29.80
Outstanding at December 31	**10,365**	**$ 37.63**	9,906	$ 38.04	9,487	$ 30.67

The following table summarizes outstanding RSUs by grant-date fair value per unit at December 31, 2023:

	Outstanding RSUs	
RSUs (in thousands)	Units	Weighted-Average Remaining Contractual Life (in years)
Under $25.00	719	0.8
$25.01-$30.00	1,059	0.7
$30.01-$35.00	1,651	0.7
$35.01-$40.00	4,281	1.5
$40.01-$45.00	150	0.9
$45.01 and over	2,505	1.1
All RSUs	10,365	1.2

Stock Options

There were no stock options granted during the years ended December 31, 2023, 2022 and 2021. The Bancorp generally utilizes the Black-Scholes option pricing model to measure the fair value of stock option grants.

The total intrinsic value of stock options exercised was $1 million, $2 million and $7 million for the years ended December 31, 2023, 2022 and 2021, respectively. Cash received from stock options exercised was $1 million, $1 million and $6 million for the years ended December 31, 2023, 2022 and 2021, respectively. The tax benefit realized from exercised stock options was immaterial for both the years ended December 31, 2023 and 2022 and $1 million for the year ended December 31, 2021. No stock options vested during the year ended December 31, 2023 and an immaterial amount of stock options vested during both the years ended December 31, 2022 and 2021. As of December 31, 2023, the aggregate intrinsic value of both outstanding stock options and exercisable stock options was $3 million.

The following table summarizes stock options activity for the years ended December 31:

Stock Options (in thousands, except per share data)	2023		2022		2021	
	Number of Options	Weighted-Average Exercise Price Per Share	Number of Options	Weighted-Average Exercise Price Per Share	Number of Options	Weighted-Average Exercise Price Per Share
Outstanding at January 1	312 $	21.65	409 $	21.51	793 $	20.81
Exercised	(86)	21.97	(97)	21.06	(384)	20.06
Forfeited or expired	(2)	27.71	—	—	—	—
Outstanding at December 31	224 $	21.45	312 $	21.65	409 $	21.51
Exercisable at December 31	224 $	21.45	312 $	21.65	386 $	21.31

The following table summarizes outstanding and exercisable stock options by exercise price per share at December 31, 2023:

Stock Options (in thousands, except per share data)	Outstanding Stock Options			Exercisable Stock Options		
	Number of Options	Weighted-Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Number of Options	Weighted-Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)
Under $10.00	2 $	8.98	2.6	2 $	8.98	2.6
$10.01-$20.00	136	18.59	1.4	136	18.59	1.4
$20.01-$30.00	86	26.26	3.2	86	26.26	3.2
All stock options	224 $	21.45	2.1	224 $	21.45	2.1

Other Stock-Based Compensation

PSAs are payable contingent upon the Bancorp achieving certain predefined performance targets over a three-year measurement period. Depending on performance, between zero and 1.1 million shares may be released to settle the PSAs outstanding at December 31, 2023 once the applicable performance periods are completed. Awards granted during the years ended December 31, 2023, 2022 and 2021 will be entirely settled in stock. The performance targets are based on the Bancorp's performance relative to a defined peer group. PSAs use a performance-based metric based on return on tangible common equity in relation to peers. During the years ended December 31, 2023, 2022 and 2021, approximately 256 thousand, 288 thousand and 251 thousand PSAs, respectively, were granted by the Bancorp. These awards were granted at a weighted-average grant-date fair value of $37.19, $47.03 and $33.53 per unit during the years ended December 31, 2023, 2022 and 2021, respectively.

The Bancorp sponsors an employee stock purchase plan that allows qualifying employees to purchase shares of the Bancorp's common stock with a 15% match. During the years ended December 31, 2023, 2022 and 2021, there were approximately 768 thousand, 520 thousand and 470 thousand shares, respectively, purchased by participants. The Bancorp recognized expense of $2 million in each of the years ended December 31, 2023, 2022 and 2021 related to this plan. This expense is included in compensation and benefits expense in the Consolidated Statements of Income. As of December 31, 2023, there were approximately 2.0 million shares available for future issuance, which represents the remaining shares of Fifth Third common stock under the Bancorp's 1993 Stock Purchase Plan, as amended and restated, including an additional 1.5 million shares approved by shareholders on March 28, 2007 and an additional 12 million shares approved by shareholders on April 21, 2009.

26. Other Noninterest Income and Other Noninterest Expense

The following table presents the major components of other noninterest income and other noninterest expense for the years ended December 31:

($ in millions)		**2023**	2022	2021
Other noninterest income:				
BOLI income	$	**61**	64	61
Cardholder fees		**56**	54	50
Equity method investment income		**52**	22	30
Private equity investment income		**44**	70	81
Banking center income		**25**	24	23
Income from the TRA associated with Worldpay, Inc.		**22**	46	46
Consumer loan fees		**20**	19	17
Gains on contract sales		**2**	3	62
Loss on swap associated with the sale of Visa, Inc. Class B Shares		**(94)**	(84)	(86)
Other, net		**19**	47	48
Total other noninterest income	$	**207**	265	332
Other noninterest expense:				
FDIC insurance and other taxes	$	**385**	132	114
Loan and lease		**133**	167	217
Losses and adjustments		**91**	91	69
Data processing		**87**	82	79
Dues and subscriptions		**61**	58	55
Travel		**56**	60	34
Professional service fees		**53**	54	63
Securities recordkeeping		**50**	48	52
Cash and coin processing		**48**	44	39
Postal and courier		**46**	40	37
Intangible amortization		**43**	47	44
Other, net		**184**	145	148
Total other noninterest expense	$	**1,237**	968	951

27. Earnings Per Share

The following table provides the calculation of earnings per share and the reconciliation of earnings per share and earnings per diluted share for the years ended December 31:

($ in millions, except per share data)	**2023**			2022			2021		
	Income	Average Shares	Per Share Amount	Income	Average Shares	Per Share Amount	Income	Average Shares	Per Share Amount
Earnings Per Share:									
Net income available to common shareholders	$ **2,212**			2,330			2,659		
Less: Income allocated to participating securities	**—**			2			7		
Net income allocated to common shareholders	$ **2,212**	**684**	**3.23**	2,328	689	3.38	2,652	702	3.78
Earnings Per Diluted Share:									
Net income available to common shareholders	$ **2,212**			2,330			2,659		
Effect of dilutive securities:									
Stock-based awards	**—**	**4**		—	6		—	9	
Net income available to common shareholders plus assumed conversions	**2,212**			2,330			2,659		
Less: Income allocated to participating securities	**—**			2			7		
Net income allocated to common shareholders plus assumed conversions	$ **2,212**	**688**	**3.22**	2,328	695	3.35	2,652	711	3.73

Shares are excluded from the computation of earnings per diluted share when their inclusion has an anti-dilutive effect on earnings per share. The diluted earnings per share computation for the years ended December 31, 2023, 2022 and 2021 excludes 6 million, 3 million and an immaterial amount shares, respectively, of stock-based awards because their inclusion would have been anti-dilutive.

28. Fair Value Measurements

The Bancorp measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. For more information regarding the fair value hierarchy and how the Bancorp measures fair value, refer to Note 1.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize assets and liabilities measured at fair value on a recurring basis as of:

| December 31, 2023 ($ in millions) | Fair Value Measurements Using | | | |
	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Available-for-sale debt and other securities:				
U.S. Treasury and federal agencies securities	$ 4,336	—	—	4,336
Obligations of states and political subdivisions securities	—	2	—	2
Mortgage-backed securities:				
Agency residential mortgage-backed securities	—	10,282	—	10,282
Agency commercial mortgage-backed securities	—	25,720	—	25,720
Non-agency commercial mortgage-backed securities	—	4,445	—	4,445
Asset-backed securities and other debt securities	—	4,912	—	4,912
Available-for-sale debt and other securities[a]	4,336	45,361	—	49,697
Trading debt securities:				
U.S. Treasury and federal agencies securities	640	7	—	647
Obligations of states and political subdivisions securities	—	39	—	39
Agency residential mortgage-backed securities	—	6	—	6
Asset-backed securities and other debt securities	—	207	—	207
Trading debt securities	640	259	—	899
Equity securities	600	13	—	613
Residential mortgage loans held for sale	—	334	—	334
Residential mortgage loans[b]	—	—	116	116
Servicing rights	—	—	1,737	1,737
Derivative assets:				
Interest rate contracts	—	977	6	983
Foreign exchange contracts	—	643	—	643
Commodity contracts	205	846	—	1,051
Derivative assets[c]	205	2,466	6	2,677
Total assets	$ 5,781	48,433	1,859	56,073
Liabilities:				
Derivative liabilities:				
Interest rate contracts	$ 5	1,202	6	1,213
Foreign exchange contracts	—	600	—	600
Equity contracts	—	—	168	168
Commodity contracts	28	990	—	1,018
Derivative liabilities[d]	33	2,792	174	2,999
Short positions:				
U.S. Treasury and federal agencies securities	31	—	—	31
Asset-backed securities and other debt securities	—	76	—	76
Short positions[d]	31	76	—	107
Total liabilities	$ 64	2,868	174	3,106

(a) Excludes FHLB, FRB and DTCC restricted stock holdings totaling $224, $496 and $2, respectively, at December 31, 2023.
(b) Includes residential mortgage loans originated as held for sale and subsequently transferred to held for investment.
(c) Included in other assets in the Consolidated Balance Sheets.
(d) Included in other liabilities in the Consolidated Balance Sheets.

December 31, 2022 ($ in millions)	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Available-for-sale debt and other securities:				
U.S. Treasury and federal agencies securities	$ 2,495	—	—	2,495
Obligations of states and political subdivisions securities	—	18	—	18
Mortgage-backed securities:				
Agency residential mortgage-backed securities	—	11,237	—	11,237
Agency commercial mortgage-backed securities	—	26,322	—	26,322
Non-agency commercial mortgage-backed securities	—	4,715	—	4,715
Asset-backed securities and other debt securities	—	5,842	—	5,842
Available-for-sale debt and other securities[a]	2,495	48,134	—	50,629
Trading debt securities:				
U.S. Treasury and federal agencies securities	23	22	—	45
Obligations of states and political subdivisions securities	—	14	—	14
Agency residential mortgage-backed securities	—	8	—	8
Asset-backed securities and other debt securities	—	347	—	347
Trading debt securities	23	391	—	414
Equity securities	306	11	—	317
Residential mortgage loans held for sale	—	600	—	600
Residential mortgage loans[b]	—	—	123	123
Servicing rights	—	—	1,746	1,746
Derivative assets:				
Interest rate contracts	12	1,222	7	1,241
Foreign exchange contracts	—	454	—	454
Commodity contracts	56	1,422	—	1,478
Derivative assets[c]	68	3,098	7	3,173
Total assets	$ 2,892	52,234	1,876	57,002
Liabilities:				
Derivative liabilities:				
Interest rate contracts	$ 7	1,970	8	1,985
Foreign exchange contracts	—	422	—	422
Equity contracts	—	—	195	195
Commodity contracts	92	1,258	—	1,350
Derivative liabilities[d]	99	3,650	203	3,952
Short positions:				
U.S. Treasury and federal agencies securities	66	—	—	66
Asset-backed securities and other debt securities	—	112	—	112
Short positions[d]	66	112	—	178
Total liabilities	$ 165	3,762	203	4,130

(a) Excludes FHLB, FRB and DTCC restricted stock holdings totaling $381, $491 and $2, respectively, at December 31, 2022.
(b) Includes residential mortgage loans originated as held for sale and subsequently transferred to held for investment.
(c) Included in other assets in the Consolidated Balance Sheets.
(d) Included in other liabilities in the Consolidated Balance Sheets.

The following is a description of the valuation methodologies used for significant instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale debt and other securities, trading debt securities and equity securities
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include U.S. Treasury securities and equity securities. If quoted market prices are not available, then fair values are estimated using pricing models which primarily utilize quoted prices of securities with similar characteristics. Level 2 securities may include federal agencies securities, obligations of states and political subdivisions securities, agency residential mortgage-backed securities, agency and non-agency commercial mortgage-backed securities, asset-backed securities and other debt securities and equity securities. These securities are generally valued using a market approach based on observable prices of securities with similar characteristics.

Residential mortgage loans held for sale
For residential mortgage loans held for sale for which the fair value election has been made, fair value is estimated based upon mortgage-backed securities prices and spreads to those prices or, for certain ARM loans, DCF models that may incorporate the anticipated portfolio

composition, credit spreads of asset-backed securities with similar collateral and market conditions. The anticipated portfolio composition includes the effect of interest rate spreads and discount rates due to loan characteristics such as the state in which the loan was originated, the loan amount and the ARM margin. Residential mortgage loans held for sale that are valued based on mortgage-backed securities prices are classified within Level 2 of the valuation hierarchy as the valuation is based on external pricing for similar instruments. ARM loans classified as held for sale are also classified within Level 2 of the valuation hierarchy due to the use of observable inputs in the DCF model. These observable inputs include interest rate spreads from agency mortgage-backed securities market rates and observable discount rates.

Residential mortgage loans
For residential mortgage loans for which the fair value election has been made, and that are reclassified from held for sale to held for investment, the fair value estimation is based on mortgage-backed securities prices, interest rate risk and an internally developed credit component. Therefore, these loans are transferred from Level 2 to Level 3 of the valuation hierarchy. An adverse change in the loss rate or severity assumption would result in a decrease in fair value of the related loans.

Servicing rights
MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs do occur, the precise terms and conditions typically are not readily available. Accordingly, the Bancorp estimates the fair value of MSRs using internal OAS models with certain unobservable inputs, primarily prepayment speed assumptions, OAS and weighted-average lives, resulting in a classification within Level 3 of the valuation hierarchy. Refer to Note 13 for further information on the assumptions used in the valuation of the Bancorp's MSRs.

Derivatives
Exchange-traded derivatives valued using quoted prices and certain over-the-counter derivatives valued using active bids are classified within Level 1 of the valuation hierarchy. Most of the Bancorp's derivative contracts are valued using DCF or other models that incorporate current market interest rates, credit spreads assigned to the derivative counterparties and other market parameters and, therefore, are classified within Level 2 of the valuation hierarchy. Such derivatives include basic and structured interest rate, foreign exchange and commodity swaps and options. Derivatives that are valued based upon models with significant unobservable market parameters are classified within Level 3 of the valuation hierarchy. As of December 31, 2023 and 2022, derivatives classified as Level 3, which are valued using models containing unobservable inputs, consisted primarily of a total return swap associated with the Bancorp's sale of Visa, Inc. Class B Shares as well as IRLCs, which utilize internally generated loan closing rate assumptions as a significant unobservable input in the valuation process.

Under the terms of the total return swap, the Bancorp will make or receive payments based on subsequent changes in the conversion rate of the Visa, Inc. Class B Shares into Class A Shares. Additionally, the Bancorp will make a quarterly payment based on Visa's stock price and the conversion rate of the Visa, Inc. Class B Shares into Class A Shares until the date on which the Covered Litigation is settled. The fair value of the total return swap was calculated using a DCF model based on unobservable inputs consisting of management's estimate of the probability of certain litigation scenarios, the timing of the resolution of the Covered Litigation and Visa litigation loss estimates in excess, or shortfall, of the Bancorp's proportional share of escrow funds.

An increase in the loss estimate or a delay in the resolution of the Covered Litigation would result in an increase in the fair value of the derivative liability; conversely, a decrease in the loss estimate or an acceleration of the resolution of the Covered Litigation would result in a decrease in the fair value of the derivative liability. Refer to Note 18 for additional information on the Covered Litigation.

The net asset fair value of the Bancorp's IRLCs at December 31, 2023 was $5 million. Immediate decreases in current interest rates of 25 bps and 50 bps would result in increases in the fair value of the IRLCs of approximately $1 million and $3 million, respectively. Immediate increases in current interest rates of 25 bps and 50 bps would result in decreases in the fair value of the IRLCs of approximately $2 million and $3 million, respectively. An immediate 10% or 20% change in loan closing rates, either adverse or favorable, would not have a material impact on the fair value of IRLCs as of December 31, 2023. These sensitivities are hypothetical and should be used with caution, as changes in fair value based on a variation in assumptions typically cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear.

Short positions
Where quoted prices are available in an active market, short positions are classified within Level 1 of the valuation hierarchy. Level 1 securities include U.S. Treasury securities. If quoted market prices are not available, then fair values are estimated using pricing models which primarily utilize quoted prices of securities with similar characteristics and therefore are classified within Level 2 of the valuation hierarchy. Level 2 securities include asset-backed and other debt securities.

The following tables are a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3:

For the year ended December 31, 2023 ($ in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
	Residential Mortgage Loans	Servicing Rights	Interest Rate Derivatives, Net[a]	Equity Derivatives	Total Fair Value
Balance, beginning of period	$ 123	1,746	(1)	(195)	1,673
Total (losses) gains (realized/unrealized):[b]					
Included in earnings	2	(105)	53	(94)	(144)
Purchases/originations	—	96	(3)	—	93
Settlements	(15)	—	(49)	121	57
Transfers into Level 3[c]	6	—	—	—	6
Balance, end of period	$ 116	1,737	—	(168)	1,685
The amount of total (losses) gains for the period included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2023	$ 2	(28)	5	(94)	(115)

(a) Net interest rate derivatives include $6 for both derivative assets and liabilities as of December 31, 2023.
(b) There were no unrealized gains or losses for the period included in other comprehensive income for instruments still held at December 31, 2023.
(c) Includes certain residential mortgage loans originated as held for sale that were transferred to held for investment.

For the year ended December 31, 2022 ($ in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
	Residential Mortgage Loans	Servicing Rights	Interest Rate Derivatives, Net[a]	Equity Derivatives	Total Fair Value
Balance, beginning of period	$ 154	1,121	4	(214)	1,065
Total gains (losses) (realized/unrealized):[b]					
Included in earnings	(18)	177	22	(84)	97
Purchases/originations	—	448	1	—	449
Settlements	(23)	—	(28)	103	52
Transfers into Level 3[c]	10	—	—	—	10
Balance, end of period	$ 123	1,746	(1)	(195)	1,673
The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2022	$ (18)	311	6	(84)	215

(a) Net interest rate derivatives include derivative assets and liabilities of $7 and $8, respectively, as of December 31, 2022.
(b) There were no unrealized gains or losses for the period included in other comprehensive income for instruments still held at December 31, 2022.
(c) Includes certain residential mortgage loans originated as held for sale that were transferred to held for investment.

For the year ended December 31, 2021 ($ in millions)	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)				
	Residential Mortgage Loans	Servicing Rights	Interest Rate Derivatives, Net[a]	Equity Derivatives	Total Fair Value
Balance, beginning of period	$ 161	656	53	(201)	669
Total (losses) gains (realized/unrealized):[b]					
Included in earnings	(2)	(139)	153	(86)	(74)
Purchases/originations	—	604	(3)	—	601
Settlements	(54)	—	(199)	73	(180)
Transfers into Level 3[c]	49	—	—	—	49
Balance, end of period	$ 154	1,121	4	(214)	1,065
The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2021	$ (2)	78	15	(86)	5

(a) Net interest rate derivatives include derivative assets and liabilities of $12 and $8, respectively, as of December 31, 2021.
(b) There were no unrealized gains or losses for the period included in other comprehensive income for instruments still held at December 31, 2021.
(c) Includes certain residential mortgage loans originated as held for sale that were transferred to held for investment.

The total losses and gains included in earnings for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 were recorded in the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021 as follows:

($ in millions)	2023	2022	2021
Mortgage banking net revenue	$ (54)	177	9
Commercial banking revenue	4	4	3
Other noninterest income	(94)	(84)	(86)
Total (losses) gains	$ (144)	97	(74)

The total losses and gains included in earnings attributable to changes in unrealized gains and losses related to Level 3 assets and liabilities still held at December 31, 2023, 2022 and 2021 were recorded in the Consolidated Statements of Income as follows:

($ in millions)	2023	2022	2021
Mortgage banking net revenue	$ (25)	295	88
Commercial banking revenue	4	4	3
Other noninterest income	(94)	(84)	(86)
Total (losses) gains	$ (115)	215	5

The following tables present information about significant unobservable inputs related to the Bancorp's material categories of Level 3 financial assets and liabilities measured at fair value on a recurring basis:

As of December 31, 2023 ($ in millions)

Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs		Weighted-Average	
Residential mortgage loans	$ 116	Loss rate model	Interest rate risk factor	(23.4) - 3.4%		(11.6)%	[a]
			Credit risk factor	— - 0.6%		0.2 %	[a]
					(Fixed)	5.9 %	[b]
Servicing rights	1,737	DCF	Prepayment speed	— - 100.0%	(Adjustable)	20.3 %	[b]
					(Fixed)	569	[b]
			OAS (bps)	477 - 1,447	(Adjustable)	1,016	[b]
IRLCs, net	5	DCF	Loan closing rates	20.9 - 96.0%		82.3 %	[c]
Swap associated with the sale of Visa, Inc. Class B Shares	(168)	DCF	Timing of the resolution of the Covered Litigation	Q4 2024 - Q1 2027		Q4 2025	[d]

(a) Unobservable inputs were weighted by the relative carrying value of the instruments.
(b) Unobservable inputs were weighted by the relative unpaid principal balance of the instruments.
(c) Unobservable inputs were weighted by the relative notional amount of the instruments.
(d) Unobservable inputs were weighted by the probability of the final funding date of the instruments.

As of December 31, 2022 ($ in millions)

Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs		Weighted-Average	
Residential mortgage loans	$ 123	Loss rate model	Interest rate risk factor	(24.1) - 2.4%		(12.3)%	[a]
			Credit risk factor	— - 22.9%		0.5 %	[a]
					(Fixed)	5.1 %	[b]
Servicing rights	1,746	DCF	Prepayment speed	— - 100.0%	(Adjustable)	20.3 %	[b]
					(Fixed)	734	[b]
			OAS (bps)	542 - 1,513	(Adjustable)	1,204	[b]
IRLCs, net	1	DCF	Loan closing rates	34.7 - 97.5%		86.6 %	[c]
Swap associated with the sale of Visa, Inc. Class B Shares	(195)	DCF	Timing of the resolution of the Covered Litigation	Q1 2024 - Q1 2027		Q2 2025	[d]

(a) Unobservable inputs were weighted by the relative carrying value of the instruments.
(b) Unobservable inputs were weighted by the relative unpaid principal balance of the instruments.
(c) Unobservable inputs were weighted by the relative notional amount of the instruments.
(d) Unobservable inputs were weighted by the probability of the final funding date of the instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

The following tables provide the fair value hierarchy and carrying amount of all assets that were held as of December 31, 2023 and 2022, and for which a nonrecurring fair value adjustment was recorded during the years ended December 31, 2023 and 2022, and the related gains and losses from fair value adjustments on assets sold during the period as well as assets still held as of the end of the period.

| As of December 31, 2023 ($ in millions) | Fair Value Measurements Using | | | | Total Losses |
	Level 1	Level 2	Level 3	Total	For the year ended December 31, 2023
Commercial loans held for sale	$ —	—	1	1	—
Commercial loans and leases	—	—	163	163	(162)
Consumer and residential mortgage loans	—	—	189	189	(12)
OREO	—	—	18	18	(8)
Bank premises and equipment	—	—	15	15	(2)
Operating lease equipment	—	—	2	2	—
Private equity investments	—	—	—	—	(2)
Total	$ —	—	388	388	(186)

| As of December 31, 2022 ($ in millions) | Fair Value Measurements Using | | | | Total (Losses) Gains |
	Level 1	Level 2	Level 3	Total	For the year ended December 31, 2022
Commercial loans held for sale	$ —	—	40	40	(1)
Commercial loans and leases	—	—	162	162	(83)
Consumer and residential mortgage loans	—	—	109	109	1
OREO	—	—	3	3	—
Bank premises and equipment	—	—	19	19	(9)
Operating lease equipment	—	—	1	1	(2)
Private equity investments	—	9	1	10	(8)
Total	$ —	9	335	344	(102)

The following tables present information as of December 31, 2023 and 2022 about significant unobservable inputs related to the Bancorp's material categories of Level 3 financial assets and liabilities measured on a nonrecurring basis:

As of December 31, 2023 ($ in millions)

Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Ranges of Inputs	Weighted-Average
Commercial loans held for sale	$ 1	Comparable company analysis	Market comparable transactions	NM	NM
Commercial loans and leases	163	Appraised value	Collateral value	NM	NM
Consumer and residential mortgage loans	189	Appraised value	Collateral value	NM	NM
OREO	18	Appraised value	Appraised value	NM	NM
Bank premises and equipment	15	Appraised value	Appraised value	NM	NM
Operating lease equipment	2	Appraised value	Appraised value	NM	NM
Private equity investments	—	Comparable company analysis	Market comparable transactions	NM	NM

As of December 31, 2022 ($ in millions)

Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Ranges of Inputs	Weighted-Average
Commercial loans held for sale	$ 40	Comparable company analysis	Market comparable transactions	NM	NM
Commercial loans and leases	162	Appraised value	Collateral value	NM	NM
Consumer and residential mortgage loans	109	Appraised value	Collateral value	NM	NM
OREO	3	Appraised value	Appraised value	NM	NM
Bank premises and equipment	19	Appraised value	Appraised value	NM	NM
Operating lease equipment	1	Appraised value	Appraised value	NM	NM
Private equity investments	1	Comparable company analysis	Market comparable transactions	NM	NM

Commercial loans held for sale
The Bancorp estimated the fair value of certain commercial loans held for sale during the years ended December 31, 2023 and 2022, resulting in negative fair value adjustments of an immaterial amount and $1 million during the years ended December 31, 2023 and 2022, respectively. These valuations were based on quoted prices for similar assets in active markets (Level 2 of the valuation hierarchy), appraisals of the underlying collateral or by applying unobservable inputs such as an estimated market discount to the unpaid principal balance of the loans or the appraised values of the assets (Level 3 of the valuation hierarchy). The Bancorp recognized an immaterial amount of gains and losses on the sale of certain commercial loans held for sale during the years ended December 31, 2023 and 2022.

Portfolio loans and leases
During the years ended December 31, 2023 and 2022, the Bancorp recorded nonrecurring adjustments to certain collateral-dependent portfolio loans and leases. When a loan is collateral-dependent, the fair value of the loan is generally based on the fair value less cost to sell of the underlying collateral supporting the loan and therefore these loans were classified within Level 3 of the valuation hierarchy. In cases where the amortized cost basis of the loan or lease exceeds the estimated net realizable value of the collateral, then an ALLL is recognized, or a charge-off once the remaining amount is considered uncollectible.

OREO
During the years ended December 31, 2023 and 2022, the Bancorp recorded nonrecurring adjustments to certain commercial and residential real estate properties and branch-related real estate no longer intended to be used for banking purposes classified as OREO and measured at the lower of carrying amount or fair value. These nonrecurring losses were primarily due to declines in real estate values of the properties recorded in OREO. These losses include $8 million recorded as negative fair value adjustments and an immaterial amount recorded as positive fair value adjustments for the years ended December 31, 2023 and 2022, respectively, recorded upon the transfer, or subsequent to the transfer, of properties to OREO. These losses also included an immaterial amount in losses recorded as charge-offs on new OREO properties transferred from loans for both the years ended December 31, 2023 and 2022.

The fair value amounts are generally based on appraisals of the property values, resulting in a classification within Level 3 of the valuation hierarchy. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. The previous tables reflect the fair value measurements of the properties before deducting the estimated costs to sell.

Bank premises and equipment
The Bancorp performs assessments of the recoverability of long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. These properties were written down to their lower of cost or market values. At least annually thereafter, the Bancorp will review these properties for market fluctuations. The fair value amounts were generally based on appraisals of the property values, resulting in a classification within Level 3 of the valuation hierarchy. For further information on bank premises and equipment, refer to Note 7.

Operating lease equipment
The Bancorp performs assessments of the recoverability of long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. When evaluating whether an individual asset is impaired, the Bancorp considers the current fair value of the asset, the changes in overall market demand for the asset and the rate of change in advancements associated with technological improvements that impact the demand for the specific asset under review. As part of this ongoing assessment, the Bancorp determined that the carrying values of certain operating lease equipment were not recoverable and, as a result, the Bancorp recorded an impairment loss equal to the amount by which the carrying value of the assets exceeded the fair value. The fair value amounts were generally based on appraised values of the assets, resulting in a classification within Level 3 of the valuation hierarchy.

Private equity investments
The Bancorp accounts for its private equity investments using the measurement alternative to fair value, except for those accounted for under the equity method of accounting. Under the measurement alternative, the Bancorp carries each investment at its cost basis minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. The Bancorp did not recognize gains during the year ended December 31, 2023 and recognized gains of $4 million during the year ended December 31, 2022, resulting from observable price changes. The carrying value of the Bancorp's private equity investments still held as of December 31, 2023 includes a cumulative $40 million of positive adjustments as a result of observable price changes since January 1, 2018. Because these adjustments are based on observable transactions in inactive markets, they are classified in Level 2 of the fair value hierarchy.

For private equity investments which are accounted for using the measurement alternative to fair value, the Bancorp qualitatively evaluates each investment quarterly to determine if impairment may exist. If necessary, the Bancorp then measures impairment by estimating the value of its investment and comparing that to the investment's carrying value, whether or not the Bancorp considers the impairment to be temporary. These valuations are typically developed using a DCF method, but other methods may be used if more appropriate for the circumstances. These valuations are based on unobservable inputs and therefore are classified in Level 3 of the fair value hierarchy. The Bancorp recognized impairment charges of $2 million and $12 million during the years ended December 31, 2023 and 2022, respectively. The carrying value of the Bancorp's private equity investments still held as of December 31, 2023 includes a cumulative $15 million of impairment charges recognized since adoption of the measurement alternative to fair value on January 1, 2018.

Fair Value Option
The Bancorp elected to measure certain residential mortgage loans held for sale under the fair value option as allowed under U.S. GAAP. Electing to measure residential mortgage loans held for sale at fair value reduces certain timing differences and better matches changes in the value of these assets with changes in the value of derivatives used as economic hedges for these assets. Management's intent to sell residential mortgage loans classified as held for sale may change over time due to such factors as changes in the overall liquidity in markets

or changes in characteristics specific to certain loans held for sale. Consequently, these loans may be reclassified to loans held for investment and maintained in the Bancorp's loan portfolio. In such cases, the loans will continue to be measured at fair value.

Fair value changes recognized in earnings for residential mortgage loans held at December 31, 2023 and 2022 for which the fair value option was elected, as well as the changes in fair value of the underlying IRLCs, included losses of $6 million and $10 million, respectively. These losses are reported in mortgage banking net revenue in the Consolidated Statements of Income.

Valuation adjustments related to instrument-specific credit risk for residential mortgage loans measured at fair value negatively impacted the fair value of those loans by an immaterial amount and $1 million at December 31, 2023 and 2022, respectively. Interest on loans measured at fair value is accrued as it is earned using the effective interest method and is reported as interest income in the Consolidated Statements of Income.

The following table summarizes the difference between the fair value and the unpaid principal balance for residential mortgage loans measured at fair value as of:

($ in millions)		Aggregate Fair Value	Aggregate Unpaid Principal Balance	Difference
December 31, 2023				
Residential mortgage loans measured at fair value	$	450	456	(6)
Past due loans of 30-89 days		1	1	—
Nonaccrual loans		2	2	—
December 31, 2022				
Residential mortgage loans measured at fair value	$	723	733	(10)
Past due loans of 30-89 days		1	1	—
Nonaccrual loans		2	2	—

The Bancorp may invest in certain hybrid financial instruments with embedded derivatives that are not clearly and closely related to the host contracts. The Bancorp elected to measure the entire instrument at fair value with changes in fair value recognized in earnings. The Bancorp did not hold these investments as of December 31, 2023 and 2022. Fair value changes recognized in earnings included gains of zero and $11 million for the years ended December 31, 2023 and 2022, respectively, reported in securities gains (losses), net in the Consolidated Statements of Income.

Fair Value of Certain Financial Instruments
The following tables summarize the carrying amounts and estimated fair values for certain financial instruments, excluding financial instruments measured at fair value on a recurring basis:

As of December 31, 2023 ($ in millions)	Net Carrying Amount	Fair Value Measurements Using Level 1	Level 2	Level 3	Total Fair Value
Financial assets:					
Cash and due from banks	$ 3,142	3,142	—	—	3,142
Other short-term investments	22,082	22,082	—	—	22,082
Other securities	722	—	722	—	722
Held-to-maturity securities	2	—	—	2	2
Loans and leases held for sale	44	—	—	44	44
Portfolio loans and leases:					
Commercial loans and leases	71,616	—	—	71,766	71,766
Consumer and residential mortgage loans	43,180	—	—	41,410	41,410
Total portfolio loans and leases, net	$ 114,796	—	—	113,176	113,176
Financial liabilities:					
Deposits	$ 168,912	—	168,873	—	168,873
Federal funds purchased	193	193	—	—	193
Other short-term borrowings	2,861	—	2,872	—	2,872
Long-term debt	16,418	14,481	1,903	—	16,384

As of December 31, 2022 ($ in millions)	Net Carrying Amount	Fair Value Measurements Using Level 1	Level 2	Level 3	Total Fair Value
Financial assets:					
Cash and due from banks	$ 3,466	3,466	—	—	3,466
Other short-term investments	8,351	8,351	—	—	8,351
Other securities	874	—	874	—	874
Held-to-maturity securities	5	—	—	5	5
Loans and leases held for sale	407	—	—	414	414
Portfolio loans and leases:					
Commercial loans and leases	75,262	—	—	75,104	75,104
Consumer and residential mortgage loans	43,901	—	—	42,193	42,193
Total portfolio loans and leases, net	$ 119,163	—	—	117,297	117,297
Financial liabilities:					
Deposits	$ 163,690	—	163,634	—	163,634
Federal funds purchased	180	180	—	—	180
Other short-term borrowings	4,838	—	4,829	—	4,829
Long-term debt	13,778	13,218	411	—	13,629

29. Regulatory Capital Requirements and Capital Ratios

The Board of Governors of the Federal Reserve System issued capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a BHC. These guidelines include quantitative measures that assign risk weightings to assets and off-balance sheet items, define and set minimum regulatory capital requirements as well as the measure of "well-capitalized" status. Additionally, the U.S. banking agencies issued similar guidelines for minimum regulatory capital requirements and "well-capitalized" measurements for banking subsidiaries.

The following table summarizes the prescribed capital ratios for the Bancorp and its banking subsidiary.

	Minimum	Well-Capitalized
CET1 capital:		
Fifth Third Bancorp	4.50 %	N/A
Fifth Third Bank, National Association	4.50	6.50
Tier 1 risk-based capital:		
Fifth Third Bancorp	6.00	6.00
Fifth Third Bank, National Association	6.00	8.00
Total risk-based capital:		
Fifth Third Bancorp	8.00	10.00
Fifth Third Bank, National Association	8.00	10.00
Leverage:		
Fifth Third Bancorp	4.00	N/A
Fifth Third Bank, National Association	4.00	5.00

Failure to meet the minimum capital requirements or falling below the "well-capitalized" measure can initiate certain actions by regulators that could have a direct material effect on the Consolidated Financial Statements of the Bancorp. The Bancorp is subject to the stress capital buffer requirement and must maintain capital ratios above its buffered minimum (regulatory minimum plus stress capital buffer) in order to avoid certain limitations on capital distributions and discretionary bonuses to executive officers. The FRB uses the supervisory stress test to determine the Bancorp's stress capital buffer, subject to a floor of 2.5%. The Bancorp's stress capital buffer requirement has been 2.5% since the introduction of this framework and was most recently affirmed as part of Fifth Third's 2023 Capital Plan submission with an effective date of October 1, 2023. The Bancorp's capital ratios have exceeded the stress capital buffer requirement for all periods presented.

The Bancorp and its banking subsidiary, Fifth Third Bank, National Association, had CET1 capital, Tier 1 risk-based capital, Total risk-based capital and Leverage ratios above the "well-capitalized" levels at both December 31, 2023 and 2022. To continue to qualify for financial holding company status pursuant to the Gramm-Leach-Bliley Act of 1999, the Bancorp's banking subsidiary must, among other things, maintain "well-capitalized" capital ratios.

The following table presents capital and risk-based capital and leverage ratios for the Bancorp and its banking subsidiary at December 31:

	2023		2022	
($ in millions)	Amount	Ratio	Amount	Ratio
CET1 capital:				
Fifth Third Bancorp	$ 16,800	10.29 %	$ 15,670	9.28 %
Fifth Third Bank, National Association	20,147	12.42	18,952	11.31
Tier 1 risk-based capital:				
Fifth Third Bancorp	18,916	11.59	17,786	10.53
Fifth Third Bank, National Association	20,147	12.42	18,952	11.31
Total risk-based capital:				
Fifth Third Bancorp	22,400	13.72	21,606	12.79
Fifth Third Bank, National Association	22,463	13.85	21,463	12.81
Leverage:[a]				
Fifth Third Bancorp	18,916	8.73	17,786	8.56
Fifth Third Bank, National Association	20,147	9.38	18,952	9.23

(a) *Quarterly average assets are a component of the Leverage ratio and for this purpose do not include goodwill and any other intangible assets and other investments that the U.S. banking agencies determine should be deducted from Tier 1 capital.*

30. Parent Company Financial Statements

Condensed Statements of Income (Parent Company Only)

For the years ended December 31 ($ in millions)		2023	2022	2021
Income				
Dividends from consolidated nonbank subsidiaries[a]	$	**1,819**	165	3,040
Securities gains (losses), net		**4**	(9)	1
Interest		**63**	11	11
Total income		**1,886**	167	3,052
Expenses				
Interest		**525**	311	250
Other		**39**	19	30
Total expenses		**564**	330	280
Income (Loss) Before Income Taxes and Equity in Undistributed Earnings of Subsidiaries		**1,322**	(163)	2,772
Applicable income tax benefit		**(112)**	(76)	(62)
Income (Loss) Before Equity in Undistributed Earnings of Subsidiaries		**1,434**	(87)	2,834
Equity in undistributed earnings		**915**	2,533	(64)
Net Income Attributable to Bancorp	$	**2,349**	2,446	2,770
Other Comprehensive Income		**—**	—	—
Comprehensive Income Attributable to Bancorp	$	**2,349**	2,446	2,770

(a) Includes dividends paid by the Bancorp's indirect banking subsidiary to the Bancorp's direct nonbank subsidiary holding company of $1.8 billion and $3.0 billion for the years ended December 31, 2023 and 2021, respectively. The Bancorp's indirect banking subsidiary did not pay dividends during the year ended December 31, 2022.

Condensed Balance Sheets (Parent Company Only)

As of December 31 ($ in millions)		2023	2022
Assets			
Cash	$	**120**	120
Other short-term investments		**6,500**	5,667
Available-for-sale debt and other securities		**1,000**	1,000
Equity securities		**34**	34
Loans to nonbank subsidiaries		**—**	60
Investment in nonbank subsidiaries		**21,998**	20,256
Goodwill		**80**	80
Other assets		**179**	326
Total Assets	$	**29,911**	27,543
Liabilities			
Other short-term borrowings	$	**—**	121
Accrued expenses and other liabilities		**631**	764
Long-term debt (external)		**10,108**	9,331
Total Liabilities	$	**10,739**	10,216
Equity			
Common stock	$	**2,051**	2,051
Preferred stock		**2,116**	2,116
Capital surplus		**3,757**	3,684
Retained earnings		**22,997**	21,689
Accumulated other comprehensive loss		**(4,487)**	(5,110)
Treasury stock		**(7,262)**	(7,103)
Total Equity		**19,172**	17,327
Total Liabilities and Equity	$	**29,911**	27,543

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statements of Cash Flows (Parent Company Only)

For the years ended December 31 ($ in millions)		2023	2022	2021
Operating Activities				
Net income	$	2,349	2,446	2,770
Adjustments to reconcile net income to net cash provided by operating activities:				
Amortization and accretion		7	7	7
Provision for (benefit from) deferred income taxes		1	(3)	(1)
Securities (gains) losses, net		(4)	9	(1)
Equity in undistributed earnings		(915)	(2,533)	64
Net change in:				
Equity securities		4	6	1
Other assets		147	(115)	(40)
Accrued expenses and other liabilities		(126)	45	(80)
Net Cash Provided by (Used in) Operating Activities		1,463	(138)	2,720
Investing Activities				
Proceeds from maturities of securities issued by subsidiary		1,000	—	—
Purchase of securities issued by subsidiary		(1,000)	(1,000)	—
Net change in:				
Other short-term investments		(833)	567	(656)
Loans to nonbank subsidiaries		60	132	158
Net Cash Used in Investing Activities		(773)	(301)	(498)
Financing Activities				
Net change in other short-term borrowings		(121)	(240)	(89)
Proceeds from issuance of long-term debt		1,244	2,986	498
Repayment of long-term debt		(500)	(1,200)	(250)
Dividends paid on common and preferred stock		(1,060)	(927)	(897)
Repurchase of treasury stock and related forward contract		(200)	(100)	(1,393)
Other, net		(53)	(82)	(89)
Net Cash (Used in) Provided by Financing Activities		(690)	437	(2,220)
(Decrease) Increase in Cash		—	(2)	2
Cash at Beginning of Period		120	122	120
Cash at End of Period	$	120	120	122

31. Business Segments

The Bancorp reports on three business segments: Commercial Banking, Consumer & Small Business Banking and Wealth and Asset Management. Results of the Bancorp's business segments are presented based on its management structure and management accounting practices. The structure and accounting practices are specific to the Bancorp; therefore, the financial results of the Bancorp's business segments are not necessarily comparable with similar information for other financial institutions. The Bancorp refines its methodologies from time to time as management's accounting practices and businesses change.

The Bancorp manages interest rate risk centrally at the corporate level. By employing an FTP methodology, the business segments are insulated from most benchmark interest rate volatility, enabling them to focus on serving customers through the origination of loans and acceptance of deposits. The FTP methodology assigns charge and credit rates to classes of assets and liabilities, respectively, based on the estimated amount and timing of the cash flows for each transaction. Assigning the FTP rate based on matching the duration of cash flows allocates interest income and interest expense to each business segment so its resulting net interest income is insulated from future changes in benchmark interest rates. The Bancorp's FTP methodology also allocates the contribution to net interest income of the asset-generating and deposit-providing businesses on a duration-adjusted basis to better attribute the driver of the performance. As the asset and liability durations are not perfectly matched, the residual impact of the FTP methodology is captured in General Corporate and Other. The charge and credit rates are determined using the FTP rate curve, which is based on an estimate of Fifth Third's marginal borrowing cost in the wholesale funding markets. The FTP curve is constructed using the U.S. swap curve, brokered CD pricing and unsecured debt pricing.

The Bancorp adjusts the FTP charge and credit rates as dictated by changes in interest rates for various interest-earning assets and interest-bearing liabilities and by the review of behavioral assumptions, such as prepayment rates on interest-earning assets and the estimated durations for indeterminate-lived deposits. Key assumptions, including the credit rates provided for deposit accounts, are reviewed annually. Credit rates for deposit products and charge rates for loan products may be reset more frequently in response to changes in market conditions.

The Bancorp's methodology for allocating provision for credit losses to the business segments includes charges or benefits associated with changes in criticized commercial loan levels in addition to actual net charge-offs experienced by the loans and leases owned by each business segment. Provision for credit losses attributable to loan and lease growth and changes in ALLL factors is captured in General Corporate and Other. The financial results of the business segments include allocations for shared services and headquarters expenses. Additionally, the business segments form synergies by taking advantage of relationship depth opportunities and funding operations by accessing the capital markets as a collective unit.

The following is a description of each of the Bancorp's business segments and the products and services they provide to their respective client bases.

Commercial Banking offers credit intermediation, cash management and financial services to large and middle-market businesses and government and professional customers. In addition to the traditional lending and depository offerings, Commercial Banking products and services include global cash management, foreign exchange and international trade finance, derivatives and capital markets services, asset-based lending, real estate finance, public finance, commercial leasing and syndicated finance.

Consumer and Small Business Banking provides a full range of deposit and loan products to individuals and small businesses through a network of full-service banking centers and relationships with indirect and correspondent loan originators in addition to providing products designed to meet the specific needs of small businesses, including cash management services. Consumer and Small Business Banking includes the Bancorp's residential mortgage, home equity loans and lines of credit, credit cards, automobile and other indirect lending and other consumer lending activities. Residential mortgage activities include the origination, retention and servicing of residential mortgage loans, sales and securitizations of those loans and all associated hedging activities. Indirect lending activities include extending loans to consumers through automobile dealers, motorcycle dealers, powersport dealers, recreational vehicle dealers and marine dealers. Other consumer lending activities include home improvement and solar energy installation loans originated through a network of contractors and installers.

Wealth and Asset Management provides a full range of wealth management solutions for individuals, companies and not-for-profit organizations, including wealth planning, investment management, banking, insurance, trust and estate services. These offerings include retail brokerage services for individual clients, advisory services for institutional clients including middle market businesses, non-profits, states and municipalities, and wealth management strategies and products for high net worth and ultra-high net worth clients.

The following tables present the results of operations and assets by business segment for the years ended December 31:

2023 ($ in millions)	Commercial Banking	Consumer and Small Business Banking	Wealth and Asset Management	General Corporate and Other	Eliminations	Total
Net interest income	$ 3,812	5,207	360	(3,552)	—	5,827
Provision for credit losses	12	303	1	199	—	515
Net interest income after provision for credit losses	3,800	4,904	359	(3,751)	—	5,312
Noninterest income:						
Commercial banking revenue	619	4	1	—	—	624
Wealth and asset management revenue	2	216	549	—	(186) [(a)]	581
Service charges on deposits	371	208	1	(3)	—	577
Card and processing revenue	92	312	2	10	—	416
Mortgage banking net revenue	—	250	—	—	—	250
Leasing business revenue	208	—	—	—	—	208
Other noninterest income[(b)]	73	115	2	17	—	207
Securities gains (losses), net	(9)	—	—	27	—	18
Securities losses, net - non-qualifying hedges on MSRs	—	—	—	—	—	—
Total noninterest income	1,356	1,105	555	51	(186)	2,881
Noninterest expense:						
Compensation and benefits	654	878	220	942	—	2,694
Technology and communications	14	27	1	422	—	464
Net occupancy expense[(c)]	41	209	12	69	—	331
Equipment expense	29	44	—	75	—	148
Marketing expense	3	70	1	52	—	126
Leasing business expense	121	—	—	—	—	121
Card and processing expense	11	76	1	(4)	—	84
Other noninterest expense	1,130	1,211	326	(1,244)	(186)	1,237
Total noninterest expense	2,003	2,515	561	312	(186)	5,205
Income (loss) before income taxes	3,153	3,494	353	(4,012)	—	2,988
Applicable income tax expense (benefit)	594	733	74	(762)	—	639
Net income (loss)	2,559	2,761	279	(3,250)	—	2,349
Total goodwill	$ 2,324	2,369	226	—	—	4,919
Total assets	$ 77,640	88,144	10,891	37,899 [(d)]	—	214,574

(a) Revenue sharing agreements between Wealth and Asset Management and Consumer and Small Business Banking are eliminated in the Consolidated Statements of Income.
(b) Includes impairment charges of $1 recorded in Consumer and Small Business Banking and $1 recorded in General Corporate and Other for bank premises and equipment. For more information, refer to Note 7 and Note 28.
(c) Includes impairment losses and termination charges of $2 for ROU assets related to certain operating leases. For more information, refer to Note 9.
(d) Includes bank premises and equipment of $19 classified as held for sale. For more information, refer to Note 7.

2022 ($ in millions)	Commercial Banking	Consumer and Small Business Banking	Wealth and Asset Management	General Corporate and Other	Eliminations	Total
Net interest income	$ 2,542	3,131	262	(326)	—	5,609
Provision for credit losses	33	139	—	391	—	563
Net interest income after provision for credit losses	2,509	2,992	262	(717)	—	5,046
Noninterest income:						
Commercial banking revenue	563	3	1	(2)	—	565
Wealth and asset management revenue	3	204	540	—	(177) [a]	570
Service charges on deposits	372	216	1	—	—	589
Card and processing revenue	87	308	2	12	—	409
Mortgage banking net revenue	—	214	1	—	—	215
Leasing business revenue	237 [c]	—	—	—	—	237
Other noninterest income[b]	111	110	—	44	—	265
Securities losses, net	(33)	—	—	(49)	—	(82)
Securities losses, net -non-qualifying hedges on MSRs	—	(2)	—	—	—	(2)
Total noninterest income	1,340	1,053	545	5	(177)	2,766
Noninterest expense:						
Compensation and benefits	639	828	218	869	—	2,554
Technology and communications	11	22	1	382	—	416
Net occupancy expense[d]	40	196	13	58	—	307
Equipment expense	27	38	—	80	—	145
Marketing expense	5	58	1	54	—	118
Leasing business expense	131	—	—	—	—	131
Card and processing expense	11	72	1	(4)	—	80
Other noninterest expense	959	1,175	322	(1,311)	(177)	968
Total noninterest expense	1,823	2,389	556	128	(177)	4,719
Income (loss) before income taxes	2,026	1,656	251	(840)	—	3,093
Applicable income tax expense (benefit)	377	347	53	(130)	—	647
Net income (loss)	1,649	1,309	198	(710)	—	2,446
Total goodwill	$ 2,324	2,365	226	—	—	4,915
Total assets	$ 83,535	83,697	14,253	25,967 [e]	—	207,452

(a) Revenue sharing agreements between Wealth and Asset Management and Consumer and Small Business Banking are eliminated in the Consolidated Statements of Income.

(b) Includes impairment charges of $6 recorded in Consumer and Small Business Banking and $3 recorded in General Corporate and Other for bank premises and equipment. For more information, refer to Note 7 and Note 28.

(c) Includes impairment charges of $2 for operating lease equipment. For more information, refer to Note 8 and Note 28.

(d) Includes impairment losses and termination charges of $2 for ROU assets related to certain operating leases. For more information, refer to Note 9.

(e) Includes bank premises and equipment of $24 classified as held for sale. For more information, refer to Note 7.

2021 ($ in millions)	Commercial Banking	Consumer and Small Business Banking	Wealth and Asset Management	General Corporate and Other	Eliminations	Total
Net interest income	$ 1,596	1,685	88	1,401	—	4,770
(Benefit from) provision for credit losses	(597)	120	(1)	101	—	(377)
Net interest income after (benefit from) provision for credit losses	2,193	1,565	89	1,300	—	5,147
Noninterest income:						
Commercial banking revenue	633	2	2	—	—	637
Wealth and asset management revenue	2	206	558	—	(180) [a]	586
Service charges on deposits	385	214	1	—	—	600
Card and processing revenue	78	312	2	10	—	402
Mortgage banking net revenue	—	267	3	—	—	270
Leasing business revenue	300 [c]	—	—	—	—	300
Other noninterest income [b]	91	108	4	129	—	332
Securities (losses) gains, net	8	—	—	(15)	—	(7)
Securities losses, net -non-qualifying hedges on MSRs	—	(2)	—	—	—	(2)
Total noninterest income	1,497	1,107	570	124	(180)	3,118
Noninterest expense:						
Compensation and benefits	644	833	205	944	—	2,626
Technology and communications	17	16	1	354	—	388
Net occupancy expense [d]	37	197	15	63	—	312
Equipment expense	26	38	—	74	—	138
Marketing expense	7	41	2	57	—	107
Leasing business expense	137	—	—	—	—	137
Card and processing expense	7	85	1	(4)	—	89
Other noninterest expense	898	1,185	316	(1,268)	(180)	951
Total noninterest expense	1,773	2,395	540	220	(180)	4,748
Income before income taxes	1,917	277	119	1,204	—	3,517
Applicable income tax expense	363	57	25	302	—	747
Net income	1,554	220	94	902	—	2,770
Total goodwill	$ 1,980	2,303	231	—	—	4,514
Total assets	$ 75,387	85,455	13,836	36,438 [e]	—	211,116

(a) Revenue sharing agreements between Wealth and Asset Management and Consumer and Small Business Banking are eliminated in the Consolidated Statements of Income.
(b) Includes impairment charges of $6 recorded in Consumer and Small Business Banking and $1 recorded in General Corporate and Other for bank premises and equipment. For more information, refer to Note 7.
(c) Includes impairment charges of $25 for operating lease equipment. For more information, refer to Note 8.
(d) Includes impairment losses and termination charges of $3 for ROU assets related to certain operating leases. For more information, refer to Note 9.
(e) Includes bank premises and equipment of $24 classified as held for sale.

32. Subsequent Event

On January 29, 2024, the Bancorp issued and sold $1 billion of fixed-rate/floating-rate senior notes which will mature on January 29, 2032. The senior notes will bear interest at a rate of 5.631% per annum to, but excluding, January 29, 2031. From, and including January 29, 2031 until, but excluding January 29, 2032, the senior notes will bear interest at a rate of compounded SOFR plus 1.840%. The senior notes are redeemable in whole at par plus accrued and unpaid interest one year prior to their maturity date, or may be wholly or partially redeemed on or after 60 days prior to maturity. Additionally, the senior notes are redeemable at the Bancorp's option, in whole or in part, beginning 180 days after the issue date and prior to January 29, 2031, at the greater of: (a) the aggregate principal amount of the senior notes being redeemed, or (b) the present value of the remaining scheduled payments of principal and interest that would be due if the senior notes being redeemed matured on January 29, 2031.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Bancorp conducted an evaluation, under the supervision and with the participation of the Bancorp's management, including the Bancorp's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Bancorp's disclosure controls and procedures (as defined in Rules 13a-15(e and 15d-15(e under the Securities Exchange Act of 1934. Based on the foregoing, as of the end of the period covered by this report, the Bancorp's Chief Executive Officer and Chief Financial Officer concluded that the Bancorp's disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Bancorp files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required and information is accumulated and communicated to management including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S ASSESSMENT AS TO THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Fifth Third Bancorp is responsible for establishing and maintaining adequate internal control, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Bancorp's management assessed the effectiveness of the Bancorp's internal control over financial reporting as of December 31, 2023. Management's assessment is based on the criteria established in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and was designed to provide reasonable assurance that the Bancorp maintained effective internal control over financial reporting as of December 31, 2023. Based on this assessment, management believes that the Bancorp maintained effective internal control over financial reporting as of December 31, 2023. The Bancorp's independent registered public accounting firm, that audited the Bancorp's consolidated financial statements included in this annual report, has issued an audit report on our internal control over financial reporting as of December 31, 2023. This report appears on page 212 of the annual report.

CHANGES IN INTERNAL CONTROLS

The Bancorp's management also conducted an evaluation of internal control over financial reporting to determine whether any changes occurred during the year covered by this report that have materially affected, or are reasonably likely to materially affect, the Bancorp's internal control over financial reporting. Based on this evaluation, there has been no such change during the year covered by this report.

/s/ Timothy N. Spence	/s/ Bryan D. Preston
Timothy N. Spence	Bryan D. Preston
Chairman, Chief Executive Officer and President	Executive Vice President and Chief Financial Officer
February 27, 2024	February 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fifth Third Bancorp:

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Fifth Third Bancorp and subsidiaries (the "Bancorp" as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO. In our opinion, the Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States (PCAOB, the consolidated financial statements as of and for the year ended December 31, 2023, of the Bancorp and our report dated February 27, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Bancorp's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment as to the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bancorp's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bancorp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1 pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2 provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3 provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 27, 2024

ITEM 9B. OTHER INFORMATION

Effective February 27, 2024, the Bancorp's Board of Directors approved executive retention grant awards under the Bancorp's 2021 Incentive Compensation Plan to certain of the Bancorp's named executive officers, which awards were issued in part to promote continuity in key leadership roles and recognize new or expanded roles and responsibilities, where applicable. The Board granted these awards in the form of RSUs that will vest three years from the date of grant conditioned on the recipient's continued employment and satisfactory performance of duties. In the event the recipient's employment is terminated due to death or disability, any unvested RSUs will become immediately vested. In the event the recipient's employment is terminated for any other reason, the unvested RSUs will be forfeited. In addition, if the Bancorp's return on average tangible common equity for the fiscal year ending immediately prior to a vesting date (i.e., 2024, 2025 and 2026 does not meet or exceed 2%, one-third of the RSUs may be forfeited at the discretion of the Human Capital and Compensation Committee of the Bancorp's Board of Directors. Furthermore, as a condition to receiving the award, if the recipient is asked to assume a different role within the Bancorp before the RSUs vest, the recipient is required to accept such a role and fully cooperate with any transition of required duties, as needed.

Kevin P. Lavender, the Bancorp's Executive Vice President and Head of Commercial Bank, James C. Leonard, the Bancorp's Executive Vice President and Chief Operating Officer, Jude A. Schramm, the Bancorp's Executive Vice President and Chief Information Officer, and Robert P. Shaffer, the Bancorp's Executive Vice President and Chief Risk Officer, will each receive a grant of RSUs in the amount of $2,000,000, based on the closing price of the Bancorp's common stock on February 27, 2024.

Adoption or Termination of Insider Trading Arrangements

On December 14, 2023, Jude A. Schramm, Executive Vice President and Chief Information Officer of the Bancorp, adopted a trading arrangement for the sale of shares of stock (a "Rule 10b5-1 Trading Plan" that is intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c. Mr. Schramm's Rule 10b5-1 Trading Plan, which shall terminate on December 31, 2024, provides for the sale of up to 10,000 shares of common stock pursuant to the terms of the Rule 10b5-1 Trading Plan.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Bancorp has adopted an Enterprise Insider Trading and Ethical Investing Policy that applies to all of its directors and employees.

The information required by this item relating to the Executive Officers of the Registrant is included in PART I under "INFORMATION ABOUT OUR EXECUTIVE OFFICERS."

The information required by this item concerning Directors and the nomination process is incorporated herein by reference under the caption "Election of Directors" of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders.

The information required by this item concerning the Audit Committee and Code of Business Conduct and Ethics is incorporated herein by reference under the captions "Corporate Governance" and "Board of Directors, Committees, Meetings, and Functions" of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders. Fifth Third's Code of Business Conduct and Ethics is available on Fifth Third's corporate website at www.53.com. In addition, any future amendments to, or waivers from, a provision of the Fifth Third Code of Business Conduct and Ethics that applies to Fifth Third's directors or executive officers (including Fifth Third's principal executive officer, principal financial officer, and principal accounting officer or controller will be posted at this internet address.

The information required by this item concerning Delinquent Section 16(a Reports is incorporated herein by reference under the caption "Delinquent Section 16(a Reports" of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference under the captions "Compensation Discussion and Analysis," "Compensation of Named Executive Officers," "Board of Directors Compensation," "CEO Pay Ratio," "Human Capital and Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security ownership information of certain beneficial owners and management is incorporated herein by reference under the captions "Certain Beneficial Owners," "Election of Directors," "Compensation Discussion and Analysis," "Board of Directors Compensation," and "Compensation of Named Executive Officers" of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders.

The information required by this item concerning Equity Compensation Plan information is included in Note 25 of the Notes to Consolidated Financial Statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference under the captions "Certain Transactions", "Election of Directors", "Corporate Governance" and "Board of Directors, Committees, Meetings, and Functions" of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference under the caption "Principal Independent External Audit Firm Fees" of the Bancorp's Proxy Statement for the 2024 Annual Meeting of Shareholders. The Bancorp's principal independent external audit firm is Deloitte & Touche LLP, whose PCAOB Firm ID is 34.

PART IV
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

	Pages
Public Accounting Firm	110, 212
Fifth Third Bancorp and Subsidiaries Consolidated Financial Statements	112
Notes to Consolidated Financial Statements	118

The schedules for the Bancorp and its subsidiaries are omitted because of the absence of conditions under which they are required, or because the information is set forth in the Consolidated Financial Statements or the notes thereto.

The following lists the Exhibits to the Annual Report on Form 10-K:

2.1	Agreement and Plan of Merger by and among Fifth Third Bancorp, Fifth Third Financial Corporation and MB Financial, Inc. dated as of May 20, 2018. Incorporated by reference to Exhibit 2.1 to the Registrants Current Report on Form 8-K filed with the SEC on May 22, 2018.
3.1	Amended Articles of Incorporation of Fifth Third Bancorp. Incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021.
3.2	Code of Regulations of Fifth Third Bancorp, as Amended as of December 12, 2023. Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the SEC on December 18, 2023.
4.1	Indenture, dated as of May 23, 2003, between Fifth Third Bancorp and Wilmington Trust Company, as Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 22, 2003.
4.2	First Supplemental Indenture, dated as of December 20, 2006, between Fifth Third Bancorp and Wilmington Trust Company, as Trustee. Incorporated by reference to Exhibit 4.14 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
4.3	Global Security dated as of March 4, 2008 representing Fifth Third Bancorp's $500,000,000 8.25% Subordinated Notes due 2038. Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008. (1)
4.4	Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and Wilmington Trust Company, as trustee. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on May 6, 2008.
4.5	First Supplemental Indenture dated as of January 25, 2011 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third and the Trustee. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on January 25, 2011.
4.6	Second Supplemental Indenture dated as of March 7, 2012 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Wilmington Trust Company. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 7, 2012.
4.7	Deposit Agreement dated as of May 16, 2013, between Fifth Third Bancorp, as issuer, Wilmington Trust, National Association, as depositary and calculation agent, American Stock Transfer & Trust Company, LLC, as transfer agent and registrar, and the holders from time to time of the depositary receipts issued thereunder. Incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the SEC on May 16, 2013.
4.8	Form of Certificate Representing the 5.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series H, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed with the SEC on May 16, 2013.
4.9	Form of Depositary Receipt for the 5.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series H, of Fifth Third Bancorp. Incorporated by reference as Exhibit A to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the SEC on May 16, 2013.
4.10	Global Security dated as of November 20, 2013 representing Fifth Third Bancorp's $500,000,000 4.30% Subordinated Notes due 2024. Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed with the SEC on November 20, 2013. (2)
4.11	Deposit Agreement dated December 9, 2013, between Fifth Third Bancorp, as issuer, Wilmington Trust, National Association, as depositary and calculation agent, American Stock Transfer & Trust Company, LLC as transfer agent and registrar, and the holders from time to time of the depositary receipts issued thereunder. Incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the SEC on December 9, 2013.
4.12	Form of Certificate Representing the 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed with the SEC on December 9, 2013.
4.13	Form of Depositary Receipt for the 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I, of Fifth Third Bancorp. Incorporated by reference as Exhibit A to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the SEC on December 9, 2013.
4.14	Deposit Agreement dated June 5, 2014, among Fifth Third Bancorp, as issuer, Wilmington Trust, National Association, as depositary and calculation agent, American Stock Transfer & Trust Company, LLC as transfer agent and registrar, and the holders from time to time of the depositary receipts issued thereunder. Incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the SEC on June 5, 2014.
4.15	Form of Certificate Representing the 4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed with the SEC on June 5, 2014.
4.16	Form of Depositary Receipt for the 4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J, of Fifth Third Bancorp. Incorporated by reference as Exhibit A to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed with the SEC on June 5, 2014.
4.17	Third Supplemental Indenture dated as of February 28, 2014 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed with the SEC on February 28, 2014.
4.18	Fourth Supplemental Indenture dated as of July 27, 2015 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on July 27, 2015.
4.19	Fifth Supplemental Indenture dated as of June 15, 2017 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 15, 2017.
4.20	Sixth Supplemental Indenture dated as of March 14, 2018 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 14, 2018.

4.21	Form of 3.950% Senior Notes due 2028. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on March 14, 2018.
4.22	Seventh Supplemental Indenture dated as of June 5, 2018 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 5, 2018.
4.23	Amendment dated as of August 31, 2018 to Seventh Supplemental Indenture dated as of June 5, 2018 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018.
4.24	Eighth Supplemental Indenture dated as of January 25, 2019 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on January 25, 2019.
4.25	Form of 3.650% Senior Notes due 2024. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on January 25, 2019.
4.26	Second Amended and Restated Deposit Agreement, dated as of August 26, 2019, among Fifth Third Bancorp, as issuer, and American Stock Transfer & Trust Company, LLC, as depositary, transfer agent and registrar, and the holders from time to time of the depositary receipts issued. Incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A filed with the SEC on August 26, 2019.
4.27	Form of depositary receipt representing the Depositary Shares (included as Exhibit A to Exhibit 4.34). Incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A filed with the SEC on August 26, 2019.
4.28	Deposit Agreement dated September 17, 2019, between Fifth Third Bancorp, as issuer, American Stock Transfer & Trust Company, LLC, as depositary, transfer agent and registrar, relating to receipts, Depositary Shares and related 4.95% Non-Cumulative Perpetual Preferred Stock, Series K. Incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the SEC on September 17, 2019.
4.29	Form of Certificate Representing the 4.95% Non-Cumulative Perpetual Preferred Stock, Series K, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on September 17, 2019.
4.30	Form of Depositary Receipt for the 4.95% Non-Cumulative Perpetual Preferred Stock, Series K, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed with the SEC on September 17, 2019.
4.31	Ninth Supplemental Indenture dated as of October 28, 2019 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 28, 2019.
4.32	Form of 2.375% Senior Notes due 2025. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on October 28, 2019.
4.33	Tenth Supplemental Indenture dated as of May 5, 2020 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 5, 2020.
4.34	Form of 2.550% Senior Notes due 2027. Incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the SEC on May 5, 2020.
4.35	Form of Certificate Representing the 4.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series L, of Fifth Third Bancorp. Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed with the SEC on July 30, 2020.
4.36	Deposit Agreement dated July 30, 2020, between Fifth Third Bancorp, as issuer, American Stock Transfer & Trust Company, LLC, as depositary, transfer agent and registrar, and the holders from time to time of depositary receipts issued. Incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the SEC on July 30, 2020.
4.37	Form of Depositary Receipt for the 4.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series L, of Fifth Third Bancorp. Incorporated by reference to Exhibit A of Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the SEC on July 30, 2020.
4.38	Eleventh Supplemental Indenture dated as of November 1, 2021 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 1, 2021.
4.39	Form of 1.707% Fixed Rate/Floating Rate Senior Notes due 2027. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on November 1, 2021.
4.40	Twelfth Supplemental Indenture dated as of April 25, 2022 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on April 25, 2022.
4.41	Form of 4.055% Fixed Rate/Floating Rate Senior Notes due 2028. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on April 25, 2022.
4.42	Form of 4.337% Fixed Rate/Floating Rate Senior Notes due 2033. Incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the SEC on April 25, 2022.
4.43	Thirteenth Supplemental Indenture dated as of July 28, 2022 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee, as amended by Article 4 of the Twelfth Supplemental Indenture dated April 25, 2022 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on July 28, 2022.
4.44	Form of 4.772% Fixed Rate/Floating Rate Senior Notes due 2030. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on July 28, 2022.
4.45	Fourteenth Supplemental Indenture dated as of October 27, 2022 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee, as amended by Article 4 of the Twelfth Supplemental Indenture dated April 25, 2022 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 27, 2022.
4.46	Form of 6.361% Fixed Rate/Floating Rate Senior Notes due 2028. Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on October 27, 2022.
4.47	Fifteenth Supplemental Indenture dated as of July 27, 2023 between Fifth Third Bancorp and Wilmington Trust Company, as Trustee, to the Indenture for Senior Debt Securities dated as of April 30, 2008 between Fifth Third Bancorp and the Trustee, as amended by Article 4 of the Twelfth Supplemental Indenture dated April 25, 2022 between Fifth Third Bancorp and the Trustee. Incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed on July 27, 2023.
4.48	Form of 6.339% Fixed Rate/Floating Rate Senior Notes due 2029. Incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed on July 27, 2023.

4.49	Certain instruments defining the rights of holders of long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.
4.50	Description of Registrant's Securities. Incorporated by reference to Exhibit 4.44 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 25, 2022.
10.1	Fifth Third Bancorp Unfunded Deferred Compensation Plan for Non-Employee Directors (as amended and restated effective as of September 1, 2020). Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.*
10.2	Fifth Third Bancorp Master Profit Sharing Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.*
10.3	First Amendment to Fifth Third Bancorp Master Profit Sharing Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.*
10.4	Second Amendment to Fifth Third Bancorp Master Profit Sharing Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.*
10.5	Third Amendment to Fifth Third Bancorp Master Profit Sharing Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.8 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.*
10.6	Fifth Third Bancorp 401(k) Savings Plan, as Amended and Restated effective January 1, 2020. Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.*
10.7	The Fifth Third Bancorp Master Retirement Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.*
10.8	First Amendment to The Fifth Third Bancorp Master Retirement Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.*
10.9	Second Amendment to The Fifth Third Bancorp Master Retirement Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.*
10.10	Third Amendment to The Fifth Third Bancorp Master Retirement Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.*
10.11	Fourth Amendment to The Fifth Third Bancorp Master Retirement Plan, as Amended and Restated. Incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.12	Fifth Third Bancorp 2011 Incentive Compensation Plan. Incorporated by reference to Annex 1 to the Registrant's Proxy Statement dated March 10, 2011.*
10.13	First Amendment to the Fifth Third Bancorp 2011 Incentive Compensation Plan. Incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.14	Fifth Third Bancorp 2014 Incentive Compensation Plan. Incorporated by reference to Annex A to the Registrant's Proxy Statement dated March 6, 2014.*
10.15	First Amendment to the Fifth Third Bancorp 2014 Incentive Compensation Plan. Incorporated by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.16	Fifth Third Bancorp 2017 Incentive Compensation Plan. Incorporated by reference to Annex A to the Registrant's Proxy Statement dated March 9, 2017.*
10.17	First Amendment to the Fifth Third Bancorp 2017 Incentive Compensation Plan. Incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.18	Fifth Third Bancorp 2019 Incentive Compensation Plan. Incorporated by reference to Exhibit 4.3 to the Registrant's Form S-8 Registration Statement filed on April 16, 2019 (Registration Statement No. 333-230900).*
10.19	Fifth Third Bancorp 2021 Incentive Compensation Plan. Incorporated by reference to Annex A to the Registrant's Proxy Statement filed on March 2, 2021.*
10.20	Amended and Restated Fifth Third Bancorp 1993 Stock Purchase Plan. Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.*
10.21	Fifth Third Bancorp Non-qualified Deferred Compensation Plan (as amended and restated effective as of September 1, 2020). Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.*
10.22	Fifth Third Bancorp Stock Option Gain Deferral Plan. Incorporated by reference to Annex 5 to the Registrant's Proxy Statement dated February 9, 2001.*
10.23	Amendment No. 1 to Fifth Third Bancorp Stock Option Gain Deferral Plan. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 26, 2005.*
10.24	Amended and Restated First National Bankshares of Florida, Inc. 2003 Incentive Plan. Incorporated by reference to Exhibit 10.10 to First National Bankshares of Florida, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.*
10.25	Fifth Third Bancorp Executive Change in Control Severance Plan, effective January 1, 2015. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on November 21, 2014.*
10.26	First Amendment to the Fifth Third Bancorp Executive Change in Control Severance Plan. Incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.27	Second Amendment to the Fifth Third Bancorp Executive Change in Control Severance Plan. Incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K filed on February 23, 2021.*
10.28	Fifth Third Bank, National Association Executive Severance Benefits Plan. Incorporated by reference to Exhibit 99.1 of the Registrant's Current Report on Form 8-K filed on February 23, 2021.*
10.29	Stock Appreciation Right Award Agreement. Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.*
10.30	Stock Appreciation Right Award Agreement. Incorporated by reference to Exhibit 10.34 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.*
10.31	Restricted Stock Unit Agreement (for Directors). Incorporated by reference to Exhibit 10.36 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.*

10.32	Master Confirmation for accelerated share repurchase transaction between Fifth Third Bancorp and Deutsche Bank AG, London Branch, with Deutsche Bank Securities Inc. acting as agent. Incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013.**
10.33	Master Confirmation, as supplemented by a Supplemental Confirmation, for accelerated share repurchase transaction dated October 20, 2014 between Fifth Third Bancorp and Deutsche Bank AG, London Branch. Incorporated by reference to Exhibit 10.38 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.**
10.34	Master Confirmation, as supplemented by a Supplemental Confirmation, for accelerated share repurchase transaction dated July 29, 2015 between Fifth Third Bancorp and Morgan Stanley & Co. LLC. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.**
10.35	Master Confirmation, as supplemented by a Supplemental Confirmation, for accelerated share repurchase transaction dated April 27, 2015 between Fifth Third Bancorp and Barclays Bank PLC, through its agent Barclays Capital Inc. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015.**
10.36	Master Confirmation, dated January 22, 2015, and Supplemental Confirmation, for accelerated share repurchase transaction dated January 22, 2015 between Fifth Third Bancorp and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015.**
10.37	Bancorp Director Pay Program. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023.*
10.38	2016 Restricted Stock Unit Grant Agreement (for Directors). Incorporated by reference to Exhibit 10.48 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.*
10.39	2017 Stock Appreciation Right Award Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.49 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.*
10.40	Long-Term Incentive Award Overview February 2017 Grants. Incorporated by reference to Exhibit 10.52 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.*
10.41	Restricted Stock Unit Grant Agreement (for Directors) for Fifth Third Bancorp 2017 Incentive Compensation Plan. Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017.*
10.42	2018 Stock Appreciation Right Award Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.67 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.*
10.43	Long-Term Incentive Award Overview 2018 Grants. Incorporated by reference to Exhibit 10.70 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.*
10.44	2018 Restricted Stock Unit Grant Agreement (for Directors). Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018.*
10.45	2018 Long-Term Incentive Compensation Program Overview February 2019 Grants. Incorporated by reference to Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.46	2019 Performance Share Award Agreement. Incorporated by reference to Exhibit 10.75 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.47	2019 Restricted Stock Unit Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.76 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.48	2019 Stock Appreciation Right Award Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.77 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.*
10.49	2019 Long-Term Incentive Compensation Program Overview February 2020 Grants. Incorporated by reference to Exhibit 10.72 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.*
10.50	2020 Performance Share Award Agreement. Incorporated by reference to Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.*
10.51	2020 Restricted Stock Unit Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.*
10.52	2020 Stock Appreciation Right Award Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.75 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.*
10.53	2019 Restricted Stock Unit Grant Agreement (for Directors). Incorporated by reference to Exhibit 10.76 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.*
10.54	2020 Restricted Stock Unit Grant Agreement (for Directors). Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020.*
10.55	2020 Long-Term Incentive Compensation Program Overview February 2021 Grants. Incorporated by reference to Exhibit 10.63 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.*
10.56	2021 Performance Share Award Agreement. Incorporated by reference to Exhibit 10.64 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.*
10.57	2021 Restricted Stock Unit Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.65 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.*
10.58	2021 Stock Appreciation Right Award Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.*
10.59	2021 Restricted Stock Unit Grant Agreement (for Directors). Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021.*
10.60	2021 Long-Term Incentive Compensation Program Overview February 2022 Grants. Incorporated by reference to Exhibit 10.71 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.*
10.61	2022 Performance Share Award Agreement. Incorporated by reference to Exhibit 10.72 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.*
10.62	2022 Restricted Stock Unit Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.*
10.63	2022 Stock Appreciation Right Award Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.*
10.64	2022 Restricted Stock Unit Grant Agreement (for Directors). Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022.*

10.65	2022 Long-Term Incentive Compensation Program Overview February 2023 Grants. Incorporated by reference to Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.*
10.66	2023 Performance Share Award Agreement. Incorporated by reference to Exhibit 10.67 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.*
10.67	2023 Restricted Stock Unit Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.68 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.*
10.68	2023 Stock Appreciation Right Award Agreement (for Executive Officers). Incorporated by reference to Exhibit 10.69 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.*
10.69	2023 Restricted Stock Unit Grant Agreement (for Directors). Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.*
10.70	Master Confirmation, as supplemented by two Supplemental Confirmations, for accelerated share repurchase transaction dated March 11, 2019 between Fifth Third Bancorp and JPMorgan Chase Bank, National Association, London Branch. Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019.**
10.71	Master Confirmation dated as of August 5, 2019, as supplemented by a Supplemental Confirmation dated August 5, 2019, for accelerated share repurchase transaction between Fifth Third Bancorp and Citibank, N.A. Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019.***
10.72	2023 Long-Term Incentive Compensation Program Overview February 2024 Grants.*
10.73	2024 Performance Share Award Agreement.*
10.74	2024 Restricted Stock Unit Agreement (for Executive Officers).*
10.75	2024 Stock Appreciation Right Award Agreement (for Executive Officers).*
10.76	Form of 2024 Restricted Stock Unit Retention Agreement.
10.77	Form of 2024 Restricted Stock Unit Retention Agreement subject to additional covenant.
19	Enterprise Insider Trading and Ethical Investing Policy.
21	Fifth Third Bancorp Subsidiaries, as of February 15, 2024.
23	Consent of Independent Registered Public Accounting Firm-Deloitte & Touche LLP.
31(i)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer.
31(ii)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer.
32(i)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer.
32(ii)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer.
97	Compensation Clawback and Disclosure Policy.
101.INSXBRL	Instance Document.
101.SCHXBRL	Taxonomy Extension Schema Document.
101.CALXBRL	Taxonomy Extension Calculation Linkbase Document.
101.DEFXBRL	Taxonomy Extension Definition Linkbase Document.
101.LABXBRL	Taxonomy Extension Label Linkbase Document.
101.PREXBRL	Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1) *Fifth Third Bancorp also entered into an identical security on March 4, 2008 representing an additional $500,000,000 of its 8.25% Subordinated Notes due 2038.*

(2) *Fifth Third Bancorp also entered into an identical security on November 20, 2013 representing an additional $250,000,000 in principal amount of its 4.30% Subordinated Notes due 2024.*

* *Denotes management contract or compensatory plan or arrangement.*
** *An application for confidential treatment for selected portions of this exhibit has been filed with the SEC.*
*** *Selected portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.*

ITEM 16. FORM 10–K SUMMARY
None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIFTH THIRD BANCORP
Registrant

/s/ Timothy N. Spence
Timothy N. Spence
Chairman, Chief Executive Officer and President
Principal Executive Officer
February 27, 2024

Pursuant to requirements of the Securities Exchange Act of 1934, this report has been signed on February 27, 2024 by the following persons on behalf of the Registrant and in the capacities indicated.

OFFICERS:

/s/ Timothy N. Spence
Timothy N. Spence
Chairman, Chief Executive Officer and President
Principal Executive Officer

/s/ Bryan D. Preston
Bryan D. Preston
Executive Vice President and Chief Financial Officer
Principal Financial Officer

/s/ Mark D. Hazel
Mark D. Hazel
Executive Vice President and Controller
Principal Accounting Officer

DIRECTORS:

/s/ Timothy N. Spence
Timothy N. Spence
Chairman

/s/ Nicholas K. Akins
Nicholas K. Akins
Lead Independent Director

/s/ B. Evan Bayh III
B. Evan Bayh III

/s/ Jorge L. Benitez
Jorge L. Benitez

/s/ Katherine B. Blackburn
Katherine B. Blackburn

/s/ Emerson L. Brumback
Emerson L. Brumback

/s/ Linda W. Clement-Holmes
Linda W. Clement-Holmes

/s/ C. Bryan Daniels
C. Bryan Daniels

/s/ Laurent Desmangles
Laurent Desmangles

/s/ Mitchell S. Feiger
Mitchell S. Feiger

/s/ Thomas H. Harvey
Thomas H. Harvey

/s/ Gary R. Heminger
Gary R. Heminger

/s/ Eileen A. Mallesch
Eileen A. Mallesch

/s/ Michael B. McCallister
Michael B. McCallister

/s/ Kathleen A. Rogers
Kathleen A. Rogers

/s/ Marsha C. Williams
Marsha C. Williams

CONSOLIDATED TEN YEAR COMPARISON

AVERAGE ASSETS FOR THE YEARS ENDED DECEMBER 31 ($ IN MILLIONS)

Year	Loans and Leases	Other Short-Term Investments	Investment Securities	Total	Cash and Due from Banks	Other Assets	Total Average Assets
			Interest-Earning Assets				
2023	$ 122,282	11,934	57,527	191,743	2,772	16,169	208,426
2022	120,561	12,419	53,346	186,326	3,093	19,490	206,929
2021	114,117	33,243	37,018	184,378	3,055	21,050	206,324
2020	114,411	21,935	36,342	172,688	2,978	20,933	194,230
2019	107,794	2,140	35,470	145,404	2,748	16,903	163,936
2018	93,876	1,476	33,553	128,905	2,200	12,203	142,183
2017	92,731	1,390	32,172	126,293	2,224	13,236	140,527
2016	94,320	1,866	30,099	126,285	2,303	14,870	142,173
2015	93,339	3,258	26,987	123,584	2,608	15,100	139,999
2014	91,127	3,043	21,823	115,993	2,892	14,443	131,847

AVERAGE DEPOSITS AND AVERAGE SHORT-TERM BORROWINGS FOR THE YEARS ENDED DECEMBER 31 ($ IN MILLIONS)

Year	Demand	Interest Checking	Savings	Money Market	Certificates of Deposit[a]	Foreign Office and Other	Total	Short-Term Borrowings[b]	Total
				Deposits					
2023	$ 46,195	52,378	20,872	30,943	13,630	158	164,176	5,351	169,527
2022	60,185	45,835	23,445	29,326	4,030	170	162,991	4,925	167,916
2021	62,028	45,850	20,531	30,631	3,744	164	162,948	1,440	164,388
2020	47,111	46,890	16,440	29,879	7,455	256	148,031	2,094	150,125
2019	34,343	36,658	14,041	25,879	9,974	474	121,369	2,313	123,682
2018	32,634	29,818	13,330	21,769	6,532	839	104,922	3,120	108,042
2017	35,093	26,382	13,958	20,231	6,335	665	102,664	3,715	106,379
2016	35,862	25,143	14,346	19,523	6,745	830	102,449	3,351	105,800
2015	35,164	26,160	14,951	18,152	6,920	874	102,221	2,641	104,862
2014	31,755	25,382	16,080	14,670	7,691	1,828	97,406	2,331	99,737

INCOME FOR THE YEARS ENDED DECEMBER 31 ($ IN MILLIONS, EXCEPT PER SHARE DATA)

Year	Interest Income	Interest Expense	Noninterest Income	Noninterest Expense	Net Income Available to Common Shareholders	Earnings	Diluted Earnings	Dividends Declared
							Per Share	
2023	$ 9,760	3,933	2,881	5,205	2,212	3.23	3.22	1.36
2022	6,587	978	2,766	4,719	2,330	3.38	3.35	1.26
2021	5,211	441	3,118	4,748	2,659	3.78	3.73	1.14
2020	5,572	790	2,830	4,718	1,323	1.84	1.83	1.08
2019	6,254	1,457	3,536	4,660	2,419	3.38	3.33	0.94
2018	5,183	1,043	2,790	3,958	2,118	3.11	3.06	0.74
2017	4,489	691	3,224	3,782	2,105	2.86	2.81	0.60
2016	4,193	578	2,696	3,737	1,472	1.92	1.91	0.53
2015	4,028	495	3,003	3,643	1,610	2.00	1.97	0.52
2014	4,030	451	2,473	3,619	1,384	1.65	1.63	0.51

MISCELLANEOUS AT DECEMBER 31 ($ IN MILLIONS, EXCEPT PER SHARE DATA)

Year	Common Shares Outstanding	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total	Book Value Per Share	Allowance for Loan and Lease Losses
					Equity					
2023	681,124,810	$ 2,051	2,116	3,757	22,997	(4,487)	(7,262)	19,172	25.04	2,322
2022	683,385,880	2,051	2,116	3,684	21,689	(5,110)	(7,103)	17,327	22.26	2,194
2021	682,777,664	2,051	2,116	3,624	20,236	1,207	(7,024)	22,210	29.43	1,892
2020	712,760,325	2,051	2,116	3,635	18,384	2,601	(5,676)	23,111	29.46	2,453
2019	708,915,629	2,051	1,770	3,599	18,315	1,192	(5,724)	21,203	27.41	1,202
2018	646,630,857	2,051	1,331	2,873	16,578	(112)	(6,471)	16,250	23.07	1,103
2017	693,804,893	2,051	1,331	2,790	14,957	73	(5,002)	16,200	21.43	1,196
2016	750,479,299	2,051	1,331	2,756	13,290	59	(3,433)	16,054	19.62	1,253
2015	785,080,314	2,051	1,331	2,666	12,224	197	(2,764)	15,705	18.31	1,272
2014	824,046,952	2,051	1,331	2,646	11,034	429	(1,972)	15,519	17.22	1,322

(a) Includes CDs $250,000 or less and CDs over $250,000.

(b) Includes federal funds purchased and other short-term borrowings.

DIRECTORS AND OFFICERS

FIFTH THIRD BANCORP DIRECTORS

Timothy N. Spence
Chairman
Fifth Third Bancorp

Nicholas K. Akins, Lead Director
Retired Chairman & Chief Executive Officer
American Electric Power Company

B. Evan Bayh, III
Senior Advisor
Apollo Global Management

Jorge L. Benitez
Retired Chief Executive Officer
North America of Accenture plc

Katherine B. Blackburn
Executive Vice President
Cincinnati Bengals, Inc.

Emerson L. Brumback
Retired President & Chief Operating Officer
M&T Bank

Linda W. Clement-Holmes
Retired Chief Information Officer
The Procter & Gamble Company

C. Bryan Daniels
Founding Partner
Prairie Capital

Laurent Desmangles
Retired Senior Partner & Managing Director
Boston Consulting

Mitchell S. Feiger
Retired Chief Executive Officer and President
MB Financial, Inc.

Thomas H. Harvey
Chief Executive Officer
Energy Innovation: Policy and Technology, LLC

Gary R. Heminger
Retired Chief Executive Officer & Chairman
Marathon Petroleum Corporation

Eileen A. Mallesch
Retired Chief Financial Officer
Nationwide Property & Casualty Segment,
Nationwide Mutual Insurance Company

Michael B. McCallister
Retired Chairman & Chief Executive Officer
Humana, Inc.

Kathleen A. Rogers
Retired Executive Vice President
U.S. Bancorp

Marsha C. Williams
Retired Chief Financial Officer
Orbitz Worldwide, Inc

FIFTH THIRD BANCORP OFFICERS

Timothy N. Spence
Chairman, Chief Executive Officer and President

Kristine R. Garrett
Executive Vice President,
Group Regional President &
Head of Wealth & Asset Management

Kala J. Gibson
Executive Vice President &
Chief Corporate Responsibility Officer

Mark D. Hazel
Executive Vice President &
Controller

Kevin P. Lavender
Executive Vice President &
Head of Commercial Bank

James C. Leonard
Executive Vice President &
Chief Operating Officer

Nancy C. Pinckney
Executive Vice President &
Chief Human Resource Officer

Bryan D. Preston
Executive Vice President &
Chief Financial Officer

Jude A. Schramm
Executive Vice President &
Chief Information Officer

Robert P. Shaffer
Executive Vice President &
Chief Risk Officer

Melissa S. Stevens
Executive Vice President &
Chief Marketing Officer

Susan B. Zaunbrecher
Executive Vice President &
Chief Legal Officer

REGIONAL PRESIDENTS

Michael Ash
David Briggs
Timothy Elsbrock
Lee Fite
David Girodat
Stephanie Green
Kimberly Halbauer
Mark Heckler
Francie Henry
Randy Koporc
Tom Partridge
Cary Putrino
Thomas G. Welch, Jr.
Joseph Yurosek

FIFTH THIRD BANCORP BOARD COMMITTEES

Audit Committee
Eileen A. Mallesch, Chair
Jorge L. Benitez
Katherine B. Blackburn
Linda W. Clement-Holmes
C. Bryan Daniels
Thomas H. Harvey
Gary R. Heminger
Kathleen A. Rogers

Finance Committee
Gary R. Heminger, Chair
Nicholas K. Akins
Jorge L. Benitez
Emerson L. Brumback
Thomas H. Harvey
Eileen A. Mallesch
Michael B. McCallister

Human Capital and Compensation Committee
Michael B. McCallister, Chair
Nicholas K. Akins
Jorge L. Benitez
Emerson L. Brumback
Linda W. Clement-Holmes
Gary R. Heminger
Kathleen A. Rogers

Nominating and Corporate Governance Committee
Thomas H. Harvey, Chair
Nicholas K. Akins
B. Evan Bayh, III
Jorge L. Benitez
Katherine B. Blackburn
Laurent Desmangles
Marsha C. Williams

Risk and Compliance Committee
Emerson L. Brumback, Chair
Nicholas K. Akins
C. Bryan Daniels
Laurent Desmangles
Mitchell S. Feiger
Eileen A. Mallesch
Michael B. McCallister
Kathleen A. Rogers
Marsha C. Williams

Technology Committee
Jorge L. Benitez, Chair
B. Evan Bayh, III
Linda W. Clement-Holmes
C. Bryan Daniels
Laurent Desmangles
Mitchell S. Feiger
Thomas H. Harvey

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Performance Comparison

For the years ended Dec. 31 *$ in millions, except per share data*	2023	2022	2021
EARNINGS AND DIVIDENDS			
Net Income	$2,349	$2,446	$2,770
Common Dividends Declared	941	877	805
Preferred Dividends Declared	137	116	111
PER COMMON SHARE			
Earnings	$3.23	$3.38	$3.78
Diluted Earnings	3.22	3.35	3.73
Cash Dividends Declared	1.36	1.26	1.14
Book Value	25.04	22.26	29.43
AT YEAR-END			
Total Assets	$214,574	$207,452	$211,116
Total Loans and Leases (Incl. Held-for-Sale)	117,612	122,487	116,465
Deposits	168,912	163,690	169,324
Bancorp Shareholders' Equity	19,172	17,327	22,210
KEY RATIOS			
Net Interest Margin (FTE)[1]	3.05%	3.02%	2.59%
Efficiency Ratio (FTE)[1]	59.6%	56.2%	60.1%
CET1 Ratio	10.29%	9.28%	9.54%
Tier 1 Risk-Based Ratio	11.59%	10.53%	10.91%
Total Risk-Based Capital Ratio	13.72%	12.79%	13.42%
ACTUALS			
Common Shares Outstanding (000's)	681,125	683,386	682,778
Banking Centers	1,088	1,087	1,117
ATMs	2,104	2,132	2,322
Full-Time Equivalent Employees	18,724	19,319	19,112

[1]Non-GAAP measure. For further information, see the Non-GAAP Financial Measures section of MD&A.

Stock Performance	2023			2022		
	High	Low	Dividends Declared Per Share	High	Low	Dividends Declared Per Share
Fourth Quarter	$ 35.60	$ 22.49	$ 0.35	$ 37.20	$ 30.92	$ 0.33
Third Quarter	29.45	24.52	0.35	37.86	31.18	0.33
Second Quarter	28.18	22.46	0.33	43.82	32.55	0.30
First Quarter	38.06	22.11	0.33	50.64	41.55	0.30

Includes intraday stock prices.
Fifth Third's common stock is traded on the NASDAQ® Global Select Market under the symbol "FITB."

FIFTH THIRD BANCORP

Corporate Address
38 Fountain Square Plaza
Cincinnati, OH 45263
www.53.com
1-800-972-3030

Investor Relations
(For Inquiries of Shareholders Only)
38 Fountain Square Plaza
MD 1090QC
Cincinnati, OH 45263
ir@53.com
1-866-670-0468

TRANSFER AGENT
Equiniti Trust Company, LLC

FOR CORRESPONDENCE
Equiniti Trust Company, LLC
55 Challenger Rd 2nd floor
Ridgefield Park, NJ 07660
www.equiniti.com
helpAST@equiniti.com

1-888-294-8285

**For Dividend Reinvestment
and Direct Stock Purchase
Plan Transaction Processing:**
P.O. Box 10027
Newark, NJ 07101

